

15007804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
JUN 2 2 2015
WASH, D.C.
194
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

The following represents English translations of audited and unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended December 31, 2014.

FINANCIAL INFORMATION OF PETRÓLEOS MEXICANOS

FILED WITH THE

MEXICAN STOCK EXCHANGE

QUARTER: 04 YEAR: 2014

AUDITED INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2014 AND 31 DECEMBER 2013

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
10000000	**TOTAL ASSETS**	**2,128,368,280**	**2,047,390,353**
11000000	**TOTAL CURRENT ASSETS**	**289,327,281**	**284,642,441**
11010000	CASH AND CASH EQUIVALENTS	117,988,528	80,745,719
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	59,426,533	84,985,515
11030010	TRADE RECEIVABLES	60,025,157	85,682,799
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-598,624	-697,284
11040000	OTHER RECEIVABLES, NET	54,996,434	37,526,496
11040010	OTHER RECEIVABLES	54,996,434	37,526,496
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	49,938,656	56,914,500
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	6,977,130	24,470,211
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	1,562,556	6,741,640
11060030	ASSETS AVAILABLE FOR SALE	5,414,574	17,728,571
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,839,040,999**	**1,762,747,912**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	22,014,760	16,779,501
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	22,014,760	16,779,501
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0
12020040	OTHER INVESTMENTS	0	0
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,783,374,138	1,721,578,741
12030010	LAND AND BUILDINGS	1,298,624,242	1,203,177,675
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,711,147,635	1,665,355,616
12030030	OTHER EQUIPMENT	93,367,670	85,554,340
12030040	ACCUMULATED DEPRECIATION	-1,515,558,153	-1,381,938,931
12030050	CONSTRUCTION IN PROGRESS	195,792,744	149,430,041
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	22,625,264	14,194,710
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	109,279	107,701
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	22,515,985	14,087,009
12070000	DEFERRED TAX ASSETS	4,142,618	2,493,162
12080000	OTHER NON-CURRENT ASSETS	6,884,219	7,701,798
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	6,884,219	7,701,798
20000000	**TOTAL LIABILITIES**	**2,896,089,134**	**2,232,636,993**
21000000	**TOTAL CURRENT LIABILITIES**	**334,159,347**	**259,190,832**
21010000	BANK LOANS	108,858,809	46,305,610
21020000	STOCK MARKET LOANS	37,007,408	44,371,333
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	116,178,295	106,745,193
21050000	TAXES PAYABLE	42,420,090	41,289,495
21050010	INCOME TAX PAYABLE	11,389,648	35,751,489
21050020	OTHER TAXES PAYABLE	31,030,442	5,538,006
21060000	OTHER CURRENT LIABILITIES	29,694,745	20,479,201

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2014 AND 31 DECEMBER 2013

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	17,459,740	6,284,482
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	12,235,005	14,194,719
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,561,929,787**	**1,973,446,161**
22010000	BANK LOANS	151,904,877	107,899,202
22020000	STOCK MARKET LOANS	845,479,409	642,664,269
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	4,315,942	27,059,698
22050000	OTHER NON-CURRENT LIABILITIES	1,560,229,559	1,195,822,992
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,474,088,528	1,119,207,870
22050050	PROVISIONS	78,422,943	69,209,398
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	7,718,088	7,405,724
30000000	**TOTAL EQUITY**	**-767,720,854**	**-185,246,640**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-768,065,672	-185,750,522
30030000	CAPITAL STOCK	134,604,835	114,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	43,730,591	115,313,691
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-551,806,632	-286,603,419
30080010	LEGAL RESERVE	1,002,130	1,002,130
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-287,605,549	-117,739,916
30080040	NET INCOME FOR THE PERIOD	-265,203,213	-169,865,633
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-394,594,466	-129,065,629
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-408,349,268	-132,392,890
30090030	FOREING CURRENCY TRANSLATION	16,320,433	5,127,480
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	-2,565,631	-1,800,219
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	344,818	503,882

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 DECEMBER 2014 AND 31 DECEMBER 2013

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	96,339,237	68,446,775
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	752,123,195	605,844,647
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	2,993,244	2,425,920
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	153,085	154,774
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	6,884,219	7,701,798
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

AUDITED INFORMATION **(Thousand Pesos)** **Final Printing**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**1,586,727,874**	**364,190,086**	**1,608,204,625**	**409,494,278**
40010010	SERVICES	11,438,582	4,856,420	10,339,357	2,924,993
40010020	SALE OF GOODS	1,575,289,292	359,333,666	1,597,865,268	406,569,285
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**865,280,480**	**241,932,873**	**839,615,174**	**249,223,106**
40021000	GROSS PROFIT	721,447,394	122,257,213	768,589,451	160,271,172
40030000	**GENERAL EXPENSES**	**143,519,780**	**40,940,781**	**131,102,908**	**33,265,007**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**577,927,614**	**81,316,432**	**637,486,543**	**127,006,165**
40050000	**OTHER INCOME (EXPENSE), NET**	**37,552,397**	**11,818,548**	**90,135,686**	**9,474,684**
40060000	**OPERATING PROFIT (LOSS) (*)**	**615,480,011**	**93,134,980**	**727,622,229**	**136,480,849**
40070000	FINANCE INCOME	3,014,187	1,241,786	10,046,672	7,117,626
40070010	INTEREST INCOME	3,014,187	1,241,786	8,735,699	6,982,340
40070020	GAIN ON FOREIGN EXCHANGE, NET	0	0	0	0
40070030	GAIN ON DERIVATIVES, NET	0	0	1,310,973	135,286
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	137,996,791	89,080,663	43,537,976	15,611,120
40080010	INTEREST EXPENSE	51,559,060	17,792,426	39,586,484	11,356,831
40080020	LOSS ON FOREIGN EXCHANGE, NET	76,999,161	67,493,870	3,951,492	4,254,289
40080030	LOSS ON DERIVATIVES, NET	9,438,570	3,794,367	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-134,982,604**	**-87,838,877**	**-33,491,304**	**-8,493,494**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	34,368	-1,870,561	706,710	861,226
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**480,531,775**	**3,425,542**	**694,837,635**	**128,848,581**
40120000	INCOME TAX EXPENSE	746,074,764	121,002,144	864,896,062	206,322,610
40120010	CURRENT TAX	770,372,789	144,751,157	866,703,021	205,924,634
40120020	DEFERRED TAX	-24,298,025	-23,749,013	-1,806,959	397,976
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-265,542,989**	**-117,576,602**	**-170,058,427**	**-77,474,029**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-265,542,989**	**-117,576,602**	**-170,058,427**	**-77,474,029**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-339,776	-132,628	-192,794	-19,892
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-265,203,213	-117,443,974	-169,865,633	-77,454,137

REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40180000	BASIC EARNINGS (LOSS) PER SHARE	0.00	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0.00	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX) **CONSOLIDATED**

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

AUDITED INFORMATION **(Thousand Pesos)** **Final Printing**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	-265,542,989	-117,576,602	-170,058,427	-77,474,029
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	-275,962,370	-275,979,916	247,376,029	247,376,029
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	11,379,657	9,500,532	2,440,643	2,620,610
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-765,412	-1,550,303	4,453,495	1,116,428
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-265,348,125**	**-268,029,687**	**254,270,167**	**251,113,067**

REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40300000	**TOTAL COMPREHENSIVE INCOME**	**-530,891,114**	**-385,606,289**	**84,211,740**	**173,639,038**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-159,064	38,819	-194,571	-17,336
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-530,732,050	-385,645,108	84,406,311	173,656,374

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	143,074,787	31,488,720	148,491,704	36,240,349

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,586,727,874	1,608,204,625
92000040	OPERATING PROFIT (LOSS) (**)	615,480,011	727,622,229
92000060	NET PROFIT (LOSS) (**)	-265,542,989	-170,058,427
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-265,203,213	-169,865,633
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	143,074,787	148,491,704

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2014**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2013	49,604,835	0	0	0	178,730,591	977,760	-117,739,916	-383,337,573	-271,764,303	698,453	-271,065,850
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	24,370	0	0	24,370	0	24,370
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	65,000,000	0	0	0	-63,416,900	0	0	0	1,583,100	0	1,583,100
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-169,865,633	254,271,944	84,406,311	-194,571	84,211,740
BALANCE AT DECEMBER 31, 2013	114,604,835	0	0	0	115,313,691	1,002,130	-287,605,549	-129,065,629	-185,750,522	503,882	-185,246,640
BALANCE AT JANUARY 1, 2014	114,604,835	0	0	0	115,313,691	1,002,130	-287,605,549	-129,065,629	-185,750,522	503,882	-185,246,640
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	20,000,000	0	0	0	-71,583,100	0	0	0	-51,583,100	0	-51,583,100
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-265,203,213	-265,528,837	-530,732,050	-159,064	-530,891,114
BALANCE AT DECEMBER 31, 2014	134,604,835	0	0	0	43,730,591	1,002,130	-552,808,762	-394,594,466	-768,065,672	344,818	-767,720,854

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**480,531,775**	**694,837,635**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	192,853,224	193,389,912
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	143,074,787	148,491,704
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	-768,000
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	22,645,696	25,608,835
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-34,368	-706,710
50030050	(-) DIVIDENDS RECEIVED	-736,302	-914,116
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	27,903,411	21,678,199
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	130,106,637	40,721,532
50040010	(+) ACCRUED INTEREST	50,909,624	39,303,943
50040020	(+) EXCHANGE FLUCTUATION	78,884,717	3,308,300
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	312,296	-1,890,711
50050000	**CASH FLOWS BEFORE INCOME TAX**	**803,491,636**	**928,949,079**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-669,135,425	-738,612,557
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	9,261,025	5,401,035
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	6,975,844	-66,930
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-2,630,535	-11,065,732
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	9,433,102	45,231,742
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	77,366,956	91,110,120
50060060	+(-) INCOME TAXES PAID OR RETURNED	-769,541,817	-869,222,792
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**134,356,211**	**190,336,522**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-222,667,591	-244,196,356
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-230,678,870	-245,627,554
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	-3,466,447	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	336,095	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	11,141,631	1,431,198
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	117,112,405	10,258,942
50090010	+ BANK FINANCING	246,113,165	119,346,432
50090020	+ STOCK MARKET FINANCING	177,286,310	117,608,601
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-150,220,526	-160,206,279
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-57,234,966	-30,939,812
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	-51,583,100	1,583,100
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-47,248,478	-37,133,100
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

CONSOLIDATED

AUDITED INFORMATION **(Thousand Pesos)** **Final Printing**

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,801,025	-43,600,892
50110000	EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	8,441,784	5,111,720
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	80,745,719	119,234,891
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	117,988,528	80,745,719

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 04 YEAR: 2014

PETRÓLEOS MEXICANOS

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

AUDITED INFORMATION

FINAL PRINTING

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company) as of December 31, 2014.

In addition to this document, the Company is providing a report to publish its audited financial and operational results for the fourth quarter and year end 2014. The Company encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of its conference call announcing its year end results. All comparisons are made against the same period of the previous year unless otherwise specified. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly information summary, 4Q14

*Total sales during the fourth quarter amounted to MXN 364.2 billion, an 11.1% decrease as compared to the same period of 2013.

* Operating income totaled MXN 93.1 billion, a 31.8% decrease as compared to the fourth quarter of 2013.

* Total hydrocarbons production averaged 3.5 million barrels of oil equivalent per day (MMboed); crude oil production decreased by 6.5%.

* The average price of the Mexican crude oil basket decreased by 27.9%, from USD 92.05 to USD 66.33.

* EBITDA totaled MXN 155.8 billion (USD 10.6 billion).

Accumulated information summary as of December 31, 2014

* Total sales amounted to MXN 1,586.7 billion, a 1.3% decrease as compared to total sales recorded during 2013.

* Operating income totaled MXN 615.5 billion, a 15.4% decrease as compared to 2013.

* Total hydrocarbons production averaged 3.5 MMboed; crude oil production decreased by 3.7%.

* The average price of the Mexican crude oil basket decreased by 12.1%, from USD 98.53 to USD 86.56.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 04 YEAR: 2014

PETRÓLEOS MEXICANOS

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

AUDITED INFORMATION

FINAL PRINTING

* EBITDA totaled MXN 880.3 billion (USD 59.8 billion).

* During 2014, and especially during the fourth quarter of 2014, the Company's financial results were severely affected by external factors to the Company's operations, such as the Mexican peso depreciation against the U.S. dollar, and a decrease of interest rates on Mexico's government bonds. The first factor had a significant effect on the income statement, due to a change in valuation of financial debt. The second one had a direct impact on the discount rate used for the calculation of the net cost of employee benefits and therefore on our income statement.

FINANCIAL RESULTS, 4Q14

Total sales

During the fourth quarter of 2014, total sales decreased by 11.1%, or MXN 45.3 billion, as compared to the same period of 2013, primarily as a result of:

- a 25.7%, or MXN 45.0 billion decrease in exports, mainly due to a 27.8%, or MXN 37.9 billion decrease in exports of crude oil and condensates. The crude oil price decreased by 27.9%, from USD 92.05 per barrel during the fourth quarter of 2013 to USD 66.33 per barrel during the same quarter of 2014. In addition, export volumes decreased by 2.7%, from 1,234 Mbd to 1,201 Mbd; and
- a 6.9%, or MXN 12.2 billion decrease in domestic sales of gasoline and diesel, net of IEPS (IEPS stands for Special Tax on Production and Services in Spanish). The price effect had a negative impact of MXN 12.7 billion on this reduction, although it was partially offset by an increase in sales volume by MXN 0.5 billion.

Gross & Operating Income

During the fourth quarter of 2014, gross income decreased by 23.7%, or MXN 38.0 billion, as compared to the same period of 2013, primarily due to:

- a MXN 45.3 billion reduction on total sales; and
- an MXN 7.3 billion decrease in cost of sales, due to the resumption of operations at the Deer Park refinery in Texas (a partnership with Shell Oil), as well as a 19.6% increase in the volume of purchases for resale.

In addition, operating income totaled MXN 93.1 billion, which represents a 31.8%, or MXN 43.3 billion decrease, as compared to the same period of 2013. This decrease resulted in part from an increase in the net cost of employee benefits during this period, which primarily impacted administrative expenses due to the reclassification of expenses associated with certain current and retired employees from cost of sales and transportation and distribution expenses to administrative expenses, as well as a decrease in the discount rate from 8.45% in 2013 to 6.98% in 2014.

During the fourth quarter of 2014, the net cost of employee benefits recorded under cost of sales and general expenses increased by 42.0%, or MXN 9.8 billion, due to the decrease in the discount rate described above. Excluding the net cost of employee benefits during this period, costs and operating expenses decreased by MXN 9.4 billion, or 3.6%, as compared to the same period of 2013.

Depreciation and amortization, on the other hand, decreased by 13.9%, or MXN 5.1 billion, primarily due to the impact on depreciation of the recognition of impairment charges recorded in previous periods.

Composition of Net Income (Loss)

During the fourth quarter of 2014, the Company recorded a net loss of MXN 117.6 billion, primarily as a result of:

- operating income of MXN 93.1 billion;
- net interest expense of MXN 16.6 billion;
- a foreign exchange loss of MXN 67.5 billion; and
- taxes and duties of MXN 121.0 billion.

During the fourth quarter of 2014, the ratio of taxes and duties paid to income before taxes and duties was 3,532.4%, as compared to 160.1% during the same period of 2013. In addition, the ratio of taxes and duties paid to operating income was 129.9% during the fourth quarter of 2014, as compared to 151.2% during the same period of 2013.

Evolution of Net Income (Loss)

The increase in net loss during the fourth quarter of 2014 is primarily explained by:

- a 31.8%, or MXN 43.3 billion decrease in operating income;
- a MXN 12.2 billion increase in net interest expense, due to increased financial debt;
- a MXN 3.9 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies other than the Mexican peso in which the Company has issued debt;
- a MXN 63.2 billion foreign exchange loss, as a result of an 8.6% depreciation of the Mexican peso relative to the U.S. dollar during the fourth quarter of 2014, as compared to a 0.5% depreciation of the Mexican peso relative to the U.S. dollar during the same period of 2013; and

- a 41.3%, or MXN 85.3 billion decrease in taxes and duties, due to a decline in the production and price of the Mexican crude oil basket.

As a result, the Company recorded a net loss of MXN 117.6 billion during the fourth quarter of 2014, as compared to MXN 77.5 billion during the same period of 2013.

The Company's consolidated financial statements are presented in Mexican pesos, which is both its functional currency and reporting currency. However, the majority of the Company's revenues is denominated in U.S. dollars or indexed to the U.S. dollar and with the exception of labor costs, the Company's expenses are payable in U.S. dollars or in Mexican pesos indexed to the U.S. dollar.

Comprehensive Income (Loss)

During the fourth quarter of 2014, other comprehensive results decreased by 206.7% or MXN 519.1 billion, to a comprehensive loss of MXN 385.6 billion. This decrease resulted primarily from the difference between the 8.45% discount rate used to calculate the net cost of employee benefits in 2013 and the 6.98% discount rate used in 2014.

FINANCIAL RESULTS AS OF DECEMBER 31, 2014

Total sales

During 2014, total sales decreased by 1.3%, or MXN 21.5 billion, as compared to 2013, primarily due to an 8.3%, or MXN 57.4 billion decrease in exports, as a result of a MXN 72.9 billion decrease in exports of crude oil and condensates. This decrease is explained by a MXN 51.5 billion decrease in sales prices, and a MXN 21.4 billion decrease in sales volume. The price of crude oil decreased by 12.1%, from USD 98.53 per barrel during 2013 to USD 86.56 per barrel in 2014. In addition, export volumes decreased by 3.9%, from 1,189 Mbd to 1,142 Mbd. The decrease in crude oil exports was partially offset by a MXN 16.0 billion increase in exports of petroleum products, which was primarily driven by a 49.1% increase in the volume of fuel oil exports.

This decrease was partially offset by a MXN 34.8 billion, or 3.8% increase in domestic sales, as compared to 2013.

Gross & Operating Income

During 2014, gross income decreased by 6.1%, or MXN 47.1 billion, as compared to 2013, primarily due to:

- a MXN 21.5 billion decrease on total sales; and

- a MXN 25.7 billion, or 3.1% increase in cost of sales, primarily as a result of a MXN 15.4 billion increase in purchases for resale, mainly of natural gas, diesel and jet fuel. In addition, natural gas and LPG (liquefied petroleum gas) prices increased by 21.4% and 18.8%, respectively.

In addition, operating income decreased by 15.4%, or MXN 112.1 billion.
A significant portion of the goods and services related to the Company's strategic operations are priced in U.S. dollars or in Mexican pesos indexed to the U.S. dollar. As a result, the depreciation of the Mexican peso against the U.S. dollar results in an increase in costs.
Illegal theft of fuel oil, on the other hand, has a negative impact on operating costs and expenses. During 2014, illegal tapping activities increased and had an additional negative impact on our financial statements.

During 2014, costs and operating expenses (cost of sales, transportation and distribution expenses and administrative expenses) increased by MXN 38.1 billion, or 3.9%. Excluding the net cost of employee benefits during this period, costs and operating expenses increased by MXN 31.7 billion, or 3.7% as compared to the same period of 2013. The net cost of employee benefits recorded under cost of sales and general expenses increased by 5.5%, primarily due to a decrease in the discount rate used for its calculation from 8.45% in 2013 to 6.98% in 2014.

Composition of Net Income (Loss)
During 2014, the Company recorded a net loss of MXN 265.5 billion, primarily as a result of:

- operating income of MXN 615.5 billion;
- net interest expense of MXN 48.5 billion;
- costs associated to financial derivatives of MXN 9.4 billion;
- a foreign exchange loss of MXN 77.0 billion; and
- taxes and duties of MXN 746.1 billion.

During 2014, the ratio of taxes and duties paid to income before taxes and duties was 155.3% and the ratio of taxes and duties paid to operating income was 121.2%.

Working Capital
As of December 31, 2014, working capital totaled MXN (50.2) billion, primarily as a result of a MXN 55.2 billion increase in short-term financial debt.

Financial Debt
Total financial debt increased by 35.9%, to MXN 1,143.3 billion (USD 77.7 billion), primarily due to the financing activities carried out during the period.

During 2014, Petróleos Mexicanos and PMI's (refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V. and Pemex Finance Ltd.) total financing activities amounted to MXN 426.6 billion (USD 29.0 billion). Total debt payments made during the period amounted to MXN 207.5 billion (USD 14.1 billion).

The Company's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

2014 Activity

During 2014, the Company spent MXN 356.8 billion (USD 26.8 billion, at the average exchange rate for 2014, of MXN 13.2973 = USD 1.00) on investment activities, which represents 99.9% of the total investment of MXN 357.5 billion that were programmed for the year. These investments were allocated as follows:

- MXN 301.7 billion to Pemex-Exploration and Production (including maintenance expenditures), MXN 35.1 billion of which were allocated to exploration;
- MXN 39.8 billion to Pemex-Refining;
- MXN 7.5 billion to Pemex-Petrochemicals;
- MXN 4.8 billion to Pemex-Gas and Basic Petrochemicals; and
- MXN 3.0 billion to Petróleos Mexicanos Corporate.

Original 2015 Budget

The Mexican Congress originally approved a 2015 investment budget for the Company of MXN 366.4 billion (USD 27.3 billion, at the average exchange rate established in the Economic Package Fiscal Year 2015 of MXN 13.40 = USD 1.00) in 2014. These investments were expected to be allocated as follows:

- MXN 299.5 billion to Pemex-Exploration and Production (including maintenance expenditures), MXN 38.6 billion of which were allocated to exploration;
- MXN 50.7 billion to Pemex-Refining;
- MXN 8.2 billion to Pemex-Gas and Basic Petrochemicals;
- MXN 5.5 billion to Pemex-Petrochemicals; and
- MXN 2.5 billion to Petróleos Mexicanos Corporate.

Adjustment to the 2015 Budget

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

AUDITED INFORMATION

FINAL PRINTING

In order to meet the financial balance (amount is constructed under Mexican governmental accounting and equivalent to the following items in cash flow: sales minus operating costs and expenses, minus investment expense, minus taxes and duties, and minus financial debt service) goal of MXN (155) billion established by the Mexican Congress for 2015, a MXN 62.0 billion, or 11.5% cut has been made to the Company's budget. The budgetary adjustment program was based on the following principles:

- minimizing the impact on crude oil and gas production;
- minimizing the impact on the reserves replacement rate;
- maintaining the capacity to supply petroleum products to the domestic market;
- minimizing the impact on safety and reliability of the Company's facilities, in compliance with environmental regulations;
- minimizing the potential impact on future competitiveness, in the domestic petroleum products market; and
- increasing the Company's profitability.

Among other important actions taken by the Company to meet its 2015 financial balance goal were the implementation of the Austerity and Rational Use of Resources Program, and the postponement of revamps of refineries and of the clean fuels project associated with ultra-low sulfur gasoline and diesel.

2015 Budget

As a result of the budget adjustment, the Company expects to invest approximately MXN 307.6 billion (USD 23.0 billion, at the average exchange rate established in the Economic Package Fiscal Year 2015 of MXN 13.40 = USD 1.00) during 2015. These investments are expected to be allocated as follows:

- MXN 253.0 billion to Pemex-Exploration and Production (includes maintenance expenditures);
- MXN 41.9 billion to Pemex-Refining;
- MXN 6.8 billion to Pemex-Gas and Basic Petrochemicals;
- MXN 4.0 billion to Pemex-Petrochemicals; and
- MXN 1.8 billion to Petróleos Mexicanos Corporate.

Financing Activities 2014

Capital Markets

On November 27, 2014, the Company issued the following series of its *Certificados Bursátiles* (publicly traded notes) for an aggregate amount of MXN 15.0 billion:

- MXN 5.0 billion due in 6 years, at TIIE+15 basis points (PEMEX 14);
- MXN 8.3 billion due in 12 years, at 7.47% (PEMEX 14-2); and

- the equivalent of approximately MXN 1.7 billion in UDIs (Investment Units) due in 11 years, at 3.94% (PEMEX 14U reopening).

Bank Loans

On December 19, 2014, the Company obtained a bank loan for MXN 10.0 billion due in 10 years (a MXN 5.0 billion divided between a MXN 5.0 billion "bullet" tranche and a MXN 5.0 billion tranche payable on a quarterly basis).

On December 23, 2014, the Company entered into a bank loan for MXN 10.0 billion due in 2024 with quarterly amortizations.

COPFs

During the fourth quarter of 2014, no provisions were carried out through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production.

Liquidity Management

On November 19, 2014, the Company entered into a 5-year syndicated revolving credit line for MXN 20.0 billion.

As of December 31, 2014, the Company held syndicated revolving credit lines for liquidity management for USD 2.5 billion and MXN 23.5 billion. By the end of 2014, these lines were fully drawn.

Financing Activities 2015

Capital Markets

On January 23, 2015, the Company issued the following series of securities for an aggregate amount of USD 6.0 billion:

- USD 1.5 billion 3.500% Notes due in 5.5 years;
- USD 1.5 billion 4.500% Notes due in 11 years; and
- USD 3.0 billion 5.625% due in 31 years.

On February 11, 2015, the Company issued the following series of its *Certificados Bursátiles* for an aggregate amount of MXN 24.3 billion in the reopening of PEMEX 14, PEMEX14-2 and PEMEX 14U:

- MXN 4.3 billion due in 6 years, at TIIE plus 15 basis points (PEMEX 14);
- MXN 17.0 billion due in 12 years, at 7.47%, of which MXN 9.0 billion was distributed to foreign investors; this series is eligible for clearance through Euroclear (PEMEX 14-2); and
- the equivalent of approximately MXN 3.0 billion in UDIs due in 11 years, at 3.94% (PEMEX 14U).

Bank Loans

On January 16, 2015, the Company entered into a bank loan for MXN 7.0 billion due in 1 year.

On February 17, 2015, the Company replaced an existing bank loan for USD 2.0 billion due in 5 years.

Liquidity Management

On February 5, 2015, a USD syndicated credit line was increased from USD 1.25 billion to USD 3.25 billion.

As of February 27, 2015, the Company holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion.

OPERATING RESULTS, 4Q14

Exploration & Production 4Q14

Crude Oil Production

During the fourth quarter of 2014, total crude oil production averaged 2,360 Mbd, a 6.5% decrease as compared to the same period of 2013. This variation was primarily due to:

- a 10.2% decrease in the production of heavy crude oil, as a result of an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit, as well as a natural decline in production at the fields of the same business unit in the Northern Marine Region.
- a 10.8%, or 34 Mbd decrease in extra-light crude oil production, primarily due to an increase in the fractional water flow of wells of the Pijije and Sen fields of the Samaria-Luna business unit, a natural decline of the Costero field, as well as an increase in the fractional water flow with high salt concentration of wells of the Teotleco and Juspi fields in the Macuspana-Muspac business unit of the Southern region. It is worth mentioning, that the initiation of production at the Xux field in the Southwestern Marine region in June 2014, contributed an average of 35.3 Mbd to total crude oil production by the end of December.

This decrease was partially offset by:

- a 0.9%, or 8 Mbd increase in production of light crude oil, primarily due to the development of the Tsimin, Onel and Xanab fields in the Southwestern Marine region, and of the Kambesah field in the Northeastern Marine region. Altogether, these fields reached an average production of 186 Mbd by the end of the fourth quarter of 2014.

Natural Gas Production

During the fourth quarter of 2014, natural gas production (not including nitrogen) increased by 0.1%, or 7 MMcfd, as compared to the same quarter of 2013, primarily as a result of a 10.1% increase in non-associated gas production at the Burgos business unit in the Northern region.

The increase in natural gas production was partially offset by a 3.9% decrease in associated gas production, primarily due to:

- an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo and Samaria Luna business units in the Southern region; and
- a natural decline in production at the fields of the Abkatún-Pol Chuc business unit in the Southwestern Marine region.

This decline was partially offset by a 186 MMcfd increase in associated gas production during the period at the Cantarell business unit in the Northeastern Marine region.

Gas Flaring

For the fourth quarter of 2014, gas flaring increased by 124 MMcfd when compared to the same period of 2013, primarily due to increased levels of associated gas extraction in the marine regions, as well as capacity limitations to handle and transport natural gas. The previous was primarily caused by delays in the completion of works for gas utilization, a lack of standby equipment for gas-lifting turbo compressors, and problems with compression equipment located on marine rigs.

Operational Infrastructure

During the fourth quarter of 2014, the average number of operating wells totaled 9,545, a 1.8% decrease as compared to the average number of operating wells during the same quarter of 2013.

The completion of wells decreased by 35.8%, from 187 to 120 wells, mainly due to a decrease in the completion of development and exploration wells:

- the decrease in the completion of development wells was a result of a scheduled reduction of activities at the Aceite Terciario del Golfo and Poza Rica-Altamira business units in the Northern region and at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units in the Southern region; and
- the decrease in the completion of exploration wells was a result of a scheduled reduction of activities at the Burgos and Cuencas del Sureste Terrestre business units, in the Northern and Southern region, respectively.

Seismic Information

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

AUDITED INFORMATION

FINAL PRINTING

During the fourth quarter of 2014, the Company acquired 334 km of 2D seismic data, by focusing its two-dimensional acquisition efforts on the Sur de Burgos and Marland studies. No additional 3D seismic data was acquired during this period.

Discoveries

As a result of the exploratory activities carried out during the fourth quarter of 2014, the Nat-1 well led to a better understanding of the production potential of gas formations in the deep waters of the Gulf of Mexico.

In addition, the Céfiro-1 well confirmed the presence of shale dry gas, which has increased the production potential of such formations in Mexico.

Exploration & Production 2014

Crude Oil Production

During 2014, crude oil production totaled 2,429 Mbd, a decrease of 93 Mbd, or 3.7%, as compared to 2013, primarily due to:

- a 7.3% decrease in production of heavy crude oil due to a natural decline in production of fields located in the Cantarell business unit of the Northeastern Marine region and an increase in the fractional water flow of its wells; and
- a 3.5% decrease in production of extra-light crude oil, primarily due to an increase in the fractional water flow of wells of the Pijije and Sen fields in the Samaria Luna business unit of the Southern region, as well as a natural decline in production of fields of the Crudo Ligero Marino project in the Southwestern Marine region. It is worth mentioning, that the initiation of production at the Xux field in the Southwestern Marine region in June 2014, contributed an average of 35.3 Mbd to total crude oil production by the end of December.

The decrease in crude oil production was partially offset by a 2.0% increase in light crude oil production, mainly driven by increases in production at the Onel and Chuhuk fields of the Abkatún-Pol Chuc business unit, at the Tsimin and Xanab fields of the Litoral de Tabasco business unit, at the Kambesah field of the Cantarell business unit and at the Gasífero and Bedel fields of the Veracruz business unit. Altogether, this group of fields reached an increase in production of approximately 140 Mbd in twelve months (2013/12/31 – 2014/12/31).

In addition, the Tsimin-Xux project improved the average amount of time between the point of discovery and the commencement of production from 7 to 3.5 years. In fact, this project reached its 100 Mbd of crude oil production target five months ahead of schedule.

Natural Gas

During 2014, natural gas production increased by 1.4%, totaling 5,758 MMcfd, primarily due to a 3.3% increase in associated gas production at the Ku Maloob Zaap and Cantarell business units of the Northeastern Marine region, and at the Litoral de Tabasco business unit of the Southwestern Marine region.

This increase was partially offset by a 2.9% decrease in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the completion of wells at the Burgos and Veracruz business units of the Northern region.

Gas Flaring

During 2014, gas flaring increased by 122 MMcfd due to:
- scheduled maintenance and non-scheduled shutdowns of compression equipment located on marine rigs;
- climate events that originated delays on the maintenance program execution; and
- capacity limitations to handle and transport natural gas.

As a result, the natural gas use as a percentage of production was 95.7% during 2014.

Operational Infrastructure

During 2014, the average number of operating wells decreased by 2.8% to 9,558, as compared to 2013.

The completion of wells decreased by 35% during 2014, from 823 to 535 wells, mainly due to a decrease in the completion of development and exploration wells:
- the decrease in the completion of development wells resulted primarily from a scheduled reduction of activities at the Aceite Terciario del Golfo and Poza Rica-Altamira business units in the Northern region and at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units in the Southern region; and
- the decrease in the completion of exploration wells was mainly due to a scheduled reduction of activities at the Burgos and Cuencas del Sureste Terrestre business units in the Northern and Southern regions, respectively.

Seismic Information

During 2014, the Company focused its two-dimensional acquisition efforts on the following studies:
- Zapatero-Pénjamo: a study of crude oil, gas and condensates in the Yucatán platform;
- Sur de Burgos: a study of non-conventional formations;

- Loma Bonita: a study of crude oil in the Veracruz basin; and
- Salsomera: a study of subsalt formations in the Veracruz basin.

Additionally, the Company acquired two-dimensional development data from the Marland 2D study, which is part of the Enhanced Oil Recovery Reengineering Program associated with the Tamaulipas-Constitución project.

In addition, the Company focused its 3D seismic data acquisition efforts on the following studies:
- Jaltepec: a study of crude oil in the Veracruz basin;
- Anhélido: a study of non-conventional formations;
- Centauro 3D WAZ: a study of the Subsalt Belt; and
- a study on areas with high salt concentration and complexity located towards the south of the Subsalt Belt.

Finally, three-dimensional development data was acquired through the Ku-Maloob-Zaap 3D-3C study.

Discoveries

During 2014, the Company focused its exploration activities in the following producer prospects:

i) Southeastern Basin:

- The drilling of the Tlacame-1 well for heavy crude oil, the Santuario-401 well for light crude oil and the Arroyo Zanapa-201 well for light crude oil led to a better understanding of the production potential of the Southeastern basin.

ii) Deep Waters of the Gulf of Mexico:

- Favorable well logs were recorded at the Exploratus-1 well, which confirmed the production potential of this region of the deep waters of the Gulf of Mexico. Moreover, the Nat-1 and Hem-1 wells continued to quantify the production potential of gas formations in the Catemaco Fold Belt.

iii) Shale Resources:

- The Santa Anita 501 and 601 wells were drilled in conventional formations of the Burgos basin, each of which led to initial production of over 5 MMcfd of wet gas. In addition, the Céfiro-1 and Tangram-1 wells led to a better understanding of the production potential of non-conventional formations located in the northeastern portion of the country, especially in the Eagle Ford formation.

Exploration & Production Projects

Compression Platform in Tsimin-Xux

On November 25, 2014, the Company installed the compression platform CA-Litoral-A in the Tsimin-Xux development project; this platform will be the first one to be installed with the float-over method in the Gulf of Mexico.

CA-Litoral A has a separation capacity of 200 Mbd of crude oil and 600 MMcfd of gas and was built in shipyards located in Mexico by Dragados Offshore de México, S.A. de C.V. The platform is an octopod that is 53 meters high and weighs over 14 Mt. It has three high-pressure turbo-compressor modules, two high-pressure gas dehydration plants, three turbo-generators, two sour-gas sweetening plants, a high-pressure elevated gas burner, an emergency motor generator and auxiliary services installations.

Industrial Transformation 4Q14

Crude Oil Processing

During the fourth quarter of 2014, total crude oil processing decreased by 7.4%, as compared to the same period of 2013, primarily due to:
- scheduled maintenance cycles;
- non-scheduled maintenance and overhaul works; and
- operational problems resulting from the quality of crude oil supplied by producing areas.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 3.3 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

The Company's usage of its primary distillation capacity decreased by 7.0 percentage points, primarily due to maintenance cycles, overhaul projects and the operational problems described above.

Production of Petroleum Products

During the fourth quarter of 2014, total petroleum products output decreased by 8.3%, as compared to the same period of 2013, primarily due to a decrease in the amount of crude oil processed during this period.

Variable Refining Margin

During the fourth quarter of 2014, the Company's NRS recorded a negative variable refining margin of USD 0.96 per barrel, USD 0.44 per barrel above the margin recorded during the fourth quarter of 2013. This increase was primarily due to better market conditions and distillate yields obtained at the NRS, despite a decrease in inventory valuation, resulting from lower prices of crude oil.

Natural Gas Processing and Production

During the fourth quarter of 2014, natural gas processing decreased by 1.8%, as compared to the same period of 2013, in response to the decreased availability of sour wet gas from both the offshore and onshore regions. As a result, dry gas and natural gas liquids production decreased by 0.1% and 2.2%, respectively, as compared to the same period of 2013.

Condensates processing increased by 2.3% during the third quarter of 2014 as compared to the same period of 2013, primarily due to an increased supply of condensates from the Northern region.

Petrochemicals Production

During the fourth quarter of 2014, the production of petrochemical products decreased by 7.0%, or 91 Mt, as compared to the same period of 2013, primarily due to the following:

- a 32 Mt decrease in production in the ethane derivatives chain, mainly due to scheduled maintenance cycles that were carried out during 2014, which resulted in a decrease in production of polyethylene and ethylene oxide;
- a 29 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide, in response to a decline in demand for urea, as well as scheduled maintenance cycles in the methanol plant; and
- a 28 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of amorphous gasoline, heavy naphtha and sulfur in response to preventative maintenance activities at the continuous catalytic regeneration (CCR) plant.

This decrease was partially offset by an 11 Mt increase in production in the aromatics and derivatives chain, due to greater output volumes of xylenes and styrene.

<u>Industrial Transformation 2014</u>

Crude Oil Processing

During 2014, total crude oil processing totaled 1,155 Mbd, a 5.6% decrease as compared to 2013, primarily explained by scheduled maintenance cycles, non-scheduled maintenance and overhaul works, as well as operational problems resulting from the quality of crude oil supplied by producing areas.

The ratio of heavy crude oil to total crude oil processed by the NRS was 43.2%, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

During 2014, the Company's usage of its primary distillation capacity decreased by 4.0 percentage points, as compared to 2013, to 69.1% of its total capacity, due to the maintenance activities and overhaul works described above.

Production of Petroleum Products

During 2014, total petroleum products output decreased by 4.7%, as compared to 2013, as a result of a decrease in the amount of crude oil processed.

Variable Refining Margin

By the end of 2014, the NRS recorded a variable refining margin of USD 1.76 per barrel, as compared to a negative variable refining margin of USD 1.84 per barrel by the end of 2013. This is broadly explained by better market conditions in prices of oil and refined products, improved performance of gasolines and the processing of a heavier crude oil slate.

Natural Gas Processing and Production

During 2014, natural gas processing decreased by 1.4%, as compared to 2013, in response to the decreased availability of sweet wet gas from the Burgos business unit.

Condensates processing, on the other hand, increased by 5.0%, primarily due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production decreased by 1.4%, or 53 MMcfd, while natural gas liquids production recorded an increase of 0.6%, due to an increase in the supply of sour wet gas in the marine regions.

Petrochemicals Production

During 2014, production of petrochemical products totaled 5,251 Mt, a 3.7% decrease as compared to 2013. This decrease is primarily explained by:

- a 143 Mt decrease in production in the ethane derivatives chain, mainly due to the transfer of vinyl chloride and muriatic acid production to the joint venture between Pemex-Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V. on September 12, 2013, and is no longer on our records. In addition, the production of high- and low-density polyethylene decreased as a result of non-programmed shutdowns of operations;

- a 71 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to operational problems, repair works and obsolete plants, as well as a decrease in output of carbon dioxide, as a result of a decline in demand for urea; and
- a 100 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur and amorphous gasoline.

This decrease was partially offset by:
- a 99 Mt increase in production in the aromatics and derivatives chain, primarily due to the stabilization of the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex; and
- a 61 Mt increase in production in the propylene and derivatives chain, due to increased availability of propylene, and to the stabilization of the acrylonitrile production plant.

Industrial Transformation Projects

Los Ramones

On December 2, 2014, phase one of the Los Ramones natural gas pipeline project, which has the capacity to import up to 2.1 MMMcfd of natural gas, began operating. The phase one pipeline runs from Agua Dulce at the Texas border near Tamaulipas, to Los Ramones, Nuevo León.

In total, the Los Ramones project requires an investment of approximately USD 2.5 billion and measures 1,021 kilometers in length from Agua Dulce, Texas to Apaseo el Alto, Guanajuato.

Interoceanic Corridor

On January 2, 2015, President Enrique Peña Nieto, inaugurated the first stage of the "Interoceanic Corridor," a transportation system that is expected to reduce transportation time between the Gulf of Mexico and the Pacific ocean from 16 to 7 days. With an estimated investment of USD 1.4 billion, the project entails both the overhaul of existing infrastructure and the construction of new infrastructure. The key features of this project are as follows:
- The construction of new natural gas and liquefied petroleum gas (LPG) pipelines running from the Pajaritos marine terminal in Coatzacoalcos, Veracruz and to the Salina Cruz refinery in Oaxaca.
i) Currently, there are three compression stations and a pipeline measuring 12 inches in diameter that has a capacity of 90 MMcfd of natural gas.
ii) The availability of natural gas at the Salina Cruz refinery is expected to allow for the replacement of approximately 4.38 MMb of fuel oil with natural gas per year, thereby reducing approximately 450 Mt of carbon dioxide emissions per year, in addition to the reduction of 50 Mt of sulfur oxide per year.
- The renovation of the Salina Cruz marine terminal, allows the Company to resume crude oil exports to Asia, North and South America without having to cross through the Panama Canal.

LNG Project in the Pacific Coast

On November 5, 2014, the Company announced a project focused on the development of facilities for the liquefaction of natural gas in the Pacific coast, which will require an estimated investment of USD 6.0 billion. The Company expects to establish alliances with partners that can provide operational expertise and financial capital for the development of these new facilities.

This project constitutes the second stage of the Interoceanic Corridor, and is aimed at transporting the natural gas produced in the Gulf of Mexico through the Tehuantepec Isthmus for processing and export to Asia and Oceania. Operations are expected to begin by 2020. Since November 2014, technical, economic and infrastructure studies have been conducted to determine the ideal location for the new facilities.

Pemex Gas Stations

As of December 31, 2014, a total of 10,830 the Company's gas stations were registered, which is 414 more than the number registered as of December 31, 2013.

Crude Oil Exchange

On January 8, 2015, the Company announced that in 2014 it had presented to the Bureau of Industry and Security of the U.S. Department of Commerce a proposal for a crude oil exchange. Through this exchange, the Company would import up to 100 Mbd of light crude oil and condensates, which would be used to improve the refining activities of the Tula, Salamanca and Salina Cruz refineries. In addition, the Company would export heavy crude oil that could be processed at U.S. refineries with coker facilities. As of the date of this report, negotiations are ongoing.

The amount of crude oil that would be exported in connection with this exchange does not represent an addition to the amount currently exported to the United States.

Through this exchange, the Company anticipates the following improvements in its refining processes:

i) an increase in gasoline and diesel production;
ii) a reduction in production of fuel oil and refined products with high sulfur content; and
iii) an improvement in installed utilization capacity.

Tula Refinery Revamping & Construction of a Storage and Distribution Facility

On December 3, 2014, the Company announced:

- the start of the revamping of the Tula refinery which is expected to require an investment of USD 4.6 billion. Upon completion of the revamping, the refinery is expected to produce approximately 173 Mbd of ultra-low sulfur (ULS) gasoline, 104 Mbd of ULS diesel and 21 Mbd of jet fuel; and
- the construction of a new storage and distribution facility with an estimated investment of USD 1.2 billion. The facility will be built on 113 hectares of land adjacent to the Tula refinery.

As described further below, these projects were subsequently postponed pursuant to the 2015 the Company's budget adjustment plan.

Cogeneration Plants at the Tula and Cadereyta Refineries

On October 27, 2014, the Company signed memoranda of understanding (MOUs) with the Mexican-Canadian consortium, Hermes-Atco, and Mitsui, the Japanese company, to jointly implement projects involving the development of cogeneration plants at the Tula and Cadereyta refineries. The main characteristics of these projects are described below:

Tula

- Counterparty: Consorcio Hermes-Atco
- Electric energy generation capacity: 638 mega-watts (MW)
- Steam generation capacity: 1,247 tons per hour (Th)
- Estimated Start of Commercial operation: second half of 2017
- Estimated Investment: USD 820 million

Cadereyta

- Counterparty: Mitsui
- Electric energy generation capacity: 380 MW
- Steam generation capacity: 760 Th
- Estimated Start of Commercial operation: second half of 2017
- Estimated Investment: USD 590 million

Underground LPG Storage

On December 15, 2014, Pemex-Gas and Basic Petrochemicals, a subsidiary of the Company, and Cydsa, S.A., a Mexican company, signed an agreement to develop a salt cavern for underground LPG storage in Coatzacoalcos, Veracruz. The storage facility is expected to have a capacity of 1.8 MMb.

The project, the first of its kind in Latin America, includes the construction of above-ground infrastructure for the handling and transportation of up to 120 Mbd of LPG per day. This project is expected to require a total investment of approximately USD 130 million and commercial operations are expected to begin in 2016.

Camargo Ammonia Plant Overhaul

On December 9, 2014, the Company began overhaul works at the ammonia plant located in Camargo, Chihuahua, which has been inactive since 2002. With an estimated USD 35.0 million investment, the renovated plant is expected to produce 132 Mt of ammonia per year once it becomes operational during the first half of 2016. An additional USD 60 million is expected to be invested in a new natural gas compression station in Camargo.

Fertilizers

On December 9, 2014, the Company announced initiatives related to the ammonia-fertilizer chain that are intended to meet the following goals:

- recover 2 MMt of ammonia production capacity in five of its plants by 2016;
- integrate the gas-ammonia-fertilizer chain; and
- create the productive subsidiary Fertilizantes (Fertilizers), which will subsequently be converted into an affiliate of the Company to produce and sell fertilizers.

INDUSTRIAL SAFETY

Frequency Index

During the fourth quarter of 2014, the accumulated frequency index for the Company's personnel was 0.34 injuries per million man-hours worked (MMhh), which represents a 12.5 % decrease as compared to the same period of 2013, and is 15.8% lower than the International Association of Oil & Gas Producers (IOGP) standard for 2013, which was 0.40.

Severity Index

During the fourth quarter of 2014, the accumulated severity index was 30 days lost per MMhh, a 6.0% decrease as compared to the fourth quarter of 2013, mainly due to a decrease in accidents at the subsidiary entities, as follows: 50% at Pemex-Gas and Basic Petrochemicals; 38% decrease at Pemex-Refining; 31% at Pemex-Exploration and Production; and a 27% at Pemex-Petrochemicals.

The Company continues to direct its efforts toward supporting the implementation of its Operational Reliability Program while focusing on strengthening its accident containment plan through the following methods: operational discipline, operational procedures and safety practices, training and development, process-risk assessment, effective audits and mechanical integrity, labor management, repair and maintenance management, operating windows, risk-based inspections and operational reliability oriented maintenance. The Company has made progress through these initiatives and continues to evaluate their impact.

ENVIRONMENTAL PROTECTION

Climate and Clean Air Coalition

On November 10, 2014, the Company joined the Oil and Gas Methane Partnership of the Climate and Clean Air Coalition (CCAC), a partnership launched by the United Nations Environment Programme. The CCAC aims to reduce emissions of methane and gas flaring through the implementation of more efficient technologies and operational best practices.

NAMA for the Mexican Oil & Gas Sector

In November 2014, the Ministry of Environment and Natural Resources (SEMARNAT) registered the Nationally Appropriate Mitigation Actions (NAMA) for the Mexican Oil and Gas Sector on the Voluntary National Registry of Development maintained by the United Nations Framework Convention on Climate Change. This NAMA program, which was developed in collaboration with Environment Canada, a Canadian government entity, is one of the first to be implemented by the oil and gas sector on a global scale. This program has the potential to reduce emissions by more than 13 MMt of carbon dioxide equivalent per year.

Sulfur Oxide Emissions

During the fourth quarter of 2014, sulfur oxide emissions increased by 13.1% as compared to the same period of 2013, due to emissions produced by Pemex-Exploration and Production as a result of the decline in wells that use nitrogen to increase its production, which resulted in an increase in the generation of sour gas with a high nitrogen content that is then burnt at the Northwestern Marine region and at the Akal C7/C8 Gas Processing Center in the Northeastern Marine region. In addition, a Pemex-Gas and Basic Petrochemicals sulfur recuperation unit was removed for maintenance in November 2014, which also contributed to the increase in sulfur oxide emissions during the fourth quarter of 2014.

Water Reuse

During the fourth quarter of 2014, the reuse of water decreased by 13.1% as compared to the same period of 2013, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS.

OTHER RELEVANT INFORMATION

Corporate Restructure

On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved the corporate reorganization plan of the Company, which is not expected to generate increases in personnel expenses. The main features of the reorganization plan are as follows:
- centralization of procurement, human resources, legal, finance, and planning processes;
- transformation of the four existing subsidiaries into two new productive state-owned subsidiaries: (i) Exploration and Production will subsume the existing subsidiary, Pemex-Exploration and Production, and (ii) Industrial Transformation will comprise Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals; and
- the creation of the following five productive state-owned subsidiaries, each of which is expected to become an affiliate of Petróleos Mexicanos in 2015:

(i) Perforación (Drilling): this entity will perform drilling services;
(ii) Logística (Logistics): this entity will provide land, maritime and pipeline transportation to PEMEX and third parties;
(iii) Cogeneración y Servicios (Cogeneration and Services): this entity will aim to maximize energy use in the Company's operations by utilizing the heat and steam generated in its industrial processes;
(iv) Fertilizantes (Fertilizers): this entity will integrate the ammonia production chain up to the point of sale of fertilizers; and
(v) Etileno (Ethylene): this entity will integrate the ethylene production chain polymers.

The new Exploration and Production productive state-owned subsidiary will have two directorates: (i) Production and Development and (ii) Exploration.

The Company's management team was expected to propose the organic statutes and articles of creation of the new productive state-owned subsidiaries by February 16, 2015. However, on February 13, 2015, the Board approved to extend the deadline to March 27, 2015. Subsequently, the management will present the pricing, fee and cost regime applicable to commercial transactions between Petróleos Mexicanos, its subsidiaries and its affiliates, in addition to the guidelines and strategies for the comprehensive management of the Company' affiliates.

Independent Board Member Resigns

On February 17, 2015, Jaime Lomelín Guillén resigned as independent member of the Board of Directors of Petróleos Mexicanos. He was initially appointed to this position on September 18, 2014. Mr. Lomelín Guillén subsequently resigned from his position in order to avoid any misinterpretation that could damage the credibility and transparency of Mexico's recent energy reform.

The Law of Petróleos Mexicanos sets forth the procedures for appointing a new independent member to the Board of Directors in the event that a member steps down. Pursuant to this, the new member will hold the position for the remainder of the term of the member being replaced. In the case of Mr. Lomelín Guillén, the term was set to end on September 18, 2018.

Registration and Evaluation of Suppliers and Contractors

The Company implemented a new registration and evaluation system for its suppliers and contractors to promote long–term relationships and with the aim of maintaining a transparent, efficient and trustworthy supply chain. The system allows the Company to:

- manage commercial and financial information from suppliers and contractors, in addition to their products and services;
- evaluate qualitative and quantitative aspects of the entire procurement chain;
- cross-check information with other government entities such as the SAT (Tax Administration Service), INFONAVIT (National Fund for Worker's Housing Institute), IMSS (Mexican Social Security Institute), Ministry of Labor and Social Previsions and Ministry of Public Function; and
- analyze suppliers and contractors by categories and with access to international communities.

Collaboration Agreements

Brief description of the MOUs and Letters of Intent recently entered into by the Company:

i) Counterparty: Infraestructura Energética Nova, S.A.B de C.V. (IEnova) y Sempra LNG
Date: February 19, 2015
Purpose:
- Development of LNG Project in Ensenada, Baja California.

ii) Counterparty: Reliance Industries Limited, P.M.S. Prasad
Date: December 4, 2014
Purpose:
- Analyze business opportunities along the entire oil and gas value chain.
- Technological collaboration.
- Exchange of experiences in sustainable activities.

iii) Counterparty: China National Offshore Oil Corporation (CNOOC)
Date: November 13, 2014
Purpose:
- Exchange of industrial safety experiences.
- Exchange of professional development best practices and experiences.
- Technical collaboration.

- Analyze business opportunities in exploration and production activities associated with heavy crude oil and mature fields.

iv) Counterparty: China Development Bank (CDB)
Date: November 13, 2014
Purpose:
- Facilitate access to financing for the Company and its Mexican service providers.

v) Counterparty: Industrial and Commercial Bank of China Ltd. (ICBC)
Date: November 13, 2014
Purpose:
- Establish the basis for a line of credit for up to USD 10.0 billion for the Company and its service providers, particularly for exploration and production activities and the acquisition of equipment for marine regions.

vi) Counterparty: Eni S.p.A.
Date: October 30, 2014
Purpose:
- Evaluate potential areas for collaboration in exploration and exploitation, natural gas, refining and petrochemical activities.
- Exchange of best practices and experiences in technological and operational activities and human capital development programs.
- Promote initiatives to reduce contaminating emissions.

vii) Counterparty: Kuwait Foreign Petroleum Exploration Company (KUFPEC)
Date: October 29, 2014
Purpose:
- Analyze and develop joint business opportunities in exploration and production.

viii) Counterparty: Chevron
Date: October 26, 2014
Purpose:
- Identify collaboration opportunities in deepwater, heavy crude oil, mature fields, natural gas, refining, fuel distribution, reduction of greenhouse gas (GHG) emissions and industrial safety.

ix) Counterparty: Organisation for Economic Co-operation and Development (OCDE)
Date: February 18, 2015
Purpose:

- Share OECD experiences on best practices in procurement processes and the acquisition of goods and services.

Actions Against the Illicit Fuels Market

Transportation Strategy

In order to combat fuel theft, the Company will begin transporting unfinished gasoline and diesel through its pipelines, which will be unsuitable for use in automotive vehicles and industrial plants. The final processing of these fuels will be carried out at the Company's storage terminals prior to their delivery for use in automotive vehicles and industrial plants.

TREASURY POLICIES

Regarding treasury policies, the Company seeks to have sufficient financial resources to meet its payment obligations and those of its productive subsidiary entities and affiliates, as well as to promote the integration and consolidation of its cash position and projection.

In addition, the Company develops investment mechanisms of its financial resources to maintain market and ensure the best procurement terms provided by financial institutions.

The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Mexican Pesos

The Company, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) government securities and repurchase agreements with government securities;

b) financial transactions by the Federal Government;

c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;

d) balances with the Treasury; and

e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that repurchase agreements holding government securities are made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

U.S. Dollars

Investments in U.S. dollars must meet the Company's operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, the Company's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. The Company's investments made in U.S. dollars are managed by Banco de México; however, the Company is authorized to contract external parties to administer investments in dollars.

Cash and Cash Equivalents Currencies

The Company' cash and cash equivalents are primarily in Mexican pesos and U.S. dollars, since sale revenues are made in these currencies. At the same time, the Company makes payment of several expenses and debt in these currencies.

Tax Credits or Debits

In February 2010, the Administrative Taxation Service (Servicio de Administración Tributaria, "SAT") notified PEMEX – Exploration and Production ("PEP") of the results of its review of its financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (*Impuesto al Valor Agregado*, "IVA") and the Ordinary Hydrocarbon Duty. On September 20, 2010, the SAT resolved and on September 22, 2010 notified PEP that it owed an additional MXN 4,575.2 million (including penalties and interest). On November 30, 2010, PEP filed an administrative claim (file 28733/10-17-03-7) against this resolution before the *Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa* (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court). On November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. By agreements reached on September 3, 2014, the Regional Metropolitan Court received the file and provided the terms to present pleas, which were presented by PEP on September 10, 2014. By agreements reached on October 1, 2014 and published on the Electronic Bulletin of October 6, 2014, the Court declared the instruction closed and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the General Agreements Secretariat of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

On September 19, 2014, the Company was notified of the credit determined on the document 900-07-2014-52233, dated September 8, 2014, through which the SAT described a fiscal credit amounting to MXN 3,581.8 million due to supposed income tax payments omissions, fines, surcharges and updates, stating that the Company withheld and notified of taxes applicable to interests paid to residents in foreign countries at a 4.9% rate instead of applying a 28% rate. On November 3, 2014, the Company filed an appeal against the fiscal credit, which, as of the date of this document, is still pending.

In February 2010, the SAT notified Pemex-Refining ("PR") of the results of its review of its financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Tax on Oil Revenues. On September 20, 2010, the SAT notified PR of a fiscal credit it owed amounting to MXN 1,553.4 million, due to an omission of value added tax, including penalties and interest. On November 30, 2013, PR promoted an administrative claim against that resolution (file 28733/10-17-03-7) before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court. By agreements reached on November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. By agreements reached on September 3, 2014, the Regional Metropolitan Court received the file and provided the terms to present pleas, which were presented by PR on September 10, 2014. By agreements reached on October 1, 2014 and published on the Electronic Bulletin of October 6, 2014, the Court declared the instruction closed and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the General Agreements Secretariat of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

INTERNAL CONTROL

The Company's management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures for:

- making sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of the Company's assets;
- providing reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that PEMEX' expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and

- providing management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of the Company, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of the Company, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations
Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding
Numbers may not total due to rounding.

Financial Information
Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in the Company's 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV). EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the

annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention, that our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

Methodology

We might change the methodology of the information disclosed in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that we maintain our consolidated financial statements and accounting records in pesos. As of March 31, 2015, the exchange rate of MXN 15.1542 = USD 1.00 is used.

Fiscal Regime

Starting January 1, 2015, Petróleos Mexicanos' fiscal regime is ruled by the *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Income Law). Since January 1, 2006 and until December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law *"Ley del Impuesto Especial sobre Producción y Servicios"*. If the "final price" is higher than the "producer price", the IEPS is paid by the final consumer. On the opposite, the IEPS has been absorbed by the Secretary of Finance and Public Credit (SHCP) and credited to PEMEX. In this case, also known as "negative IEPS", the IEPS credit to PEMEX has been included in "Other income (expenses)" in its Income Statement.

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Up to 2014 the "final price" was established by the SHCP. In 2015 the SHCP set a cap for the "final price" based on the inflation expectations. In 2016 and 2017 the SHCP will do the same; and, based on economic competitions conditions, the price will be determined by the market since 2018.

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

AUDITED INFORMATION

FINAL PRINTING

Hydrocarbon Reserves
In accordance with the Hydrocarbons Law, published in the Official Gazette on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.
As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:
- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
- projected and targeted capital expenditures and other costs, commitments and revenues, and
- liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop them;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;

- significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform (as described in our most recent Annual Report and Form 20-F);
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in our most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and our most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

"PEMEX" refers to Petróleos Mexicanos, its Productive Subsidiary Enterprises, its Affiliates, its Subsidiary Organisms and Subsidiary Companies.

Accronyms used in this document

Thousand barrels per day (Mbd)
Million barrels of oil equivalent (MMboe)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (USD)
Mexican pesos (MXN)

(Figures stated in thousands, except as noted)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and took effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and took effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

- The Mexican Government will retain ownership and control of productive state-owned companies, and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contractual procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law).

- The *Comisión Reguladora de Energía* (Energy Regulatory Commission) will have the authority to grant permits to PEMEX (as defined below) and other companies to engage in natural gas processing, oil refining and transportation, storage, distribution and first-hand sales of hydrocarbons and petrochemicals and their derivatives in Mexico.

- *Pemex-Gas y Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) is to transfer certain assets related to the national gas pipeline system to the *Centro Nacional de Control de Gas Natural* (National Center of Natural Gas Control, or "CENAGAS"), a new decentralized public entity.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the new Petróleos Mexicanos Law was published in the Official Gazette of the Federation. Most of the provisions of the Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the *Secretaría de Energía* (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in

(Figures stated in thousands, except as noted)

Transitional Article 10 of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect, with the exception of the provisions relating to acquisitions, leases, services and public works matters.

The *Ley de Hidrocarburos* (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law took effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican nation, while adhering to principles of equity and social and environmental responsibility.

Before the secondary legislation took effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities (as defined below) were regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation, and control of the subsidiary entities, or the "Subsidiary Entities Decree") published in the Official Gazette of the Federation on March 21, 2012.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The productive state-owned subsidiaries will be productive state-owned companies empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos.

As stated in Transitional Article Eight, Section A, VIII of the Petróleos Mexicanos Law, until the *acuerdos de creación* (creation resolutions) take effect, the existing Subsidiary Entities (as defined below) will continue to operate in accordance with the Subsidiary Entities Decree, unless otherwise stated in the Petróleos Mexicanos Law. The Subsidiary Entities Decree will be repealed once the creation resolutions take effect.

The Subsidiary Entities of Petróleos Mexicanos are decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by the Mexican Government, and they have been consolidated into and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities and their respective purposes are as follows:

- *Pemex-Exploración y Producción* (Pemex-Exploration and Production): This entity explores for and extracts crude oil and natural gas and transports, stores and markets such products.

- *Pemex-Refinación* (Pemex-Refining): This entity refines petroleum products and derivatives thereof that may be used as basic industrial raw materials and stores, transports, distributes and markets such products and derivatives.

- Pemex-Gas and Basic Petrochemicals: This entity processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products. Additionally, this entity stores, transports, distributes and markets basic petrochemicals.

- *Pemex-Petroquímica* (Pemex-Petrochemicals): This entity processes industrial petrochemicals and stores, distributes and markets such petrochemicals.

In accordance with Transitional Article 8 of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the corporate reorganization proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization plan, the four existing Subsidiary Entities are to be transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing Subsidiary Entities. The first of these productive state-owned subsidiaries, *Pemex Exploración y Producción* (Pemex Exploration and Production), will subsume the existing Subsidiary Entity, Pemex-Exploration and Production. The second of these productive state-owned subsidiaries, *Pemex Transformación Industrial* (Pemex Industrial Transformation), will comprise the following existing Subsidiary Entities: Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

As part of this reorganization plan, the Board of Directors of Petróleos Mexicanos also approved the creation of the five new subsidiary entities described below, each of which may become an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

- *Pemex Perforación y Servicios* (Pemex Drilling and Services): This entity will perform drilling services.
- *Pemex Logística* (Pemex Logistics): This entity will provide land, maritime and pipeline transportation to PEMEX and other companies.
- *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services): This entity will aim to maximize energy use in PEMEX's operations by utilizing the heat and steam generated in PEMEX's industrial processes.
- *Pemex Fertilizantes* (Pemex Fertilizers): This entity will integrate the ammonia production chain up to the point of sale of fertilizers.
- *Pemex Etileno* (Pemex Ethylene): This entity will separate the ethylene business from Pemex-Petrochemicals in order to take advantage of the integration of the ethylene production chain.

(Figures stated in thousands, except as noted)

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos and the creation resolutions of each productive state-owned subsidiary, which were published in the Official Gazette of the Federation on April 28, 2015. This Organic Statute, with the exception of certain provisions, will take effect a day after its publication, and the creation resolutions will take effect once the required administrative procedures to start operations are in place and the Board of Directors of Petróleos Mexicanos issues a statement about it, which will have to be published in the Official Gazette of the Federation. This statement will have to be issued within 180 days from the day after the creation resolutions are published in the Official Gazette of the Federation.

As of the date of these consolidated financial statements, none of the productive state-owned subsidiaries has been formed.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled by PEMEX (see Note 3(a)).

"Associates", as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

NOTE 2. BASIS OF PREPARATION

(a) Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements and the notes hereto as of December 31, 2014 were approved by the Board of Petróleos Mexicanos on April 29, 2015, with prior approval from the Audit Committee, pursuant to the terms of Article 104 Fraction III, paragraph a, of the

Mexican *Ley del Mercado de Valores* (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

(b) Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and reporting currency and translation of foreign currency operations

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

- the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
- PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;
- benefits to employees were approximately 51% of PEMEX's total liabilities as of December 31, 2014 and 50% of PEMEX's total liabilities as of December 31, 2013. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and
- cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México*, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the year-end exchange rate for assets and liabilities reported in the consolidated statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d) Terms definition

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income and expenses during the year.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting

- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Taxes and federal duties; deferred taxes
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the years presented and followed by PEMEX in the preparation of its consolidated financial statements:

(a) Basis of consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

As of December 31, 2014, the consolidated Subsidiary Entities were Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows:

- P.M.I. Marine, Ltd. ("PMI Mar")(i);
- P.M.I. Services, B.V. ("PMI SHO")(i);
- P.M.I. Holdings, B.V. ("PMI HBV")(i);
- P.M.I. Trading, Ltd. ("PMI Trading")(i);

- PEMEX Internacional España, S.A. ("PMI SES")(i);
- P.M.I. Holdings Petróleos España, S.L. ("HPE")(i);
- P.M.I. Services North America, Inc. ("PMI SUS")(i);
- P.M.I. Holdings North America, Inc. ("PMI HNA")(i);
- P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")(i);
- P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")(i)(ii);
- PMI Field Management Resources, S.L. ("FMR")(i)(iii);
- PMI Campos Maduros SANMA, S. de R.L. de C.V. ("SANMA")(i)(iii);
- Pro-Agroindustria, S.A. de C.V. ("AGRO")(i)(iv);
- PMI Azufre Industrial, S.A. de C.V. ("PMI AZIND")(i)(iv);
- PMI Infraestructura de Desarrollo, S.A. de C.V. ("PMI ID")(i)(iv);
- PEMEX Procurement International, Inc. ("PPI")(v);
- PEMEX Services Europe, Ltd. ("PMI SUK")(vi);
- PPQ Cadena Productiva, S.L. ("PPQCP")(iii);
- III Servicios, S.A. de C.V. ("III Servicios")(iii);
- Hijos de J. Barreras, S.A. ("HJ BARRERAS")(ii)(iii);
- Instalaciones Inmobiliarias para Industrias, S.A. de C.V. ("III")(iii);
- PEMEX Finance, Ltd. ("FIN")(ii);
- Kot Insurance Company, AG. ("KOT"); and
- Mex Gas Internacional, S.L. ("MGAS")(vii).

(i) Member Company of the "PMI Group".
(ii) Non-controlling interest company.
(iii) As of 2013, these companies were included in the consolidated financial statements of PEMEX.
(iv) As of 2014, these companies were included in the consolidated financial statements of PEMEX.
(v) Formerly Integrated Trade Systems, Inc. ("ITS").
(vi) As of December 2013, PMI SUK was no longer included in the consolidated financial statements of PEMEX due to its liquidation.
(vii) Formerly Mex Gas Internacional, Ltd.

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' financial statements applying the same accounting policies.

Permanent investments in associates and joint ventures

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint ventures.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the year, attributable to non-controlling interests", in the consolidated statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the year.

(c) Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the year. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Accounts receivable and other

Accounts, receivable and other are recognized at recoverable value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the year and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately.

Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i) Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these consolidated financial statements, under the Petróleos Mexicanos Law, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

(j) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above (see Note 10(g)).

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the year in which they occur.

The costs of prior services are recognized within profit or loss for the year in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

(n) Taxes and federal duties

As of December 31, 2014, Petróleos Mexicanos and the Subsidiary Entities were primarily subject to the following special tax laws: *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH"), *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund) and *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP"), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the year in which they are incurred.

As of December 31, 2014, Petróleos Mexicanos was not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) and the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU"). Petróleos Mexicanos became subject to the Income Tax Law for fiscal year 2015, following the repeal of the IRP.

The Subsidiary Companies were subject to these taxes until 2014. The IETU was repealed effective as of January 1, 2014.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

(o) Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r) Presentation of consolidated statements of comprehensive ***income***

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's administrative personnel, which include personnel-related expenses.

Other revenues—net

Other revenues consists primarily of income received due to the "negative" IEPS Tax (see Note 17 (j)).

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income—net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the year associated with DFIs (see Note 3 (d)).

Exchange (loss) gain

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the year.

(s) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

(Figures stated in thousands, except as noted)

(t) New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

a) IFRS 9, "Financial Instruments"

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

(Figures stated in thousands, except as noted)

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

b) Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

c) Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11")

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

d) IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

(Figures stated in thousands, except as noted)

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

1. identify customer contracts that fall within the scope of the new standard;

2. identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;

3. determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;

4. allocate the transaction price to each separate performance obligation; and

5. Recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2017, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

e) Amendments to IAS 27, "Equity Method in Separate Financial Statements" ("IAS 27")

In August 2014, the IASB issued amendments to IAS 27. These amendments to IAS 27 permit entities that use the equity method for recording investments in subsidiaries, joint ventures and associates to prepare separate financial statements.

The amendments are effective for periods beginning on or after January 1, 2016, with earlier application permitted.

f) IFRS 8, "Operating Segments" ("IFRS 8")

As part of the annual improvements to IFRS 2010-2012, the IASB published "Amendments to IFRS 8, Operating Segments (IFRS 8)." Entities are required to apply these amendments for annual periods beginning from July 1, 2014, and early application is permitted.

(Figures stated in thousands, except as noted)

IFRS 8 has been amended to require disclosure of the judgments made by management in aggregating operating segments. Such disclosure includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the aggregated segments share similar economic characteristics. Additionally, an entity must provide reconciliations of the segment assets.

g) Amendments to IFRS 10 and IAS 28, "Investments in Associates and Joint Ventures" ("IAS 28 (2011)")

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

The amendment is effective for periods beginning on or after January 1, 2016, with earlier application permitted.

h) Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5")

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and
- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

i) Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

(Figures stated in thousands, except as noted)

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards."

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8") and are effective for periods beginning on or after January 1, 2016.

j) Amendments to IAS 19, "Employee Benefits" ("IAS 19")

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

k) Amendments to IAS 24, "Related Party Disclosures"

These amendments specify that the management entity providing key management personnel ("KMP") services should be identified as a related party and payments made to a management entity in respect of KMP services should be separately disclosed.

The amendments are effective for annual periods beginning on or after July 1, 2014. Earlier application is permitted.

(Figures stated in thousands, except as noted)

l) Amendments to IAS 34, "Interim Financial Reporting" ("IAS 34")

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented "elsewhere in the interim financial report" but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

m) Amendments to IAS 40, "Investment Property" ("IAS 40")

The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers in distinguishing between investment property and owner-occupied property. The amendments clarify that preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination.

The amendments are effective for annual periods beginning on or after July 1, 2014. Earlier application is permitted.

(u) Reclassifications

The following amounts in the consolidated financial statements as of and for the year ended December 31, 2013 were reclassified to conform the presentation of the amounts in the consolidated financial statements as of and for the year ended December 31, 2014:

Line item	December 31, 2013 (as previously reported)		Reclassification		December 31, 2013 (following reclassification)	
Cost of sales	Ps.	814,006,338	Ps.	25,608,835	Ps.	839,615,173
Other revenues and expenses - net	Ps.	64,526,850	Ps.	25,608,835	Ps.	90,135,685

These reclassifications had no impact on PEMEX's consolidated net income.

In order to provide additional detail with respect to PEMEX's financing income and financing cost in the statement of comprehensive income, costs and income associated with derivative financial instruments, previously included within financial income and financial cost for the years ended December 31, 2014, 2013 and 2012 are now presented as a separate line item in the consolidated financial statements as of and for the year ended December 31, 2014.

(Figures stated in thousands, except as noted)

Amounts associated with these line items were reclassified as follows:

Line item	December 31, 2013 (as previously reported)		Reclassification		December 31, 2013 (following reclassification)	
Financing income	Ps.	24,527,209	Ps.	(15,791,510)	Ps.	8,735,699
Financing cost	Ps.	54,067,021	Ps.	(14,480,537)	Ps.	39,586,484
Derivative financial instruments (cost) income—net	Ps.	-	Ps.	1,310,973	Ps.	1,310,973

Line item	December 31, 2012 (as previously reported)		Reclassification		December 31, 2012 (following reclassification)	
Financing income	Ps.	23,214,838	Ps.	(20,683,047)	Ps.	2,531,791
Financing cost	Ps.	72,951,238	Ps.	(26,940,695)	Ps.	46,010,543
Derivative financial instruments (cost) income—net	Ps.	-	Ps.	(6,257,648)	Ps.	(6,257,648)

These reclassifications had no impact on PEMEX's consolidated net income.

As of December 31, 2014, PEMEX recognized its interest in shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., "Repsol") as available-for-sale financial assets, instead of as investments in equity instruments (see Note 9). Accordingly, amounts associated with PEMEX's interest in Repsol were reclassified from non-current assets to current assets as of December 31, 2014 and 2013 as follows:

Line item	December 31, 2013 (as previously reported)		Reclassification		December 31, 2013 (following reclassification)	
Total current assets	Ps.	266,913,870	Ps.	17,728,571	Ps.	284,642,441
Total non-current assets	Ps.	1,780,476,483	Ps.	17,728,571	Ps.	1,762,747,912

These reclassifications had no impact on PEMEX's total assets or total liabilities.

NOTE 4. SEGMENT FINANCIAL INFORMATION

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of naphtha, ethane, butane, natural gas and liquefied petroleum gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

As of / for the year ended December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps. -	Ps. 758,988,560	Ps. 157,715,607	Ps. 28,293,812	Ps. 630,291,313	Ps. -	Ps. -	Ps. 1,575,289,292
Intersegment	1,134,519,972	78,453,236	84,198,317	15,181,899	433,732,307	65,377,209	(1,811,462,940)	-
Services income	-	4,016,699	2,038,629	779,978	777,160	4,743,987	(917,871)	11,438,582
Cost of sales	357,576,627	916,867,969	238,920,142	47,661,733	1,059,616,060	3,730,490	(1,759,092,541)	865,280,480
Gross income (loss)	776,943,345	(75,409,474)	5,032,411	(3,406,044)	5,184,720	66,390,706	(53,288,270)	721,447,394
Other revenues and expenses—net	(3,190,604)	39,332,749	376,111	(361,504)	643,043	1,011,199	(258,597)	37,552,397
Transportation, distribution and sale expenses	-	31,071,231	3,024,325	1,061,157	493,651	468	(3,468,166)	32,182,666
Administrative expenses	43,131,979	31,941,961	11,038,955	14,107,044	1,806,000	59,442,914	(50,131,739)	111,337,114
Operating income (loss)	730,620,762	(99,089,917)	(8,654,758)	(18,935,749)	3,528,112	7,958,523	53,038	615,480,011
Financing income	14,784,998	258,069	2,653,747	142,115	1,157,820	87,371,829	(103,354,391)	3,014,187
Financing cost	74,492,786	9,917,204	346,660	72,354	1,068,869	69,026,534	(103,365,347)	51,559,060
Derivative financial instruments (cost) income—net	-	-	8,116	-	4,652,123	(14,098,809)	-	(9,438,570)
Exchange (loss) gain	(63,865,750)	(5,077,441)	(132,849)	(29,136)	(96,785)	(7,797,200)	-	(76,999,161)
Profit (loss) sharing in associates	203,285	-	284,080	-	(247,303)	(263,425,082)	263,219,388	34,368
Taxes, duties and other	760,627,534	-	(21,772,116)	-	3,839,908	3,379,438	-	746,074,764
Net (loss) income	(153,377,025)	(113,826,493)	15,583,792	(18,895,124)	4,085,190	(262,396,711)	263,283,382	(265,542,989)
Total current assets	579,201,519	255,407,423	105,121,847	68,242,701	83,345,895	505,949,689	(1,307,941,793)	289,327,281
Permanent investments in associates	1,392,737	488,499	5,059,612	-	8,483,563	67,164,220	(60,573,871)	22,014,760
Wells, pipelines, properties, plant and equipment— net	1,347,194,064	277,719,686	99,635,112	38,928,597	2,421,141	17,475,538	-	1,783,374,138
Total assets	1,953,828,467	535,094,903	210,625,967	108,444,584	102,955,361	1,580,484,899	(2,363,065,901)	2,128,368,280
Total current liabilities	206,711,128	330,308,600	31,965,537	8,229,852	57,265,930	1,000,368,240	(1,300,689,940)	334,159,347
Long-term debt	963,274,628	23,142,209	1,117,618	191,070	3,588,666	986,026,128	(979,956,033)	997,384,286
Employee benefits	448,887,587	463,143,546	110,913,462	139,554,046	641,279	310,948,608	-	1,474,088,528
Total liabilities	1,694,872,519	828,576,773	145,190,535	148,149,492	67,266,726	2,314,525,120	(2,302,492,031)	2,896,089,134
Equity (Deficit)	258,955,948	(293,481,870)	65,435,432	(39,704,908)	35,688,635	(734,040,221)	(60,573,870)	(767,720,854)
Depreciation and amortization	121,034,025	11,435,739	7,039,030	2,685,896	80,990	799,107	-	143,074,787
Net periodic cost of employee benefits	37,582,742	38,198,504	9,338,059	11,512,589	177,003	24,914,431	-	121,723,328
Acquisition of wells, pipelines, properties, plant and equipment	174,019,012	39,087,896	5,632,770	4,709,838	2,545,075	8,007,600	-	234,002,191

(Figures stated in thousands, except as noted)

As of / for the year ended December 31, 2013	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps. -	Ps. 740,371,929	Ps. 143,290,615	Ps. 26,525,091	Ps. 687,677,633	Ps. -	Ps. -	Ps.1,597,865,268
Intersegment	1,250,771,663	74,893,930	73,998,380	13,840,212	407,663,967	56,136,413	(1,877,304,565)	-
Services income	-	4,125,144	2,180,256	-	786,596	4,432,211	(1,184,850)	10,339,357
Cost of sales	364,914,720	963,816,046	205,190,171	42,372,594	1,079,513,935	5,288,105	(1,821,480,398)	839,615,173
Gross income (loss)	885,856,943	(144,425,043)	14,279,080	(2,007,291)	16,614,261	55,280,519	(57,009,017)	768,589,452
Other revenues and expenses— net	(842,289)	97,387,329	1,142,830	347,081	(6,525,139)	(1,082,910)	(291,217)	90,135,685
Transportation, distribution and sale expenses	-	28,989,721	2,623,144	880,839	395,725	(35)	(440,958)	32,448,436
Administrative expenses	42,809,551	32,927,261	11,352,890	12,706,033	1,789,969	54,012,586	(56,943,818)	98,654,472
Operating income (loss)	842,205,103	(108,954,696)	1,445,876	(15,247,082)	7,903,428	185,058	84,542	727,622,229
Financing income	24,936,100	289,978	3,403,910	382,930	1,092,642	68,541,251	(89,911,112)	8,735,699
Financing cost	48,381,896	15,049,203	246,075	67,170	1,237,519	64,390,791	(89,786,170)	39,586,484
Derivative financial instruments (cost) income—net	-	-	(33,305)	-	(232,801)	1,577,079	-	1,310,973
Exchange gain (loss)	(4,071,119)	699,215	(69,484)	17,082	(44,828)	(482,358)	-	(3,951,492)
Profit (loss) sharing in associates	207,132	-	933,927	-	(577,434)	(173,785,799)	173,928,884	706,710
Taxes, duties and other	856,978,971	-	1,525,410	21,349	3,930,748	2,439,584	-	864,896,062
Net (loss) income	(42,083,651)	(123,014,706)	3,909,439	(14,935,589)	2,972,740	(170,795,144)	173,888,484	(170,058,427)
Total current assets	502,902,664	274,764,785	115,251,777	72,066,407	106,410,426	515,460,241	(1,302,213,859)	284,642,441
Permanent investments in associates	1,189,451	488,319	4,294,023	-	7,018,985	419,817,118	(416,028,395)	16,779,501
Wells, pipelines, properties, plant and equipment— net	1,315,399,260	253,117,660	101,513,879	39,008,884	1,982,647	10,556,411	-	1,721,578,741
Total assets	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303	(2,463,517,693)	2,047,390,353
Total current liabilities	213,952,321	352,932,603	35,977,158	6,145,414	81,810,182	863,145,326	(1,294,772,172)	259,190,832
Long-term debt	719,013,631	23,360,262	1,094,807	171,745	3,617,414	737,651,756	(734,346,144)	750,563,471
Employee benefits	342,612,970	354,166,740	83,372,338	107,202,896	1,222,116	230,630,810	-	1,119,207,870
Total liabilities	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634	(2,047,361,968)	2,232,636,993
Equity (deficit)	494,067,978	(211,013,055)	77,613,946	(1,878,747)	31,761,294	(159,642,331)	(416,155,725)	(185,246,640)
Depreciation and amortization	127,029,321	10,780,711	7,060,955	2,563,482	9,321	1,050,068	(2,154)	148,491,704
Net periodic cost of employee benefits	36,532,518	37,401,828	8,837,963	11,112,176	204,268	21,250,936	-	115,339,689
Acquisition of wells, pipelines, properties, plant and equipment	205,579,644	31,587,666	5,170,234	5,237,725	1,907,105	2,162,441	-	251,644,815

(Figures stated in thousands, except as noted)

For the year ended December 31, 2012	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps. -	Ps. 720,874,065	Ps. 118,402,283	Ps. 27,760,353	Ps. 772,699,053	Ps. -	Ps. -	Ps.1,639,735,754
Intersegment	1,333,286,214	61,480,371	66,226,902	7,650,488	448,731,943	55,352,873	(1,972,728,791)	-
Services income	-	4,361,364	1,088,258	-	727,371	2,191,282	(1,191,989)	7,176,286
Cost of sales	302,840,887	1,025,958,672	175,765,662	31,826,657	1,211,608,953	2,900,312	(1,918,410,569)	832,490,574
Gross income (loss)	1,030,445,327	(239,242,872)	9,951,781	3,584,184	10,549,414	54,643,843	(55,510,211)	814,421,466
Other revenues and expenses— net	448,248	211,227,180	(1,008,016)	(814,161)	(138,712)	(326,438)	(369,138)	209,018,963
Transportation, distribution and sale expenses	-	25,162,163	2,461,140	809,784	325,402	54,760	(324,966)	28,488,283
Administrative expenses	40,979,675	32,751,142	10,678,233	12,414,605	1,330,361	47,321,046	(55,862,213)	89,612,849
Operating income (loss)	989,913,900	(85,928,997)	(4,195,608)	(10,454,366)	8,754,939	6,941,599	307,830	905,339,297
Financing income	17,336,197	589,603	3,080,864	16,447	1,047,037	67,672,871	(87,211,228)	2,531,791
Financing cost	50,578,659	20,179,519	271,808	816,496	986,232	44,803,745	(71,625,916)	46,010,543
Derivative financial instruments (cost) income— net	-	-	269,611	-	(1,296,207)	(20,513,507)	15,282,455	(6,257,648)
Exchange gain (loss)	35,186,096	3,421,271	368,507	840	16,773	5,852,174	-	44,845,661
Profit (loss) sharing in associates	189,227	-	2,140,344	-	1,389,441	(7,118,378)	8,196,973	4,797,607
Taxes, duties and other	898,064,551	-	(221,123)	16,774	1,817,453	2,968,032	-	902,645,687
Net income (loss)	93,982,210	(102,097,642)	1,613,033	(11,270,349)	7,108,298	5,062,982	8,201,946	2,600,478
Depreciation and amortization	118,246,402	11,071,793	7,769,141	2,725,017	7,983	717,384	-	140,537,720
Net periodic cost of employee benefits	31,045,021	31,221,665	7,331,348	9,121,565	101,143	17,781,595	-	96,602,337

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial statements. For certain of the items in these consolidated financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

(Figures stated in thousands, except as noted)

The following tables present accounting conciliations between individual and consolidated information.

As of / for the year ended December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 1,134,519,972	Ps. 844,558,586	Ps. 243,972,757	Ps. 44,258,725	Ps. 1,064,800,780	Ps. 70,121,196
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Total consolidated sales	Ps. 1,134,519,972	Ps. 841,458,495	Ps. 243,952,553	Ps. 44,255,689	Ps. 1,068,800,780	Ps. 70,121,196
Operating income (loss):						
By segment	Ps. 730,817,884	Ps. (101,970,712)	Ps. (9,527,142)	Ps. (19,066,287)	Ps. 5,844,320	Ps. 7,958,523
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Less unrealized gain due to production cost valuation of inventory	3,473,742	5,980,886	892,588	133,574	(2,213,946)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 730,620,762	Ps. (99,089,917)	Ps. (8,654,758)	Ps. (18,935,749)	Ps. 3,528,112	Ps. 7,958,523
Net income (loss):						
By segment	Ps. (153,150,787)	Ps. (116,707,288)	Ps. 16,255,028	Ps. (19,129,147)	Ps. 6,401,398	Ps. (262,297,846)
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Less unrealized gain due to production cost valuation of inventory	3,473,742	5,980,886	892,588	133,574	(2,213,946)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less equity method for unrealized profits	(29,116)	-	(1,543,620)	103,485	-	(98,865)
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated net income (loss)	Ps. (153,377,025)	Ps. (113,826,493)	Ps. 15,583,792	Ps. (18,895,124)	Ps. 4,085,190	Ps. (262,396,711)
Assets:						
By segment	Ps. 1,973,640,697	Ps. 581,230,900	Ps. 215,690,484	Ps. 113,896,128	Ps. 107,000,991	Ps. 1,580,583,764
Less unrealized intersegment sales	1,132	(2,883,924)	(19,332)	(2,435)	(93,339)	-
Less unrealized gain due to production cost valuation of inventory	(15,776,956)	(43,252,073)	(1,623,055)	(2,071,000)	(3,952,291)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less equity method for unrealized profits	(365,542)	-	(3,422,130)	(3,378,109)	-	(98,865)
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated assets	Ps. 1,953,828,467	Ps. 535,094,903	Ps. 210,625,967	Ps. 108,444,584	Ps. 102,955,361	Ps. 1,580,484,899
Liabilities:						
By segment	Ps. 1,694,872,519	Ps. 828,576,773	Ps. 145,190,535	Ps. 148,149,492	Ps. 64,969,988	Ps. 2,314,525,120
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	2,296,738	-

Total consolidated liabilities	Ps.	1,694,872,519	Ps.	828,576,773	Ps.	145,190,535	Ps.	148,149,492	Ps.	67,266,726	Ps.	2,314,525,120

(Figures stated in thousands, except as noted)

As of / for the year ended December 31, 2013		Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:												
By segment	Ps.	1,250,785,620	Ps.	820,912,682	Ps.	219,332,517	Ps.	40,360,373	Ps.	1,096,302,859	Ps.	60,568,624
Less unrealized intersegment sales		(13,957)		(1,521,679)		136,734		4,930		(174,663)		-
Total consolidated sales	Ps.	1,250,771,663	Ps.	819,391,003	Ps.	219,469,251	Ps.	40,365,303	Ps.	1,096,128,196	Ps.	60,568,624
Operating income (loss):												
By segment	Ps.	850,636,276	Ps.	(119,734,273)	Ps.	873,221	Ps.	(15,418,059)	Ps.	2,568,759	Ps.	185,058
Less unrealized intersegment sales		(12,826)		(1,521,678)		136,735		4,929		(174,663)		-
Less unrealized gain due to production cost valuation of inventory		17,747		12,301,255		435,920		166,048		5,509,332		-
Less capitalized refined products		(8,555,076)		-		-		-		-		-
Less amortization of capitalized interest		118,982		-		-		-		-		-
Total consolidated operating income (loss)	Ps.	842,205,103	Ps.	(108,954,696)	Ps.	1,445,876	Ps.	(15,247,082)	Ps.	7,903,428	Ps.	185,058
Net income (loss):												
By segment	Ps.	(33,648,136)	Ps.	(133,794,283)	Ps.	3,336,785	Ps.	(15,034,572)	Ps.	(2,361,929)	Ps.	(173,636,179)
Less unrealized intersegment sales		(12,826)		(1,521,678)		136,734		4,930		(174,663)		-
Less unrealized gain due to production cost valuation of inventory		17,747		12,301,255		435,920		166,048		5,509,332		-
Less capitalized refined products		(8,555,076)		-		-		-		-		-
Less equity method for unrealized profits		(4,342)		-		-		(71,995)		-		2,841,035
Less amortization of capitalized interest		118,982		-		-		-		-		-
Total consolidated net income (loss)	Ps.	(42,083,651)	Ps.	(123,014,706)	Ps.	3,909,439	Ps.	(14,935,589)	Ps.	2,972,740	Ps.	(170,795,144)
Assets:												
By segment	Ps.	1,856,325,965	Ps.	575,246,559	Ps.	224,241,728	Ps.	114,087,313	Ps.	119,933,908	Ps.	1,685,452,269
Less unrealized intersegment sales		(9,479)		3,753,919		140,189		7,310		3,232,537		-
Less unrealized gain due to production cost valuation of inventory		(11,777)		(49,232,959)		(2,515,644)		(2,204,574)		(1,050,304)		-
Less capitalized refined products		(16,755,002)		-		-		-		-		-
Less equity method for unrealized profits		(4,344)		-		-		(71,994)		-		2,841,034
Less amortization of capitalized interest		(2,498,608)		-		-		-		-		-
Total consolidated assets	Ps.	1,837,046,755	Ps.	529,767,519	Ps.	221,866,273	Ps.	111,818,055	Ps.	122,116,141	Ps.	1,688,293,303
Liabilities:												
By segment	Ps.	1,342,978,777	Ps.	740,780,574	Ps.	144,252,327	Ps.	113,696,802	Ps.	87,307,528	Ps.	1,847,935,634

(Figures stated in thousands, except as noted)

Less unrealized gain due to production cost valuation of inventory	-	-	-	-	3,047,319	-
Total consolidated liabilities	Ps. 1,342,978,777	Ps. 740,780,574	Ps. 144,252,327	Ps. 113,696,802	Ps. 90,354,847	Ps. 1,847,935,634

For the year ended December 31, 2012	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Trading Companies**	**Corporate and Other Subsidiary Companies**
Sales:						
By segment	Ps. 1,333,276,930	Ps. 784,417,918	Ps. 184,985,084	Ps. 35,418,252	Ps. 1,221,655,507	Ps. 57,544,155
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Total consolidated sales	Ps. 1,333,286,214	Ps. 786,715,800	Ps. 185,717,443	Ps. 35,410,841	Ps. 1,222,158,367	Ps. 57,544,155
Operating income (loss):						
By segment	Ps. 993,473,459	Ps. (95,467,749)	Ps. (4,379,626)	Ps. (10,250,176)	Ps. 8,801,985	Ps. 6,941,599
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	-
Less capitalized refined products	(3,679,430)	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 989,913,900	Ps. (85,928,997)	Ps. (4,195,608)	Ps. (10,454,366)	Ps. 8,754,939	Ps. 6,941,599
Net income (loss):						
By segment	Ps. 97,536,450	Ps. (111,636,394)	Ps. 1,429,015	Ps. (11,066,159)	Ps. 7,155,344	Ps. (854,312)
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	-
Less capitalized refined products	(3,679,430)	-	-	-	-	-
Less equity method for unrealized profits	5,319	-	-	-	-	5,917,294
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated net income (loss)	Ps. 93,982,210	Ps. (102,097,642)	Ps. 1,613,033	Ps. (11,270,349)	Ps. 7,108,298	Ps. 5,062,982

(Figures stated in thousands, except as noted)

Supplemental geographic information:

	For the years ended December 31,					
	2014		2013		2012	
Domestic sales	Ps.	944,997,979	Ps.	910,187,634	Ps.	867,036,701
Export sales:						
United States		481,364,906		493,148,967		573,515,085
Canada, Central and South America		17,575,078		21,004,723		39,806,335
Europe		54,214,041		86,872,410		98,987,049
Other		77,137,288		86,651,534		60,390,584
Total export sales		630,291,313		687,677,634		772,699,053
Services income		11,438,582		10,339,357		7,176,286
Total sales	Ps.	1,586,727,874	Ps.	1,608,204,625	Ps.	1,646,912,040

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	For the years ended December 31,					
	2014		2013		2012	
Domestic sales						
Refined petroleum products and derivatives (primarily gasolines)	Ps.	830,545,046	Ps.	805,460,402	Ps.	779,572,582
Gas		77,813,359		70,781,410		51,249,544
Petrochemical products		36,639,574		33,945,822		36,214,575
Total domestic sales	Ps.	944,997,979	Ps.	910,187,634	Ps.	867,036,701
Export sales						
Crude oil	Ps.	475,056,981	Ps.	548,411,085	Ps.	618,104,685
Refined petroleum products and derivatives (primarily gasolines)		153,436,847		137,048,991		150,850,052
Gas		64,397		43,544		7,713
Petrochemical products		1,733,088		2,174,014		3,736,603
Total export sales	Ps.	630,291,313	Ps.	687,677,634	Ps.	772,699,053

(Figures stated in thousands, except as noted)

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2014 and 2013, cash and cash equivalents were as follows:

	As of December 31,			
	2014		2013	
Cash on hand and in banks[i]	Ps.	68,330,390	Ps.	45,942,338
Marketable securities		49,658,138		34,803,381
	Ps.	117,988,528	Ps.	80,745,719

(i) Cash on hand and in banks is primarily composed of cash in banks.

At December 31, 2014, and 2013, restricted cash was as follows:

	As of December 31,			
	2014		2013	
Restricted cash	Ps.	6,884,219	Ps.	7,701,798

Restricted cash in 2014 and 2013 primarily increased due to the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). At December 31, 2014, this deposit, including income interest, amounted to U.S. $465,303 (see Note 22(b)).

NOTE 6. ACCOUNTS RECEIVABLE AND OTHER

As of December 31, 2014 and 2013, accounts receivable and other receivables were as follows:

	As of December 31,			
	2014		2013	
Export customers	Ps.	20,960,915	Ps.	46,337,045
Domestic customers		38,168,467		38,648,470
Tax credits		30,554,928		15,416,955
Sundry debtors		13,357,348		7,818,554
Employees and officers		5,560,644		5,077,687
Negative IEPS Tax pending to be credit		-		4,293,619
Advances to suppliers		5,583,148		3,284,575
Insurance claims		212,069		1,618,828
Other accounts receivable		25,448		16,278
	Ps.	114,422,967	Ps.	122,512,011

(Figures stated in thousands, except as noted)

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2014 and 2013:

	Export customers			
	As of December 31,			
		2014		2013
1 to 30 days	Ps.	577,047	Ps.	38,163
31 to 60 days		145,894		1,070
61 to 90 days		143		95
More than 91 days		218,570		385,887
Expired		941,654		425,215
Impaired (reserved)		(198,867)		-
Unimpaired		742,787		425,215
Unexpired		20,218,128		45,911,830
Total	Ps.	20,960,915	Ps.	46,337,045

	Domestic customers			
	As of December 31,			
		2014		2013
1 to 30 days	Ps.	814,629	Ps.	874,553
31 to 60 days		268,844		15,091
61 to 90 days		189,871		80,331
More than 91 days		1,197,583		223,009
Expired		2,470,927		1,192,984
Impaired (Reserved)		(598,624)		(697,284)
Unimpaired		1,872,303		495,700
Unexpired		36,296,164		38,152,770
Total	Ps.	38,168,467	Ps.	38,648,470

NOTE 7. INVENTORIES

As of December 31, 2014 and 2013, inventories were as follows:

	As of December 31,			
		2014		2013
Crude oil, refined products, derivatives and petrochemicals products	Ps.	45,126,915	Ps.	51,638,624
Materials and products in stock		4,811,741		5,259,341
Materials and products in transit		-		16,535
	Ps.	49,938,656	Ps.	56,914,500

(Figures stated in thousands, except as noted)

NOTE 8. AVAILABLE–FOR–SALE FINANCIAL ASSETS

On January 1, 2013, PEMEX had a total of 59,804,431 shares of Repsol value at Ps. 15,771,202, which represented approximately 4.76% of Repsol's share capital.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. Petróleos Mexicanos elected to receive cash dividends. On January 21 and July 16, 2013, PMI HBV received an in kind dividend in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, PEMEX divested its direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278,842. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869,882, pursuant to which PEMEX retains economic and voting rights in such shares.

On December 18, 2013, Repsol declared dividends to its shareholders, which would be paid in cash or in kind depending on the election of the shareholders. On January 17, 2014, PMI HBV received its dividends in the form of 1,451,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid out in cash, equivalent to one euro per share. On June 6, 2014, PMI HBV recognized a dividend for a total amount of Ps. 381,900, which was computed based on the number of shares it held at the time of distribution.

On June 4, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol at a sale price of 20.10 euros per share following the approval of the Board of Directors of Petróleos Mexicanos. As a result of this operation, the remaining Repsol shares owned by PMI HBV were recognized as available-for-sale financial assets at December 31, 2014. The decision to divest PMI HBV's position in Repsol was driven by the relatively low returns obtained from this investment and the lack of mutual benefits derived from PEMEX's alliance with Repsol. As a result of the sale of these shares, PMI HBV recognized a loss of Ps. 215,119 in its statement of comprehensive income.

On June 16, 2014, Repsol approved the payment of a flexible dividend, from which PMI HBV received 488,923 new Repsol shares in July 2014, valued at Ps. 190,814.

On December 17, 2014, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 575,205 new Repsol shares as an in kind dividend in January 2015. This amount is recognized as an account receivable of Ps. 163,834 as of December 2014. As of December 31, 2014, PMI HBV holds 19,557,003 of Repsol shares.

As of December 31, 2014 and December 31, 2013, the investments in 19,557,003 and 53,703,915 shares of Repsol held by PMI HBV were valued at Ps. 5,414,574 and Ps. 17,728,490, respectively. The effect of the valuation on the investment at fair value was recorded in other

(Figures stated in thousands, except as noted)

comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. 765,412 at December 31, 2014 and a gain of Ps. 4,453,495 at December 31, 2013. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 736,548, Ps. 914,116 and Ps. 685,704 in the statements of comprehensive income at December 31, 2014, 2013 and 2012, respectively.

On December 31, 2013, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, which amounted to approximately 5.13% of Repsol's total shares as of that date. In May 2014 Petróleos Mexicanos cancelled in advance the three equity swaps and converted them into one equity swap. On June 3, 2014, Petróleos Mexicanos cancelled the single equity swap.

As of December 31, 2014, PEMEX's direct holdings of Repsol shares amounted to approximately 1.45% of Repsol's total shares and at December 31, 2013, PEMEX's direct holding of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.19% of Repsol's total shares as of that date.

NOTE 9. PERMANENT INVESTMENTS IN ASSOCIATES

The permanent investments in associates as of December 31, 2014 and 2013 were as follows:

		Percentage of investment	December 31			
			2014		2013	
Deer Park Refining Limited		49.995%	Ps.	7,322,445	Ps.	6,710,317
Gasoductos de Chihuahua, S. de R.L. de C.V.		50.00%		4,778,939		4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.	(i)	44.09%		3,521,924		3,253,978
TAG Norte Holding, S. de R.L. de C.V.	(ii)	50.00%		2,071,825		-
Compañía Mexicana de Exploraciones, S.A. de C.V.	(iii)	60.00%		1,255,742		1,141,065
Sierrita Gas Pipeline LLC	(ii)	35.00%		885,792		-
Frontera Brownsville, LLC		50.00%		546,463		517,945
TAG Pipelines Sur, S. de R.L. de C.V.	(ii)	50.00%		544,201		-
Mexicana de Lubricantes, S.A. de C.V.		49.00%		488,499		488,321
Other—net		Various		598,930		616,193
Total			Ps.	22,014,760	Ps.	16,779,501

(i) In September 2013, through a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in Petroquímica Mexicana de Vinilo, S.A. de C.V. by Ps. 2,993,531, allowing PEMEX to acquire a 44% interest in Petroquímica Mexicana de Vinilo, S.A. de C.V.

(ii) New investment in 2014.

(iii) Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

(Figures stated in thousands, except as noted)

Profit (loss) sharing in associates:

	December 31, 2014	December 31, 2013	December 31, 2012
Deer Park Refining Limited	Ps. (232,960)	Ps. (591,472)	Ps. 1,320,180
Gasoductos de Chihuahua, S. de R.L. de C.V.	244,958	475,942	548,765
Sierrita Gas Pipeline LLC	6,478	-	-
Petroquímica Mexicana de Vinilo, S.A. de C.V.	(89,280)	93,853	-
TAG Norte Holding, S. de R.L. de C.V	(108,126)	-	-
TAG Pipelines Sur, S. de R.L. de C.V	(57,330)	-	-
Other—net	270,628	728,387	2,928,662
	Ps. 34,368	Ps. 706,710	Ps. 4,797,607

The following tables show condensed financial information of major investments recognized under the equity method:

Condensed Statements of Financial Position

	Deer Park Refining Limited		Gasoductos de Chihuahua, S. de R.L. de C.V.	
	December 31,		December 31,	
	2014	2013	2014	2013
Total assets	Ps. 27,134,381	Ps. 27,331,336	Ps. 20,877,785	Ps. 9,006,292
Total liabilities	Ps. 12,488,026	Ps. 13,910,702	Ps. 11,319,906	Ps. 902,928
Total equity	14,646,355	13,420,634	9,557,879	8,103,364
Total liabilities and equity	Ps. 27,134,381	Ps. 27,331,336	Ps. 20,877,785	Ps. 9,006,292

Condensed Statements of Comprehensive Income

	Deer Park Refining Limited			Gasoductos de Chihuahua, S. de R.L. de C.V.		
	December 31,			December 31,		
	2014	2013	2012	2014	2013	2012
Sales and other income	Ps. 11,996,951	Ps. 9,767,622	Ps. 12,240,553	Ps. 2,406,375	Ps. 2,124,812	Ps. 1,984,198
Costs and expenses	12,462,917	10,950,684	9,599,929	1,916,459	1,172,928	886,668
Net result	Ps. (465,966)	Ps.(1,183,062)	Ps. 2,640,624	Ps. 489,916	Ps. 951,884	Ps. 1,097,530

(Figures stated in thousands, except as noted)

NOTE 10. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT

As of December 31, 2014 and 2013 and January 1, 2013, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed asset
Investment													
Balances as of January 1, 2013	Ps. 709,748,214	Ps.42,367,106	Ps.547,236,619	Ps.1,007,455,697	Ps.53,439,009	Ps. 319,638,242	Ps. 49,788,285	Ps. 20,590,693	Ps. 105,303,277	Ps. 41,583,171	Ps. 11,148,414	Ps. 27,633	Ps.2,908,326,360
Acquisitions	29,336,696	3,106,174	5,387,150	62,580,630	1,965,492	5,633,305	3,644,600	3,736,942	134,079,686	1,100,230	1,104,295	4,929	251,680,129
Reclassifications	(6,388,178)	(433,975)	(1,109,962)	(5,474)	3,718,027	-	(1,378,015)	(99,191)	-	(23,662)	264,810	-	(5,455,620)
Capitalization	16,562,679	-	8,985,161	56,891,321	2,043,342	1,115,273	305,668	-	(85,903,444)	-	-	-	-
Impairment	1,650,664	-	-	(26,364,717)	-	-	-	-	(894,782)	-	-	-	(25,608,835)
Disposals	(15,360,225)	-	(2,057,115)	-	(903,509)	(62,212)	(424,245)	(910,757)	(3,154,696)	(301,882)	(2,249,721)	-	(25,424,362)
Balances as of December 31, 2013	735,549,850	45,039,305	558,441,853	1,100,557,457	60,262,361	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,517,672
Acquisitions	23,713,976	1,713,819	4,604,246	47,206,226	955,327	5,867,427	3,602,912	2,200,877	141,566,631	889,450	79,715	1,486,211	233,886,817
Reclassifications	(4,413,133)	(623,772)	964,517	-	3,301,769	(59,381)	(385,362)	305,697	(127,229)	167,016	487,390	(303,270)	(685,758)
Capitalization	16,072,431	-	9,197,666	62,848,040	787,907	5,113,356	35,512	-	(94,183,427)	128,515	-	-	-
Impairment	(1,137,399)	-	(1,972,994)	(19,226,711)	(308,592)	-	-	-	-	-	-	-	(22,645,696)
Disposals	(10,820,292)	-	(136,259)	-	(595,503)	-	(369,649)	(1,822,247)	(868,767)	(729,831)	(9,197)	(631,750)	(15,983,495)
Balances as of December 31, 2014	Ps. 758,965,433	Ps.46,129,352	Ps.571,099,029	Ps.1,191,385,012	Ps.64,403,269	Ps. 337,246,010	Ps. 54,819,706	Ps. 24,002,014	Ps. 195,817,249	Ps. 42,813,007	Ps. 10,825,706	Ps. 583,753	Ps.3,298,089,540
Accumulated depreciation and amortization													
Balances as of January 1, 2013	Ps. (284,287,710)	Ps.(23,066,280)	Ps.(202,092,704)	Ps.(559,752,873)	Ps.(33,723,880)	Ps. (95,137,552)	Ps.(32,563,194)	Ps. (12,334,674)	Ps. -	Ps. -	Ps. (6,633,408)	Ps. -	Ps.(1,249,592,275)
Depreciation	(36,154,914)	(2,790,948)	(16,457,891)	(71,831,243)	(1,779,543)	(14,669,152)	(3,468,615)	(1,339,398)	-	-	-	-	(148,491,704)
Reclassifications	2,513,262	358,288	1,290,514	1,153	(84,961)	-	1,230,624	146,740	-	-	-	-	5,455,620
Disposals	8,267,723	-	1,409,767	-	519,279	-	297,756	903,404	-	-	(708,501)	-	10,689,428
Balances as of December 31, 2013	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(35,069,105)	(109,806,704)	(34,503,429)	(12,623,928)	-	-	(7,341,909)	-	(1,381,938,931)
Depreciation	(38,183,033)	(2,879,780)	(16,640,385)	(64,135,419)	(1,414,222)	(15,143,005)	(3,418,783)	(1,260,160)	-	-		-	(143,074,787)
Reclassifications	735,813	607,072	(179,524)	-	(1,073,720)	26,842	525,701	173,184	-	-	(129,792)	-	685,576
Disposals	7,816,567	-	12,172	-	412,737	-	345,065	899,753	-	-	126,446	-	9,612,740
Balances as of December 31, 2014	(339,292,292)	(27,771,648)	(232,658,051)	(695,718,382)	(37,144,310)	(124,922,867)	(37,051,446)	(12,811,151)	-	-	(7,345,255)	-	(1,514,715,402)
Wells, pipelines, properties, plant and equipment—net as of December 31,2013	Ps. 425,888,211	Ps.19,540,365	Ps.342,591,539	Ps. 468,974,494	Ps.25,193,256	Ps. 216,517,904	Ps. 17,432,864	Ps. 10,693,759	Ps. 149,430,041	Ps. 42,357,857	Ps. 2,925,889	Ps. 32,562	Ps.1,721,578,741
Wells, pipelines, properties, plant and equipment—net as of December 31,2014	Ps. 419,673,141	Ps.18,357,704	Ps.338,440,978	Ps. 495,666,630	Ps.27,258,959	Ps. 212,323,143	Ps. 17,768,260	Ps. 11,190,863	Ps. 195,817,249	Ps. 42,813,007	Ps. 3,480,451	Ps. 583,753	Ps.1,783,374,138
Depreciation rates	3 to 5%	5%	2 to 7%	-	3 to 7%	4%	3 to 10%	4 to 20%	-	-	-	-	-
Estimated useful lives	20 to 35 years	20 years	15 to 45 years	-	33 to 35 years	25 years	3 to 10 years	5 to 25 years	-	-	-	-	-

(Figures stated in thousands, except as noted)

a. As of December 31, 2014, 2013 and 2012, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,997,121, Ps. 2,943,597 and Ps. 2,110,075, respectively.

b. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2014, 2013 and 2012, recognized mainly in operating costs, was Ps. 143,074,787, Ps. 148,491,704 and Ps. 140,537,720, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2014, 2013 and 2012 of Ps. 2,011,027, Ps. 2,000,230 and Ps. 2,053,630, respectively.

c. As of December 31, 2014 and 2013, provisions relating to future plugging and abandonment costs amounted to Ps. 52,460,749 and Ps. 46,118,080, respectively, and are presented in the "Provisions for sundry credits" line item (see Note 15).

d. As of December 31, 2014 and 2013, the value in use of the Integral Burgos, Poza Rica and Macuspana projects was unfavorable due to the decline in gas prices in the international market as well as the condition of economic hydrocarbon reserves located at these projects, which resulted in aggregate impairment charges of Ps. (21,199,704) and Ps. (26,364,717), respectively, that were recognized in the consolidated statements of comprehensive income under the cost of sales line item. No impairment charges were recognized in connection with these projects as of December 31, 2012.

As of December 31, 2014 and 2013, Pemex-Petrochemicals recognized impairment charges totaling Ps. (1,445,992) and Ps. (894,782), respectively. As a result of the sale of certain properties and plants of the Pajaritos petrochemical complex by Pemex-Petrochemicals to Petroquímica Mexicana de Vinilo, S.A. de C.V., value in use for the complex was favorable, reducing the impairment charge for previous years by Ps. 1,650,664 as of December 31, 2013.

e. As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and other hydrocarbons commonly referred to as Round Zero, Pemex-Exploration and Production received temporary assignments of certain asset blocks, some of which may be transferred to third parties in the future. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of December 31, 2014, the aggregate value of the asset blocks that were assigned on a temporary basis to Petróleos Mexicanos as part of Round Zero totals approximately Ps. 71,270,273.

f. As part of the implementation of the Energy Reform Decree, PEMEX is to transfer to CENAGAS assets and contracts valued at approximately Ps. 34,029,000 in the aggregate as of December 31, 2014. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commission.

(Figures stated in thousands, except as noted)

The value of these assets and contracts is subject to change between the date of these consolidated financial statements and the time at which such assets and contracts are transferred, either due to additional adjustments in valuation or changes in the assets types of assets and contracts to be transferred. The transfer of assets and contracts to CENEGAS may take up to two years.

g. PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates until 2018.

As of December 31, 2013, PEMEX had entered into certain capital lease arrangements for drilling equipment. These leases expire on various dates over the next 10 years.

As of December 31, 2014 and 2013, assets acquired through these capital leases were as follows:

		2014		2013
Investment in tankers and drilling equipment	Ps.	5,017,002	Ps.	5,017,002
Less accumulated depreciation		(953,152)		(636,276)
	Ps.	4,063,850	Ps.	4,380,726

The liabilities relating to the assets listed above are payable in the years following December 31, 2014 as presented below:

Year		Pesos		U.S. dollars
2015	Ps.	834,989	U.S.	$56,733
2016		834,989		56,733
2017		834,989		56,733
2018		767,210		52,127
2019		271,186		18,425
2020 and thereafter		1,084,743		73,702
		4,628,106		314,453
Less: short-term unaccrued interest		221,879		15,075
Less: long-term unaccrued interest		533,053		36,218
Total capital leases		3,873,174		263,160
Less: current portion of leases (excluding interest)		613,110		41,658
Total long-term capital leases	Ps.	3,260,064	U.S.	$221,502

The capitalized interest expense from financial leases for the years ended December 31, 2014, 2013 and 2012 was Ps. 242,436, Ps. 159,380 and Ps. 214,041, respectively.

The discount rates applied to the calculation of capitalized leases were as follows:

i. 7.96% rate in nominal terms (3.73% in real terms) as of December 31, 2014;

ii. 7.96% rate in nominal terms (3.83% in real terms) as of December 31, 2013; and

(Figures stated in thousands, except as noted)

iii. 9.39% rate in nominal terms (5.62% in real terms) as of December 31, 2012.

NOTE 11. OTHER ASSETS

At December 31, 2014 and 2013, the balance of other assets was as follows:

	As of December 31,			
	2014		2013	
Construction in progress (wells)	Ps.	14,970,904	Ps.	7,892,474
Payments in advance		2,959,819		2,244,450
Other		4,694,541		4,057,786
	Ps.	22,625,264	Ps.	14,194,710

	As of December 31,			
	2014		2013	
Construction in progress (wells):				
Balance at the beginning of the year	Ps.	7,892,474	Ps.	5,306,333
Additions to construction in progress		24,185,826		21,813,041
Deductions against expenses		(9,793,246)		(9,244,399)
Deductions against fixed assets		(7,314,150)		(9,982,501)
Balance at the end of the year	Ps.	14,970,904	Ps.	7,892,474

NOTE 12. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During 2014, the significant financing activities of PEMEX were as follows:

a. On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045.

b. On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program Series C from U.S. $32,000,000 to U.S. $42,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

(Figures stated in thousands, except as noted)

c. On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,616,050 of *Certificados Bursátiles* in the form of global depositary notes ("GDNs") and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the second reopening of the same series of *Certificados Bursátiles* due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of *Certificados Bursátiles* in two tranches: one at a floating rate of *Tasa de Interés Interbancaria de Equilibrio* (Interbank Equilibrium Interest Rate, or "TIIE") plus 3.8% for Ps. 2,000,000 due 2019, which was a reopening of the same series of *Certificados Bursátiles* due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for 588,435 UDIs equivalent to Ps. 3,000,000 due 2026. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or *Unidades de Inversión* ("UDI") equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d. On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to the London Interbank Offered Rate ("LIBOR") plus 0.16%. This drawdown has been renewed on a monthly basis and was outstanding as of December 31, 2014.

e. On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 1.08% and matures in March 2018.

f. On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos' U.S. $42,000,000 Medium-Term Notes Program, Series C.

g. On May 30, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 from its revolving credit line, which bore interest at a floating rate linked to TIIE and matured on July 2, 2014 and as a result did not affect net indebtedness for the year.

h. On June 2, 2014, Petróleos Mexicanos obtained loans for U.S. $1,250,000 and U.S. $250,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matured in 2014.

i. On July 2, 2014, Petróleos Mexicanos issued Ps. 11,000,000 aggregate principal amount of its *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,353,100, of *Certificados Bursátiles* in the form of GDNs and (ii) a concurrent offering to the public in Mexico of Ps. 8,646,900

(Figures stated in thousands, except as noted)

of *Certificados Bursátiles* not represented by GDNs. The issuance represented the third reopening of its *Certificados Bursátiles* due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Ps. 4,000,000 aggregate principal amount of *Certificados Bursátiles* in two tranches: (i) the first at a floating rate due 2019 in an aggregate principal amount of Ps. 1,500,000, which was a reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to 487.2 million UDIs equivalent of Ps. 2,500,000, which was a reopening of the same series originally issued on January 30, 2014. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program.

j. On July 25, 2014, Petróleos Mexicanos entered into a syndicated credit facility in the amount of Ps. 26,000,000; the facility bears interest at a floating rate linked to the TIIE plus 95 basis points and matures on July 25, 2024.

k. On July 29, 2014, Petróleos Mexicanos amended the terms of its revolving credit facility entered into on December 22, 2011 in order to decrease the amount available thereunder from Ps. 10,000,000 to Ps. 3,500,000.

l. On September 8, 2014, Petróleos Mexicanos amended the terms of its syndicated credit facility entered into on July 26, 2014 in a total amount of Ps. 4,000,000, in order to increase the amount available thereunder from Ps. 26,000,000 to Ps. 30,000,000. On September 10, 2014, Petróleos Mexicanos borrowed the full amount available under this credit facility.

m. On September 11, 2014, Petróleos Mexicanos issued Ps. 19,999,269 aggregate principal amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 3,418,200 of *Certificados Bursátiles* in the form of GDNs and (ii) a concurrent offering to the public in Mexico of Ps. 16,581,069 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the fourth reopening of its *Certificados Bursátiles* due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014. Petróleos Mexicanos concurrently issued in the Mexican market *Certificados Bursátiles* in two tranches: (i) one at a floating rate of TIIE plus 0.01% due 2019 in an aggregate principal amount of Ps. 5,000,000, which was the fourth reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to 968,671 UDI equivalent of Ps. 5,000,731, which was the second reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014. These *certificados*

(Figures stated in thousands, except as noted)

bursátiles were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program.

n. On October 14, 2014, Petróleos Mexicanos issued U.S. $500,000 of notes due 2025, which bear interest at LIBOR for 3 months plus 0.35%. The notes are guaranteed by the Export-Import Bank of the United States.

o. On October 15, 2014, Petróleos Mexicanos issued U.S. $2,500,000 of debt securities under its U.S. $42,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $1,000,000 of its 4.250% Notes due 2025, and (2) U.S. $1,500,000 of its 5.50% Bonds due 2044, which was the second reopening of its 5.50% Bonds due 2044 originally issued on June 26, 2012 and subsequently reopened on October 19, 2012.

p. On October 20, 2014, Petróleos Mexicanos issued U.S. $500,000 of notes due 2025, which bear interest at a fixed rate of 2.378%. The notes are guaranteed by the Export-Import Bank of the United States.

q. On November 14, 2014, Petróleos Mexicanos redeemed the entire outstanding principal amount of (i) U.S. $1,500,000 of its 4.875% Notes due 2015 and (ii) U.S. $234,915 of its 5.750% Notes due 2015. The resources used to redeem these debt securities were derived from the issuance dated October 15, 2014.

r. On November 19, 2014, Petróleos Mexicanos entered into a revolving credit facility in the amount of Ps. 20,000,000; the facility bears interest at a floating rate linked to the TIIE and matures on November 19, 2019.

s. On November 27, 2014, Petróleos Mexicanos issued in the Mexican market Ps. 15,000,000 aggregate principal amount of *Certificados Bursátiles* in three tranches: one at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 8,301,389; the second at a floating rate of TIIE plus 15 basis points due 2020 in an aggregate principal amount of Ps. 5,000,000; and the third at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 325,000,000 UDIs, equivalent to Ps. 1,698,611, which was the third reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014 and September 11, 2014. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program.

t. On December 15, 2014, Petróleos Mexicanos obtained a loan for Ps. 3,500,000 bearing interest at a floating rate.

u. On December 17, 2014, Petróleos Mexicanos entered into a credit facility in the amount of U.S. $700,000. On December 19, 2014, Petróleos Mexicanos borrowed U.S. $700,000 under this facility.

(Figures stated in thousands, except as noted)

v. On December 18, 2014, AGRO obtained a credit line of U.S. $390,000, withdrawals from which bear interest at LIBOR plus 1.40%, and on the same date AGRO withdrew U.S. $228,000, which matures on December 18, 2017.

w. On December 19, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 in two installments, (1) the first for Ps. 5,000,000 and bearing interest at a floating rate of 91 days TIIE plus 125 basis points due 2025 and (2) the second for Ps. 5,000,000 and bearing interest at a floating rate of TIIE plus 95 basis points with quarterly installments due 2025.

x. On December 23, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 bearing interest at a floating rate of TIIE plus 85 basis points with quarterly installments due 2025, which matures on March 19, 2025.

y. From January 1 to December 31, 2014, PMI HBV obtained U.S. $7,075,000 from its revolving credit line and repaid U.S. $7,125,000.

As of December 31, 2014, Petróleos Mexicanos had U.S. $2,500,000 and Ps. 23,500,000 in available lines of credit in order to ensure liquidity, which were fully drawn.

During 2013, the significant financing activities of PEMEX were as follows:

a. On January 4 and 11, 2013, PMI Trading obtained and repaid, respectively, a loan for U.S. $150,000 bearing interest at 1.0412%.

b. On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c. On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023. The notes were issued under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C.

d. On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

e. On March 6 and 8, 2013, PMI Trading obtained and repaid, respectively, a loan for U.S. $50,000 bearing interest at 1.4217%.

f. On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was the first reopening of the securities originally issued on November 29, 2012. These *certificados bursátiles* were

(Figures stated in thousands, except as noted)

issued under Petróleos Mexicanos' Ps. 300,000,000 or Unidades de Inversión ("UDI") equivalent *Certificados Bursátiles* Dual Program.

g. On April 26, 2013, PMI NASA obtained a loan for U.S. $33,830 bearing interest at 3.80%, which matures on February 22, 2023.

h. On June 7, 2013, PMI NASA obtained a loan for U.S. $34,278 bearing interest at 3.80%, which matures on April 24, 2023.

i. On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was the second reopening of the securities originally issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program.

j. On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000 under its revolving credit facility, which was repaid on July 17, 2013.

k. On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000 of its debt securities under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C in four tranches: (i) U.S. $1,000,000 of its 4.875% Notes due 2024; (ii) U.S. $1,000,000 of its 3.500% Notes due 2018; (iii) U.S. $500,000 of its Floating Rate Notes due 2018; and (iv) U.S. $500,000 of its 6.500% Bonds due 2041, which was the second reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011.

l. On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States.

m. On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 of *Certificados Bursátiles* due 2019 at a floating rate. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program.

n. On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000 aggregate amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside Mexico of Ps. 1,075,000 of *Certificados Bursátiles* in the form of GDNs and (2) a concurrent offering to the public in Mexico of Ps. 9,325,000 of *Certificados Bursátiles* not represented by GDNs. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program.

(Figures stated in thousands, except as noted)

o. On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000 of notes due 2024, which bear interest at LIBOR for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

p. On November 4, 2013, Petróleos Mexicanos issued U.S. $350,000 of notes due 2024, which bear interest at a fixed rate of 2.290%. The notes are guaranteed by the Export-Import Bank of the United States.

q. On November 27, 2013, Petróleos Mexicanos issued € 1,300,000 of its 3.125% Notes due 2020. These notes were issued under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C.

r. On December 11, 2013 Petróleos Mexicanos issued Ps. 8,500,000 aggregate principal amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 1,165,550 of *Certificados Bursátiles* in the form of GDNs and (ii) a concurrent offering to the public in Mexico of Ps. 7,334,450 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the first reopening of the same series of *Certificados Bursátiles* due 2024 originally issued on September 26, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 1,100,000 of *Certificados Bursátiles* due 2019 at a floating rate, which was a reopening of the same series of *Certificados Bursátiles* due 2019 originally issued on September 19, 2013. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program.

s. On December 11, 2013, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016.

t. On December 19, 2013, Petróleos Mexicanos borrowed Ps. 10,000,000 from a revolving credit facility, which it repaid on December 30, 2013.

u. On December 27, 2013, Petróleos Mexicanos borrowed U.S. $135,000 from its revolving credit facility, which it repaid on January 27, 2014.

v. From January 1 to December 31, 2013, PMI HBV obtained U.S. $5,793,000 from its revolving credit line and repaid U.S. $6,143,000.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

- The sale of substantial assets essential for the continued operations of its business.

- The incurrence of liens against its assets.

- Transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2014 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

(Figures stated in thousands, except as noted)

As of December 31, 2014, long-term debt was as follows:

	Rate of interest[1]	Maturity	December 31, 2014 Pesos (thousands)	December 31, 2014 Foreign currency (thousands)
U.S. dollars:				
Bonds	Fixed from 1.7% to 9.5% and LIBOR plus 0.43% to 2.02%	Various to 2045	Ps. 533,456,119	36,245,150
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014	36,795,000	2,500,000
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus .01% to 1.71%	Various to 2022	70,558,213	4,794,008
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.20%	Various to 2018	24,959,247	1,695,831
Syndicated loans	LIBOR plus 0.8% and 1%	Various to 2016	29,436,000	2,000,000
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022	4,076,281	276,959
Financial leases (Note 10(g))	Fixed from 0.37% to 1.99%	Various to 2023	3,873,174	263,159
Total financing in U.S. dollars			Ps. 703,154,034	47,775,107
Euros:				
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	Ps. 94,932,763	5,304,804
Secured loan	EURIBOR plus 5.37%	Various to 2014		
Project financing	Fixed at 2%	Various to 2016	68	4
Total financing in Euros			Ps. 94,932,831	5,304,808
Japanese yen:				
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	Ps. 11,533,800	94,500,615
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017	2,186,357	17,913,617
Total financing in yen			Ps. 13,720,157	112,414,232
Pesos:				
Certificados bursátiles	Mexican Federal Treasury Certificates ("Cetes") plus 0.57%, TIIE[1] less 0.07% to 0.7%, and fixed at 7.19% to 9.91%	Various to 2024	Ps. 174,226,161	
Direct loans	Fixed at 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022	24,186,813	
Syndicated loans	TIIE plus 0.95	Various to 2024	29,005,374	
Revolved loans	TIIE plus 0.55	To 2015	23,500,000	
Total financing in pesos			Ps. 250,918,348	
Unidades de Inversión Certificados bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028	40,932,604	
Other currencies:				
Bonds	Fixed from 2.5% to 8.25%	Various to 2022	14,223,278	
Total principal in pesos[2]			1,117,881,252	
Plus: accrued interest			13,671,738	
Notes payable to contractors[3]			11,697,513	
Total principal and interest			1,143,250,503	
Less: short-term maturities			125,006,395	
Current portion of notes payable to contractors[3]			7,188,084	
Accrued interest			13,671,738	
Total short-term debt			145,866,217	
Long-term debt (Note 13(c))			Ps. 997,384,286	

(Figures stated in thousands, except as noted)

As of December 31, 2013, long-term debt was as follows:

	Rate of interest(1)	Maturity	December 31, 2013 Pesos (thousands)	December 31, 2013 Foreign currency (thousands)
U.S. dollars:				
Bonds	Fixed from 1.7 % to 9.5% and LIBOR plus 0.43% to 2.02%	Various to 2045	Ps. 407,719,934	31,179,592
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014	12,520	957
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus .01% to 1.71%	Various to 2022	75,603,945	5,781,665
Direct loans	Fixed 1.457% to 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018	10,981,118	839,760
Syndicated loans	LIBOR plus 0.8% and 1.0%	Various to 2016	27,918,337	2,135,001
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022	4,032,468	308,375
Financial leases	Fixed from 0.38% to 1.99%	Various to 2023	3,949,905	302,061
Total financing in U.S. dollars			Ps. 530,218,227	40,547,411
Euros:				
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	Ps. 78,073,403	4,332,742
Secured loan	EURIBOR plus 5.37%	Various to 2014	4,779,802	265,259
Project financing	Fixed at 2%	Various to 2016	569	32
Total financing in Euros			Ps. 82,853,774	4,598,033
Japanese yen:				
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	11,703,000	94,000,000
Direct loans	LIBOR yen plus 0.71%	Various to 2014	2,608,275	20,950,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017	3,346,571	26,880,086
Total financing in yen			Ps. 17,657,846	141,830,086
Pesos:				
Certificados bursátiles	Cetes 0.57%, TIIE(1) less 0.07% to 0.7%, and fixed at 7.65% and 9.91%	Various to 2024	132,159,337	
Direct loans	Fixed from 5.04% and 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022	6,479,741	
Total financing in pesos			Ps. 138,639,078	
Unidades de Inversión Certificados bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028	26,746,411	
Other currencies				
Bonds	Fixed from 2.5% to 8.25%	Various to 2022	21,031,855	
Total principal in pesos(2)			Ps. 817,147,191	
Plus: accrued interest			9,815,002	
Notes payable to contractors(3)			14,278,221	
Total principal and interest			841,240,414	
Less: short-term maturities			72,450,283	
Current portion of notes payable to contractors(3)			8,411,658	
Accrued interest			9,815,002	
Total short-term debt			90,676,943	
Long-term debt (Note 13(c))			Ps. 750,563,471	

(Figures stated in thousands, except as noted)

	2015	2016	2017	2018	2019	2020 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2014, for each of the years ending December 31,	Ps. 145,866,216	Ps. 94,092,560	Ps. 78,718,092	Ps. 87,071,447	Ps. 90,856,363	Ps. 646,645,825	Ps. 1,143,250,503

	2014(i)	2013(i)
Changes in total debt:		
At the beginning of the year	Ps. 841,240,414	Ps. 786,858,600
Loans obtained	426,607,422	241,939,473
Debt payments	(207,455,492)	(191,146,091)
Interest paid	3,661,146	2,170,843
Foreign exchange	78,884,717	3,308,299
Expenses related to debt issuance	312,296	(1,890,710)
At the end of the year	Ps. 1,143,250,503	Ps. 841,240,414

(i) These amounts include accounts payable by Financed Public Works Contracts ("FPWC") (formerly known as Multiple Services Contracts), which do not generate cash flows.

(1) As of December 31, 2014 and 2013, the rates were as follows: 3 month LIBOR of 0.2556 % and 0.2461%, respectively; 6 month LIBOR of 0.3628% and 0.348%, respectively; the prime rate in Japanese yen, 1.475%, for the two years; TIIE rate of 3.3205% and 3.795%, respectively, for 28 days; TIIE rate of 3.3245% and 3.8045%, respectively, for 91 days; Cetes rate of 2.74% and 3.18%, respectively, for 28 days; Cetes rate of 2.94% and 3.45%, respectively, for 91 days; Cetes rate of 3.01% and 3.55%, respectively, for 182 days.

(2) Includes financing from foreign banks of Ps. 798,484,400 and Ps. 631,954,650, as of December 31, 2014 and 2013, respectively.

(Figures stated in thousands, except as noted)

(3) The total amounts of notes payable to contractors as of December 31, 2014 and 2013, current and long-term, are as follows:

	December 31,			
	2014		2013	
Total notes payable to contractors[(a)(b)]	Ps.	11,697,513	Ps.	14,278,221
Less: current portion of notes payable to contractors		7,188,084		8,411,658
Notes payable to contractors (long-term)	Ps.	4,509,429	Ps.	5,866,563

(a) PEMEX has entered into FPWCs pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2014 and 2013, PEMEX had an outstanding amount payable of Ps. 8,815,484 and Ps. 11,387,225, respectively.

(b) During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading ("FPSO") vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2014 and 2013, the outstanding balances owing to the contractor were Ps. 2,882,029 (U.S. $195,817) and Ps. 2,890,996 (U.S. $221,084), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	U.S.$	
2015	U.S. $	25,267
2016		25,267
2017		25,267
2018		25,267
2019		25,267
2020 and thereafter		69,482
Total	U.S. $	195,817

(4) As of December 31, 2014 and 2013, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	December 31,			
	2014		2013	
U.S. dollar	Ps.	14.7180	Ps.	13.0765
Japanese yen		0.1227		0.1245
Pounds sterling		22.9483		21.6560
Euro		17.8103		18.0194
Swiss francs		14.8122		14.7058
Canadian dollar		12.7061		12.3076
Australian dollar		12.0437		11.6982

NOTE 13. FINANCIAL INSTRUMENTS

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of DFIs and guide the development of risk mitigation strategies.

(Figures stated in thousands, except as noted)

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal regulation.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report and value at risk (VaR) computation; and VaR limits, both at a global and business unit level, and the implementation of stop loss mechanisms. In addition, PMI-TRD also has its own risk management subcommittee which supervises the trading of DFIs.

(a) Risk Management

I. Market Risk

|i| *Interest Rate Risk*

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2014, approximately 27.7% of PEMEX's total net debt outstanding consisted of floating rate debt.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2014, PEMEX was a party to two interest rate swap agreements denominated in U.S. dollars for an aggregate notional amount of U.S. $1,250,000 at a weighted average fixed interest rate of 2.41% and a weighted average term of 9.60 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI-NASA has executed interest rate swap agreements denominated in U.S. dollars for an outstanding aggregate notional amount of U.S. $115,059, at a weighted average fixed interest rate of 4.16% and a weighted average term of 7.4 years.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

|ii| *Exchange Rate Risk*

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS Tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices, and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, subject to market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

(Figures stated in thousands, except as noted)

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar, which are each swapped against the U.S. dollar, and UDIs, which are swapped against the peso.

During 2014, PEMEX entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros, for an aggregate notional amount of U.S. $1,388,400. In 2013, PEMEX entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros and the inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of U.S. $2,028,701.

Most of PEMEX's cross-currency swaps are plain vanilla except for one swap entered into in 2004 to hedge its exposure to euro, with termination date in 2016. This swap is referred to as an "extinguishing swap" and was obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps is that these DFIs terminate upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. This swap has a notional amount of U.S. $1,146,410.

PEMEX recorded a total net foreign exchange loss of Ps. 76,999,161 in 2014, as compared to a total net foreign exchange loss of Ps. 3,951,492 in 2013 and to a total net foreign exchange gain of Ps. 44,845,661 in 2012, which includes the unrealized foreign exchange (loss) gain associated with debt of Ps. (78,884,717), Ps. (3,308,299) and Ps. 40,561,861 for the years ended December 31, 2014, 2013 and 2012, respectively. The depreciation of the peso caused a total net foreign exchange loss because a significant part of PEMEX's debt (77.8% as of December 31, 2014) is denominated in foreign currency. Unrealized foreign exchange (losses) and gains do not impact PEMEX's cash flows. Due to the cash flow structure described above, the depreciation of the peso relative to the U.S. dollar does not affect PEMEX's ability to meet U.S. dollar-denominated financial obligations and improves PEMEX's ability to meet peso-denominated financial obligations. On the other hand, the appreciation of the peso relative to the U.S. dollar may increase PEMEX's peso debt service costs on a U.S. dollar basis. PEMEX's foreign exchange loss in 2014 was due to the depreciation of the peso, from Ps. 13.0765 = U.S. $1.00 on December 31, 2013 to Ps. 14.7180 = U.S. $1.00 on December 31, 2014. PEMEX's foreign exchange loss in 2013 was due to the depreciation of the peso, from Ps. 13.0101 = U.S. $1.00 on December 31, 2012 to Ps. 13.0765 = U.S. $1.00 on December 31, 2013. PEMEX's foreign exchange gain in 2012 was due to the effect of a 7.0% appreciation of the peso (from Ps. 13.9904 = U.S. $1.00 on January 1, 2012 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012).

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into

DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

As of December 31, 2013, PMI-HBV had outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros. These trades expired in 2014.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

|iii| *Hydrocarbon Price Risk*

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to 2014.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

(Figures stated in thousands, except as noted)

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013 and 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

|ii| *Risks Relating to the Portfolio of Third-Party Shares*

PEMEX held a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate and economic rights over these shares. PEMEX accomplished this by using a total return swap under which PEMEX paid variable amounts and received a total return on the Repsol shares. Under these DFI, PEMEX was entitled to any capital gains associated with the Repsol shares and agreed to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate. On June 3, 2014, PEMEX made an early termination of its DFI. Following this termination, Petróleos Mexicanos no longer directly participates in Repsol, S.A.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in each of 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. All of the corresponding DFIs expired in 2012, 2013 and 2014; hence, no DFIs relating to these shares remain outstanding as of December 31, 2014. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

As of December 31, 2014, PMI HBV owned 19,557,003 Repsol, S.A. shares. These shares have no related DFI.

|i| *Market Risk Quantification*

The quantification of market risk exposure in PEMEX's financial instruments is presented below, in accordance with the applicable international risk management practices.

Interest rate risk quantification

(Figures stated in thousands, except as noted)

The quantification of interest rate risk of investment portfolios is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. The VaR incorporates interest rate and spread risks. In addition, for portfolios in domestic currency, the VaR includes the inflation risk embedded in securities denominated in UDI. For portfolio management purposes, interest rate risk is mitigated by VaR limits.

As of December 31, 2014, the VaR of PEMEX's investment portfolios was Ps. (67.4) for the Peso Treasury Portfolio, Ps. 0 for the *Fondo Laboral Pemex* Portfolio ("FOLAPE"), Ps. (47.5) for the *Fideicomiso de Cobertura Laboral y de Vivienda* Portfolio ("FICOLAVI"), and U.S. $0 for the U.S. Dollar Treasury Portfolio.

In addition to the exposure to interest rate fluctuations of the DFIs in which PEMEX is obligated to pay floating rates, PEMEX's DFIs are exposed to mark-to-market (MtM) volatility as a result of changes in the interest rate curves used in their valuation.

Interest rate risk quantification was calculated for DFIs in conjunction with the interest rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX's DFIs and debt portfolio to a parallel shift of 10 basis points (bp) over the zero coupon rate curves. For the debt portfolio, interest rate risk sensitivity was calculated taking into account both the DFI interbank market yield curves and the PEMEX curves (which were also used to estimate the debt portfolios' fair value). These metrics were calculated solely for informational purposes and are not used for portfolio management purposes because PEMEX does not intend to prepay its debt or terminate its DFIs early. Therefore, there is no interest rate risk arising from fixed rate obligations.

INTEREST RATE and CURRENCY DFIs

Interest Rate Sensitivity to + 10 bp

	Interbank Yield Curves			**PEMEX Curves**
Currency	**Sensitivity Debt**	**Sensitivity DFIs**	**Sensitivity Net**	**Sensitivity Debt**
AUD	296,021	(296,021)	-	287,190
CHF	1,423,683	(1,423,683)	-	1,315,506
Euro	46,702,364	(46,702,368)	(5)	38,443,088
Pound sterling	4,951,479	(4,951,479)	-	4,266,948
Yen	3,078,996	(3,078,996)	-	2,585,881
Peso	48,991,865	4,760,153	53,752,017	45,727,709
UDI	19,092,568	(10,801,196)	8,291,372	17,689,064
U.S. dollar	524,085,745	48,510,382	572,596,127	328,973,950

*Amounts in U.S. dollars

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2014, 2013 and 2012, in which PEMEX

(Figures stated in thousands, except as noted)

assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

At December 31, 2014, 2013 and 2012, had market interest rates been 25 basis points higher, with all other variables remaining constant, net income for the year would have been Ps. 7,297,773, Ps. 4,993,915 and Ps. 5,319,309 lower for December 31, 2014, 2013 and 2012, respectively, primarily as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net income for the year would have been Ps. 7,297,773, Ps. 4,993,915 and Ps. 5,319,309 greater at December 31, 2014, 2013 and 2012, respectively, primarily as a result of a decrease in interest expense.

Exchange rate risk quantification

The investments of PEMEX's portfolios do not face foreign exchange risk because the funds of such portfolios are used to meet obligations in pesos and U.S. dollars.

Currency DFIs are entered into in order to hedge exchange rate risk arising from debt flows in currencies other than pesos and U.S. dollars or inflation risk arising from debt flows in UDIs. However, due to the accounting treatment, net income is exposed to mark-to-market volatility as a result of changes in the exchange rates used in their valuation.

Exchange rate risk quantification was calculated for DFIs in conjunction with the exchange rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX's DFIs and debt portfolio to an increase of 1% to the exchange rates of currencies against the U.S. dollar. For the debt portfolio, exchange rate risk sensitivity was calculated taking into account both, interbank market yield curves and the PEMEX curves. In addition, the table shows the one-day horizon historical VaR of the remaining open position, with a confidence level of 95%, over a period of one year. These metrics were calculated solely for informational purposes. Nevertheless, in order to carry out management activities related to its debt portfolio, PEMEX periodically conducts quantitative analyses in order to estimate the exchange rate risk exposure generated by its debt issuances. Based on these analyses, PEMEX has elected to enter into DFIs as an exchange rate risk mitigation strategy.

(Figures stated in thousands, except as noted)

INTEREST RATE and CURRENCY DFIs

	Interbank Yield Curves				PEMEX Curves
Currency	**1% Debt**	**1% DFIs**	**1% Net**	**VaR 95% Net**	**1% Debt**
AUD	(1,371,789)	1,371,789	-	-	(1,339,697)
CHF	(3,462,020)	3,462,020	-	-	(3,235,075)
Euro	(82,197,968)	82,197,921	(48)	(24)	(73,149,233)
Pound sterling	(8,304,635)	8,304,635	-	-	(7,385,927)
Yen	(10,492,781)	10,492,781	-	-	(9,935,423)
Peso	(180,007,826)	(17,502,802)	(197,510,628)	(105,540,719)	(176,179,220)
UDI	(27,529,285)	18,456,627	(9,072,658)	(5,135,248)	(26,045,851)

*Amounts in U.S. dollars

As shown in the table above, DFIs mitigate 100% of the exchange rate risk derived from debt denominated in currencies other than pesos and U.S. dollars.

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2014, 2013 and 2012, in which PEMEX assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2014, 2013 and 2012, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps. 70,280,300, Ps. 55,137,410 and Ps. 59,026,725 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the year would have increased by Ps. 70,280,300, Ps. 55,137,410 and Ps. 59,026,725, respectively, primarily as a result of the decrease in exchange rate losses.

Quantification of risks related to third-party shares

Shares are exposed to price risk and euro/U.S. dollar exchange rate risk. The quantification of these risks was carried out using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year, of Repsol's share price in euros converted to U.S. dollars. In addition, the MtM sensitivity to an increase of 1% in the euro/U.S. dollar exchange rate is provided for informational purposes. These metrics are not considered for portfolio management purposes because the investment in shares of Repsol has a strategic, non-financial purpose.

EQUITY DFIs

Currency	Shares	Equity Risk Shares Value	VaR EQ	FX Risk 1%
Euro	19,557,003	367,887,867	(7,365,204)	367,795

(Figures stated in thousands, except as noted)
*Amounts in U.S. dollars

Hydrocarbon price risk quantification

Pemex-Gas and Basic Petrochemicals occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2014, Pemex-Gas and Basic Petrochemicals natural gas DFI portfolio had no market risk exposure.

Market risk exposure is measured using the 20-day Delta-Gamma VaR methodology, with a confidence level of 95%, based on 500 daily observations; VaR and Capital at Risk (CaR) are monitored and mitigated by pre-established limits.

It should be noted that sensitivity analyses were not carried out for other financial instruments, such as accounts receivable and payable (as defined in the financial reporting standards). Such accounts are cleared in short term, and therefore market risk is considered to be nonexistent. Most of these accounts are related to hydrocarbon prices.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

PMI Trading's global average VaR associated with commodities market risk was U.S. $(15,007) as of December 31, 2014. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. The minimum VaR recorded on the year was U.S. $(4,554) (registered on December 12, 2014) and the maximum VaR recorded on the year was U.S. $(25,396) (registered on September 26, 2014). As of December 31, 2014, the global VaR was U.S. $(12,194).

II. Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in four cross-currency swaps during 2013 and three cross currency swaps during 2014. These swaps were used to hedge the exchange rate exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. In addition, during 2014 PEMEX entered into three cross-currency swaps in euros with these characteristics.

According to IFRS 13, "Fair Value Measurement," the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs.

In addition, in order to estimate the credit exposure to each financial counterparty, the potential future exposure was calculated by projecting the risk factors used in the valuation of each DFI in order to calculate the MtM for different periods, taking into account any credit risk mitigation provisions.

The current and potential exposures, aggregated by credit rating, are as follows:

Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A+	0	0	0	0	102	0	0
A	0	1	25	27	19	17	0
A-	0	61	99	91	86	83	0
BBB+	37	123	235	250	141	21	25
BBB	0	233	534	691	420	376	393

* In millions of U.S. dollars

Moreover, PEMEX faces credit risk derived from its investments. As of December 31, 2014, the notional amounts of investments in domestic currency, organized by the credit ratings of the issuances, were as follows:

Credit Rating of Issuances*	Notional Amount (In millions of pesos)
mxAAA	36.25

*Minimum S&P, Moody's and Fitch credit rating.
National Credit Rating Scale.
Does not include investments in Mexican Government bonds.

The table above does not include domestic currency Mexican Government bonds because these issuances are considered not to carry default risk in this currency.

As of December 31, 2014, PEMEX held an investment in a note linked to United Mexican States' credit risk that was issued by a U.S. financial institution with a BBB credit rating. This note matures in June 2016 and has a face value of U.S. $108,000. PEMEX periodically monitors the issuer's credit rating, as well as the credit rating of the underlying assets, in order to quantify its exposure to the note's embedded credit risk.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. Since October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. The board of directors of Pemex-Gas and Basic Petrochemicals approves Pemex-Gas and Basic Petrochemicals' credit regulatory framework.

As of December 31, 2014, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex-Gas and Basic Petrochemicals.

As of December 31, 2014, Pemex-Gas and Basic Petrochemicals had open DFIs with 24 customers, of which 23 are industrial customers (96%), 0 are distributors (0%), and one is both an industrial customer and a distributor (4%). Of the total volume (in millions of British thermal units or MMBtu) of DFIs, industrial customers represented 98% and the customer belonging to both categories represented 2%.

As of December 31, 2014 and 2013, Pemex-Gas and Basic Petrochemicals, through its subsidiary Mex Gas Supply, S.L., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices maintained levels below the strike price, which has kept the credit limits within the set limits; and (ii) when certain DFIs matured, Pemex-Gas and Basic Petrochemicals had used domestic customers' payments to meet its international obligations.

The potential future exposure of Mex Gas Supply, S.L.'s DFI portfolio was calculated in a manner analogous to the analysis of Petróleos Mexicanos' DFI positions. The current and potential exposure, aggregated by credit rating, is as follows:

Maximum Credit Exposure by term in Pemex-Gas and Basic Petrochemicals

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A	0.04	0.8	0.3	0.0	0.0	0.0	0.0
A-	0.07	0.3	0.3	0.0	0.0	0.0	0.0
BBB+	0.02	1.0	0.2	0.0	0.0	0.0	0.0
BBB	0.001	0.01	0.0	0.0	0.0	0.0	0.0

* In millions of U.S. dollars

PMI Trading's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

III. Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations.

In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk, two of which provide access to Ps. 3,500,000 and Ps. 20,000,000 with expiration dates in December 2015 and November 2019, respectively; and two others that each provide access to U.S. $1,250,000 with expiration dates in December 2016 and October 2017, respectively.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*in-house bank*," which provides access to a syndicated credit line for up to U.S. $700,000 and cash surplus capacity in the custody of the centralized structure. In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions for up to U.S. $600,000.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's board of directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX's debt and DFI portfolios as of December 31, 2014 and 2013. It should be noted that:

- For debt obligations, these tables present principal cash flow and related weighted average interest rates for fixed rate debt.

- For interest rate and cross currency swaps, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.
- Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.
- For natural gas DFIs, volumes are presented in MMBtu, and fixed average and strike prices are presented in U.S. dollars per MMBtu.
- A DFI's fair value includes CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.
- For PMI Trading, prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.
- Fair value is calculated internally, by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency.
- For all instruments, tables are based on the contract terms in order to determine the future cash flows that are categorized by expected maturity dates.
- This information is presented in thousands of pesos (except as noted).

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow's Maturities as of December 31, 2014(1)

	Year of expected maturity date							
	2015	2016	2017	2018	2019	2020 and thereafter	Total carrying value	Fair value
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)	16,728,447	9,754,046	8,932,318	66,056,363	43,283,777	399,972,649	544,727,601	597,587,661
Average interest rate (%)							5.4507%	
Fixed rate (Japanese yen)	1,111,829	716,360	358,168			3,681,000	5,867,357	6,421,171
Average interest rate (%)							3.0135%	
Fixed rate (Pounds)	—	—	—	—	—	7,986,601	7,986,601	10,870,607
Average interest rate (%)							8.2500%	
Fixed rate (pesos)	9,500,000	7,499,440	—	—	—	98,350,797	115,350,237	121,070,263
Average interest rate (%)							7.7995%	
Fixed rate (UDIs)	—	—	—	—	16,409,158	24,523,446	40,932,604	38,334,284
Average interest rate (%)							3.6724%	
Fixed rate (euros)	46	15,138,824	21,288,275	—	—	58,505,732	94,932,831	107,661,041
Average interest rate (%)							4.7485%	
Fixed rate (Swiss Francs)	—	—	—	—	4,435,390	—	4,435,390	4,761,383
Average interest rate (%)							2.5000%	
Fixed rate (Australian dollars)	—	—	1,801,286	—	—	—	1,801,286	1,971,766
Average interest rate (%)	—	—	—	—	—	—	6.1250%	—
Total fixed rate debt	27,340,322	33,108,623	32,380,048	66,056,363	64,128,326	593,020,226	816,033,908	888,678,175
Variable rate (U.S. dollars)	67,764,296	45,481,570	18,479,304	16,551,669	7,677,480	14,169,627	170,123,946	169,384,354
Variable rate (Japanese yen)	—	—	—	—	—	7,852,800	7,852,800	8,201,784
Variable rate (euros)	—	—	—	—	—	—	—	—
Variable rate (pesos)	37,089,861	15,502,367	27,858,740	4,463,415	19,050,557	31,603,172	135,568,111	138,230,313
Total variable rate debt	104,854,156	60,983,937	46,338,044	21,015,084	26,728,037	53,625,599	313,544,857	315,816,451
Total debt	132,194,479	94,092,560	78,718,092	87,071,447	90,856,363	646,645,825	1,129,578,765	1,204,494,626

Note: Numbers may not total due to rounding.

(1) The information in this table has been calculated using exchange rates at December 31, 2014 of: Ps. 14.7180 = U.S. $1.00; Ps. 0.1227 = 1.00 Japanese yen; Ps. 22.9483 = 1.00 Pound sterling; Ps. 5.270368 = 1.00 UDI; Ps. 17.8103 = 1.00 euro; Ps. 14.8122 = 1.00 Swiss Franc; and Ps. 12.0437 = 1.00 Australian dollar.

Source: PEMEX

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flow's Maturities as of December 31, 2013[(1)]

	Year of Expected Maturity Date							
	2014	2015	2016	2017	2018	2019 and Thereafter	Total Carrying Value	Fair Value
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)	18,827,853	30,599,245	8,012,990	7,282,939	54,091,020	304,856,256	423,670,303	447,282,809
Average Interest Rate (%)	—	—	—	—	—	—	5.4470%	
Fixed rate (Japanese yen)	1,128,140	1,128,140	726,869	363,422	—	3,735,000	7,081,571	7,714,998
Average Interest Rate (%)	—	—	—	—	—	—	2.9070%	
Fixed rate (Pounds)	—	—	—	—	—	7,528,128	7,528,128	10,022,857
Average Interest Rate (%)	—	—	—	—	—	—	8.2500%	
Fixed rate (pesos)	—	9,500,000	7,498,990	—	—	51,230,219	68,229,209	72,738,704
Average Interest Rate (%)	—	—	—	—	—	—	8.1873%	
Fixed rate (UDIs)	—	—	—	—	—	26,746,411	26,746,411	25,295,383
Average Interest Rate (%)	—	—	—	—	—	—	3.6143%	
Fixed rate (euros)	500	46	15,316,513	21,511,809	—	41,245,103	78,073,971	88,219,672
Average Interest Rate (%)	—	—	—	—	—	—	4.9780%	
Fixed rate (Swiss Francs)	7,352,900	—	—	—	—	4,403,283	11,756,183	12,200,636
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%	
Fixed rate (Australian dollars)	—	—	—	1,747,544	—	—	1,747,544	1,917,297
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—
Total fixed rate debt	27,309,393	41,227,431	31,555,362	30,905,714	54,091,020	439,744,400	624,833,320	665,392,357
Variable rate (U.S. dollars)	25,497,804	14,778,763	38,952,740	12,424,670	13,994,202	15,177,965	120,826,144	123,407,193
Variable rate (Japanese yen)	2,608,275	—	—	—	—	7,968,000	10,576,275	10,995,410
Variable rate (euros)	4,779,803	—	—	—	—	—	4,779,803	5,041,659
Variable rate (pesos)	20,666,667	9,118,368	11,094,119	23,442,426	—	6,088,290	70,409,870	71,159,977
Total variable rate debt	53,552,549	23,897,131	50,046,859	35,867,096	13,994,202	29,234,255	206,592,092	210,604,238
Total Debt	80,861,942	65,124,562	81,602,221	66,772,810	68,085,222	468,978,655	831,425,412	875,996,595

Note: Numbers may not total due to rounding.

(1) The information in this table has been calculated using exchange rates at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00; Ps. 0.1245 = 1.00 Japanese yen; Ps. 21.6560 = 1.00 Pound sterling; Ps. 5.058731 = 1.00 UDI; Ps. 18.0194 = 1.00 euro; Ps. 14.7058 = 1.00 Swiss Franc; and Ps. 11.6982 = 1.00 Australian dollar.

Source: PEMEX

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow's Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2014[1][2]

	Year of Expected Maturity Date						Total Notional Amount	Fair Value[3]
	2015	2016	2017	2018	2019	Thereafter		
Hedging Instruments[2][4]								
Interest Rate DFIs								
Interest Rate Swaps (U.S. dollars)								
Variable to Fixed	1,668,708	2,045,007	2,053,963	2,063,326	2,073,034	9,359,006	19,263,046	(257,303)
Average pay rate	1.28%	1.78%	2.51%	2.95%	3.11%	3.25%	n.a.	n.a.
Average receive rate	2.38%	2.39%	2.38%	2.38%	2.38%	2.39%	n.a.	n.a.
Interest Rate Swaps (pesos)								
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average receive rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Currency DFIs								
Cross-Currency Swaps								
Receive euros/ Pay U.S. dollars	—	16,872,862	25,284,126	—	—	66,034,677	108,191,665	(11,254,375)
Receive Japanese yen/Pay U.S. dollars	1,211,734	758,874	379,428	—	—	16,157,337	18,507,373	(5,064,532)
Receive Pounds sterling/Pay U.S. dollars	—	—	—	—	—	9,367,374	9,367,374	61,391
Receive UDI/ Pay pesos	—	—	—	—	16,105,371	10,069,386	26,174,756	1,002,353
Receive Swiss francs/Pay U.S. dollars	—	—	—	—	4,835,719	—	4,835,719	(306,266)
Receive Australian dollars/Pay U.S. dollars	—	—	2,017,838	—	—	—	2,017,838	(82,070)
Exchange Rate Forward								
Receive euros/ Pay U.S. dollars	—	—	—	—	—	—	—	—
	(in thousands of shares)						(nominal pesos)	
Equity DFIs								
Equity Options on Repsol shares	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
Non-Hedging Instruments	—	—	—	—	—	—	—	—
Equity DFIs	—	—	—	—	—	—	—	—
Equity Swaps on Repsol shares	—	—	—	—	—	—	—	—

Notes: n.a. = not applicable.
Numbers may not total due to rounding.

(1) The information in this table has been calculated using the exchange rate at December 31, 2014 of: Ps. 14.7180 = U.S. $1.00 and Ps. 17.8103 = 1.00 euro.
(2) PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3) Positive numbers represent a favorable fair value to PEMEX.
(4) PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.
Source: PEMEX

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flow's Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2013[(1) (2)]

	Year of Expected Maturity Date						Total Notional Amount	Fair Value[(3)]
	2014	2015	2016	2017	2018	Thereafter		
Hedging Instruments[(2)(4)]								
Interest Rate DFIs								
Interest Rate Swaps (U.S. dollars)								
Variable to Fixed	903,252	1,155,684	1,163,103	1,171,060	1,179,378	5,907,161	11,479,638	36,019
Average pay rate	4.31%	3.80%	3.88%	3.96%	4.04%	3.51%	n.a.	n.a.
Average receive rate	1.66%	1.46%	2.64%	4.17%	5.36%	6.03%	n.a.	n.a.
Interest Rate Swaps (pesos)								
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average receive rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Currency DFIs								
Cross-Currency Swaps								
Receive euros/ Pay U.S. dollars	—	—	13,449,180	22,464,185	—	41,205,171	77,118,535	1,153,442
Receive Japanese yen/Pay U.S. dollars	3,691,887	1,076,589	674,237	337,110	—	14,355,308	20,135,132	(3,016,981)
Receive Pounds sterling/Pay U.S. dollars	—	—	—	—	—	8,322,630	8,322,630	90,303
Receive UDI/ Pay pesos	—	—	—	—	—	26,174,756	26,174,756	434,082
Receive Swiss francs/Pay U.S. dollars	6,257,431	—	—	—	—	4,296,391	10,553,822	1,132,123
Receive Australian dollars/Pay U.S. dollars	—	—	—	2,032,873	—	—	2,032,873	(178,770)
Exchange Rate Forward								
Receive euros/ Pay U.S. dollars	4,800,666	—	—	—	—	—	4,800,666	158,144
			(in thousands of shares)				(nominal pesos)	
Equity DFIs								
Equity Options on Repsol shares	19,068	—	—	—	—	—	19,068	101,458
Non-Hedging Instruments								
Equity DFIs								
Equity Swaps on Repsol shares	67,970	—	—	—	—	—	67,970	545,379

Note: n.a. = not applicable.
Numbers may not total due to rounding.

(1) The information in this table has been calculated using the exchange rate at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00 and Ps. 18.0194 = 1.00 euro.
(2) PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3) Positive numbers represent a favorable fair value to PEMEX. These values include CVA.
(4) PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.
Source: PEMEX

(Figures stated in thousands, except as noted)

(b) Fair Value of Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

Foreign currency embedded derivatives

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2014, 2013 and 2012, PEMEX did not recognize any foreign currency embedded derivatives.

Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of December 31, 2014 and 2013, the net fair value of PEMEX's DFIs was Ps. (15,897,184) and Ps. 457,158, respectively. As of December 31, 2014, and 2013, PEMEX did not have any DFIs designated as cash flow hedges.

The following table shows the fair values and notional amounts of PEMEX's over-the-counter ("OTC") DFIs that were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2014 and 2013. It should be noted that:

- DFI's fair value includes the CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.

- Fair value is calculated internally, by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency.

- The information is presented in thousands of pesos (except as noted).

(Figures stated in thousands, except as noted)

DFI	Position	December 31, 2014		December 31, 2013	
		Notional Amount	Fair Value	Notional Amount	Fair Value
Equity Swaps	PEMEX pays floating in U.S. dollar and receives total return on Repsol shares.	—	—	21,751,402	545,379
Interest Rate Swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	17,569,613	(180,074)	9,807,375	100,454
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI.	16,105,371	(52,769)	16,105,371	(195,500)
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	10,069,385	1,055,122	10,069,385	629,582
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	5,902,248	(630,769)	6,320,558	3,519
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month yen LIBOR + spread.	—	—	2,615,300	(14,337)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	12,605,125	(4,433,763)	11,199,274	(3,006,164)
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	108,191,665	(11,254,375)	77,118,535	1,153,442
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in Pound sterling.	9,367,374	61,391	8,322,630	90,303
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	4,835,719	(306,266)	10,553,822	1,132,123
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in AUD.	2,017,838	(82,070)	2,032,873	(178,770)
Natural Gas Swaps	PEMEX receives fixed.	(182,948)	40,450	(97,301)	5,731
Natural Gas Swaps	PEMEX receives floating.	179,087	(36,852)	95,493	(3,965)
Natural Gas Options	PEMEX Long Call.	170,182	1,843	415,243	23,928
Natural Gas Options	PEMEX Short Call.	(170,182)	(1,823)	(415,380)	(23,755)
Interest Rate Swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	1,693,433	(77,229)	1,672,263	(64,435)
Exchange Rate Forward	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	—	—	4,800,666	158,144
Stock Options	PEMEX Long Put, Short Call and Long Call.	—	—	19,068,080 shares	101,458
Subtotal			**(15,897,184)**		**457,138**

Note: Numbers may not total due to rounding.

(Figures stated in thousands, except as noted)

DFI	Market	December 31, 2014 Volume (MMb)	December 31, 2014 Fair Value[1]	December 31, 2013 Volume (MMb)	December 31, 2013 Fair Value[1]
Futures	Exchange Traded	(1.7)	118,140	1.83	(117,525)
Petroleum Products Swaps	Exchange Traded	(6.88)	(1,831,963)	(3.95)	(58,229)

Notes: Numbers may not total due to rounding.
[1] The fair value of the Futures and the Petroleum Products Swaps, was recognized as "Cash and cash equivalents" in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2014 and 2013 was Ps. 14.7180 and Ps. 13.0765 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2014 and 2013 was Ps. 17.8103 and Ps. 18.0194 per euro, respectively.

For the years ended December 31, 2014, 2013 and 2012, PEMEX recognized a net gain (loss) of Ps. (9,438,570), Ps. 1,310,973 and Ps. (6,257,648), respectively, in the "Derivative financial instruments (cost) income—net" line item with respect to DFIs treated as instruments entered into for trading purposes.

The following table presents the location on the statement of financial position and the fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2014 and 2013:

	Derivatives Assets		
		Fair Value	
	Location in Statement of Financial Position	December 31, 2014	December 31, 2013
Derivatives not designated as hedging instruments			
Embedded Derivatives	Derivative financial instruments	Ps. —	Ps. —
Forwards	Derivative financial instruments	—	158,156
Futures	Derivative financial instruments	—	—
Stock Options	Derivative financial instruments	—	119,367
Natural Gas Options	Derivative financial instruments	1,845	23,930
Equity Swaps	Derivative financial instruments	—	991,346
Cross-currency Swaps	Derivative financial instruments	1,520,167	5,342,656
Natural Gas Swaps	Derivative financial instruments	40,544	5,731
Petroleum Product Swaps	Derivative financial instruments	—	—
Propane Swaps	Derivative financial instruments	—	—
Interest Rate Swaps	Derivative financial instruments	—	100,454
Others	Derivative financial instruments	—	—
Total Derivatives not designated as hedging instruments		1,562,556	6,741,640
Total Assets		Ps. 1,562,556	Ps. 6,741,640

(Figures stated in thousands, except as noted)

Derivatives Liabilities

	Location in Statement of Financial Position	Fair Value December 31, 2014	Fair Value December 31, 2013
Derivatives not designated as hedging instruments			
Embedded Derivatives	Derivative financial instruments	Ps. —	Ps. —
Forwards	Derivative financial instruments	—	—
Futures	Derivative financial instruments	—	—
Stock Options	Derivative financial instruments	—	(17,901)
Natural Gas Options	Derivative financial instruments	(1,825)	(23,757)
Equity Swaps	Derivative financial instruments	—	(445,966)
Cross-currency Swaps	Derivative financial instruments	(17,163,666)	(5,728,458)
Natural Gas Swaps	Derivative financial instruments	(36,946)	(3,965)
Petroleum Product Swaps	Derivative financial instruments	—	—
Propane Swaps	Derivative financial instruments	—	—
Interest Rate Swaps	Derivative financial instruments	(257,303)	(64,435)
Others	Derivative financial instruments	—	—
Total Derivatives not designated as hedging instruments		(17,459,740)	(6,284,482)
Total Liabilities		Ps. (17,459,740)	Ps. (6,284,482)
Net Total		Ps. (15,897,184)	Ps. 457,158

(Figures stated in thousands, except as noted)

The following table presents the gain (loss) recognized in income on PEMEX's DFIs for the years ended December 31, 2014, 2013 and 2012, and the line location in the financial statements of such gains and losses.

Derivatives not designated as hedging instruments	Location of Gain (Loss) Recognized in Statement of Operations on Derivatives	Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives		
		2014	2013	2012
Embedded Derivatives	Derivative financial instruments (cost) income—net	Ps. —	Ps. —	Ps. —
Forwards	Derivative financial instruments (cost) income—net	**(146,415)**	186,857	(120,753)
Futures	Derivative financial instruments (cost) income—net	**4,696,862**	(129,329)	(1,098,645)
Stock Options	Derivative financial instruments (cost) income—net	**(93,715)**	(1,241,765)	1,418,503
Natural Gas Options	Derivative financial instruments (cost) income—net	**4,535**	3,587	6,402
Equity Swaps	Derivative financial instruments (cost) income—net	**2,402,992**	4,726,258	(7,211,961)
Cross-currency Swaps	Derivative financial instruments (cost) income—net	**(15,815,498)**	(2,166,762)	664,773
Natural Gas Swaps	Derivative financial instruments (cost) income—net	**4,977**	8,931	1,472
Petroleum Product Swaps	Derivative financial instruments (cost) income—net	—	(89,020)	(130,662)
Propane Swaps	Derivative financial instruments (cost) income—net	—	20	205,366
Interest Rate Swaps	Derivative financial instruments (cost) income—net	**(492,308)**	58,744	(103,123)
Others	Derivative financial instruments (cost) income—net	—	(46,548)	110,980
Total		**Ps. (9,438,570)**	Ps. 1,310,973	Ps. (6,257,648)

(c) Fair value hierarchy

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

(Figures stated in thousands, except as noted)

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

The following tables present information about PEMEX's assets and liabilities measured at fair value, and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2014 and 2013.

	Fair value hierarchy			
	Level 1	**Level 2**	**Level 3**	**Total as of December 31, 2014**
Assets:				
Derivative financial instruments................	Ps. —	Ps. 1,562,556	Ps. —	Ps. 1,562,556
Available-for-sale financial assets.............	5,414,574	—	—	5,414,574
Permanent investments in associates.........	—	22,014,760	—	22,014,760
Liabilities:				
Derivative financial instruments................	—	(17,459,740)	—	(17,459,740)

	Fair value hierarchy			
	Level 1	**Level 2**	**Level 3**	**Total as of December 31, 2013**
Assets:				
Derivative financial instruments................	Ps. —	Ps. 6,741,640	Ps. —	Ps. 6,741,640
Available-for-sale financial assets.............	17,728,490	81	—	17,728,571
Permanent investments in associates.........	—	16,779,501	—	16,779,501
Liabilities:				
Derivative financial instruments................	—	(6,284,482)	—	(6, 284,482)

Where directly comparable market quotes are not available to measure the fair value of PEMEX's financial instruments, PEMEX uses Level 2 valuation to calculate fair value based on quotes from major market sources. These market quotes are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives.

The estimated fair value of the remaining financial assets and liabilities, as of December 31, 2014 and 2013 in nominal terms, was as follows:

	December 31, 2014		**December 31, 2013**	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
Assets:				

(Figures stated in thousands, except as noted)

Cash and cash equivalents....	Ps.	117,988,528	Ps.	117,988,528	Ps.	80,745,719	Ps.	80,745,719
Accounts receivable and other		114,422,967		114,422,967		122,512,011		122,512,011
Liabilities:								
Suppliers		116,178,295		116,178,295		106,745,193		106,745,193
Accounts and accumulated expenses payable		12,235,005		12,235,005		14,194,719		14,194,719
Current portion of long-term debt		145,866,217		145,866,217		90,676,943		90,676,943
Long-term debt		997,384,286		1,072,299,323		750,563,471		795,134,654

The fair values of the financial current assets and current liabilities presented in the table above are included for informational purposes.

The fair values of current financial assets and short-term liabilities are equal to their nominal values because, due to their short-term maturities, their nominal values are very close to their corresponding fair values.

The fair value of long-term debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, estimated fair values do not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

The information related to "Cash and cash equivalents", "Accounts receivable and other", "Available-for-sale financial assets", "Permanent investments in associates" and "Debt" is described in the following notes, respectively:

- Note 5, Cash, Cash Equivalents and Restricted Cash;
- Note 6, Accounts Receivable and Other;
- Note 8, Available-for-Sale Financial Assets;
- Note 9, Permanent Investments in Associates; and
- Note 12, Debt.

NOTE 14. EMPLOYEE BENEFITS

PEMEX has established defined benefit plans for the retirement of its employees, to which only the employer contributes. Benefits under these plans are based on an employee's salary and years of service completed at retirement. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework of the plan assets does not establish minimum funding requirements.

(Figures stated in thousands, except as noted)

PEMEX has also established plans for other post-employment benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services to retired employees and their dependents and cash provided for basic necessities.

PEMEX funds its employees benefits through Mexican trusts, the resources of which come from the seniority premium item of PEMEX's annual budget (programmable expense), or any other item that substitutes or relates to this item, or that is associated to the same item and the interests, dividends or capital gains obtained from the investments of the trusts.

The reforms being implemented in connection with the Energy Reform Decree are not expected to affect the rights of PEMEX's existing employees and retirees.

During 2014 there were no changes to the benefits of the plans, nor were there any reduction events or early extinguishment of employee benefit obligations.

The following table show the amounts associated with PEMEX's labor obligations:

	December 31,			
	2014		2013	
Liability for defined benefits at retirement and post-employment at the end of the year	Ps.	1,455,240,835	Ps.	1,106,039,249
Liability for other long-term benefits		18,847,693		13,168,621
Total liability for defined benefits recognized in the consolidated statement of financial position at the end of the year	Ps.	1,474,088,528	Ps.	1,119,207,870

The following tables contain detailed information regarding PEMEX's retirement and post-employment benefits:

	December 31,			
Changes in the Liability for Defined Benefits	2014		2013	
Liability for defined benefits at the beginning of year	Ps.	1,106,039,249	Ps.	1,270,595,644
Current service cost		24,928,657		34,822,520
Net interest		91,115,596		85,332,169
Defined benefits paid by the fund		(4,706,804)		(3,965,258)
Actuarial (gains) losses in other comprehensive results due to:				
Change in financial assumptions		264,534,833		(247,535,549)
Change in demographic assumptions		25,038,336		-
For experience during the year		(13,347,012)		-
In plan assets during the year		(321,499)		-
Contributions paid to the fund		(38,040,521)		(33,210,277)
Defined benefit liabilities at end of year	Ps.	1,455,240,835	Ps.	1,106,039,249

(Figures stated in thousands, except as noted)

Actuarial losses related to retirement and post-employment benefits, as reflected in accumulated other comprehensive income, amounted to Ps. 408,349,268, Ps. 132,292,890 and Ps. 379,768,919 as of December 31, 2014, 2013 and 2012, respectively. These actuarial losses were primarily due to the changes in the applicable discount rates and expected return on plan assets during this period. These discount rates were 6.98%, 8.45% and 6.90%, in 2014, 2013 and 2012, respectively.

Changes in Plan Assets	December31, 2014		December31, 2013	
Plan assets at the beginning of year	Ps.	4,318,429	Ps.	5,049,225
Expected return on plan assets		289,053		975,488
Payments by the fund		(39,976,258)		(34,819,235)
Company contributions to the fund		38,040,521		33,210,277
Actuarial (gains) losses in plan assets		321,499		(97,326)
Plan assets at the end of the year	Ps.	2,993,244	Ps.	4,318,429

Changes in Defined Benefit Obligations	December 31, 2014		December 31, 2013	
Defined benefit obligations at the beginning of year	Ps.	1,110,357,679	Ps.	1,275,644,867
Service costs		24,928,657		34,677,009
Financing costs		91,404,649		86,393,563
Past service costs		(21,867)		(66,637)
Payments by the fund		(44,661,195)		(38,723,945)
Actuarial (gains) losses (remeasurements) in accumulated defined benefit obligations derived from changes in actuarial assumptions		276,226,156		(247,567,178)
Defined benefit obligations at the end of year	Ps.	1,458,234,079	Ps.	1,110,357,679

The asset ceiling test was not applied because there was a deficit of labor liabilities at the beginning and end of the year.

The effect of an increase or decrease of one percentage point in the assumed variation rate is a 14.63% decrease or a 18.98% increase in defined benefit obligations, respectively.

The effect of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services point is a 25.98% increase or a 19.40% decrease in defined benefit obligations, respectively.

Assumptions regarding future mortality are based on EMSSA2009 to Circular S 22.2 of the *Comisión Nacional de Seguros y Fianzas* (National Commission of Insurance and Bonds), with improvements to 2014. The SHCP also provides recommendations concerning actuarial valuations to entities of the Federal Public Administration.

(Figures stated in thousands, except as noted)

The effects discussed above were determined using the projected unit credit method, which is the applied method in prior years.

The expected contribution to the fund for next year amounts to Ps. 42,855,475.

PEMEX's plan assets are held in two trusts, the FOLAPE and the FICOLAVI, which are managed by BBVA Bancomer, S. A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

As of December 31, 2014 and 2013, the amounts and types of plan assets are as follows:

	December 31, 2014	December 31, 2013
Cash and cash equivalents	Ps. 812,449	Ps. 1,622,166
Available—for—sale financial assets	1,437,384	541,262
Debt instruments	743,411	2,155,001
Total plan assets	Ps. 2,993,244	Ps. 4,318,429

The following tables present additional fair value disclosure about plan assets as of December 31, 2014 and 2013:

	Fair value measurements as of December 31, 2014			
	Quoted prices in active markets for identical assets (level 1)	**Significant observable inputs (level 2)**	**Significant unobservable inputs (level 3)**	**Total**
Asset category:				
Cash and cash equivalents	Ps. 812,449	Ps. -	Ps. -	Ps. 812,449
Available—for—sale financial assets	1,437,384	-	-	1,437,384
Debt instruments	743,411	-	-	743,411
Total	Ps. 2,993,244	Ps. -	Ps. -	Ps. 2,993,244

	Fair value measurements as of December 31, 2013			
Asset category:				
Cash and cash equivalents	Ps. 1,622,166	Ps. -	Ps. -	Ps. 1,622,166
Available—for—sale financial assets	541,262	-	-	541,262
Debt instruments	2,155,001	-	-	2,155,001
Total	Ps. 4,318,429	Ps. -	Ps. -	Ps. 4,318,429

(Figures stated in thousands, except as noted)

As of December 31, 2014 and 2013, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,	
	2014	**2013**
Rate of increase in salaries	5.00%	5.10%
Rate of increase in pensions	4.50%	4.60%
Rate of increase in medical services	7.65%	7.65%
Inflation assumption	4.00%	4.00%
Discount and expected return on plan assets rate	6.98%	8.45%

In accordance with IAS 19, the discount rate used is determined by reference to market yields at the end of the reporting period on high quality corporate bonds, or where there is no deep market in such bonds, by reference to market yields on government bonds.

Other long-term benefits

PEMEX has established other long-term benefit plans for its employees, to which employees do not contribute, which correspond to the same seniority premiums payable for disability, death and survivors benefits and medical services, gas, gasoline and the food basket for beneficiaries. Benefits under these plans are based on an employee's salary and years of service completed at separation. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework does not set forth any minimum funding requirements.

During the year under review there were no changes to plan benefits, nor was any reduction events and early extinguishment of employee benefit obligations.

The amounts recognized for these obligations in the statements of comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

Changes in the Liability for Defined Benefits	December 31,			
		2014		**2013**
Liabilities for defined benefits at the beginning of year	Ps.	13,168,621	Ps.	17,945,114
Current service cost		1,092,268		1,428,089
Net interest		1,102,763		1,230,033
Actuarial (gains) losses recognized in income due to:				
Change in financial assumptions		4,927,046		(4,671,900)
Change in demographic assumptions		494,054		-
For experience during the year		(1,937,059)		(2,762,715)
Liabilities defined benefit at the end of year	Ps.	18,847,693	Ps.	13,168,621

(Figures stated in thousands, except as noted)

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31	
	2014	2013
Rate of increase in salaries	5.00%	5.10%
Inflation assumption	4.00%	4.00%
Discount and expected return on plan assets rate	6.98%	8.45%

In accordance with IAS 19, the discount rate used is determined by reference to market yields at the end of the reporting period on high quality corporate bonds, or where there is no deep market in such bonds, by reference to market yields on government bonds.

NOTE 15. PROVISIONS FOR SUNDRY CREDITORS

At December 31, 2014 and 2013, the provisions for sundry creditors and others is as follows:

	December 31,			
	2014		2013	
Provision for plugging of wells (Note 10)	Ps.	52,460,749	Ps.	46,118,080
Provision for trails in process (Note 22)		19,787,440		17,624,737
Provision for environmental costs (Note 22)		6,174,754		5,466,581
	Ps.	78,422,943	Ps.	69,209,398

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells			
	December 31,			
	2014		2013	
Balance at the beginning of the year	Ps.	46,118,080	Ps.	48,153,060
Additions capitalized in fixed assets		(2,698,564)		3,518,799
Discount rate against income		9,169,327		(5,240,305)
Deductions		(128,094)		(313,474)
Balance at the end of the year	Ps.	52,460,749	Ps.	46,118,080

(Figures stated in thousands, except as noted)

	Trials in progress			
	December 31,			
	2014		2013	
Balance at the beginning of the year	Ps.	17,624,737	Ps.	9,977,366
Additions against income		3,374,049		8,722,029
Discount rate against income		(1,145,623)		(324,607)
Deductions		(65,723)		(750,051)
Balance at the end of the year	Ps.	19,787,440	Ps.	17,624,737

	Environmental costs			
	December 31,			
	2014		2013	
Balance at the beginning of the year	Ps.	5,466,581	Ps.	5,672,368
Additions against income		2,618,389		534,574
Reversals in provision		(1,054,310)		(208,307)
Deductions		(855,906)		(532,054)
Balance at the end of the year	Ps.	6,174,754	Ps.	5,466,581

Provision for plugging of wells

PEMEX records a provision at present value for the future plugging cost of an oil production facility or pipeline at the time that it is built.

The plugging provision represents the present value of plugging costs related to oil and gas properties. These provisions have been created based on internal estimates of PEMEX. PEMEX has made certain assumptions based on the current economic environment that PEMEX believes provide a reasonable basis on which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes in the assumptions. However, actual plugging costs in the long run will depend on future market prices for the necessary plugging work, which reflect market conditions at the time the work is being performed.

Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas.

(Figures stated in thousands, except as noted)

NOTE 16. DISCLOSURES OF CASH FLOW

The following items represent non-cash transactions and are presented for disclosure purposes:

	For the years ended December 31,		
	2014	2013	2012
Available-for-sale financial assets	Ps. (765,412)	Ps. 4,453,495	Ps. (10,125,874)
Employee benefits equity effect	(275,962,370)	247,376,029	(364,878,859)
Net cost of the year for employee benefits	121,723,328	115,339,689	96,602,337
Financed Public Works Contracts	3,207,947	3,042,876	7,523,603
Currency translation effect	11,379,657	2,240,643	(1,838,242)
Accrued interest	3,856,736	817,261	389,773

NOTE 17. INCOME TAXES AND FEDERAL DUTIES

Pemex-Exploration and Production's contribution scheme was governed by the *Ley Federal de Derechos* (Federal Duties Law), while the fiscal regime for PEMEX (other than Pemex-Exploration and Production) was determined by the *Ley de Ingresos de la Federación* (Federal Revenue Law).

The fiscal regime for Pemex-Exploration and Production contemplated the following duties:

(a) DOSH

During both 2014 and 2013, the applicable rate of this duty was 71.5%. The computation of this duty was based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2014, Pemex-Exploration and Production made payments which were credited towards the annual payment of the DOSH in the amount of Ps. 643,383,550, and a pending payment of Ps. 11,356,201. During 2013, Pemex-Exploration and Production made payments, totaling Ps. 717,343,752, and complementary payments of Ps. 2,427,177.

(b) Hydrocarbons Duty for the Stabilization Fund

Pemex-Exploration and Production was subject to the payment of this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeded U.S. $22.00. The applicable rate varied between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeded U.S. $31.00 per barrel. Collections of this duty are deposited in the *Fondo de Estabilización de Ingresos Petroleros* (Oil Revenues Stabilization Fund).

(Figures stated in thousands, except as noted)

(c) Derecho Extraordinario Sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

This duty was calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law (U.S. $85.00 during 2014 and U.S. $86.00 during 2013), by (ii) the annual export volume. The duty actually paid could be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty were directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d) Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)

During both 2014 and 2013, this duty was applied at a rate of 0.65% to the value of the extracted production of crude oil and natural gas for the year. The proceeds of this tax were allocated to the following funds:

- *Fondo Sectorial CONACYT* (CONACYT Sector Fund) of the *Consejo Nacional de Ciencia y Tecnología* (National Council of Science and Technology, or "CONACYT") of the Ministry of Energy.

- *Fondo CONACYT* (CONACYT Fund) of the Ministry of Energy.

- *Fondo de Investigación Científica y Desarrollo Tecnológico del Instituto Mexicano del Petróleo* (Scientific Research and Technological Development Fund of the Mexican Petroleum Institute).

- CONACYT Sector Fund of the Ministry of Energy.

(e) Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)

This duty was applied at a rate of 0.003% for 2014 and 2013 to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are earmarked for the *Auditoria Superior de la Federación* (Supreme Federal Audit Office).

(f) Extraction of Hydrocarbons Duty

During both 2014 and 2013, this duty was applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i. Fields in the Paleocanal de Chicontepec as a whole.

(Figures stated in thousands, except as noted)

ii. Fields in the Paleocanal de Chicontepec that have been segregated under the Federal Duties Law.

iii. The deep waters in the Gulf of Mexico (during 2014 and 2013, no crude oil or natural gas was produced from such fields).

iv. In 2014 the SHCP authorized the inclusion of an additional two fields to the marginal fields inventory, totaling 103 fields.

Collections of this duty were deposited in the Oil Revenues Stabilization Fund.

(g) Special Hydrocarbons Duty

During both 2014 and 2013, this duty was applied at a rate of 30% to the difference between the annual value of the crude oil and natural gas extracted from the fields covered in Note 17(f) above, and certain permitted deductions (including specific investments, certain expenses and costs, among others).

Production above a threshold of 240 million barrels of crude oil equivalent was taxed at a rate of 36% of the value that exceeded this threshold.

The permitted deductions for certain costs, expenses and investments could not exceed 60% of the value of the crude oil and natural gas extracted annually from these fields or U.S. $32.50. This amount was updated annually using the U.S. producer price index. At December 31, 2014 and 2013 the updated amounts were U.S. $36.86 and U.S. $36.77, respectively.

Fields referred to in this law were those set forth in Sections (i), (ii), (iii) and (iv) of subsection (f) of this Note.

(h) Additional Duty on Hydrocarbons

This duty was applied when the accumulated annual average value of barrels of oil equivalent extracted was greater than U.S. $60.00. The accumulated annual average value of barrels of oil equivalent extracted in 2014 and 2013, respectively, were U.S. $68.04 and U.S. $67.88. Each year, the threshold price at which the duty takes effect was adjusted to take account of inflation, as measured by the change in the U.S. producer price index.

This duty was calculated by applying a rate of 52% to the value resulting from the multiplication of (i) the difference between the accumulated annual average value of barrels of oil equivalent extracted in the field in question and U.S. $60.00, by (ii) the volume of oil equivalent extracted in the field in question for the year.

(Figures stated in thousands, except as noted)

Fields referred to in this law were those set forth in Sections (i), (ii), (iii) and (iv) of subsection (f) of this Note.

(i) Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons)

This duty applied a fee of 0.03% on the annual value of crude oil and natural gas extracted during the year. The fee was assessed on an annual basis made in accordance with applicable rules. Collections of this duty were directed to the budget of the NHC.

(j) IEPS Tax

The IEPS Tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collected on behalf of the Mexican Government. The IEPS Tax on the sale of gasoline and diesel was equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers' margin and freight costs). Thus, the Mexican Government ensured that PEMEX retained an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collected the difference between the international prices and the prices at which these products were sold in Mexico.

In the past, some IEPS Tax rates were negative as a result of the rules to calculate this tax rate. The Federal Revenue Law for each of the fiscal years of 2006 to 2014 provided that the IEPS Tax amounts resulting from applying negative rates could be credited against the IEPS Tax liability and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes during 2014 were credited in accordance with such rules.

As a result of this credit, in 2014, 2013 and 2012, PEMEX recognized revenues of approximately Ps. 43,108,707, Ps. 94,466,039 and Ps. 214,102,498, respectively.

(Figures stated in thousands, except as noted)

(k) Value Added Tax ("VAT")

For VAT purposes, final monthly payments are determined based on PEMEX's cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

Income taxes are described below:

(l) IRP

This tax was applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and was calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, in accordance with the Federal Income Law.

For the years ended December 31, 2014, 2013 and 2012, PEMEX generated an IRP as follows:

	December 31,					
	2014		2013		2012	
Current IRP	Ps.	5,086,841	Ps.	4,705,201	Ps.	3,176,510
Deferred IRP[(1)]		(23,822,142)		(917,658)		(783,591)
Total IRP	Ps.	(18,735,301)	Ps.	3,787,543	Ps.	2,392,919

(1) At December 31, 2014, as a result of the repeal of the IRP, Petróleos Mexicanos canceled the Ps. (23,822,142) effect of the deferred IRP for 2014 for accounting purposes and recognized deferred income taxes of Ps. 124,002 in the statement of comprehensive income for the year ended December 31, 2014.

The IRP was repealed effective as of January 1, 2015. Beginning in fiscal year 2015, Petróleos Mexicanos will be subject to the Income Tax Law.

The principal factors generating the deferred IRP were the following:

	December 31,
	2013
Deferred IRP asset:	
Advances from customers	50,895
Provision for contingencies and others[(1)]	103,282
Environmental reserve	178,830
Valuation of accounts receivable	67,317
Valuation of inventories	96,852
Total deferred IRP assets	497,176
Valuation allowance	(263,304)
Total deferred IRP asset-net	233,872
Deferred IRP liability:	

(Figures stated in thousands, except as noted)

Properties, plant and equipment		(23,903,298)
Total deferred IRP liability-net		(23,903,298)
Net long-term deferred IRP liability	Ps.	(23,669,426)

(1) Includes deferred IRP from Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals.

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	For the years ended December 31,					
	2014		2013		2012	
Expected IRP expense (benefit)	Ps.	(5,065,075)	Ps.	54,674,666	Ps.	5,945,580
Increase (decrease) resulting from:						
Tax effect of inflation-net		4,182,641		2,736,501		(835,493)
Cancellation of deferred tax		(23,822,142)		-		-
Difference between accounting and tax depreciation		1,116,630		(1,360,929)		(813,093)
Non-taxable loss sharing in subsidiaries, associates and others		(3,129,801)		(52,276,542)		(3,070,490)
Non-deductible expenses		5,367,726		130,377		809,303
Other-net		2,614,720		(116,530)		357,112
IRP expense	Ps.	(18,735,301)	Ps.	3,787,543	Ps.	2,392,919

(m) Income Tax

Prior to the repeal of the IETU, certain of the Subsidiary Companies were subject to the Income Tax Law and to the IETU and were therefore required to pay the greater of their IETU or income tax liability.

Accounting income differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.

(Figures stated in thousands, except as noted)

For the years ended December 31, 2014, 2013 and 2012, the Subsidiary Companies incurred the following income tax expense (benefit):

	For the years ended December 31,					
		2014		2013		2012
Current income tax	Ps.	4,673,476	Ps.	4,641,531	Ps.	1,664,257
Deferred income tax		(775,506)		(889,301)		190,852
Total [1]	Ps.	3,897,970	Ps.	3,752,230	Ps.	1,855,109

(1) As a result of the repeal of the IRP, Petróleos Mexicanos recognized these amounts in the statement of comprehensive income for the year ended December 31, 2014.

The principal factors generating the deferred income tax are the following:

	December31,			
		2014		2013
Deferred income tax asset:				
Provisions	Ps.	17,240,794	Ps.	732,499
Employee benefits		125,443,124		183,009
Advance payments from clients		895,316		127,245
Losses from prior years		3,752,712		20,524
Non-recoverable accounts		215,618		24,666
Derivative financial instruments		-		102,131
Tax loss carryforwards[1]		2,043,202		1,069,216
Total deferred income tax asset		149,590,766		2,259,290
Valuation reserve[2]		(145,448,148)		-
Net deferred income tax asset		4,142,618		2,259,290
Deferred income tax liability:				
Wells, pipelines, properties plant and equipment[3]		(2,233,275)		(2,077,648)
Other		(2,082,667)		(1,078,752)
Total deferred income tax liability		(4,315,942)		(3,156,400)
Net long-term deferred income tax liability	Ps.	(173,324)	Ps.	(897,110)

(1) Tax loss carryforwards matures in 2024.
(2) Due to PEMEX's estimate that fiscal revenues will not be generated in future periods, a valuation reserve was recognized to account for deferred income tax.
(3) Petróleos Mexicanos and its Subsidiary Entities use the book value of their fixed assets at December 31, 2014 to determine the tax value of such assets at December 31, 2014, in accordance with Transitional Article 9 of the Regulations to the Petróleos Mexicanos Law. Accordingly, there are no temporary differences in the calculation of PEMEX's deferred income tax.

(Figures stated in thousands, except as noted)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	For the years ended December 31,					
		2014		**2013**		**2012**
Expected income tax expense	Ps.	272,457	Ps.	4,445,349	Ps.	1,422,051
Increase (decrease) resulting from:						
Tax effect of inflation-net		4,020,358		(106,974)		(30,714)
Difference between accounting and tax depreciation		1,116,630		(34,860)		278,347
Non-deductible expenses		2,437,778		72,841		2,107
Others-net[1]		(3,949,253)		(624,126)		183,318
Income tax expense	Ps.	3,897,970	Ps.	3,752,230	Ps.	1,855,109

(1) The deferred tax effect of gains and losses from PMI CIM's performance is presented in (loss) profit comprehensive income in the amount of Ps. (51,720), Ps. 159,518 and Ps. 267,215 in 2014, 2013 and 2012, respectively.

(n) New fiscal regime

The *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Revenue Law) and the *Ley de Ingresos de la Federación* (Federal Revenue Law) for fiscal year 2015 were published in the Official Gazette of the Federation on August 11, 2014 and November 13, 2014, respectively, in each case effective January 1, 2015.

The key features of the new fiscal regime applicable to PEMEX are:

- The following nine duties were repealed: (i) the DOSH, (ii) the Duty for Scientific and Technological Research on Energy, (iii) the Duty for Oil Monitoring, (iv) the Hydrocarbons Duty for the Stabilization Fund, (v) the Extraordinary Duty on Crude Oil Exports, (vi) the Extraction of Hydrocarbons Duty, (vii) the Special Hydrocarbons Duty, (viii) the Additional Duty on Hydrocarbons and (ix) the Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons.

- The following taxes and duties are now applicable to exploration and extraction assignments granted by the Mexican Government:

  - *Derecho por la Utilidad Compartida* (Profit-sharing Duty): As of January 1, 2015, this duty is equivalent to 70% of the value of hydrocarbons produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty is to decrease on an annual basis. Effective January 1, 2019, it will be set at 65%.

- *Derecho de Extracción de Hidrocarburos* (Hydrocarbons Extraction Duty): This duty is to be determined based on a rate linked to the type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price.

- *Derecho de Exploración de Hidrocarburos* (Exploration Hydrocarbons Duty): The Mexican Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index.

- The Hydrocarbons Revenue Law also establishes the following duties applicable to PEMEX in connection with assignments granted to it by the Mexican Government:

  - *Cuota Contractual para la Fase Exploratoria* (Exploration Phase Contractual Fee): During the exploration phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Mexican Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this fee increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the national consumer price index.

  - *Regalías* (Royalties): Royalty payments to the Mexican Government are determined based on the "contractual value" of the relevant hydrocarbons, which is based on a variety of factors, including the type of underlying hydrocarbons (*e.g.*, crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licenses, production-sharing contracts and profit-sharing contracts.

  - *Pago del Valor Contractual* (Contractual Value Payment): Licenses require a payment calculated as a percentage of the "contractual value" of the hydrocarbons produced, as determined by the SHCP on a contract-by-contract basis.

  - *Porcentaje a la Utilidad Operativa* (Operating Profit Payment): Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment is to be made in-kind through delivery of the hydrocarbons produced. In the case of profit-sharing contracts, this payment is to be made in cash.

(Figures stated in thousands, except as noted)

- *Bono a la Firma* (Signing Bonus): Upon execution of a license, a signing bonus is to be paid to the Mexican Government in an amount specified by the SHCP in the relevant bidding terms and conditions or in the contracts resulting from a migration.

- *Impuesto por la Actividad de Exploración y Extracción de Hidrocarburos* (Hydrocarbons Exploration and Extraction Activities Tax): Contracts for exploration and extraction and assignments granted by the Mexican Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,500 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase, a monthly tax of Ps. 6,000 per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.

- In addition, under the new tax regime, PEMEX will remain subject to IEPS Tax for the benefit of states, municipalities and territories and the IEPS Tax on fossil fuels.

- Beginning in fiscal year 2015, Petróleos Mexicanos, its subsidiary entities and/or its productive state-owned subsidiaries will be subject to the applicable provisions of the Income Tax Law and the IRP is abrogated.

NOTE 18. EQUITY (DEFICIT)

(a) Permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board of Directors. In December 1997, the Board of Directors and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution "A" in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2012, the value of the Certificates of Contribution "A" was Ps. 49,604,835 (historical value of Ps. 10,216,145 plus (a) Ps. 6,318 relating to the Certificates of Contribution "A" existing before the capitalization in December 1990 and (b) an inflation restatement increase of Ps. 39,382,372).

On December 26, 2014, and December 24, 2013, the Mexican Government made an equity contribution of Ps. 20,000,000 and Ps. 65,000,000, respectively, to Petróleos Mexicanos in the form of Certificates of Contribution "A."

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution "A" constitute permanent capital.

(Figures stated in thousands, except as noted)

PEMEX's permanent equity is as follows:

		Amount
Certificates of Contribution "A"	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		39,382,372
Certificates of Contribution "A" as of December 31, 2012		49,604,835
Increase in Certificates of Contribution "A" during 2013		65,000,000
Certificates of Contribution "A" as of December 31, 2013		114,604,835
Increase in Certificates of Contribution "A" during 2014		20,000,000
Certificates of Contribution "A" as of December 31, 2014	Ps.	134,604,835

(b) Mexican Government contributions

On December 16, 2013, the Mexican Government withdrew Ps. 65,000,000 from PEMEX's equity. On December 19, 2013, the Board of Directors acknowledged the equity withdrawal made by the Mexican Government. This equity withdrawal was recognized as a decrease in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX's consolidated statements of changes in equity (deficit).

In December 2013, the Mexican Government contributed Ps. 1,583,100 to the *Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos* (PEMEX Infrastructure Investment Stabilization Fund, or "FEIIP"). This contribution was recorded in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX's consolidated statements of changes in equity (deficit) for the year ended December 31, 2013.

In 2013, the Mexican Government authorized a contribution of Ps. 2,000,000 to the *Fondo de Estabilización de los Ingresos Petroleros* (Oil Revenues Stabilization Fund, or "FEIPEMEX"). This amount was not paid to FEIPEMEX until January 27, 2014, and was therefore recognized as uncalled capital in PEMEX's consolidated statements of changes in equity (deficit) for the year ended December 31, 2013.

On September 12, 2014, the Mexican Government withdrew Ps. 3,583,100 from FEIPEMEX.

On December 23, 2014, the Mexican Government withdrew Ps. 70,000,000 from PEMEX's equity. On December 19, 2014, the Board of Directors acknowledged the equity withdrawal made by the Mexican Government. This equity withdrawal was recognized as a decrease in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX's consolidated statements of changes in equity (deficit).

(Figures stated in thousands, except as noted)

(c) Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company's capital stock. In 2013, the legal reserve fund increased by Ps. 24,370 due to the consolidation of new companies.

(d) Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, the *Ley de Concursos Mercantiles* (Commercial Bankruptcy Law of Mexico) is not applicable to Petróleos Mexicanos and the Subsidiary Entities, and the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX's institutional strategy, including the approval of amendments to the Mexican Constitution published as the Energy Reform Decree on December 20, 2013, which permit it greater autonomy in decision making and enhanced operational viability (see Note 1). As of December 31, 2014, PEMEX's negative equity totaled Ps. 767,720,854. As of the date of these consolidated financial statements, PEMEX is in the process of implementing a corporate reorganization that is intended to allow it to operate efficiently. PEMEX expects to gradually benefit from this corporate reorganization. In the immediate future, PEMEX plans to continue developing the reserves assigned to it through Round Zero and evaluating opportunities to participate in subsequent bidding rounds, both independently and through associations.

(e) Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd, which as of the date of these consolidated financial statements has not been exercised. As a result, the financial results of Pemex Finance, Ltd. are included in these consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. are presented in the consolidated statements of changes in equity (deficit) as "non-controlling interest", and as net income and comprehensive income for the year, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX does not currently own any of the shares of Pemex Finance, Ltd.

Similarly, because PEMEX does not currently own all of the shares of PMI CIM and HJ BARRERAS, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as "non-controlling interest."

As of December 31, 2014 and 2013, non-controlling interest represented losses of Ps. 344,818 and Ps. 503,882, respectively, in PEMEX's equity (deficit).

(Figures stated in thousands, except as noted)

NOTE 19. OTHER REVENUES AND EXPENSES-NET

Other revenues and expenses—net for each of the years ended December 31, 2014, 2013 and 2012 was as follows:

	December 31		
	2014	2013	2012
Revenues:			
Negative IEPS (see Note 17(j))	Ps. 43,108,707	Ps. 94,466,039	Ps. 214,102,498
Other	7,722,388	8,184,140	6,284,045
Bidding terms, sanctions, penalties and other	3,031,159	2,159,847	2,052,818
Franchise fees	1,055,753	999,491	930,140
Total other revenues	54,918,007	105,809,517	223,369,501
Expenses:			
Other	(11,479,781)	(13,634,477)	(13,190,572)
Claims	(5,885,829)	(2,039,355)	(1,159,966)
Total other expenses	(17,365,610)	(15,673,832)	(14,350,538)
Other revenues and expenses-net	Ps. 37,552,397	Ps. 90,135,685	Ps. 209,018,963

NOTE 20. RELATED PARTIES

Balances and transactions with related parties are mainly due to: (i) sale and purchase of products, (ii) administrative services rendered and (iii) financial loans among related parties. The terms and conditions of transactions with related parties were no more favorable than those available to other parties on an arm's length basis.

Under the *Ley Federal de Responsabilidades Administrativas de los Servidores Públicos* (Federal Law of Administrative Responsibilities of Public Officials), which applies to PEMEX's directors and employees, PEMEX's directors and employees are obligated to "recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof."

Related parties include individuals and companies that do not form part of PEMEX, but that could take advantage of being in a privileged position as a result of their relation with PEMEX. Also included are situations in which PEMEX could take advantage of a special relationship in order to benefit its financial position or results of operations.

(Figures stated in thousands, except as noted)

Prior to his appointment as Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, held ownership interests in companies that have entered into agreements with Pemex-Refining for the sale and purchase of gasoline and other products by certain retail service stations and a wholesale distributor, as well as the performance of other related activities. As of the date of these consolidated financial statements, their ownership interests are as follows:

Company	Name	Ownership share
Servicio Cozumel, S. A. de C. V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell	60%
	Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
	Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
Planta de Combustible Cozumel, S. A. de C. V. (which operates as a wholesale distributor).	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra (father of Mr. Joaquín Coldwell)	60%
Gasolinera y Servicios Juárez, S. A. de C. V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra	40%
	Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	20%
Combustibles Caleta, S. A. de C. V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell	20%
	Mr. Pedro Oscar Joaquín Delbouis	20%
	Mr. Nassim Joaquín Delbouis	20%
	Mr. Fausto Nassim Joaquín Ibarra	20%
	Mr. Ignacio Nassim Ruiz Joaquín	20%
Combustibles San Miguel, S. A. de C. V. (which operates a retail service station).	Mr. Pedro Joaquín Coldwell	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%

The rights of these companies to operate retail service stations and distribute gasoline and other products on a wholesale basis in Mexico are dependent on these agreements, the expiration or non-renewal of which may adversely affect their business. These agreements are based on PEMEX's standard forms of agreements and contain the standard terms and conditions applicable to all of Pemex-Refining's retail service stations and wholesale distributors.

(a) Compensation of Directors and Officers

For the years ended December 31, 2014, 2013 and 2012, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 173,903, Ps. 174,800 and Ps. 167,800,

(Figures stated in thousands, except as noted)

respectively. Except in the case of the professional members, with respect to the previous Board of Directors of Petróleos Mexicanos and the boards of directors of the existing Subsidiary Entities, and the independent members, with respect to the new Board of Directors of Petróleos Mexicanos, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2014, 2013 and 2012 to the professional members of the previous Board of Directors of Petróleos Mexicanos and boards of directors of the existing subsidiary entities was approximately Ps. 12,599, Ps. 13,600 and Ps. 13,600, respectively.

(b) Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers' Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the *Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios* (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months' salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2014 was Ps. 21,724 and at December 31, 2013 was Ps. 23,016. The amount of salary advances outstanding to executive officers at March 31, 2015 was Ps. 20,015.

NOTE 21. COMMITMENTS

a. PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

b. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2014 and 2013, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 9,381,047 and Ps. 9,844,001, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

(Figures stated in thousands, except as noted)

2015	Ps.	1,489,329
2016		969,946
2017		653,141
2018		653,391
2019		653,641
2020 and thereafter		4,961,599
Total	Ps.	9,381,047

c. During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern region. The term of this contract runs until 2017. As of December 31, 2014 and 2013, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 536,727 and Ps. 558,718, respectively. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2015	Ps.	189,259
2016		174,697
2017		172,771
Total	Ps.	536,727

d. As of December 31, 2014, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken.

As of December 31, 2014 and 2013, the estimated value of these contracts was as follows:

Maturity		**2014**		**2013**
Up to 1 year	Ps.	7,570,765	Ps.	12,844,758
1 to 3 years		2,588,114		4,393,704
4 to 5 years		2,539,472		4,315,245
More than 5 years		4,273,269		7,244,381
Total	Ps.	16,971,620	Ps.	28,798,088

e. In 2014 and 2013, Pemex-Exploration and Production entered into integrated exploration and production contracts ("Integrated E&P Contracts") for the development of mature fields in the Altamira, Ébano, Nejo, Pánuco and San Andrés blocks in the Northern region of Mexico and Magallanes, Santuario and Carrizo blocks in the Southern region of Mexico, respectively. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis,

(Figures stated in thousands, except as noted)

plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX's cash flow from the particular block subject to each contract. During 2014, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of Ps. 8,988,146 and the Southern region of Ps. 1,926,849. During 2013, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of Ps. 2,060,562 and the Southern region of Ps. 2,255,333.

f. In 2012, Pemex-Exploration and Production contracted for the construction of two self-elevating offshore platforms for a total of approximately U.S. $509,116. Pemex-Exploration and Production has made an advance payment of U.S. $42,000 for each platform in order to initiate construction, which is estimated to take two years. The outstanding amount for the platforms will be paid through a financial lease for a period of 10 years, after which Pemex-Exploration and Production may exercise the option to purchase the platforms for a notional amount.

g. As of December 31, 2014 and 2013, the estimated value of the contracts that PEMEX has entered into with several contractors for the development of various infrastructure and services works was as follows:

Maturity		2014		2013
Up to 1 year	Ps.	260,655,822	Ps.	299,748,160
1 to 3 years		243,044,188		227,308,800
4 to 5 years		74,743,512		63,394,872
More than 5 years		92,426,015		69,122,378
Total	Ps.	670,869,537	Ps.	659,574,210

NOTE 22. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding disclosed in Note 5 and described in further detail in this Note.

a. PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related

(Figures stated in thousands, except as noted)

investments for the improvement of equipment, maintenance, labor and materials. As of December 31, 2014 and 2013, the reserve for environmental remediation expenses totaled Ps. 6,174,754 and Ps. 5,466,581, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

b. PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of December 31, 2014 and 2013, PEMEX had accrued a reserve of Ps. 19,787,440 and Ps. 17,624,737, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA). On January 11, 2012, the ICA notified the parties of its final award. Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Court issued a judgment declaring the arbitration award valid without addressing the issue of expenses. Petróleos Mexicanos and Pemex-Refining each filed an *amparo* (No. D.C. 3/2014 and D.C. 4/2014, respectively)—these *amparos* were denied. The defendants subsequently filed a motion to review the denial of the *amparos* with the *Suprema Corte de Justicia de la Nación* (Supreme Court of Justice), which was admitted and is still pending as of the date of these consolidated financial statements. Previously, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York seeking the recognition of an arbitration award. On October 17, 2013 the Court stayed the proceeding pending the conclusion of the trial in Mexico. On September 12, 2014, CONPROCA filed a motion before the U.S. District Court requesting that the defendants post security in the amount of the full arbitration and accrued interest as a condition to continue to stay this proceeding. On December 12, 2014, the U.S. District Court ordered the defendants to post security of U.S. $592,926, which the defendants appealed on December 29, 2014. On March 6, 2015, CONPROCA and the defendants agreed that the defendants would post a stand-by letter of credit in the amount of U.S. $435,000 in satisfaction of the court's order to post security. As of the date of these consolidated financial statements, a final resolution is still pending.

(Figures stated in thousands, except as noted)

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,820 guarantee. Each party is to pay its value added taxes and interest relating to the award. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an *amicus curiae* brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production's position. As of the date of these consolidated financial statements, a final resolution is still pending.

  On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions, which was granted. Pemex-Exploration and Production filed a motion before the Supreme Court of Luxembourg on November 15, 2013 and COMMISA filed another motion on January 15, 2014. On February 11, 2014, Pemex-Exploration and Production requested an extension to file its response to the execution process, which was granted on February 14, 2014. The Court ordered Pemex-Exploration and Production to file its pleadings on March 25, 2014 and August 5, 2014 and ordered COMMISA to file its pleadings on May 25, 2014 and October 5, 2014. On March 25, 2014, Pemex-Exploration and Production filed its response. On January 19, 2015, COMMISA filed an appeal before the Court of Appeals in Luxembourg. A hearing is scheduled to be held on May 7, 2015.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production

(Figures stated in thousands, except as noted)

was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the *Primera Sección de la Sala Superior* (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Exploration and Production filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these consolidated financial statements.

- On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service's assessment.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Refining filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these consolidated financial statements.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in

(Figures stated in thousands, except as noted)

Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. Pemex-Gas and Basic Petrochemicals' appeal requested that the expenses related to these proceedings be paid by the plaintiff.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was admitted on January 8, 2015. As of the date of these consolidated financial statements, a final resolution is still pending.

  In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. As of the date of these consolidated financial statements, the parties are waiting for the final judgment to be issued.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. A judgment was issued ordering Pemex-Exploration and Production to pay Ps. 12,682 for contractual penalties. Pemex-Exploration and Production subsequently filed an appeal, which was granted to Pemex-Exploration and Production. Saboratto, S.A. de C.V. filed an *amparo* against this resolution in response. Pemex-Exploration and Production also filed an *amparo* requesting that the expenses related to these proceedings be paid by the plaintiff. As of the date of these consolidated financial statements, a final resolution is still pending with respect to both *amparos*.

(Figures stated in thousands, except as noted)

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,000. On April 2, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, these proceedings were sent to the *Segunda Sección de la Sala Superior* (Second Section of the Superior Court) of the Tax and Administrative Federal Court, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. As of the date of these consolidated financial statements, a final judgment is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 23. SUBSEQUENT EVENTS

On January 19, 2015, the Mexican Government made an equity contribution of Ps. 10,000,000 to Petróleos Mexicanos in accordance with the *Ley Federal de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability), as amended. This payment was recognized as an increase in Certificates of Contribution "A."

On April 29, 2015, the Mexican peso-U.S. dollar exchange rate was Ps. 15.3213 per U.S. dollar, which represents a 4.10% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2014, which was Ps. 14.7180 per U.S. dollar.

On April 29, 2015, the weighted average price of the crude oil exported by PEMEX was U.S. $56.01 per barrel. This represents a price increase of approximately 23.23% as compared to the average price as of December 31, 2014, which was U.S. $45.45 per barrel.

(Figures stated in thousands, except as noted)

During the period from January 1 to April 29, 2015, PEMEX participated in the following financing activities:

- On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps 7,000,000 bearing interest at a floating rate linked to TIIE, which matures on January 16, 2016.

- On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $42,000,000 to U.S. $52,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On January 23, 2015, Petróleos Mexicanos issued U.S. $6,000,000 of its debt securities under its U.S. $42,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $1,500,000 of its 3.500% Notes due 2020; (2) U.S. $1,500,000 of its 4.500% Notes due 2026; and (3) U.S. $3,000,000 of its 5.625% Bonds due 2046.

- On January 30, 2015, Petróleos Mexicanos amended the terms of its revolving credit facility in order to increase the amount available thereunder from U.S. $1,250,000 to U.S. $3,250,000 and to extend the maturity date to February 5, 2020. On February 5, 2015, Petróleos Mexicanos borrowed U.S. $1,950,000 under this facility to prepay in full its U.S. $700,000 credit facility dated as of December 17, 2014.

- On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,902 aggregate principal amount of *Certificados Bursátiles* in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000 of "Euroclearable *Certificados Bursátiles*," which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 UDIs, equivalent to Ps. 2,987,902. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program.

- On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $2,000,000. On February 17, 2015, Petróleos Mexicanos borrowed

(Figures stated in thousands, except as noted)

U.S. $2,000,000 under this facility to prepay in full its credit agreement dated as of November 18, 2010.

- On March 24, 2015, the CNBV authorized Petróleos Mexicanos' Short-Term *Certificados Bursátiles* Program for an aggregate revolving amount of Ps. 100,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- During the period from March 26, 2015 to April 27, 2015 Petróleos Mexicanos issued a total of Ps. 7,500,000 of short-term *Certificados Bursátiles* at a fixed and floating rates, under its Short-Term *Certificados Bursátiles* Program and repaid Ps. 2,500,000.

- On April 21, 2015, Petróleos Mexicanos issued €2,250,000 of its debt securities under its U.S. $52,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,250,000 of its 2.750% Notes due 2027; and (2) €1,000,000 of its 1.875% Notes due 2022.

- Between January 1 and April 29, 2015, PMI HBV repaid U.S. $500,000 from its revolving credit line.

As of December 31, 2014, PEMEX has valued and recorded the 19,557,003 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 18.34%, from €15.54 per share as of December 31, 2014 to €18.39 per share as of April 29, 2015.

NOTE 24. SUBSIDIARY GUARANTOR INFORMATION

The following consolidating information presents: (i) condensed consolidating statements of financial position at December 31, 2014 and 2013 and condensed consolidating statements of comprehensive income and cash flows for the years ended December 31, 2014, 2013 and 2012 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidating statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos' investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos' investment in subsidiaries and inter-company balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the "Subsidiary Guarantors") and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the

(Figures stated in thousands, except as noted)

"Non-Guarantor Subsidiaries"). The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos' payment obligations under this indebtedness are full and unconditional and joint and several.

The Pemex Project Funding Master Trust (the "Master Trust"), which was a trust formed for the purpose of financing PEMEX's projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of December 31, 2014, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary Obligor	Guarantors	Principal Amount Outstanding (U.S. $)
5.75% Guaranteed Notes due 2018......	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,483,988
6.625% Guaranteed Bonds due 2035...	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,750,000
6.625% Guaranteed Bonds due 2038...	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	491,175
8.625% Bonds due 2022......................	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	160,245
8.625% Guaranteed Bonds due 2023...	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	106,507
9¼% Guaranteed Bonds due 2018.......	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	107,109
9.50% Guaranteed Bonds due 2027.....	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	219,217

(Figures stated in thousands, except as noted)

The following table sets forth, as of December 31, 2014, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal Amount Outstanding (U.S. $)
8.00% Notes due 2019	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,999,369
9¼% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	9,296
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	102,149
3.500% Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	999,590
Floating Rate Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	498,570
6.000% Notes due 2020	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	995,364
5.50% Notes due 2021	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,961,947
3.500% Notes due 2023	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,099,730
4.875% Notes due 2024	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,499,136
6.625% Notes due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	998,500
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	3,000,000
4.875% Bonds 2022	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,097,055
5.50% Bonds due 2044	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,745,000
3.125% Notes due 2019	Petróleos	Pemex-Exploration and Production,	497,278

	Mexicanos	Pemex-Refining and Pemex-Gas and Basic Petrochemicals	
6.375% Bonds due 2045	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,999,980

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2014 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX's management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2014

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	Ps. 73,002,640	Ps. 5,407,420	Ps. 39,578,468	Ps. -	Ps. 117,988,528
Accounts receivable and other, net, and derivative financial instruments	25,760,345	41,577,264	48,647,914	-	115,985,523
Accounts receivable—inter-company	349,727,804	856,239,256	101,974,733	(1,307,941,793)	-
Inventories	638,839	36,506,849	12,792,968	-	49,938,656
Available-for-sale financial assets	-	-	5,414,574	-	5,414,574
Total current assets	449,129,628	939,730,789	208,408,657	(1,307,941,793)	289,327,281
Long-term receivables—inter-company	985,135,404	3,626,448	5,788,386	(994,550,238)	-
Permanent investments in associates	60,586,885	6,940,848	15,060,898	(60,573,871)	22,014,760
Wells, pipelines, properties, plant and equipment-net	11,285,140	1,724,548,862	47,540,136	-	1,783,374,138
Deferred taxes	(124,002)	84,215	4,182,405	-	4,142,618
Restricted cash	35,887	6,848,332	-	-	6,884,219
Other assets	1,409,235	17,769,843	3,446,186	-	22,625,264
Total assets	Ps. 1,507,458,177	Ps. 2,699,549,337	Ps. 284,426,668	Ps. (2,363,065,902)	Ps. 2,128,368,280
LIABILITIES					
Current liabilities:					
Current portion of long-term debt	Ps. 128,491,432	Ps. 7,801,195	Ps. 9,573,590	Ps. -	Ps. 145,866,217
Accounts payable—inter company	823,273,747	421,946,125	55,470,068	(1,300,689,940)	-
Other current liabilities	29,430,111	139,237,945	19,625,074	-	188,293,130
Total current liabilities	981,195,290	568,985,265	84,668,732	(1,300,689,940)	334,159,347
Long-term debt	978,651,122	7,769,492	10,963,672	-	997,384,286
Long-term payables—inter company	3,626,448	991,800,516	6,375,128	(1,001,802,092)	-
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	312,050,990	1,100,084,554	152,409,957	-	1,564,545,501
Total liabilities	2,275,523,850	2,668,639,827	254,417,489	(2,302,492,032)	2,896,089,134
EQUITY	(768,065,673)	30,909,510	30,009,179	(60,573,870)	(767,720,854)
Total liabilities and equity	Ps. 1,507,458,177	Ps. 2,699,549,337	Ps. 284,426,668	Ps. (2,363,065,902)	Ps. 2,128,368,280

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2013

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	Ps. 50,131,405	Ps. 5,331,901	Ps. 25,282,413	Ps. —	Ps. 80,745,719
Accounts receivable and other, net, and derivative financial instruments	28,693,366	34,290,219	66,270,066	—	129,253,651
Accounts receivable—inter-company	383,510,275	821,836,275	96,867,309	(1,302,213,859)	—
Inventories	659,252	31,460,831	24,794,417	—	56,914,500
Available-for-sale financial assets	—	—	17,728,571	—	17,728,571
Total current assets	462,994,298	892,919,226	230,942,776	(1,302,213,859)	284,642,441
Long-term receivables—inter-company	737,649,602	2,938,490	4,687,346	(745,275,438)	—
Permanent investments in associates	416,044,158	5,971,793	10,791,945	(416,028,395)	16,779,501
Wells, pipelines, properties, plant and equipment-net	9,666,204	1,670,030,799	41,881,738	—	1,721,578,741
Deferred taxes	—	233,872	2,259,290	—	2,493,162
Restricted cash	1,620,091	6,081,707	—	—	7,701,798
Other assets	1,181,797	10,504,660	2,508,253	—	14,194,710
Total assets	Ps. 1,629,156,150	Ps. 2,588,680,547	Ps. 293,071,348	Ps. (2,463,517,692)	Ps. 2,047,390,353
LIABILITIES					
Current liabilities:					
Current portion of long-term debt	Ps. 67,909,431	Ps. 8,933,827	Ps. 13,833,685	Ps. —	Ps. 90,676,943
Accounts payable—inter-company	760,642,526	466,591,441	67,538,205	(1,294,772,172)	—
Other current liabilities	18,238,388	127,336,814	22,938,687	—	168,513,889
Total current liabilities	846,790,345	602,862,082	104,310,577	(1,294,772,172)	259,190,832
Long-term debt	732,584,613	9,294,300	8,684,558	—	750,563,471
Long-term payables—inter-company	2,938,487	744,839,772	4,811,537	(752,589,796)	—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	232,593,227	871,015,524	119,273,939	—	1,222,882,690
Total liabilities	1,814,906,672	2,228,011,678	237,080,611	(2,047,361,968)	2,232,636,993
EQUITY	(185,750,522)	360,668,869	55,990,737	(416,155,724)	(185,246,640)
Total liabilities and equity	Ps. 1,629,156,150	Ps. 2,588,680,547	Ps. 293,071,348	Ps. (2,463,517,692)	Ps. 2,047,390,353

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2014

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Net sales	Ps. 18,998	Ps. 2,213,875,692	Ps. 1,108,487,220	Ps. (1,747,092,618)	Ps. 1,575,289,292
Services income	64,245,159	6,055,328	6,426,288	(65,288,193)	11,438,582
Total sales revenues	64,264,157	2,219,931,020	1,114,913,508	(1,812,380,811)	1,586,727,874
Cost of sales	2,663,293	1,513,364,738	1,108,344,990	(1,759,092,541)	865,280,480
Gross income	61,600,864	706,566,282	6,568,518	(53,288,270)	721,447,394
Other revenues and expenses-net	514,056	36,518,256	778,682	(258,597)	37,552,397
General expenses:					
Transportation, distribution and sale expenses	-	34,095,556	1,555,276	(3,468,166)	32,182,666
Administrative expenses	57,654,464	86,112,895	17,701,494	(50,131,739)	111,337,114
Total general expenses	57,654,464	120,208,451	19,256,770	(53,599,905)	143,519,780
Operating income	4,460,456	622,876,087	(11,909,570)	53,038	615,480,011
Financing income	85,565,363	17,696,814	3,106,401	(103,354,391)	3,014,187
Financing cost	67,194,647	84,756,651	2,973,111	(103,365,349)	51,559,060
Derivative financial instruments (cost) income—net	(13,858,680)	8,116	4,411,994	-	(9,438,570)
Exchange (loss) gain—net	(7,859,495)	(69,076,040)	(63,626)	-	(76,999,161)
(Loss) profit sharing in associates	(263,219,388)	487,365	(452,997)	263,219,388	34,368
(Loss) income before taxes, duties and other	(262,106,391)	487,235,691	(7,880,909)	263,283,384	480,531,775
Total taxes, duties and other	3,160,818	738,855,418	4,058,528	-	746,074,764
Net (loss) income for the year	(265,267,209)	(251,619,727)	(11,939,437)	263,283,384	(265,542,989)
Total other comprehensive result	(62,426,587)	(189,804,290)	(13,117,248)	-	(265,348,125)
Total comprehensive result for the year	Ps. (327,693,796)	Ps. (441,424,017)	Ps. (25,056,685)	Ps. 263,283,384	Ps. (530,891,114)

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2013

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Net sales	Ps. 22,115	Ps. 2,283,326,517	Ps. 1,136,284,419	Ps. (1,821,767,783)	Ps. 1,597,865,268
Services income	55,361,187	6,305,400	5,394,402	(56,721,632)	10,339,357
Total sales revenues	55,383,302	2,289,631,917	1,141,678,821	(1,878,489,415)	1,608,204,625
Cost of sales	1,478,302	1,533,920,937	1,125,696,332	(1,821,480,398)	839,615,173
Gross income	53,905,000	755,710,980	15,982,489	(57,009,017)	768,589,452
Other revenues and expenses-net	(1,629,063)	97,687,870	(5,631,905)	(291,217)	90,135,685
General expenses:					
Transportation, distribution and sale expenses	—	31,612,865	1,276,529	(440,958)	32,448,436
Administrative expenses	52,176,527	87,089,702	16,332,061	(56,943,818)	98,654,472
Total general expenses	52,176,527	118,702,567	17,608,590	(57,384,776)	131,102,908
Operating income	99,410	734,696,283	(7,258,006)	84,542	727,622,229
Financing income	66,513,514	28,629,988	3,503,308	(89,911,111)	8,735,699
Financing cost	62,400,459	63,677,174	3,295,021	(89,786,170)	39,586,484
Derivative financial instruments (cost) income—net	2,631,986	(33,305)	(1,287,708)	—	1,310,973
Exchange gain (loss)—net	(305,581)	(3,441,388)	(204,523)	—	(3,951,492)
(Loss) profit sharing in associates	(173,928,884)	1,141,059	(434,349)	173,928,884	706,710
Income (loss) before taxes, duties and other	(167,390,014)	697,315,463	(8,976,299)	173,888,485	694,837,635
Total taxes, duties and other	2,475,621	858,504,381	3,916,060	—	864,896,062
Net (loss) income for the year	(169,865,635)	(161,188,918)	(12,892,359)	173,888,485	(170,058,427)
Total other comprehensive result	25,443,543	194,725,595	34,101,029	—	254,270,167
Total comprehensive result for the year	Ps. (144,422,092)	Ps. 33,536,677	Ps. 21,208,670	Ps. 173,888,485	Ps. 84,211,740

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2012

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Net sales	Ps. 16,009	Ps. 2,300,269,835	Ps. 1,257,236,879	Ps. (1,917,786,969)	Ps. 1,639,735,754
Services income	54,963,056	5,449,622	2,897,419	(56,133,811)	7,176,286
Total sales revenues	54,979,065	2,305,719,457	1,260,134,298	(1,973,920,780)	1,646,912,040
Cost of sales	1,252,618	1,504,565,221	1,245,083,304	(1,918,410,569)	832,490,574
Gross income	53,726,447	801,154,236	15,050,994	(55,510,211)	814,421,466
Other revenues and expenses-net	(335,781)	210,667,412	(943,530)	(369,138)	209,018,963
General expenses:					
Transportation, distribution and sale expenses	—	27,623,303	1,189,946	(324,966)	28,488,283
Administrative expenses	46,788,554	84,409,050	14,277,458	(55,862,213)	89,612,849
Total general expenses	46,788,554	112,032,353	15,467,404	(56,187,179)	118,101,132
Operating income	6,602,112	899,789,295	(1,359,940)	307,830	905,339,297
Financing income	65,665,503	21,006,665	3,070,851	(87,211,228)	2,531,791
Financing cost	42,288,729	71,029,986	4,317,744	(71,625,916)	46,010,543
Derivative financial instruments (cost) income—net	(21,883,836)	269,611	74,122	15,282,455	(6,257,648)
Exchange (loss) gain—net	5,720,540	38,975,874	149,247	—	44,845,661
(Loss) profit sharing in associates	(8,164,817)	2,329,571	2,435,880	8,196,973	4,797,607
(Loss) income before taxes, duties and other	5,650,773	891,341,030	52,416	8,201,946	905,246,165
Total taxes, duties and other	2,817,741	897,843,428	1,984,518	—	902,645,687
Net (loss) income for the year	2,833,032	(6,502,398)	(1,932,101)	8,201,945	2,600,478
Total comprehensive result	(60,588,295)	(265,515,874)	(50,738,806)	—	(376,842,975)
Total comprehensive result for the year	Ps. (57,755,263)	Ps. (272,018,272)	Ps. (52,670,907)	Ps. 8,201,945	Ps. (374,242,497)

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Operating Activities:					
Net (loss) income for the year	Ps. (265,267,209)	Ps. (251,619,727)	Ps. (11,939,437)	Ps. 263,283,384	Ps. (265,542,989)
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation and amortization	744,081	139,522,310	2,808,396	—	143,074,787
Impairment of wells, pipelines, properties, plant and equipment	—	21,199,704	1,445,992	—	22,645,696
Unsuccessful wells	—	12,148,028	—	—	12,148,028
Disposal of wells, pipelines, properties, plant and equipment	211,414	3,499,602	2,659,921	—	6,370,937
Net loss (Profit) on available-for-sale financial assets	—	—	215,119	—	215,119
Profit (loss) sharing in associates	263,559,164	(487,365)	452,997	(263,559,164)	(34,368)
Dividends	—	—	(736,302)	—	(736,302)
Effects of net present value of reserve for well abandonment	—	9,169,327	—	—	9,169,327
Amortization expenses related to debt issuance	312,296	—	—	—	312,296
Unrealized foreign exchange loss (gain)	75,053,801	1,903,282	1,927,634	—	78,884,717
Interest expense	44,969,920	5,084,856	854,848	—	50,909,624
Funds provided by (used in) operating activities:					
Accounts receivable, accounts payable and derivative financial instruments	14,951,048	(19,048,441)	14,075,677	—	9,978,284
Inventories	20,413	(5,046,019)	12,001,450	—	6,975,844
Other assets	(227,438)	(17,819,505)	(937,934)	—	(18,984,877)
Employee benefits	17,913,078	52,988,257	8,068,673	—	78,970,008
Inter-company charges and deductions	(274,747,392)	37,103,048	(13,393,984)	251,038,328	—
Cash flows provided by operating activities	(122,506,824)	(11,402,643)	17,503,050	250,762,548	134,356,131
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment	(2,574,431)	(215,531,732)	(12,572,707)	—	(230,678,870)
Available-for-sale financial assets	—	—	12,735,337	—	12,735,337
(Increase) decrease due to Inter-company investing	—	—	(3,466,447)	—	(3,466,447)
Exploration costs	—	(1,593,706)	—	—	(1,593,706)
Received dividends	—	—	336,095	—	336,095
Investments in associates	7,942,930	—	—	(7,942,930)	—
Cash flows used in investing activities	5,368,499	(217,125,438)	(2,967,722)	(7,942,930)	(222,667,591)
Financing activities:					
Increase in equity of Subsidiary Entities	22,000,000	—	—	—	22,000,000
Withdrawal of Mexican Government contributions	(73,583,100)	—	—	—	(73,583,100)
Loans obtained from financial institutions	320,893,270	—	102,506,205	—	423,399,475
Debt payments, principal only	(93,488,805)	(7,748,079)	(106,218,608)	—	(207,455,492)
Interest paid	(41,091,971)	(5,105,446)	(1,051,061)	—	(47,248,478)
Inter-company increase (decrease)	687,961	240,568,067	1,563,590	(242,819,618)	—

(Figures stated in thousands, except as noted)

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
financing					
Cash flows provided by financing activities:	135,417,355	227,714,542	(3,199,874)	(242,819,618)	117,112,405
Net (decrease) increase in cash and cash equivalents	18,279,030	(813,539)	11,335,454	—	28,800,945
Effects of change in cash value	4,592,205	889,057	2,960,602	—	8,441,864
Cash and cash equivalents at the beginning of the year	50,131,405	5,331,902	25,282,412	—	80,745,719
Cash and cash equivalents at the end of the year	Ps. 73,002,640	Ps. 5,407,420	Ps. 39,578,468	Ps. —	Ps. 117,988,528

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Operating Activities:					
Net income (loss) for the year	Ps. (169,865,634)	Ps. (161,188,918)	Ps. (12,892,360)	Ps. 173,888,485	Ps. (170,058,427)
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation and amortization	686,088	145,329,809	2,475,807	—	148,491,704
Impairment of wells, pipelines, properties, plant and equipment	—	26,364,717	(755,882)	—	25,608,835
Unsuccessful wells	—	12,497,726	—	—	12,497,726
Disposal of wells, pipelines, properties, plant and equipment	24,668	7,744,792	6,930,160	—	14,699,620
Profit (loss) sharing in associates	173,258,510	(1,141,058)	434,349	(173,258,511)	(706,710)
Dividends	—	—	(914,116)	—	(914,116)
Effects of net present value of reserve for well abandonment	—	(5,240,305)	—	—	(5,240,305)
Gain on sale of properties, plant and equipment	—	—	(768,000)	—	(768,000)
Net (Profit) loss on available-for-sale financial assets	(278,842)	—	—	—	(278,842)
Amortization expenses related to debt issuance	(1,037,663)	(853,047)	—	—	(1,890,710)
Unrealized foreign exchange loss (gain)	2,836,523	(172,772)	644,548	—	3,308,299
Interest expense	36,108,777	2,077,850	1,117,316	—	39,303,943
Funds provided by (used in) operating activities:					
Accounts receivable	(5,132,196)	16,451,312	(4,077,897)	—	7,241,219
Inventories	(125)	840,283	(907,088)	—	(66,930)
Other assets	667,515	(14,081,007)	507,576	—	(12,905,916)
Accounts payable and accrued expenses	1,695,525	57,495,890	(5,219,423)	—	53,971,992
Employee benefits	34,961,922	36,848,133	6,233,085	—	78,043,140
Inter-company charges and deductions	(89,826,553)	162,188,266	37,867,036	(110,228,749)	—
Cash flows provided by operating activities	(15,901,485)	285,161,671	30,675,111	(109,598,775)	190,336,522
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment	(916,477)	(233,834,924)	(10,876,153)	—	(245,627,554)
(Increase) decrease due to Inter-company investing	(71,142,378)	(111,826,436)	—	182,968,814	—
Available-for-sale financial assets	2,869,883	—	—	—	2,869,883
Exploration costs	—	(1,438,685)	—	—	(1,438,685)
Investments in associates	(2,066,366)	(244,823)	2,311,189	—	—
Cash flows used in investing activities	(71,255,338)	(347,344,868)	(8,564,964)	182,968,814	(244,196,356)
Financing activities:					
Increase in equity due to Mexican Government contributions	66,583,100	206,288	231,705	(437,993)	66,583,100
Decrease in equity due to withdrawal of Mexican Government contributions	(65,000,000)	581,839	(231,704)	(350,135)	(65,000,000)
Loans obtained from financial institutions	155,545,511		81,409,522	—	236,955,033
Debt payments, principal only	(86,279,510)	(10,499,109)	(94,367,472)	—	(191,146,091)

(Figures stated in thousands, except as noted)

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Interest paid	(35,192,692)	(1,172,776)	(767,632)		(37,133,100)
Inter-company (decrease) increase financing	702,864	71,203,090	675,957	(72,581,911)	—
Cash flows provided by financing activities	36,359,273	60,319,332	(13,049,624)	(73,370,039)	10,258,942
Net increase (decrease) in cash and cash equivalents	(50,797,550)	(1,863,865)	9,060,523	—	(43,600,892)
Effects of change in cash value	4,141,601	—	970,119	—	5,111,720
Cash and cash equivalents at the beginning of the year	96,787,354	7,195,766	15,251,771	—	119,234,891
Cash and cash equivalents at the end of the year	Ps. 50,131,405	Ps. 5,331,901	Ps. 25,282,413	Ps. —	Ps. 80,745,719

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CASH FLOWS

For the year ended December 31, 2012

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Operating Activities:					
Net income (loss) for the year	Ps. 2,833,032	Ps. (6,502,398)	Ps. (1,932,101)	Ps. 8,201,945	Ps. 2,600,478
Adjustments to reconcile net loss to cash provided by operating activities:					
Depreciation and amortization	570,890	137,241,770	2,725,060	—	140,537,720
Unsuccessful wells	—	13,842,410	—	—	13,842,410
Disposal of wells, pipelines, properties, plant and equipment	68,329	(437,338)	1,102,530	—	733,521
Profit (loss) sharing in associates	8,434,500	(2,329,571)	(2,468,036)	(8,434,500)	(4,797,607)
Dividends	—	—	(685,704)	—	(685,704)
Effects of net present value of reserve for well abandonment	—	3,552,924	—	—	3,552,924
Amortization expenses related to debt issuance	1,560,478	—	—	—	1,560,478
Unrealized foreign exchange gain (loss)	(40,144,811)	(2,266,480)	1,849,490	—	(40,561,801)
Interest expense	42,020,754	12,160,731	1,804,544	(10,247,445)	45,738,584
Funds provided by (used in) operating activities:					
Accounts receivable	6,288,911	2,944,581	13,364,486	—	22,597,978
Inventories	(167,346)	(12,228,746)	566,674	—	(11,829,418)
Other assets	(489,291)	(7,215,184)	25,872	—	(7,678,603)
Accounts payable and accrued liabilities	4,261,846	(20,566,075)	2,440,343	—	(13,863,886)
Employee benefits	8,432,015	46,744,724	6,406,528	—	61,583,267
Inter-company charges and deductions	(22,322,476)	156,037,261	(20,700,257)	(113,014,528)	—
Cash flows provided by operating activities	11,346,831	320,978,609	4,499,429	(123,494,528)	213,330,341
Investing activities:					
Acquisition of wells, pipelines, properties, plant and equipment	(1,128,811)	(192,801,968)	(3,578,219)	—	(197,508,998)
(Increase) decrease due to inter-company investing	(9,667,629)	(103,341,908)	—	113,009,537	—
Exploration costs	—	(1,828,043)	—	—	(1,828,043)
Cash flows used in investing activities	(10,796,440)	(297,971,919)	(3,578,219)	113,009,537	(199,337,041)
Financing activities:					
Loans obtained from financial institutions	118,081,331	—	259,814,818	—	377,896,149
Debt payments, principal only	(70,037,268)	(10,914,565)	(260,912,130)	—	(341,863,963)
Interest paid	(42,121,370)	(12,231,579)	(2,483,557)	10,247,440	(46,589,066)
(Decrease) increase due to inter-company financing	—	(8,226)	(53,367)	61,593	—

(Figures stated in thousands, except as noted)

Cash flows provided by financing activities	5,922,693	(23,154,370)	(3,634,236)	10,309,033	(10,556,880)
Net increase (decrease) in cash and cash equivalents	6,473,084	(147,680)	(2,713,026)	(175,958)	3,436,420
Effects of change in cash value	(422,540)	1,278,252	(209,746)	175,958	821,924
Cash and cash equivalents at the beginning of the year	90,736,810	6,065,194	18,174,543	—	114,976,547
Cash and cash equivalents at the end of the year	Ps. 96,787,354	Ps. 7,195,766	Ps. 15,251,771	Ps. —	Ps. 119,234,891

(Figures stated in thousands, except as noted)

NOTE 25. SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

Under the Political Constitution of the United Mexican States, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In August 2014, through the Round Zero process, the Mexican Government granted PEMEX the right to extract, but not own, certain petroleum and other hydrocarbon reserves in Mexico through assignment deeds.

This note provides supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932 10-5 "Extractive Activities—Oil and Gas" ("ASC Topic 932") and Accounting Standards Update 2010-03 (see Note 3(i)).

As of the date of these consolidated financial statements, all exploration and production activities of Pemex-Exploration and Production are conducted in Mexico. The supplemental data presented herein reflect information for all of Pemex-Exploration and Production's oil and gas producing activities.

(a) *Capitalized costs for oil and gas producing activities (unaudited)*

	As of December 31,					
	2014		2013		2012	
Proved reserves	Ps.	2,381,670,263	Ps.	2,254,784,515	Ps.	2,108,592,519
Construction in progress		111,812,137		83,764,607		46,908,049
Accumulated depreciation and amortization		(1,122,444,895)		(994,476,861)		(870,694,075)
Net capitalized costs	Ps.	1,371,037,505	Ps.	1,344,072,261	Ps.	1,284,806,493

(b) *Costs incurred for oil and gas property exploration and development activities (unaudited)*

	2014		2013	
Exploration	Ps.	38,866,665	Ps.	36,552,489
Development		188,950,718		181,671,933
Total costs incurred	Ps.	227,817,383	Ps.	218,224,422

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 10,143,219 and Ps. 10,163,605 for 2014 and 2013, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

(Figures stated in thousands, except as noted)

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

(c) *Results of operations for oil and gas producing activities (unaudited):*

	2014	2013	2012
Revenues from sale of oil and gas	Ps. 1,134,448,708	Ps. 1,250,737,299	Ps. 1,333,247,872
Hydrocarbon duties	760,627,534	856,978,971	898,064,551
Production costs (excluding taxes)	156,134,037	134,645,739	121,973,668
Other costs and expenses	35,978,232	40,599,327	30,828,632
Exploration expenses	22,291,247	22,661,332	25,820,942
Depreciation, depletion, amortization and accretion	144,384,138	119,161,541	122,356,141
	1,119,415,188	1,174,046,910	1,199,043,934
Results of operations for oil and gas producing activities	Ps. 15,033,520	Ps. 76,690,389	Ps. 134,203,938

Note: Numbers may not total due to rounding.

(d) *Sales prices (unaudited)*

The following table summarizes average sales prices in U.S. dollars for each of the years ended December 31 (excluding production taxes):

	2014	2013	2012
Weighted average sales price per barrel of oil equivalent (boe)[1]	U.S. $71.44	U.S. $76.81	U.S.$ 78.89
Crude oil, per barrel	90.37	99.92	102.36
Natural gas, per thousand cubic feet	5.71	4.93	4.03

(1) To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

(e) *Crude oil and natural gas reserves (unaudited)*

Under the Political Constitution of the United Mexican States, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

(Figures stated in thousands, except as noted)

Proved reserves estimates as of December 31, 2014 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit Pemex-Exploration and Production's estimates of hydrocarbon reserves. In addition, pursuant to the *Reglamento de la Ley de Hidrocarburos* (Regulations to the Hydrocarbons Law), the NHC reviewed and approved the proved reserves reports estimates as of December 31, 2014 provided by Pemex-Exploration and Production on March 10, 2015. These reserves estimates were then registered and published by the Ministry of Energy on March 18, 2015.

Pemex-Exploration and Production estimated reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE's publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE's publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

- experience in the area;
- stage of development;
- quality and completeness of basic data; and
- production and pressure histories.

Reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

During 2014, PEMEX did not record any material increase in PEMEX's hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of PEMEX's reserves estimation efforts, it has undertaken the internal certification of its estimates of reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production's exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request that the *Gerencia de Recursos y Reservas* (Office of Resources and Reserves), the central hydrocarbon reserves management body of Pemex-Exploration and Production, review and certify such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC's rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX's reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of PEMEX's personnel have been certified by the *Secretaría de Educación Pública* (Ministry of Public Education), most have earned master's degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to this internal review process, Pemex-Exploration and Production's final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production's estimates of proved reserves as of December 31, 2014: Netherland Sewell International, S. de R.L. de C.V. ("Netherland Sewell"); DeGolyer and MacNaughton; and Ryder Scott Company, L.P. ("Ryder Scott," and, together with Netherland Sewell and DeGolyer and MacNaughton, the "Independent Engineering Firms"). The reserves estimates reviewed by the Independent Engineering Firms totaled 97.8% of PEMEX's estimated proved reserves. The remaining 2.2% of PEMEX's estimated proved reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data

(Figures stated in thousands, except as noted)

provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms' own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production's production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex-Exploration and Production's reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that PEMEX furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms' review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that PEMEX's estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

PEMEX's total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 7.1% in 2014, from 11,079 million barrels at December 31, 2013 to 10,292 million barrels at December 31, 2014. PEMEX's proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 3.0% in 2014, from 7,360 million barrels at December 31, 2013 to 7,141 million barrels at December 31, 2014. These decreases were principally due to the fact that PEMEX was assigned less than 100% of Mexico's total proved reserves in connection with Round Zero, as well as a decrease in field development activities, as 265 fewer wells were completed in 2014 than in 2013. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2014 were insufficient to offset the level of production in 2014, which amounted to 1,001 million barrels of crude oil, condensates and liquefiable hydrocarbons.

PEMEX's total proved developed and undeveloped dry gas reserves decreased by 11.5% in 2014, from 12,273 billion cubic feet at December 31, 2013 to 10,859 billion cubic feet at December 31, 2014. Pemex's proved developed dry gas reserves decreased by 9.7% in 2014, from 7,461 billion cubic feet at

(Figures stated in thousands, except as noted)

December 31, 2013 to 6,740 billion cubic feet at December 31, 2014. PEMEX's proved undeveloped dry gas reserves decreased by 14.4% in 2014, from 4,811 billion cubic feet at December 31, 2013 to 4,119 billion cubic feet at December 31, 2014. These decreases were principally due to the fact that PEMEX was assigned less than 100% of Mexico's total proved reserves in connection with Round Zero, as well as a decrease in field development activities. The amount of dry gas reserves added in 2014 was insufficient to offset the level of production in 2014, which amounted to 1,511 billion cubic feet of dry gas.

During 2014, 986.9 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 188,951 million. Field development activities, including well drilling and completion, contributed most significantly to the reclassification of proved undeveloped, probable and possible reserves to proved developed reserves, accounting for 891.1 million barrels of oil equivalent, or 90.3%, of the total amount of reclassified reserves in 2014. The only fields containing material volumes of the proved reserves that have remained undeveloped for five years or more are the Ayatsil and Ayín fields, which are both located offshore. These fields remain undeveloped due to delays in construction related to certain unique field characteristics. In particular, the design of the development plan for the Ayatsil field, the larger of the two, has required additional time due to the complexity of this project, which is expected to be Pemex-Exploration and Production's first offshore project producing extra-heavy crude oil. As of the date of these consolidated financial statements, three drilling platforms have been installed at the Ayatsil field and drilling activity is expected to begin in the near future. PEMEX also expects to continue developing the Ayín field during 2015. In addition, pursuant to Round Zero, PEMEX was assigned the right to produce 398 million barrels of oil equivalent of proved reserves through temporary assignments for a two-year period in order to ensure the continuity of operations at these producing fields until they are subject to a competitive bidding round.

The following three tables of crude oil and dry gas reserves set forth PEMEX's estimates of its proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas[1] Proved Reserves as of December 31, 2014
Based on Average Fiscal Year Prices

	Crude Oil and Condensates[2] (in millions of barrels)	Dry Gas[3] (in billions of cubic feet)
Proved developed and undeveloped reserves		
Proved developed reserves	7,141	6,740
Proved undeveloped reserves	3,151	4,119
Total proved reserves	10,292	10,859

Note: Numbers may not total due to rounding.
(1) PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3) Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves
(including natural gas liquids)[1]

	2014	2013	2012
Proved developed and undeveloped reserves	(in millions of barrels)		
At January 1	11,079	11,424	11,362
Revisions[2]	95	630	1,012
Extensions and discoveries	119	62	103
Production	(1,001)	(1,037)	(1,053)
At December 31	10,292	11,079	11,424
Proved developed reserves at December 31	7,141	7,360	7,790
Proved undeveloped reserves at December 31	3,151	3,719	3,634

Note: Numbers may not total due to rounding.
(1) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2) Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2014	2013	2012
Proved developed and undeveloped reserves	(in billions of cubic feet)		
At January 1	12,273	12,713	12,734
Revisions[1]	4	1,010	1,377
Extensions and discoveries	93	89	162
Production[2]	(1,511)	(1,539)	(1,560)
At December 31	10,859	12,273	12,713
Proved developed reserves at December 31	6,740	7,461	7,951
Proved undeveloped reserves at December 31	4,119	4,811	4,762

Note: Numbers may not total due to rounding.
(1) Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2) Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

Pemex-Exploration and Production's reserves replacement rate ("RRR") for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period's total production. In 2014, the RRR was 18.0%, which was 49.8 percentage points lower than the 2013 RRR of 67.8%. The fact that the RRR was less than 100% in 2014 represents a decline in proved reserves during this period. This significant decrease in the RRR in 2014 as compared to 2013 primarily reflects the one-time impact of Round Zero, through which PEMEX was assigned 95.9% of the proved reserves that it had the right to extract and sell in 2013. This decrease also resulted from a reduction in field development activities, as only 511 wells were completed in 2014, which represents a 34.1% decrease as compared to 2013. If PEMEX were to include in the calculation of the RRR in 2014 the 637.2 million barrels of oil equivalent of proved reserves that were not assigned to it as part of Round Zero, the RRR for this period would have totaled 67.4%, or 0.4 percentage points lower than the 2013 RRR.

PEMEX's goal is to increase the RRR during 2015, in part by increasing its proved reserves over the coming years. PEMEX aims to accomplish this primarily through the development of the Ku-Maloob-Zaap, Crudo Ligero Marino and ATG projects, as well as through the performance of delineation activities. PEMEX has developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

PEMEX's reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of

December 31, 2014, this ratio was equal to 9.6 years for proved reserves, which represents a decrease of 4.9% as compared to the 2013 reserves production ratio of 10.1 years for proved reserves.

(f) *Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)*

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2039. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas of the first day of each month of 2014. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2015 to the future pre-tax net cash flows related to PEMEX's proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime applicable by decree to Pemex-Exploration and Production effective January 1, 2015.

The standardized measure provided below represents a comparative benchmark value rather than an estimate of expected future cash flows or fair market value of PEMEX's production rights. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Standardized measure of discounted future net cash flows as of December 31

	2014		2013		2012	
			(in millions of dollars)			
Future cash inflows	U.S.$	757,794	U.S.$	931,874	U.S.$	974,411
Future production costs(excluding taxes)		(112,421)		(135,211)		(124,485)
Future development costs		(37,019)		(46,339)		(46,146)
Future cash flows before tax		608,353		750,324		803,780
Future production and excess gains taxes		(543,743)		(634,371)		(664,343)
Future net cash flows		64,610		115,953		139,437
Effect of discounting net cash flows by 10%		(19,949)		(34,996)		(41,913)
Standardized measure of discounted future net cash flows	U.S.$	44,661	U.S.$	80,957	U.S.$	97,524

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

		2014		2013		2012
			(in millions of dollars)			
Sales of oil and gas produced, net of production costs	U.S.$	(69,582)	U.S.$	(82,802)	U.S.$	(87,609)
Net changes in prices and production costs		(79,617)		(61,268)		(58,215)
Extensions and discoveries		3,022		4,280		6,315
Development cost incurred during the year		14,215		14,224		11,431
Changes in estimated development costs		(7,086)		(12,625)		(17,466)
Reserves revisions and timing changes		(13,432)		49,091		58,150
Accretion of discount of pre-tax net cash flows		51,504		54,280		56,921
Net changes in production and excess gains taxes		64,678		18,253		(9,899)
Other		-		-		-
Aggregate change in standardized measure of discounted future net cash flows	U.S.$	(36,296)	U.S.$	(16,567)	U.S.$	(40,372)
Standardized measure						
As of January 1		80,957		97,524		137,896
As of December 31		44,661		80,957		97,524
Change	U.S.$	(36,296)	U.S.$	(16,567)	U.S. $	(40,372)

Note: Table amounts may not total due to rounding.

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

AUDITED INFORMATION

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining Company	1	49.99	0	7,322,445
Gasoductos de Chihuahua, S. de R.L. de C.V.	Natural Gas Transportation	1	50.00	393,049	4,778,939
Petroquímica Mexicana de Vinilo, S.A. de C.V.	Multi Purpose Financial Entity	1	44.09	2,993,585	3,521,924
TAG Norte Holding, S. de R.L. de C.V.	Natural Gas Services	1	50.00	454,500	2,071,825
Cia. Mexicana de Exploraciones, S.A. de C.V.	Exploration Geologic Services	25,333,847	60.00	25,333	1,255,742
Sierrita Gas Pipeline LLC	Natural Gas Distribution	350	35.00	604,553	885,792
Frontera Brownsville	Operation of Whosale Storage and	1	50.00	443,737	546,463
Mexicana de Lubricantes, S.A. de C.V.	Lubricants Trader	17,879,561	47.00	178,796	488,499
MGI Enterprises US LLC (Delaware)	Investment in The Tucso-Sásabe	1,000	100.00	281,248	281,248
Serv. Aéreos Esp. Mexicanos S.A. de C.V.	Air Transportation Services	1	49.00	142,094	158,525
CH4 Energía, S.A. de C.V.	Gas Purchase-Sale and Trading	2,358	50.00	2,358	162,524
InvTag Pipeline Sur	Natural Gas Transportation and	1	45.00	118,365	489,781
Pasco International, Ltd.	Pasco Terminals, Inc. Holding	16,600	100.00	95	118,149
Others		1	0.00	0	159,678
Allowance for Investment Fluctuations		0	0	0	-226,774
		0	0	0	0
TOTAL INVESTMENT IN ASSOCIATES				5,637,713	22,014,760

NOTES

THE OWNERSHIP PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY SHOWS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO OWNERSHIP PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
SECURED																
APPLE BANK FOR SAV (1) (8)	YES	30/11/2006	15/12/2015	0.34							N/A	432,883	0	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	19/12/2007	25/06/2017	0.37							N/A	346,306	346,306	173,152	0	0
BANCO BILBAO VIZCA (1) (8)	YES	30/12/2010	30/12/2020	1.06							N/A	200,935	200,935	200,935	200,935	401,870
BANK OF AMERICA N. (1) (8)	YES	03/11/2005	26/01/2015	0.36							N/A	346,307	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	30/11/2006	25/06/2015	0.39							N/A	303,018	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022	0.61							N/A	294,360	294,360	294,360	294,360	1,020,575
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.51							N/A	692,612	692,612	346,305	0	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.51							N/A	346,306	346,306	173,153	0	0
BNP PARIBAS (1) (8)	YES	14/12/2010	21/12/2020	0.64							N/A	588,720	588,720	588,720	588,720	1,177,440
CITIBANK INTERNATI (1) (8)	YES	22/12/2010	24/06/2019	1.11							N/A	713,726	713,726	713,726	713,726	356,863
CITIBANK NA (1) (8)	YES	27/06/2011	25/06/2015	0.39							N/A	259,729	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	30/11/2006	25/02/2017	0.36							N/A	48,674	48,674	24,337	0	0
EXPORT DEVELOPMENT (1) (7)	YES	21/03/2014	21/03/2018	2.35							N/A	0	0	0	4,414,974	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	23/06/2015	0.85							N/A	46,557	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.86							N/A	27,033	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	18/07/2012	18/07/2017	1.83							N/A	0	0	4,411,354	0	0
EXPORT DEVELOPMENT (1) (8)	YES	08/11/2010	09/11/2020	0.63							N/A	735,900	735,900	735,900	735,900	1,471,800
EXPORT IMPORT BANK (1) (7)	YES	14/07/2009	20/12/2019	3.81							N/A	1,545,390	1,545,390	1,545,390	1,545,390	1,545,390
EXPORT IMPORT BANK (1) (7)	YES	28/12/2011	30/12/2021	2.45							N/A	441,540	441,540	220,770	662,311	1,324,413
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/04/2015	5.45							N/A	2,365	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/05/2015	5.45							N/A	951	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	11/06/2015	5.45							N/A	392	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	22/07/2015	5.45							N/A	786	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/08/2015	5.45							N/A	4,214	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							N/A	5,461	0	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							N/A	177,775	177,775	88,888	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							N/A	7,276	7,276	3,638	0	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.46							N/A	7,365	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.28							N/A	185,726	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.45							N/A	10,746	0	0	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.46							N/A	104,401	0	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.45							N/A	28,574	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.45							N/A	5,118	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.53							N/A	87,837	87,837	43,918	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2010	22/07/2019	0.97							N/A	87,802	87,802	87,802	87,802	87,802
HSBC BANK PLC (1) (8)	YES	29/04/2010	31/03/2020	1.03							N/A	197,999	197,999	197,999	197,999	296,998
HSBC BANK PLC (1) (8)	YES	15/04/2010	15/04/2020	1.07							N/A	155,286	155,286	155,286	155,286	232,929
HSBC BANK PLC (1) (8)	YES	23/09/2011	30/06/2021	1.03							N/A	120,401	120,401	120,401	120,401	299,444
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.36							N/A	259,729	129,865	0	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.49							N/A	173,153	173,153	86,576	0	0
JAPAN BANK FOR INT (1) (7)	YES	30/09/2005	30/06/2015	4.97							N/A	2,617	0	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.56							N/A	63,841	63,841	31,920	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.86							N/A	2,653	2,653	1,326	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.96							N/A	345,292	345,292	172,644	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.06							N/A	36,878	36,878	18,439	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.16							N/A	154,121	154,121	77,054	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.36							N/A	102,784	102,784	51,390	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.56							N/A	10,790	10,790	5,395	0	0
JP MORGAN CHASE BA (1) (8)	YES	10/09/2008	20/06/2017	0.49							N/A	259,729	259,729	129,865	0	0
JP MORGAN CHASE BA (1) (8)	YES	28/07/2009	20/12/2019	1.19							N/A	70,427	70,427	70,427	70,427	70,428
JP MORGAN CHASE BA (1) (8)	YES	28/09/2009	20/12/2019	1.19							N/A	126,850	126,850	126,850	126,850	126,851
JP MORGAN CHASE BA (1) (8)	YES	26/08/2009	20/12/2019	1.19							N/A	244,262	244,262	244,262	244,262	244,263
JP MORGAN CHASE BA (1) (8)	YES	13/12/2010	21/12/2020	0.64							N/A	294,360	294,360	294,360	294,360	588,721
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.76							N/A	147,180	147,180	147,180	147,180	438,615
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.60							N/A	588,720	588,720	588,720	588,720	1,755,074
MIZUHO BANK LTD (1) (8)	YES	15/06/2009	14/12/2018	0.76							N/A	1,103,850	1,103,850	1,103,850	1,103,850	0
MIZUHO BANK LTD (1) (8)	YES	25/03/2010	24/03/2020	2.04							N/A	1,038,944	1,038,944	1,038,944	1,038,944	1,558,189
NACIONAL FINANCIER (3) (7)	NOT	07/11/1990	20/11/2015	2.90							N/A	395,470	0	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							N/A	46	23	0	0	0
SOCIETE GENERALE (1) (8)	YES	14/12/2010	21/12/2020	0.64							N/A	294,360	294,360	294,360	294,360	588,720
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							N/A	364,289	364,289	182,144	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.78							N/A	105,918	105,918	52,959	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.45							N/A	202,752	202,752	101,376	0	0
SOCIETE GENERALE (1) (8)	YES	13/01/2010	13/02/2017	0.45							N/A	51,572	51,572	25,786	0	0
SOCIETE GENERALE (1) (8)	YES	13/12/2010	21/12/2020	0.63							N/A	294,360	294,360	294,360	294,360	588,720
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.37							N/A	259,729	0	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.36							N/A	519,459	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION **CONSOLIDATED**

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
						TIME INTERVAL						TIME INTERVAL				
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
THE EXPORT-IMPORT (1) (7)	YES	07/12/2005	13/02/2017	4.77							N/A	124,707	124,708	62,356	0	0
INT DEV NO PAG	NOT		31/12/2015	0.00							N/A	171,886	0	0	0	0
COMMERCIAL BANKS																
BANCO MERCANTIL DE (6) (11)	NOT	23/12/2014	19/03/2025	4.16	N/A	975,610	975,609	975,610	975,610	6,017,562						
BANCO SANTANDER SA (6) (11)	NOT	12/12/2014	17/03/2015	3.85	N/A	3,500,000	0	0	0	0						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025	4.25	N/A	487,805	487,805	487,805	487,805	3,048,780						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025	4.56	N/A	0	0	0	0	5,000,000						
BBVA BANCOMER SA (6) (11)	NOT	21/11/2014	20/02/2015	3.85	N/A	20,000,000	0	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	29/12/2011	29/12/2016	3.85	N/A	1,166,666	1,101,299	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	29/07/2014	25/07/2024	4.25	N/A	2,600,000	2,600,000	2,600,000	2,600,000	14,817,015						
HSBC MEXICO SA INS (6) (11)	NOT	09/09/2014	25/07/2024	4.25	N/A	400,000	400,000	400,000	400,000	2,188,358						
NACIONAL FINANCIER (6) (7)	NOT	21/12/2012	21/12/2022	6.55	N/A	0	0	0	0	1,998,848						
INT DEV NO PAG	NOT		31/12/2015	0.00	N/A	273,873	0	0	0	0						
BANCO NACIONAL DE (1) (7)	YES	26/06/2003	02/07/2018	5.44							N/A	294,360	294,360	147,181	294,360	0
BBVA BANCOMER SA (1) (8)	NOT	10/12/2010	15/01/2016	1.17							N/A	0	29,436,000	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	18/12/2014	29/01/2015	0.99							N/A	10,302,600	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	02/06/2014	29/01/2015	1.29							N/A	18,397,500	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	20/03/2014	29/01/2015	0.97							N/A	14,718,000	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	02/06/2014	17/02/2015	0.97							N/A	3,679,500	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	29/12/2011	29/12/2016	1.36							N/A	0	2,939,830	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							N/A	54,073	56,999	60,081	63,331	167,558
BANAMEX (1) (7)	NOT	27/03/2012	27/01/2022	3.80							N/A	52,660	54,497	56,791	59,019	196,935
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							N/A	45,360	47,189	49,080	51,006	234,946
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							N/A	45,360	47,189	49,080	51,006	234,946
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	46,999	49,108	50,910	52,749	166,071
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							N/A	52,963	54,811	56,899	58,947	185,936
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	52,566	54,924	56,939	58,996	185,745
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							N/A	46,936	49,119	50,943	52,770	166,069
BBVA BANCOMER (1) (7)	NOT	26/03/2013	30/12/2021	3.50							N/A	45,447	47,306	49,051	50,843	227,041
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023	3.50							N/A	45,251	47,314	49,046	50,733	236,743
MIZUHO BANK LTD NEW (1) (7)	YES	04/12/2014	05/01/2015	0.85							N/A	2,207,700	0	0	0	0
INTESA SANPAOLO SPA (1) (7)	YES	12/12/2014	12/01/2015	1.08							N/A	3,679,500	0	0	0	0
SOCIETE GENERALE (1) (7)	YES	12/12/2014	02/01/2015	0.79							N/A	1,471,800	0	0	0	0
NACIONAL FINANCIER (1) (8)	NOT	17/12/2014	18/12/2017	1.65							N/A	0	0	3,327,556	0	0
INT DEV NO PAG	NOT		31/12/2015	0.00							N/A	43,886	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2014**

AUDITED INFORMATION

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY – TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY – TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER																
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							N/A	402,864	371,875	371,875	371,875	1,363,541
COPFS (1) (8)	YES	01/02/2005	31/07/2017	1.95							N/A	6,785,220	1,522,823	444,772	62,668	0
DEUTSCHE BANK MX (1) (7)	NOT	28/11/2013	28/11/2023	4.45							N/A	185,580	194,009	202,820	212,032	1,213,666
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							N/A	111,026	120,130	129,981	104,435	0
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							N/A	96,817	104,757	113,348	91,070	0
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							N/A	109,844	118,899	128,700	139,309	0
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							N/A	109,844	118,899	128,700	139,309	0
TOTAL BANKS					0	29,403,954	5,564,713	4,463,415	4,463,415	33,070,563	0	79,454,855	48,850,564	20,852,330	15,885,575	18,754,302

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION **CONSOLIDATED**

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX SA INS (6) (11)	NOT	08/02/2010	03/02/2015	3.99	N/A	7,959,780	0	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	15/03/2011	08/03/2016	3.51	N/A	0	9,937,654	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	03/10/2011	10/04/2017	3.54	N/A	0	0	6,942,082	0	0						
BANCO INVEX SA INS (6) (11)	NOT	22/03/2013	23/11/2017	3.49	N/A	0	0	2,499,107	0	0						
BANCO INVEX SA INS (6) (11)	NOT	25/06/2013	23/11/2017	3.49	N/A	0	0	2,505,616	0	0						
BANCO INVEX SA INS (6) (11)	NOT	29/11/2012	23/11/2017	3.49	N/A	0	0	11,448,521	0	0						
BANCO INVEX SA INS (6) (11)	NOT	11/09/2014	28/02/2019	3.35	N/A	0	0	0	0	5,004,816						
BANCO INVEX SA INS (6) (11)	NOT	02/07/2014	28/02/2019	3.36	N/A	0	0	0	0	1,499,851						
BANCO INVEX SA INS (6) (11)	NOT	30/01/2014	28/02/2019	3.36	N/A	0	0	0	0	1,991,722						
BANCO INVEX SA INS (6) (11)	NOT	09/12/2013	28/02/2019	3.36	N/A	0	0	0	0	1,096,116						
BANCO INVEX SA INS (6) (11)	NOT	19/09/2013	28/02/2019	3.36	N/A	0	0	0	0	4,994,636						
BANCO INVEX SA INS (6) (11)	NOT	27/11/2014	19/11/2020	3.45	N/A	0	0	0	0	4,994,871						
BANCO INVEX SA INS (6) (7)	NOT	08/02/2010	27/01/2020	9.10	N/A	0	0	0	0	10,080,816						
BANCO INVEX SA INS (6) (7)	NOT	07/12/2011	24/11/2021	7.65	N/A	0	0	0	0	20,592,870						
BANCO INVEX SA INS (6) (7)	NOT	26/09/2013	12/09/2024	7.19	N/A	0	0	0	0	57,386,911						
BANCO INVEX SA INS (6) (7)	NOT	27/11/2014	12/11/2026	7.47	N/A	0	0	0	0	8,291,352						
BANCO INVEX SA INS (7) (7)	NOT	08/02/2010	27/01/2020	4.20	N/A	0	0	0	0	4,228,657						
BANCO INVEX SA INS (7) (7)	NOT	03/10/2011	20/09/2021	3.55	N/A	0	0	0	0	3,437,740						
BANCO INVEX SA INS (7) (7)	NOT	30/01/2014	15/01/2026	3.94	N/A	0	0	0	0	13,062,534						
BANCO INVEX SA INS (7) (7)	NOT	29/11/2012	11/05/2028	3.02	N/A	0	0	0	0	3,794,515						
SCOTIA INVERLAT CA (6) (7)	NOT	29/07/2005	16/07/2015	9.91	N/A	9,500,000	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	03/04/2009	28/03/2016	9.15	N/A	0	7,499,440	0	0	0						
SCOTIA INVERLAT CA (7) (13)	NOT	23/12/2004	05/12/2019	9.00	N/A	0	0	0	0	7,461,897						
SCOTIA INVERLAT CA (7) (13)	NOT	01/02/2005	05/12/2019	9.00	N/A	0	0	0	0	8,947,261						
INT DEV NO PAG	NOT		31/12/2015	0.00	N/A	2,663,246	0	0	0	0						
CREDIT SUISSE (4) (7)	YES	10/04/2012	10/04/2019	2.50							N/A	0	0	0	0	4,435,394
DEUTSCHE BANK AG (1) (7)	YES	22/10/2007	01/03/2018	5.75							N/A	0	0	0	36,628,215	0
DEUTSCHE BANK AG (1) (7)	YES	14/11/2001	01/02/2022	8.63							N/A	0	0	0	0	2,358,486
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/06/2035	6.63							N/A	0	0	0	0	25,756,500
DEUTSCHE BANK AG (1) (7)	YES	04/06/2008	15/06/2038	6.63							N/A	0	0	0	0	7,310,431
DEUTSCHE BANK AG (2) (7)	YES	07/10/2009	09/01/2017	5.50							N/A	0	0	17,731,085	0	0
DEUTSCHE BANK AG (2) (7)	YES	17/08/2009	06/11/2017	5.78							N/A	0	0	3,557,189	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION **CONSOLIDATED**

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK AG (2) (7)	YES	27/11/2013	27/11/2020	3.13							N/A	0	0	0	0	22,984,931
DEUTSCHE BANK AG (2) (7)	YES	22/02/2005	24/02/2025	5.50							N/A	0	0	0	0	17,810,300
DEUTSCHE BANK AG (2) (7)	YES	16/04/2014	16/04/2026	3.75							N/A	0	0	0	0	17,710,502
DEUTSCHE BANK AG (3) (7)	YES	05/12/2002	05/12/2023	3.50							N/A	0	0	0	0	3,681,000
DEUTSCHE BANK AG (5) (7)	YES	02/06/2009	02/06/2022	8.25							N/A	0	0	0	0	7,986,601
DEUTSCHE BANK AG (8) (7)	YES	26/04/2012	26/04/2017	6.13							N/A	0	0	1,801,286	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	01/04/1998	30/03/2018	9.25							N/A	0	0	0	1,719,710	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/07/2018	3.50							N/A	0	0	0	14,658,189	0
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2019	3.13							N/A	0	0	0	0	7,349,955
DEUTSCHE BANK TRUS (1) (7)	YES	03/02/2009	03/05/2019	8.00							N/A	0	0	0	0	29,176,514
DEUTSCHE BANK TRUS (1) (7)	YES	05/02/2010	05/03/2020	6.00							N/A	0	0	0	0	14,599,221
DEUTSCHE BANK TRUS (1) (7)	YES	21/07/2010	21/01/2021	5.50							N/A	0	0	0	0	44,317,511
DEUTSCHE BANK TRUS (1) (7)	YES	24/01/2012	24/01/2022	4.88							N/A	0	0	0	0	30,647,480
DEUTSCHE BANK TRUS (1) (7)	YES	30/01/2013	30/01/2023	3.50							N/A	0	0	0	0	30,795,227
DEUTSCHE BANK TRUS (1) (7)	YES	01/03/1993	01/12/2023	8.63							N/A	0	0	0	0	1,928,102
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/01/2024	4.88							N/A	0	0	0	0	21,945,181
DEUTSCHE BANK TRUS (1) (7)	YES	15/10/2014	15/01/2025	4.25							N/A	0	0	0	0	14,611,795
DEUTSCHE BANK TRUS (1) (7)	YES	30/12/2004	15/09/2027	9.50							N/A	0	0	0	0	3,323,207
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/1997	16/09/2027	9.50							N/A	0	0	0	0	1,504,592
DEUTSCHE BANK TRUS (1) (7)	YES	30/08/2010	15/06/2035	6.63							N/A	0	0	0	0	15,569,432
DEUTSCHE BANK TRUS (1) (7)	YES	02/06/2011	02/06/2041	6.50							N/A	0	0	0	0	44,266,329
DEUTSCHE BANK TRUS (1) (7)	YES	26/06/2012	27/06/2044	5.50							N/A	0	0	0	0	64,035,977
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2045	6.38							N/A	0	0	0	0	43,765,848
DEUTSCHE BANK TRUS (1) (7)	YES	28/09/2010	28/12/2046	6.63							N/A	0	0	0	0	14,699,816
DEUTSCHE BANK TRUS (1) (8)	YES	18/07/2013	18/07/2018	2.25							N/A	0	0	0	7,350,809	0
THE BANK OF NEW YO (2) (7)	YES	05/08/2004	05/08/2016	6.38							N/A	0	15,138,755	0	0	0
PEMEX FINANCE (1) (7)	YES	14/12/1998	15/11/2018	9.15							N/A	919,875	919,875	919,875	919,875	0
PEMEX FINANCE (1) (7)	YES	27/07/1999	15/08/2017	10.61							N/A	735,900	735,900	551,925	0	0
INT DEV NO PAG	NOT		31/12/2015	0.00							N/A	10,337,810	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
SUMITOMO MITSUI BA (3) (8)	YES	19/09/2008	29/09/2020	0.90							N/A	0	0	0	0	7,852,800
CREDIT AGRICOLE CI (1) (7)	YES	26/07/2012	20/12/2022	1.70							N/A	588,720	588,720	588,720	588,720	2,342,903

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2014**

AUDITED INFORMATION

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022	1.95							N/A	588,720	588,720	588,720	588,720	2,342,003
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022	2.00							N/A	588,720	588,720	588,720	588,720	2,342,744
WELLS FARGO NA (1) (7)	YES	04/11/2013	15/02/2024	2.29							N/A	515,130	515,130	515,130	515,130	2,824,000
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.83							N/A	588,720	588,720	588,720	588,720	3,226,872
WELLS FARGO NA (1) (7)	YES	20/10/2014	15/04/2025	2.38							N/A	367,950	735,900	735,900	735,900	4,767,299
WELLS FARGO NA (1) (8)	YES	30/09/2013	15/02/2024	0.66							N/A	1,103,850	1,103,850	1,103,850	1,103,850	5,776,065
WELLS FARGO NA (1) (8)	YES	14/10/2014	15/04/2025	0.58							N/A	367,950	735,900	735,900	735,900	4,765,738
INT DEV NO PAG	NOT		31/12/2015	0.00							N/A	181,037	0	0	0	0
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	20,123,026	17,437,094	23,395,326	0	156,866,585	0	16,884,382	22,240,190	30,007,020	66,722,458	528,810,756

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION **CONSOLIDATED**

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
PROVEEDORES	NOT				N/A	116,178,295										
TOTAL SUPPLIERS					0	116,178,295					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
OTROS PASIVOS CIRCULANTES	NOT				N/A	29,694,745	1,560,229,559	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	29,694,745	1,560,229,559	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					0	195,400,020	1,583,231,366	27,858,741	4,463,415	189,937,128	0	96,339,237	71,090,754	50,859,350	82,608,033	547,565,058

NOTES

CURRENCIES ACCOUNTING EXCHANGE RATE

(1) DOLLARS DLR 14.71800
(2) EUROS EUR 17.8103
(3) JAPANESE YEN JPY 0.1227
(4) SWISS FRANCS CHF 14.81220
(5) STERLING POUND GBP 22.9483
(6) PESOS MXP 1.00000
(7) UDIS UDI 5.270368
(8) AUSTRALIAN DOLLAR AUD 12.0437

TYPE OF RATE
(7) FIXED RATE
(8) LIBOR RATE
(9) FLOTING RATE
(10) DISCOUNT RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2014**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	7,990,979	117,611,228	1,396,165	20,548,758	138,159,986
CURRENT	7,979,787	117,446,504	1,396,086	20,547,597	137,994,101
NON CURRENT	11,192	164,724	79	1,161	165,885
LIABILITIES POSITION	59,152,819	870,611,189	18,289,581	133,386,350	1,003,997,539
CURRENT	16,904,090	248,794,399	10,111,227	13,017,329	261,811,728
NON CURRENT	42,248,729	621,816,790	8,178,354	120,369,021	742,185,811
NET BALANCE	-51,161,840	-752,999,961	-16,893,416	-112,837,592	-865,837,553

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	14.71800
AUSTRALIAN DOLLAR		12.0437
JAPANESE YENS	JPY	0.1227
STERLING POUNDS	GBP	22.9483
EUROS	EUR	17.8103
SWISS FRANC		14.81220
CANADIAN DOLLAR		12.70600

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS	0	0	0		
FUEL OIL	122	45,677,478	100.00		CFE
DIESEL	389	225,691,894	100.00	PEMEX DIESEL	DISTRIBUITORS
L.P. GAS	281	78,084,309	0.00		DISTRIBUITORS
MAGNA SIN GASOLINE	639	347,895,959	100.00	PEMEX MAGNA	DISTRIBUITORS
PREMIUM GASOLINE	137	80,054,037	100.00	PEMEX PREMIUM	DISTRIBUITORS
JET FUEL	67	36,419,445	100.00		ASA
OTHER REFINED PRODUCTS	74	18,056,219	100.00		DISTRIBUITORS
PETROCHEMICAL PRODUCTS	0	0	0.00		
METHANE DERIVATES (A)	1,210	5,117,427	86.00		
ETHANE DERIVATES (B)	982	15,861,486	40.00		
AROMATICS AND DERIVATES (C)	247	4,179,588	34.00		
PROPYLENES AND DERIVATES (D)	76	6,823,311	20.00		
OTHER PETROCHEMICALS (E)	1,590	3,323,468	0.00		
DRY GAS	3,451	77,813,359	0.00		(F)
SERVICES INCOME	0	11,438,582	0		
	0	0	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,142	475,056,981	0	(G)	(H)
REFINED PRODUCTS (TBD)	195	45,469,764	0		(I)
PETROCHEMICAL PRODUCTS (TT)	432	28,959,674	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	80,804,893	0		
TOTAL	11,034	1,586,727,874			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.
NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2014 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET (AS OF SEPTEMBER 12, 2013, THE PAJARITOS PETROCHEMICAL COMPLEX WAS DIVESTED FROM PEMEX-PETROCHEMICALS).
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE PLANTS ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) PEMEX-PETROCHEMICALS DOES NOT CONSIDER PARTICIPATION TO THE DOMESTIC MARKET OF "OTHER PRODUCTS", SINCE THEY ARE NOT WITHIN THE SCOPE OF THE "MAIN SELECTED PRODUCTS".
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-DECEMBER 2014): 69.4% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 18.8% WAS DISTRIBUTED TO EUROPE, 3.1% TO THE REST OF THE AMERICAN CONTINENT AND 8.8% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-DECEMBER OF 2014 WAS 3.0%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal regulation.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI-TRD also has its own risk management subcommittee which supervises the trading of DFIs.

Market Risk

(i) Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to *London Interbank Offered Rate* (LIBOR) and to Mexican peso *Tasa de Interés Interbancaria de Equilibrio* (TIIE).

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

(ii) Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS Tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices, and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, depending on market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar, which are each swapped against the U.S. dollar, and UDIs which are swapped against the peso.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

As of December 31, 2013, PMI-HBV had outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros. These operations expired in 2014.

Finally, a significant amount of PMI-TRD's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI-TRD's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI-TRD believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI-TRD may implement risk mitigation measures by entering into DFIs.

(iii) Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the fourth quarter of 2014.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013 and to the fourth quarter of 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

(iv) Risk Relating to the Portfolio of Third-Party Shares

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol, S.A. through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. All of the corresponding DFIs expired in 2012, 2013 and 2014; hence, no DFIs relating to these shares remain outstanding as of the fourth quarter of 2014. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

As of December 31, 2014, PMI HBV owned 19,557,003 Repsol, S.A. shares. These shares have no related DFI.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market ("MtM") exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in four cross- currency swaps during 2013 and three cross-currency swaps during 2014. These swaps were used to hedge the exchange rate exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. In addition, during 2014 PEMEX entered into three cross-currency swaps in euros with these characteristics.

According to IFRS 13, "Fair Value Measurement", the fair value or MtM value of a DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. Since October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to guarantees are exercised and, if the guarantees total amount is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. The board of directors of Pemex-Gas and Basic Petrochemicals approves Pemex-Gas and Basic Petrochemicals' credit regulatory framework.

PMI-TRD's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through *CME-Clearport*.

Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*in-house bank*". In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's board of directors.

Fair Value of Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of December 31, 2014 and 2013, the net fair value of PEMEX's DFIs was Ps. (15,897,184) and Ps. 457,158, respectively. As of December 31, 2014 and 2013, PEMEX did not have any DFIs designated as hedges.

For the years ended December 31, 2014 and 2013, PEMEX recognized a net (loss) gain of Ps. (9,438,570) and Ps. 1,310,973, respectively, in the "Derivative financial instruments (cost) income—net" line item with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended December 31, 2014 and 2013, PEMEX has not recognized any effects in its statement of operations, due to embedded derivatives (foreign currency or index).

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos, except as noted, as of December 31, 2014)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Interest Rate Swaps	Hedging	17,569,613	LIBOR USD 3M=0.25560%	LIBOR USD 3M=0.23510%	(180,074)	17,279	1,471,800	1,839,750	1,839,750	1,839,750	1,839,750	8,738,813	0
Currency Swaps	Hedging	152,221,863	MXN = 14.718 1/EUR = 1.2101 1/GBP = 1.5592 JPY = 119.9511 UDI = 5.27037 CHF = 0.99364 AUD = 1.22205 Exchange rates against US dollar.	MXN = 13.4541 1/EUR = 1.2686 1/GBP = 1.6244 JPY = 109.37403 UDI = 5.17863 CHF = 0.9512 AUD = 1.14155 Exchange rates against US dollar.	(13,721,732)	(8,618,103)	1,211,734	758,874	27,681,391	0	20,941,090	101,628,773	0
Currency Swaps with credit linked options	Hedging	16,872,862	1/EUR = 1.2101 JPY = 119.9511 Exchange rates against US dollar.	1/EUR = 1.2686 JPY = 109.37403 Exchange rates against US dollar.	(1,921,766)	(1,065,561)	0	16,872,862	0	0	0	0	0

TABLE 2

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of December 31, 2014)

Derivative Type	Hedging/ Trading	Volume (In MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (In MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Long Swaps	Trading	3,173,172	4.20	3.92	(36,852)	(1,763)	2,743,512	429,660	0	0	0	0	0
Short Swaps	Trading	(3,173,172)	4.20	3.92	40,450	4,276	(2,743,512)	(429,660)	0	0	0	0	
European Call													
Long	Trading	2,554,450	4.20	3.92	1,843	7,625	2,018,500	401,950	134,000	0	0	0	
Short		(2,554,450)			(1,823)	(7,606)	(2,018,500)	(401,950)	(134,000)	0	0	0	

(1) Representative underlying asset value.

Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 3

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(in thousands of pesos, except as noted, open positions as of December 31, 2014)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year (In millions of barrels)						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Futures	Hedging	(1.7)	60.8	104.4	118,140	37,800	(1.7)	0	0	0	0	0	N.A
Exchange Traded Swaps	Hedging	(6.9)	45.2	85.4	1,831,963	211,617	(6.9)	0	0	0	0	0	N.A

(1) Net Volume.

(2) Representative underlying asset value per barrel.

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 528,548,842

TABLE 4

Treasury Financial Derivatives

(in thousands of pesos, except as noted, as of December 31, 2014)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,693,433	LIBOR USD 1M = 0.17125%	LIBOR USD 1M = 0.15650%	(77,229)	(63,797)	196,908	205,257	214,213	223,576	233,284	620,194	0

(1) Representative outstanding underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of September 30, 2014 Ps. 13.4541 = US$1.00 and December 31, 2014 Ps. 14.7180 = US$1.00

FINANCIAL INFORMATION OF PETRÓLEOS MEXICANOS

FILED WITH THE

MEXICAN STOCK EXCHANGE

QUARTER: 04 YEAR: 2014

PRELIMINARY INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2014 AND 31 DECEMBER 2013

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
10000000	**TOTAL ASSETS**	**2,123,320,970**	**2,047,390,353**
11000000	**TOTAL CURRENT ASSETS**	**282,041,019**	**266,913,870**
11010000	CASH AND CASH EQUIVALENTS	117,988,528	80,745,719
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	60,434,549	84,985,515
11030010	TRADE RECEIVABLES	61,028,306	85,682,799
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-593,757	-697,284
11040000	OTHER RECEIVABLES, NET	53,511,600	37,526,496
11040010	OTHER RECEIVABLES	53,511,600	37,526,496
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	48,543,786	56,914,500
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	1,562,556	6,741,640
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	1,562,556	6,741,640
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,841,279,951**	**1,780,476,483**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	27,483,353	34,507,991
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	22,068,779	16,779,501
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0
12020040	OTHER INVESTMENTS	5,414,574	17,728,490
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,783,335,562	1,721,578,741
12030010	LAND AND BUILDINGS	1,298,624,242	1,203,177,675
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,711,147,635	1,665,355,616
12030030	OTHER EQUIPMENT	93,367,671	85,554,340
12030040	ACCUMULATED DEPRECIATION	-1,515,558,153	-1,381,938,931
12030050	CONSTRUCTION IN PROGRESS	195,754,167	149,430,041
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	22,625,113	14,194,710
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	109,279	107,701
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	22,515,834	14,087,009
12070000	DEFERRED TAX ASSETS	951,705	2,493,162
12080000	OTHER NON-CURRENT ASSETS	6,884,218	7,701,879
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	6,884,218	7,701,879
20000000	**TOTAL LIABILITIES**	**2,892,814,917**	**2,232,636,993**
21000000	**TOTAL CURRENT LIABILITIES**	**334,005,856**	**259,190,832**
21010000	BANK LOANS	108,855,463	46,305,610
21020000	STOCK MARKET LOANS	37,007,408	44,371,333
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	116,147,511	106,745,193
21050000	TAXES PAYABLE	42,251,945	41,289,495
21050010	INCOME TAX PAYABLE	11,252,951	35,751,489
21050020	OTHER TAXES PAYABLE	30,998,994	5,538,006
21060000	OTHER CURRENT LIABILITIES	29,743,529	20,479,201

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2014 AND 31 DECEMBER 2013

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	17,459,740	6,284,482
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	12,283,789	14,194,719
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,558,809,061**	**1,973,446,161**
22010000	BANK LOANS	151,906,868	107,899,202
22020000	STOCK MARKET LOANS	845,479,409	642,664,269
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	1,193,225	27,059,698
22050000	OTHER NON-CURRENT LIABILITIES	1,560,229,559	1,195,822,992
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,474,088,528	1,119,207,870
22050050	PROVISIONS	78,422,943	69,209,398
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	7,718,088	7,405,724
30000000	**TOTAL EQUITY**	**-769,493,947**	**-185,246,640**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-769,873,097	-185,750,522
30030000	CAPITAL STOCK	134,604,835	114,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	43,730,591	115,313,691
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-550,130,295	-286,603,419
30080010	LEGAL RESERVE	1,002,130	1,002,130
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-287,605,549	-117,739,916
30080040	NET INCOME FOR THE PERIOD	-263,526,876	-169,865,633
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-398,078,228	-129,065,629
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-408,004,180	-132,392,890
30090030	FOREING CURRENCY TRANSLATION	12,491,583	5,127,480
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	-2,565,631	-1,800,219
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	379,150	503,882

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 DECEMBER 2014 AND 31 DECEMBER 2013

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	96,335,891	68,446,775
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	752,125,186	605,844,647
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	664,965	2,425,920
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	153,085	154,774
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	6,884,219	7,701,798
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS

(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**1,587,755,241**	**365,217,453**	**1,608,204,625**	**409,494,278**
40010010	SERVICES	11,438,582	4,856,420	10,339,357	2,924,993
40010020	SALE OF GOODS	1,576,316,659	360,361,033	1,597,865,268	406,569,285
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**864,620,274**	**241,272,667**	**839,615,174**	**249,223,106**
40021000	GROSS PROFIT	723,134,967	123,944,786	768,589,451	160,271,172
40030000	**GENERAL EXPENSES**	**143,427,598**	**40,848,599**	**131,102,908**	**33,265,007**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**579,707,369**	**83,096,187**	**637,486,543**	**127,006,165**
40050000	**OTHER INCOME (EXPENSE), NET**	**37,505,937**	**11,772,088**	**90,135,686**	**9,474,684**
40060000	**OPERATING PROFIT (LOSS) (*)**	**617,213,306**	**94,868,275**	**727,622,229**	**136,480,849**
40070000	FINANCE INCOME	3,014,187	1,241,786	10,046,672	7,117,626
40070010	INTEREST INCOME	3,014,187	1,241,786	8,735,699	6,982,340
40070020	GAIN ON FOREIGN EXCHANGE, NET	0	0	0	0
40070030	GAIN ON DERIVATIVES, NET	0	0	1,310,973	135,286
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	138,003,848	89,087,719	43,537,976	15,611,120
40080010	INTEREST EXPENSE	51,559,394	17,792,760	39,586,484	11,356,831
40080020	LOSS ON FOREIGN EXCHANGE, NET	77,005,884	67,500,592	3,951,492	4,254,289
40080030	LOSS ON DERIVATIVES, NET	9,438,570	3,794,367	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-134,989,661**	**-87,845,933**	**-33,491,304**	**-8,493,494**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	92,663	-1,812,266	706,710	861,226
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**482,316,308**	**5,210,076**	**694,837,635**	**128,848,581**
40120000	INCOME TAX EXPENSE	746,136,179	121,063,560	864,896,062	206,322,610
40120010	CURRENT TAX	770,299,516	144,378,262	866,703,021	205,924,634
40120020	DEFERRED TAX	-24,163,337	-23,314,702	-1,806,959	397,976
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-263,819,871**	**-115,853,484**	**-170,058,427**	**-77,474,029**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-263,819,871**	**-115,853,484**	**-170,058,427**	**-77,474,029**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-292,995	-85,847	-192,794	-19,892
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-263,526,876	-115,767,637	-169,865,633	-77,454,137

40180000	BASIC EARNINGS (LOSS) PER SHARE	0.00	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0.00	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	-263,819,871	-115,853,484	-170,058,427	-77,474,029
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	-275,603,597	-275,621,143	247,376,029	247,376,029
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	7,524,673	5,645,548	2,440,643	2,620,610
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-765,412	-1,550,303	4,453,495	1,116,428
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-268,844,336**	**-271,525,898**	**254,270,167**	**251,113,067**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR ACCUMULATED	CURRENT YEAR QUARTER	PREVIOUS YEAR ACCUMULATED	PREVIOUS YEAR QUARTER
40300000	**TOTAL COMPREHENSIVE INCOME**	**-532,664,207**	**-387,379,382**	**84,211,740**	**173,639,038**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-124,732	73,151	-194,571	-17,336
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-532,539,475	-387,452,533	84,406,311	173,656,374

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	143,074,787	31,488,720	148,491,704	36,585,600

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

(Thousand Pesos) **Final Printing**

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,587,755,241	1,608,204,625
92000040	OPERATING PROFIT (LOSS) (**)	617,213,306	727,622,229
92000060	NET PROFIT (LOSS) (**)	-263,819,871	-170,058,427
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-263,526,876	-169,865,633
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	143,074,787	148,491,704

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2014**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2013	49,604,835	0	0	0	178,730,591	977,760	-117,739,916	-383,337,573	-271,764,303	698,453	-271,065,850
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	24,370	0	0	24,370	0	24,370
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	65,000,000	0	0	0	-63,416,900	0	0	0	1,583,100	0	1,583,100
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-169,865,633	254,271,944	84,406,311	-194,571	84,211,740
BALANCE AT DECEMBER 31, 2013	114,604,835	0	0	0	115,313,691	1,002,130	-287,605,549	-129,065,629	-185,750,522	503,882	-185,246,640
BALANCE AT JANUARY 1, 2014	114,604,835	0	0	0	115,313,691	1,002,130	-287,605,549	-129,065,629	-185,750,522	503,882	-185,246,640
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	20,000,000	0	0	0	-71,583,100	0	0	0	-51,583,100	0	-51,583,100
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-263,526,876	-269,012,599	-532,539,475	-124,732	-532,664,207
BALANCE AT DECEMBER 31, 2014	134,604,835	0	0	0	43,730,591	1,002,130	-551,132,425	-398,078,228	-769,873,097	379,150	-769,493,947

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**482,316,308**	**694,837,635**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	192,794,683	193,389,912
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	143,074,787	148,491,704
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	-768,000
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	22,645,696	25,608,835
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-92,663	-706,710
50030050	(-) DIVIDENDS RECEIVED	-736,548	-914,116
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	27,903,411	21,678,199
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	130,105,866	40,721,532
50040010	(+) ACCRUED INTEREST	50,909,958	39,303,943
50040020	(+) EXCHANGE FLUCTUATION	78,883,612	3,308,300
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	312,296	-1,890,711
50050000	**CASH FLOWS BEFORE INCOME TAX**	**805,216,857**	**928,949,079**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-666,895,295	-738,612,557
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	9,738,090	5,401,035
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	8,370,714	-66,930
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-2,630,383	-11,065,732
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	9,402,318	45,231,742
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	77,722,712	91,110,120
50060060	+(-) INCOME TAXES PAID OR RETURNED	-769,498,746	-869,222,792
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**138,321,562**	**190,336,522**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-222,629,014	-244,196,356
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-230,640,293	-245,627,554
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	-3,466,447	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	336,095	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	11,141,631	1,431,198
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	117,111,821	10,258,942
50090010	+ BANK FINANCING	246,113,165	119,346,432
50090020	+ STOCK MARKET FINANCING	177,286,310	117,608,601
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-150,220,526	-160,206,279
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-57,234,928	-30,939,812
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	-51,583,100	1,583,100
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-47,249,100	-37,133,100
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED 31 DECEMBER, 2014 AND 2013

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**32,804,369**	**-43,600,892**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**4,438,440**	**5,111,720**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	80,745,719	119,234,891
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**117,988,528**	**80,745,719**

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

FINAL PRINTING

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company) as of December 31, 2014.

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the fourth quarter and year end 2014. The Company encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of its conference call announcing its year end results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on February 27, 2015. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

Quarterly information synthesis, 4Q14

*Total sales during the fourth quarter amounted to MXN 365.2 billion, a 10.8% decrease as compared to the same period of 2013.

* Operating income totaled MXN 94.9 billion, a 30.5% decrease as compared to the fourth quarter of 2013.

* Total hydrocarbons production averaged 3.5 million barrels of oil equivalent per day (MMboed); crude oil production decreased by 6.5%.

* The average price of the Mexican crude oil basket decreased by 27.9%, from USD 92.05 to USD 66.33.

* EBITDA totaled MXN 157.7 billion (USD 10.7 billion).

Accumulated information synthesis as of December 31, 2014

* Total sales amounted to MXN 1,587.8 billion, a 1.3% decrease as compared to total sales recorded during 2013.

* Operating income totaled MXN 617.2 billion, a 15.2% decrease as compared to 2013.

* Total hydrocarbons production averaged 3.6 MMboed; crude oil production decreased by 3.7%.

* The average price of the Mexican crude oil basket decreased by 12.1%, from USD 98.53 to USD 86.56.

* EBITDA totaled MXN 882.2 billion (USD 59.9 billion).

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

FINAL PRINTING

* During 2014, and especially during the fourth quarter of 2014, the Company's financial results were severely affected by external factors to the Company's operations, such as the Mexican peso depreciation against the U.S. dollar, and a decrease of interest rates on Mexico's government bonds. The first factor had a significant effect on the income statement, due to a change in valuation of financial debt. The second one had a direct impact on the discount rate used for the calculation of the net cost of employee benefits and therefore on our income statement.

FINANCIAL RESULTS, 4Q14

Total sales
During the fourth quarter of 2014, total sales decreased by 10.8%, or MXN 44.3 billion, as compared to the same period of 2013, primarily as a result of:
- a 25.1%, or MXN 43.9 billion decrease in exports, mainly due to a 27.8%, or MXN 37.9 billion decrease in exports of crude oil and condensates. Crude oil price decreased by 27.9%, from USD 92.05 per barrel during the fourth quarter of 2013 to USD 66.33 per barrel during the same quarter of 2014. In addition, export volumes decreased by 2.7%, from 1,234 Mbd to 1,201 Mbd; and
- a 6.9%, or MXN 12.2 billion decrease in domestic sales of gasoline and diesel, net of IEPS (Special Tax on Production and Services in Spanish). The price effect had a negative impact of MXN 12.7 billion on this reduction, although it was partially offset by an increase in sales volume by MXN 0.5 billion.

Gross & Operating Income
During the fourth quarter of 2014, gross income decreased by 22.7%, or MXN 36.3 billion, as compared to the same period of 2013, primarily due to:
- a MXN 44.3 billion reduction on total sales; and
- an MXN 8.0 billion decrease in cost of sales, due to the resumption of operations at the Deer Park refinery in Texas (a partnership with Shell Oil), as well as a 19.6% increase in the volume of purchases for resale.

In addition, operating income totaled MXN 94.9 billion, which represents a 30.5%, or MXN 41.6 billion decrease, as compared to the same period of 2013. This decrease resulted in part from an increase in the net cost of employee benefits during this period, which primarily impacted administrative expenses due to the reclassification of expenses associated with certain current and retired employees from cost of sales and transportation and distribution expenses to administrative expenses, as well as a decrease in the discount rate from 8.45% in 2013 to 6.98% in 2014.

During the fourth quarter of 2014, the net cost of employee benefits recorded under cost of sales and general expenses increased by 42.2%, or MXN 9.8 billion, due to the decrease in the discount rate described above. Excluding the net cost of employee benefits during this period, costs and operating expenses decreased by MXN 10.2 billion, or 3.9%, as compared to the same period of 2013.

Depreciation and amortization, on the other hand, decreased by 13.9%, or MXN 5.1 billion, primarily due to the impact on depreciation of the recognition of impairment charges recorded in previous periods.

Composition of Net Income (Loss)

During the fourth quarter of 2014, THE COMPANY recorded a net loss of MXN 115.9 billion, primarily as a result of:

- operating income of MXN 94.9 billion;
- net interest expense of MXN 16.6 billion;
- a foreign exchange loss of MXN 67.5 billion; and
- taxes and duties of MXN 121.1 billion.

During the fourth quarter of 2014, the ratio of taxes and duties paid to income before taxes and duties was 2,323.7%, as compared to 160.1% during the same period of 2013. In addition, the ratio of taxes and duties paid to operating income was 127.6% during the fourth quarter of 2014, as compared to 151.2% during the same period of 2013.

Evolution of Net Income (Loss)

The increase in net loss during the fourth quarter of 2014 is primarily explained by:

- a 30.5%, or MXN 41.6 billion decrease in operating income;
- a MXN 12.2 billion increase in net interest expense, due to increased financial debt;
- a MXN 3.9 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies other than the Mexican peso in which the Company has issued debt;
- a MXN 63.2 billion foreign exchange loss, as a result of an 8.6% depreciation of the Mexican peso relative to the U.S. dollar during the fourth quarter of 2014, as compared to a 0.5% depreciation of the Mexican peso relative to the U.S. dollar during the same period of 2013; and
- a 41.3%, or MXN 85.3 billion decrease in taxes and duties, due to a decline in the production and price of the Mexican crude oil basket.

As a result, the Company recorded a net loss of MXN 115.9 billion during the fourth quarter of 2014, as compared to MXN 77.5 billion during the same period of 2013.

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

FINAL PRINTING

The Company's consolidated financial statements are presented in Mexican pesos, which is both its functional currency and reporting currency. However, the majority of the Company's revenues is denominated in U.S. dollars or indexed to the U.S. dollar and with the exception of labor costs, the Company's expenses are payable in U.S. dollars or in Mexican pesos indexed to the U.S. dollar.

Comprehensive Income (Loss)
During the fourth quarter of 2014, other comprehensive results decreased by 208.1% or MXN 522.6 billion, to a comprehensive loss of MXN 387.4 billion. This decrease resulted primarily from the difference between the 8.45% discount rate used to calculate the net cost of employee benefits in 2013 and the 6.98% discount rate used in 2014.

As a result of the previous, the comprehensive loss during the fourth quarter of 2014 amounted to MXN 387.4 billion.

<u>FINANCIAL RESULTS AS OF DECEMBER 31, 2014</u>

Total sales
During 2014, total sales decreased by 1.3%, or MXN 20.4 billion, as compared to 2013, primarily due to an 8.2%, or MXN 56.4 billion decrease in exports, as a result of a MXN 72.9 billion decrease in exports of crude oil and condensates. This decrease is explained by a MXN 51.5 billion decrease in sales prices, and a MXN 21.4 billion decrease in sales volume. The price of crude oil decreased by 12.1%, from USD 98.53 per barrel during 2013 to USD 86.56 per barrel in 2014. In addition, export volumes decreased by 3.9%, from 1,189 Mbd to 1,142 Mbd. The decrease in crude oil exports was partially offset by a MXN 17.0 billion increase in exports of petroleum products, which was primarily driven by a 49.1% increase in the volume of fuel oil exports.

This decrease was partially offset by a MXN 34.8 billion, or 3.8% increase in domestic sales, as compared to 2013.

Gross & Operating Income
During 2014, gross income decreased by 5.9%, or MXN 45.5 billion, as compared to 2013, primarily due to:
- a MXN 20.4 billion decrease on total sales; and
- a MXN 25.0 billion, or 3.0% increase in cost of sales, primarily as a result of a MXN 15.4 billion increase in purchases for resale, mainly of natural gas, diesel and jet fuel. In addition, natural gas and LPG (liquefied petroleum gas) prices increased by 21.4% and 18.8%, respectively.

In addition, operating income decreased by 15.2%, or MXN 110.4 billion.

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

FINAL PRINTING

A significant portion of the goods and services related to the Company's strategic operations are priced in U.S. dollars or in Mexican pesos indexed to the U.S. dollar. As a result, the depreciation of the Mexican peso against the U.S. dollar results in an increase in costs.
Illegal theft of fuel oil, on the other hand, has a negative impact on operating costs and expenses. During 2014, illegal tapping activities increased and had an additional negative impact on our financial statements.

During 2014, costs and operating expenses (cost of sales, transportation and distribution expenses and administrative expenses) increased by MXN 37.3 billion, or 3.8%. Excluding the net cost of employee benefits during this period, costs and operating expenses increased by MXN 30.9 billion, or 3.6% as compared to the same period of 2013. The net cost of employee benefits recorded under cost of sales and general expenses increased by 5.6%, primarily due to a decrease in the discount rate used for its calculation from 6.90% in 2013 to 8.45% in 2014.

Composition of Net Income (Loss)

During 2014, the Company recorded a net loss of MXN 263.8 billion, primarily as a result of:
- operating income of MXN 617.2 billion;
- net interest expense of MXN 48.5 billion;
- costs associated to financial derivatives of MXN 9.4 billion;
- a foreign exchange loss of MXN 77.0 billion; and
- taxes and duties of MXN 746.1 billion.

During 2014, the ratio of taxes and duties paid to income before taxes and duties was 154.7% and the ratio of taxes and duties paid to operating income was 120.9%.

Working Capital

As of December 31, 2014, working capital totaled MXN (52.0) billion, primarily as a result of a MXN 55.2 billion increase in short-term financial debt.

Financial Debt

Total financial debt increased by 35.9%, to MXN 1,143.2 billion (USD 77.7 billion), primarily due to the financing activities carried out during the period.

During 2014, Petróleos Mexicanos and PMI's total financing activities amounted to MXN 426.6 billion (USD 29.0 billion). Total debt payments made during the period amounted to MXN 207.5 billion (USD 14.1 billion).

The Company's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

2014 Activity
During 2014, the Company spent MXN 356.8 billion (USD 26.8 billion, at the average exchange rate for 2014, of MXN 13.2973 = USD 1.00) on investment activities, which represents 99.9% of the total investment of MXN 357.5 billion that were programmed for the year. These investments were allocated as follows:
- MXN 301.7 billion to Pemex-Exploration and Production (including maintenance expenditures), MXN 35.1 billion of which were allocated to exploration;
- MXN 39.8 billion to Pemex-Refining;
- MXN 7.5 billion to Pemex-Petrochemicals;
- MXN 4.8 billion to Pemex-Gas and Basic Petrochemicals; and
- MXN 3.0 billion to Petróleos Mexicanos Corporate.

Original 2015 Budget
The Mexican Congress originally approved a 2015 investment budget for the Company of MXN 366.4 billion (USD 27.3 billion, at the average exchange rate established in the Economic Package Fiscal Year 2015 of MXN 13.40 = USD 1.00) in 2014. These investments were expected to be allocated as follows:
- MXN 299.5 billion to Pemex-Exploration and Production (including maintenance expenditures), MXN 38.6 billion of which were allocated to exploration;
- MXN 50.7 billion to Pemex-Refining;
- MXN 8.2 billion to Pemex-Gas and Basic Petrochemicals;
- MXN 5.5 billion to Pemex-Petrochemicals; and
- MXN 2.5 billion to Petróleos Mexicanos Corporate.

Adjustment to the 2015 Budget
In order to meet the financial balance (amount is constructed under Mexican governmental accounting and equivalent to the following items in cash flow: sales minus operating costs and expenses, minus investment expense, minus taxes and duties, and minus financial debt service) goal of MXN (155) billion established by the Mexican Congress for 2015, a MXN 62.0 billion, or 11.5% cut has been made to the Company's budget. The budgetary adjustment program was based on the following principles:
- minimizing the impact on crude oil and gas production;
- minimizing the impact on the reserves replacement rate;
- maintaining the capacity to supply petroleum products to the domestic market;
- minimizing the impact on safety and reliability of the Company's facilities, in compliance with environmental regulations;

- minimizing the potential impact on future competitiveness, in the domestic petroleum products market; and
- increasing the Company's profitability.

Among other important actions taken by PEMEX to meet its 2015 financial balance goal were the implementation of the Austerity and Rational Use of Resources Program, and the postponement of revamps of refineries and of the clean fuels project associated with ultra-low sulfur gasoline and diesel.

<u>2015 Budget</u>

As a result of the budget adjustment, the Company expects to invest approximately MXN 307.6 billion (USD 23.0 billion, at the average exchange rate established in the Economic Package Fiscal Year 2015 of MXN 13.40 = USD 1.00) during 2015. These investments are expected to be allocated as follows:

- MXN 253.0 billion to Pemex-Exploration and Production (includes maintenance expenditures);
- MXN 41.9 billion to Pemex-Refining;
- MXN 6.8 billion to Pemex-Gas and Basic Petrochemicals;
- MXN 4.0 billion to Pemex-Petrochemicals; and
- MXN 1.8 billion to Petróleos Mexicanos Corporate.

Financing Activities 2014

<u>Capital Markets</u>

On November 27, 2014, the Company issued the following series of its *Certificados Bursátiles* (publicly traded notes) for an aggregate amount of MXN 15.0 billion:

- MXN 5.0 billion due in 6 years, at TIIE+15 basis points (PEMEX 14);
- MXN 8.3 billion due in 12 years, at 7.47% (PEMEX 14-2); and
- the equivalent of approximately MXN 1.7 billion in UDIs (Investment Units) due in 11 years, at 3.94% (PEMEX 14U reopening).

<u>Bank Loans</u>

On December 19, 2014, the Company obtained a bank loan for MXN 10.0 billion due in 10 years (a MXN 5.0 billion divided between a MXN 5.0 billion "bullet" tranche and a MXN 5.0 billion tranche payable on a quarterly basis).

On December 23, 2014, the Company entered into a bank loan for MXN 10.0 billion due in 2024 with quarterly amortizations.

<u>COPFs</u>

During the fourth quarter of 2014, no provisions were carried out through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production.

Liquidity Management

On November 19, 2014, the Company entered into a 5-year syndicated revolving credit line for MXN 20.0 billion.

As of December 31, 2014, the Company held syndicated revolving credit lines for liquidity management for USD 2.5 billion and MXN 23.5 billion. By the end of 2014, these lines were fully drawn.

Financing Activities 2015

Capital Markets

On January 23, 2015, the Company issued the following series of securities for an aggregate amount of USD 6.0 billion:

- USD 1.5 billion 3.50% Notes due in 5.5 years;
- USD 1.5 billion 4.50% Notes due in 11 years; and
- USD 3.0 billion 5.625% due in 31 years.

On February 11, 2015, the Company issued the following series of its *Certificados Bursátiles* for an aggregate amount of MXN 24.3 billion in reopenings of PEMEX 14, PEMEX14-2 and PEMEX 14U:

- MXN 4.3 billion due in 6 years, at TIIE plus 15 basis points (PEMEX 14);
- MXN 17.0 billion due in 12 years, at 7.47%, of which MXN 9.0 billion was distributed to foreign investors; this series is eligible for clearance through Euroclear (PEMEX 14-2); and
- the equivalent of approximately MXN 3.0 billion in UDIs due in 11 years, at 3.94% (PEMEX 14U).

Bank Loans

On January 16, 2015, the Company entered into a bank loan for MXN 7.0 billion due in 1 year.

On February 17, 2015, the Company replaced an existing bank loan for USD 2.0 billion due in 5 years.

Liquidity Management

On February 5, 2015, a USD syndicated credit line was increased from USD 1.25 billion to USD 3.25 billion.

As of February 27, 2015, the Company holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion.

OPERATING RESULTS, 4Q14

Exploration & Production 4Q14

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

Crude Oil Production

During the fourth quarter of 2014, total crude oil production averaged 2,360 Mbd, a 6.5% decrease as compared to the same period of 2013. This variation was primarily due to:

- a 10.2% decrease in the production of heavy crude oil, as a result of an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit, as well as a natural decline in production at the fields of the same business unit in the Northern Marine Region.
- a 10.8%, or 34 Mbd decrease in extra-light crude oil production, primarily due to an increase in the fractional water flow of wells of the Pijije and Sen fields of the Samaria-Luna business unit, a natural decline of the Costero field, as well as an increase in the fractional water flow with high salt concentration of wells of the Teotleco and Juspi fields in the Macuspana-Muspac business unit of the Southern region. It is worth mentioning, that the initiation of production at the Xux field in the Southwestern Marine region in June 2014, contributed an average of 35.3 Mbd to total crude oil production by the end of December.

This decrease was partially offset by:

- a 0.9%, or 8 Mbd increase in production of light crude oil, primarily due to the development of the Tsimín, Onel and Xanab fields in the Southwestern Marine region, and of the Kambesah field in the Northeastern Marine region. Altogether, these fields reached an average production of 186 Mbd by the end of the fourth quarter of 2014.

Natural Gas Production

During the fourth quarter of 2014, natural gas production (not including nitrogen) increased by 0.1%, or 7 MMcfd, as compared to the same quarter of 2013, primarily as a result of a 10.1% increase in non-associated gas production at the Burgos business unit in the Northern region.

The increase in natural gas production was partially offset by a 3.9% decrease in associated gas production, primarily due to:

- an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo and Samaria Luna business units in the Southern region; and
- a natural decline in production at the fields of the Abkatún-Pol Chuc business unit in the Southwestern Marine region.

This decline was partially offset by a 186 MMcfd increase in associated gas production during the period at the Cantarell business unit in the Northeastern Marine region.

Gas Flaring

For the fourth quarter of 2014, gas flaring increased by 124 MMcfd when compared to the same period of 2013, primarily due to increased levels of associated gas extraction in the marine regions, as well as capacity limitations to handle and transport natural gas. The previous was primarily caused by delays in the completion of works for gas utilization, a lack of standby equipment for gas-lifting turbo compressors, and problems with compression equipment located on marine rigs.

Operational Infrastructure

During the fourth quarter of 2014, the average number of operating wells totaled 9,545, a 1.8% decrease as compared to the average number of operating wells during the same quarter of 2013.

The completion of wells decreased by 35.8%, from 187 to 120 wells, mainly due to a decrease in the completion of development and exploration wells:

- the decrease in the completion of development wells was a result of a scheduled reduction of activities at the Aceite Terciario del Golfo and Poza Rica-Altamira business units in the Northern region and at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units in the Southern region; and
- the decrease in the completion of exploration wells was a result of a scheduled reduction of activities at the Burgos and Cuencas del Sureste Terrestre business units, in the Northern and Southern region, respectively.

Seismic Information

During the fourth quarter of 2014, PEMEX acquired 334 km of 2D seismic data, by focusing its two-dimensional acquisition efforts on the Sur de Burgos and Marland studies. No additional 3D seismic data was acquired during this period.

Discoveries

As a result of the exploratory activities carried out during the fourth quarter of 2014, the Nat-1 well led to a better understanding of the production potential of gas formations in the deep waters of the Gulf of Mexico.

In addition, the Céfiro-1 well confirmed the presence of shale dry gas, which has increased the production potential of such formations in Mexico.

Exploration & Production 2014

Crude Oil Production

During 2014, crude oil production totaled 2,429 Mbd, a decrease of 93 Mbd, or 3.7%, as compared to 2013, primarily due to:

- a 7.3% decrease in production of heavy crude oil due to a natural decline in production of fields located in the Cantarell business unit of the Northeastern Marine region and an increase in the fractional water flow of its wells; and
- a 3.5% decrease in production of extra-light crude oil, primarily due to an increase in the fractional water flow of wells of the Pijije and Sen fields in the Samaria Luna business unit of the Southern region, as well as a natural decline in production of fields of the Crudo Ligero Marino project in the Southwestern Marine region. It is worth mentioning, that the initiation of production at the Xux field in the Southwestern Marine region in June 2014, contributed an average of 35.3 Mbd to total crude oil production by the end of December.

The decrease in crude oil production was partially offset by a 2.0% increase in light crude oil production, mainly driven by increases in production at the Onel and Chuhuk fields of the Abkatún-Pol Chuc business unit, at the Tsimin and Xanab fields of the Litoral de Tabasco business unit, at the Kambesah field of the Cantarell business unit and at the Gasífero and Bedel fields of the Veracruz business unit. Altogether, this group of fields reached an increase in production of approximately 140 Mbd in twelve months (12/31/13 -12/31/14).

In addition, the Tsimin-Xux project improved the average amount of time between the point of discovery and the commencement of production from 7 to 3.5 years. In fact, this project reached its 100 Mbd of crude oil production target five months ahead of schedule.

Natural Gas

During 2014, natural gas production increased by 1.4%, totaling 5,758 MMcfd, primarily due to a 3.3% increase in associated gas production at the Ku Maloob Zaap and Cantarell business units of the Northeastern Marine region, and at the Litoral de Tabasco business unit of the Southwestern Marine region.

This increase was partially offset by a 2.9% decrease in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the completion of wells at the Burgos and Veracruz business units of the Northern region.

Gas Flaring

During 2014, gas flaring increased by 122 MMcfd due to:
- scheduled maintenance and non-scheduled shutdowns of compression equipment located on marine rigs;
- climate events that originated delays on the maintenance program execution; and
- capacity limitations to handle and transport natural gas.

As a result, the natural gas use as a percentage of production was 95.7% during 2014.

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

CONSOLIDATED

FINAL PRINTING

Operational Infrastructure

During 2014, the average number of operating wells decreased by 2.8% to 9,558, as compared to 2013.

The completion of wells decreased by 35% during 2014, from 823 to 535 wells, mainly due to a decrease in the completion of development and exploration wells:
- the decrease in the completion of development wells resulted primarily from a scheduled reduction of activities at the Aceite Terciario del Golfo and Poza Rica-Altamira business units in the Northern region and at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units in the Southern region; and
- the decrease in the completion of exploration wells was mainly due to a scheduled reduction of activities at the Burgos and Cuencas del Sureste Terrestre business units in the Northern and Southern regions, respectively.

Seismic Information

During 2014, the Company focused its two-dimensional acquisition efforts on the following studies:
- Zapatero-Pénjamo: a study of crude oil, gas and condensates in the Yucatán platform;
- Sur de Burgos: a study of non-conventional formations;
- Loma Bonita: a study of crude oil in the Veracruz basin; and
- Salsomera: a study of subsalt formations in the Veracruz basin.

Additionally, the Company acquired two-dimensional development data from the Marland 2D study, which is part of the Enhanced Oil Recovery Reengineering Program associated with the Tamaulipas-Constitución project.

In addition, the Company focused its 3D seismic data acquisition efforts on the following studies:
- Jaltepec: a study of crude oil in the Veracruz basin;
- Anhélido: a study of non-conventional formations;
- Centauro 3D WAZ: a study of the Subsalt Belt; and
- a study on areas with high salt concentration and complexity located towards the south of the Subsalt Belt.

Finally, three-dimensional development data was acquired through the Ku-Maloob-Zaap 3D-3C study.

Discoveries

During 2014, PEMEX focused its exploration activities in the following producer prospects:
i) Southeastern Basin:

- The drilling of the Tlacame-1 well for heavy crude oil, the Santuario-401 well for light crude oil and the Arroyo Zanapa-201 well for light crude oil led to a better understanding of the production potential of the Southeastern basin.

ii) Deep Waters of the Gulf of Mexico:
- Favorable well logs were recorded at the Exploratus-1 well, which confirmed the production potential of this region of the deep waters of the Gulf of Mexico. Moreover, the Nat-1 and Hem-1 wells continued to quantify the production potential of gas formations in the Catemaco Fold Belt.

iii) Shale Resources:
- The Santa Anita 501 and 601 wells were drilled in conventional formations of the Burgos basin, each of which led to initial production of over 5 MMcfd of wet gas. In addition, the Céfiro-1 and Tangram-1 wells led to a better understanding of the production potential of non-conventional formations located in the northeastern portion of the country, especially in the Eagle Ford formation.

Exploration & Production Projects

Compression Platform in Tsimin-Xux

On November 25, 2014, Petróleos Mexicanos installed the compression platform CA-Litoral-A in the Tsimin-Xux development project; this platform will be the first one to be installed with the float-over method in the Gulf of Mexico.

CA-Litoral A has a separation capacity of 200 Mbd of crude oil and 600 MMcfd of gas and was built in shipyards located in Mexico by Dragados Offshore de México, S.A. de C.V. The platform is an octopod that is 53 meters high and weighs over 14 Mt. It has three high-pressure turbo-compressor modules, two high-pressure gas dehydration plants, three turbo-generators, two sour-gas sweetening plants, a high-pressure elevated gas burner, an emergency motor generator and auxiliary services installations.

Industrial Transformation 4Q14

Crude Oil Processing

During the fourth quarter of 2014, total crude oil processing decreased by 7.4%, as compared to the same period of 2013, primarily due to:
- scheduled maintenance cycles;
- non-scheduled maintenance and overhaul works; and
- operational problems resulting from the quality of crude oil supplied by producing areas.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 3.3 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

The Company's usage of its primary distillation capacity decreased by 7.0 percentage points, primarily due to maintenance cycles, overhaul projects and the operational problems described above.

Production of Petroleum Products
During the fourth quarter of 2014, total petroleum products output decreased by 8.3%, as compared to the same period of 2013, primarily due to a decrease in the amount of crude oil processed during this period.

Variable Refining Margin
During the fourth quarter of 2014, the Company's NRS recorded a negative variable refining margin of USD 0.96 per barrel, USD 0.44 per barrel above the margin recorded during the fourth quarter of 2013. This increase was primarily due to better market conditions and distillate yields obtained at the NRS, despite a decrease in inventory valuation, resulting from lower prices of crude oil.

Natural Gas Processing and Production
During the fourth quarter of 2014, natural gas processing decreased by 1.8%, as compared to the same period of 2013, in response to the decreased availability of sour wet gas from both the offshore and onshore regions. As a result, dry gas and natural gas liquids production decreased by 0.1% and 2.2%, respectively, as compared to the same period of 2013.

Condensates processing increased by 2.3% during the third quarter of 2014 as compared to the same period of 2013, primarily due to an increased supply of condensates from the Northern region.

Petrochemicals Production
During the fourth quarter of 2014, the production of petrochemical products decreased by 7.0%, or 91 Mt, as compared to the same period of 2013, primarily due to the following:
- a 32 Mt decrease in production in the ethane derivatives chain, mainly due to scheduled maintenance cycles that were carried out during 2014, which resulted in a decrease in production of polyethylene and ethylene oxide;
- a 29 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide, in response to a decline in demand for urea, as well as scheduled maintenance cycles in the methanol plant; and

- a 28 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of amorphous gasoline, heavy naphtha and sulfur in response to preventative maintenance activities at the continuous catalytic regeneration (CCR) plant.

This decrease was partially offset by an 11 Mt increase in production in the aromatics and derivatives chain, due to greater output volumes of xylenes and styrene.

Industrial Transformation 2014

Crude Oil Processing

During 2014, total crude oil processing totaled 1,155 Mbd, a 5.6% decrease as compared to 2013, primarily explained by scheduled maintenance cycles, non-scheduled maintenance and overhaul works, as well as operational problems resulting from the quality of crude oil supplied by producing areas.

The ratio of heavy crude oil to total crude oil processed by the NRS was 43.2%, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

During 2014, the Company's usage of its primary distillation capacity decreased by 4.0 percentage points, as compared to 2013, to 69.1% of its total capacity, due to the maintenance activities and overhaul works described above.

Production of Petroleum Products

During 2014, total petroleum products output decreased by 4.7%, as compared to 2013, as a result of a decrease in the amount of crude oil processed.

Variable Refining Margin

By the end of 2014, the NRS recorded a variable refining margin of USD 1.76 per barrel, as compared to a negative variable refining margin of USD 1.84 per barrel by the end of 2013. This is broadly explained by better market conditions in prices of oil and refined products, improved performance of gasolines and the processing of a heavier crude oil slate.

Natural Gas Processing and Production

During 2014, natural gas processing decreased by 1.4%, as compared to 2013, in response to the decreased availability of sweet wet gas from the Burgos business unit.

Condensates processing, on the other hand, increased by 5.0%, primarily due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production decreased by 1.4%, or 53 MMcfd, while natural gas liquids production recorded an increase of 0.6%, due to an increase in the supply of sour wet gas in the marine regions.

Petrochemicals Production

During 2014, production of petrochemical products totaled 5,251 Mt, a 3.7% decrease as compared to 2013. This decrease is primarily explained by:

- a 143 Mt decrease in production in the ethane derivatives chain, mainly due to the transfer of vinyl chloride and muriatic acid production to the joint venture between Pemex-Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V. on September 12, 2013, and is no longer on our records. In addition, the production of high- and low-density polyethylene decreased as a result of non-programmed shutdowns of operations;
- a 71 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to operational problems, repair works and obsolete plants, as well as a decrease in output of carbon dioxide, as a result of a decline in demand for urea; and
- a 100 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur and amorphous gasoline.

This decrease was partially offset by:

- a 99 Mt increase in production in the aromatics and derivatives chain, primarily due to the stabilization of the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex; and
- a 61 Mt increase in production in the propylene and derivatives chain, due to increased availability of propylene, and to the stabilization of the acrylonitrile production plant.

<u>Industrial Transformation Projects</u>

Los Ramones

On December 2, 2014, phase one of the Los Ramones natural gas pipeline project, which has the capacity to import up to 2.1 MMMcfd of natural gas, began operating. The phase one pipeline runs from Agua Dulce at the Texas border near Tamaulipas, to Los Ramones, Nuevo León.

In total, the Los Ramones project requires an investment of approximately USD 2.5 billion and measures 1,021 kilometers in length from Agua Dulce, Texas to Apaseo el Alto, Guanajuato.

Interoceanic Corridor

On January 2, 2015, President Enrique Peña Nieto, inaugurated the first stage of the "Interoceanic Corridor," a transportation system that is expected to reduce transportation time between the Gulf of Mexico and the Pacific ocean from 16 to 7 days. With an estimated investment of USD 1.4 billion, the project entails both the overhaul of existing infrastructure and the construction of new infrastructure. The key features of this project are as follows:

- The construction of new natural gas and liquefied petroleum gas (LPG) pipelines running from the Pajaritos marine terminal in Coatzacoalcos, Veracruz and to the Salina Cruz refinery in Oaxaca.
i) Currently, there are three compression stations and a pipeline measuring 12 inches in diameter that has a capacity of 90 MMcfd of natural gas.
ii) The availability of natural gas at the Salina Cruz refinery is expected to allow for the replacement of approximately 4.38 MMb of fuel oil with natural gas per year, thereby reducing approximately 450 Mt of carbon dioxide emissions per year, in addition to the reduction of 50 Mt of sulfur oxide per year.
- The renovation of the Salina Cruz marine terminal, allows the Company to resume crude oil exports to Asia, North and South America without having to cross through the Panama Canal.

LNG Project in the Pacific Coast

On November 5, 2014, the Company announced a project focused on the development of facilities for the liquefaction of natural gas in the Pacific coast, which will require an estimated investment of USD 6.0 billion. The Company expects to establish alliances with partners that can provide operational expertise and financial capital for the development of these new facilities.

This project constitutes the second stage of the Interoceanic Corridor, and is aimed at transporting the natural gas produced in the Gulf of Mexico through the Tehuantepec Isthmus for processing and export to Asia and Oceania. Operations are expected to begin by 2020. Since November 2014, technical, economic and infrastructure studies have been conducted to determine the ideal location for the new facilities.

Pemex Gas Stations

As of December 31, 2014, a total of 10,830 PEMEX gas stations were registered, which is 414 more than the number registered as of December 31, 2013.

Crude Oil Exchange

On January 8, 2015, the Company announced that in 2014 it had presented to the Bureau of Industry and Security of the U.S. Department of Commerce a proposal for a crude oil exchange. Through this exchange, Petróleos Mexicanos would import up to 100 Mbd of light crude oil and condensates, which would be used to improve the refining activities of the Tula, Salamanca and Salina Cruz refineries. In addition, the Company would export heavy crude oil that could be processed at U.S. refineries with coker facilities. As of the date of this report, negotiations are ongoing.

The amount of crude oil that would be exported in connection with this exchange does not represent an addition to the amount currently exported to the United States.

Through this exchange, the Company anticipates the following improvements in its refining processes:

i) an increase in gasoline and diesel production;
ii) a reduction in production of fuel oil and refined products with high sulfur content; and
iii) an improvement in installed utilization capacity.

Tula Refinery Revamping & Construction of a Storage and Distribution Facility

On December 3, 2014, the Company announced:
- the start of the revamping of the Tula refinery which is expected to require an investment of USD 4.6 billion. Upon completion of the revamping, the refinery is expected to produce approximately 173 Mbd of ultra-low sulfur (ULS) gasoline, 104 Mbd of ULS diesel and 21 Mbd of jet fuel; and
- the construction of a new storage and distribution facility with an estimated investment of USD 1.2 billion. The facility will be built on 113 hectares of land adjacent to the Tula refinery.

As described further below, these projects were subsequently postponed pursuant to the 2015 PEMEX's budget adjustment plan.

Cogeneration Plants at the Tula and Cadereyta Refineries

On October 27, 2014, the Company signed memoranda of understanding (MOUs) with the Mexican-Canadian consortium, Hermes-Atco, and Mitsui, the Japanese company, to jointly implement projects involving the development of cogeneration plants at the Tula and Cadereyta refineries. The main characteristics of these projects are described below:

Tula

- Counterparty: Consorcio Hermes-Atco
- Electric energy generation capacity: 638 mega-watts (MW)
- Steam generation capacity: 1,247 tons-hour (Th)
- Estimated Start of Commercial operation: second half of 2017
- Estimated Investment: USD 820 million

Cadereyta

- Counterparty: Mitsui
- Electric energy generation capacity: 380 MW
- Steam generation capacity: 760 Th
- Estimated Start of Commercial operation: second half of 2017
- Estimated Investment: USD 590 million

Underground LPG Storage

On December 15, 2014, Pemex-Gas and Basic Petrochemicals, a subsidiary of Petróleos Mexicanos, and Cydsa, S.A., a Mexican company, signed an agreement to develop a salt cavern for underground LPG storage in Coatzacoalcos, Veracruz. The storage facility is expected to have a capacity of 1.8 MMb.

The project, the first of its kind in Latin America, includes the construction of above-ground infrastructure for the handling and transportation of up to 120 Mbd of LPG per day. This project is expected to require a total investment of approximately USD 130 million and commercial operations are expected to begin in 2016.

Camargo Ammonia Plant Overhaul

On December 9, 2014, the Company began overhaul works at the ammonia plant located in Camargo, Chihuahua, which has been inactive since 2002. With an estimated USD 35.0 million investment, the renovated plant is expected to produce 132 Mt of ammonia per year once it becomes operational during the first half of 2016. An additional USD 60 million is expected to be invested in a new natural gas compression station in Camargo.

Fertilizers

On December 9, 2014, the Company announced initiatives related to the ammonia-fertilizer chain that are intended to meet the following goals:

- recover 2 MMt of ammonia production capacity in five of its plants by 2016;
- integrate the gas-ammonia-fertilizer chain; and
- create the productive subsidiary Fertilizantes (Fertilizers), which will subsequently be converted into an affiliate of Petróleos Mexicanos to produce and sell fertilizers.

INDUSTRIAL SAFETY

Frequency Index

During the fourth quarter of 2014, the accumulated frequency index for the Company's personnel was 0.34 injuries per million man-hours worked (MMhh), which represents a 12.5 % decrease as compared to the same period of 2013, and is 15.8% lower than the International Association of Oil & Gas Producers (IOGP) standard for 2013, which was 0.40.

Severity Index

During the fourth quarter of 2014, the accumulated severity index was 30 days lost per MMhh, a 6.0% decrease as compared to the fourth quarter of 2013, mainly due to a decrease in accidents at the subsidiary entities, as follows: 50% at Pemex-Gas and Basic Petrochemicals; 38% decrease at Pemex-Refining; 31% at Pemex-Exploration and Production; and a 27% at Pemex-Petrochemicals.

The Company continues to direct its efforts toward supporting the implementation of its Operational Reliability Program while focusing on strengthening its accident containment plan through the following methods: operational discipline, operational procedures and safety practices, training and development, process-risk assessment, effective audits and mechanical integrity, labor management, repair and maintenance management, operating windows, risk-based inspections and operational reliability oriented maintenance. The Company has made progress through these initiatives and continues to evaluate their impact.

ENVIRONMENTAL PROTECTION

Climate and Clean Air Coalition

On November 10, 2014, the Company joined the Oil and Gas Methane Partnership of the Climate and Clean Air Coalition (CCAC), a partnership launched by the United Nations Environment Programme. The CCAC aims to reduce emissions of methane and gas flaring through the implementation of more efficient technologies and operational best practices.

NAMA for the Mexican Oil & Gas Sector

In November 2014, the Ministry of Environment and Natural Resources (SEMARNAT) registered the Nationally Appropriate Mitigation Actions (NAMA) for the Mexican Oil and Gas Sector on the Voluntary National Registry of Development maintained by the United Nations Framework Convention on Climate Change. This NAMA program, which was developed in collaboration with Environment Canada, a Canadian government entity, is one of the first to be implemented by the oil and gas sector on a global scale. This program has the potential to reduce emissions by more than 13 MMt of carbon dioxide equivalent per year.

Sulfur Oxide Emissions

During the fourth quarter of 2014, sulfur oxide emissions increased by 13.1% as compared to the same period of 2013, due to emissions produced by Pemex-Exploration and Production as a result of the decline in wells that use nitrogen to increase its production, which resulted in an increase in the generation of sour gas with a high nitrogen content that is then burnt at the Northwestern Marine region and at the Akal C7/C8 Gas Processing Center in the Northeastern Marine region. In addition, a Pemex-Gas and Basic Petrochemicals sulfur recuperation unit was removed for maintenance in November 2014, which also contributed to the increase in sulfur oxide emissions during the fourth quarter of 2014.

Water Reuse

During the fourth quarter of 2014, the reuse of water decreased by 13.1% as compared to the same period of 2013, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS.

OTHER RELEVANT INFORMATION

Corporate Restructure

On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved the corporate reorganization plan of the Company, which is not expected to generate increases in personnel expenses. The main features of the reorganization plan are as follows:

- centralization of procurement, human resources, legal, finance, and planning processes;
- transformation of the four existing subsidiaries into two new productive state-owned subsidiaries: (i) Exploration and Production will subsume the existing subsidiary, Pemex-Exploration and Production, and (ii) Industrial Transformation will comprise Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals; and
- the creation of the following five productive state-owned subsidiaries, each of which is expected to become an affiliate of Petróleos Mexicanos in 2015:

(i) Perforación (Drilling): this entity will perform drilling services;
(ii) Logística (Logistics): this entity will provide land, maritime and pipeline transportation to PEMEX and third parties;
(iii) Cogeneración y Servicios (Cogeneration and Services): this entity will aim to maximize energy use in the Company's operations by utilizing the heat and steam generated in its industrial processes;
(iv) Fertilizantes (Fertilizers): this entity will integrate the ammonia production chain up to the point of sale of fertilizers; and
(v) Etileno (Ethylene): this entity will integrate the ethylene production chain polymers.

The new Exploration and Production productive state-owned subsidiary will have two directorates: (i) Production and Development and (ii) Exploration.

The Company's management team was expected to propose the organic statutes and articles of creation of the new productive state-owned subsidiaries by February 16, 2015. However, on February 13, 2015, the Board approved to extend the deadline to March 27, 2015. Subsequently, the management will present the pricing, fee and cost regime applicable to commercial transactions between Petróleos Mexicanos, its subsidiaries and its affiliates, in addition to the guidelines and strategies for the comprehensive management of the Company' affiliates.

Independent Board Member Resigns

On February 17, 2015, Jaime Lomelín Guillén resigned as independent member of the Board of Directors of Petróleos Mexicanos. He was initially appointed to this position on September 18, 2014. Mr. Lomelín Guillén subsequently resigned from his position in order to avoid any misinterpretation that could damage the credibility and transparency of Mexico's recent energy reform.

The Law of Petróleos Mexicanos sets forth the procedures for appointing a new independent member to the Board of Directors in the event that a member steps down. Pursuant to this, the new member will hold the position for the remainder of the term of the member being replaced. In the case of Mr. Lomelín Guillén, the term was set to end on September 18, 2018.

Registration and Evaluation of Suppliers and Contractors
The Company implemented a new registration and evaluation system for its suppliers and contractors to promote long–term relationships and with the aim of maintaining a transparent, efficient and trustworthy supply chain. The system allows the Company to:
- manage commercial and financial information from suppliers and contractors, in addition to their products and services;
- evaluate qualitative and quantitative aspects of the entire procurement chain;
- cross-check information with other government entities such as the SAT (Tax Administration Service), INFONAVIT (National Fund for Worker's Housing Institute), IMSS (Mexican Social Security Institute), Ministry of Labor and Social Previsions and Ministry of Public Function; and
- analyze suppliers and contractors by categories and with access to international communities.

Collaboration Agreements
Brief description of the MOUs and Letters of Intent recently entered into by the Company:

i) Counterparty: Infraestructura Energética Nova, S.A.B de C.V. (IEnova) y Sempra LNG
Date: February 19, 2015
Purpose:
- Development of LNG Project in Ensenada, Baja California.

ii) Counterparty: Reliance Industries Limited, P.M.S. Prasad
Date: December 4, 2014
Purpose:
- Analyze business opportunities along the entire oil and gas value chain.
- Technological collaboration.
- Exchange of experiences in sustainable activities.

iii) Counterparty: China National Offshore Oil Corporation (CNOOC)
Date: November 13, 2014
Purpose:
- Exchange of industrial safety experiences.
- Exchange of professional development best practices and experiences.
- Technical collaboration.

- Analyze business opportunities in exploration and production activities associated with heavy crude oil and mature fields.

iv) Counterparty: China Development Bank (CDB)
Date: November 13, 2014
Purpose:
- Facilitate access to financing for Pemex and its Mexican service providers.

v) Counterparty: Industrial and Commercial Bank of China Ltd. (ICBC)
Date: November 13, 2014
Purpose:
- Establish the basis for a line of credit for up to USD 10.0 billion for Pemex and its service providers, particularly for exploration and production activities and the acquisition of equipment for marine regions.

vi) Counterparty: Eni S.p.A.
Date: October 30, 2014
Purpose:
- Evaluate potential areas for collaboration in exploration and exploitation, natural gas, refining and petrochemical activities.
- Exchange of best practices and experiences in technological and operational activities and human capital development programs.
- Promote initiatives to reduce contaminating emissions.

vii) Counterparty: Kuwait Foreign Petroleum Exploration Company (KUFPEC)
Date: October 29, 2014
Purpose:
- Analyze and develop joint business opportunities in exploration and production.

viii) Counterparty: Chevron
Date: October 26, 2014
Purpose:
- Identify collaboration opportunities in deepwater, heavy crude oil, mature fields, natural gas, refining, fuel distribution, reduction of greenhouse gas (GHG) emissions and industrial safety.

ix) Counterparty: Organisation for Economic Co-operation and Development (OCDE)
Date: February 18, 2015
Purpose:
- Share OECD experiences on best practices in procurement processes and the acquisition of goods and services.

Actions Against the Illicit Fuels Market

Transportation Strategy

In order to combat fuel theft, the Company will begin transporting unfinished gasoline and diesel through its pipelines, which will be unsuitable for use in automotive vehicles and industrial plants. The final processing of these fuels will be carried out at the Company's storage terminals prior to their delivery for use in automotive vehicles and industrial plants.

TREASURY POLICIES

Regarding treasury policies, the Company seeks to have sufficient financial resources to meet its payment obligations and those of its subsidiary entities, as well as to promote the integration and consolidation of its cash position and projection.

In addition, the Company develops investment mechanisms of its financial resources to maintain market and ensure the best procurement terms provided by financial institutions.

The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Mexican Pesos

The Company, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) government securities and repurchase agreements with government securities;

b) financial transactions by the Federal Government;

c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;

d) balances with the Treasury; and

e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that repurchase agreements holding government securities are made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

U.S. Dollars

Investments in U.S. dollars must meet the Company's operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, the Company's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits.

The Company's investments made in U.S. dollars are managed by Banco de México; however, the Company is authorized to contract external parties to administer investments in dollars.

Cash and Cash Equivalents Currencies

The Company' cash and cash equivalents are primarily in Mexican pesos and U.S. dollars, since sale revenues are made in these currencies. At the same time, the Company makes payment of several expenses and debt in these currencies.

Tax Credits or Debits

In February 2010, the Administrative Taxation Service (Servicio de Administración Tributaria, SAT) notified PEP of the results of its review of its financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (Impuesto al Valor Agregado, IVA) and the Ordinary Hydrocarbon Duty. On September 20, 2010, the SAT resolved and on September 22, 2010 notified Pemex-Exploration and Production (PEP) that it owed an additional MXN 4,575.2 million (including penalties and interest). On November 30, 2010, PEP filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court). On November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. By agreements reached on September 3, 2014, the Regional Metropolitan Court received the file and provided the terms to present pleas, which were presented by PEP on September 10, 2014. By agreements reached on October 1, 2014 and published on the Electronic Bulletin of October 6, 2014, the Court declared the instruction closed and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the General Agreements Secretariat of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

In February 2010, the SAT notified Pemex-Refining (PR) of the results of its review of its financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Tax on Oil Revenues. On September 20, 2010, the SAT notified PR of a fiscal credit it owed amounting to MXN 1,553.4 million, due to an omission of value added tax, including penalties and interest. On November 30, 2013, PR promoted an administrative claim against that resolution (file 28733/10-17-03-7) before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court. By agreements reached on November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional

Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. By agreements reached on September 3, 2014, the Regional Metropolitan Court received the file and provided the terms to present pleas, which were presented by PR on September 10, 2014. By agreements reached on October 1, 2014 and published on the Electronic Bulletin of October 6, 2014, the Court declared the instruction closed and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the General Agreements Secretariat of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

On September 19, 2014, the Company was notified of the credit determinant contained in the official document 900-07-2014-52233, dated September 8, 2014, through which the SAT described a fiscal credit amounting MXN 3,581.8 million due to supposed income tax payments omissions, fines, surcharges and updates; supported saying that the Company retained and paid the applicable tax to interests paid to foreign holders at a 4.9% rate, instead of at a 28.0% rate. On November 3, 2014, the Company filed an appeal against the determinant of the fiscal credit.

INTERNAL CONTROL

The Company's management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures for:

- making sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of the Company's assets;
- providing reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that PEMEX' expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and
- providing management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of the Company, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of the Company, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV). EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention, that our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at December 31, 2014, of MXN 14.7180 = USD 1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

DISCUSSION AND ANALYSIS OF THE ADMINITRATION
ON THE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION OF THE COMPANY

Since January 1, 2006 and until December 31, 2014, PEP has been subject to a new fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities is governed by Mexico's Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi-operating profit. In addition to the payment of the OHD, PEP is required to pay other duties under this fiscal regime. Starting January 1, 2015, Petróleos Mexicanos' fiscal regime is ruled by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbon Income Law).

The Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX has acted as an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX has retained the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or "final price," and the "producer price." The final prices of gasoline and diesel are established by the SHCP. PEMEX's producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the "final price" is lower than the "producer price", the SHCP has credited to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.

As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

- projected and targeted capital expenditures and other costs, commitments and revenues, and liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop them;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform (as described in our most recent Annual Report and Form 20-F);
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are detailed in the most recent version of our Annual Report registered with the CNBV, available at the Bolsa Mexicana de Valores, S.A.B. de C.V.'s website (www.bmv.com.mx), and in the most recent version of Petróleos Mexicanos' Form 20-F registered before the SEC, available at (www.sec.gov). These factors may cause realized results to materially differ from any forecast.

PEMEX

Petróleos Mexicanos, its subsidiary entities and subsidiary companies (collectively referred to as "PEMEX") comprise the oil and gas State Productive Enterprise of the United Mexican States, which we refer to as Mexico. Its subsidiary organisms are Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals. The main subsidiary company is PMI Comercio Internacional, S.A. de C.V.

ACCRONYMS USED IN THIS DOCUMENT

Thousand barrels per day (Mbd)
Million barrels of crude oil equivalent per day (MMboe)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
U.S. Dollars (USD)
Mexican Pesos (MXN)

(Figures stated in thousands, except as noted)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and took effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and took effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

- The Mexican Government will retain ownership and control of productive state-owned companies, and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contractual procedures and other legal actions to be undertaken by these productive state-owned companies, as well as compensation to guarantee efficiency, honesty, productivity, transparency and accountability base on the best practices and other activities to be performed. In the case of Petróleos Mexicanos, the relevant legislation is the new *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law).

- The *Comisión Reguladora de Energía* (Energy Regulatory Commission) will have the authority to grant permits to PEMEX (as defined below) and other companies to engage in natural gas processing, oil refining and transportation, storage, distribution and first-hand sales of hydrocarbons and petrochemicals and their derivatives in Mexico.

- *Pemex-Gas y Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) is to transfer certain assets related to the national gas pipeline system to the *Centro Nacional de Control de Gas Natural* (National Center of Natural Gas Control, or "CENAGAS"), a new decentralized public entity.

(Figures stated in thousands, except as noted)

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the new Petróleos Mexicanos Law was published in the Official Gazette of the Federation. Most of the provisions of the Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the *Secretaría de Energía* (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in Transitional Article 10 of the Petróleos Mexicanos Law.

The *Ley de Hidrocarburos* (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law took effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican nation, while adhering to principles of equity and social and environmental responsibility.

Before the secondary legislation took effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities (as defined below) were regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The productive state-owned subsidiaries will be productive state-owned companies empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos. The Board of Directors of Petróleos Mexicano will issue a statement, which will be published in the Official Gazette of the Federation.

As stated in Transitional Article Eight, Section A, VIII of the Petróleos Mexicanos Law, until the *acuerdos de creación* (creation resolutions) are issued and take effect, the existing Subsidiary Entities (as defined below) will continue to operate in accordance with and the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation, and control of the subsidiary entities, or the "Subsidiary Entities Decree") published in the Official Gazette of the Federation on March 21, 2012, unless otherwise stated in the Petróleos Mexicanos Law. The Subsidiary Entities Decree will be repealed once the creation resolutions take effect.

The Subsidiary Entities of Petróleos Mexicanos are decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by the Mexican Government, and they have been consolidated into and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities and their respective purposes are as follows:

- *Pemex-Exploración y Producción* (Pemex-Exploration and Production): This entity explores for and extracts crude oil and natural gas and transports, stores and markets such products.

- *Pemex-Refinación* (Pemex-Refining): This entity refines petroleum products and derivatives thereof that may be used as basic industrial raw materials and stores, transports, distributes and markets such products and derivatives.

- Pemex-Gas and Basic Petrochemicals: This entity processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products. Additionally, this entity stores, transports, distributes and markets basic petrochemicals.

- *Pemex-Petroquímica* (Pemex-Petrochemicals): This entity processes industrial petrochemicals and stores, distributes and markets such petrochemicals.

In accordance with Transitional Article 8 of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the corporate reorganization proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization plan, the four existing Subsidiary Entities are to be transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing Subsidiary Entities. The first of these productive state-owned subsidiaries, *Pemex Exploración y Producción* (Pemex Exploration and Production), will subsume the existing Subsidiary Entity, Pemex-Exploration and Production. The second of these productive state-owned subsidiaries, *Pemex Transformación Industrial* (Pemex Industrial Transformation), will comprise the following existing Subsidiary Entities: Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

As part of this reorganization plan, the Board of Directors of Petróleos Mexicanos also approved the creation of the five new subsidiary entities described below, each of which may become an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

- *Pemex Perforación y Servicios* (Pemex Drilling and Services): This entity will perform drilling services.
- *Pemex Logística* (Pemex Logistics): This entity will provide land, maritime and pipeline transportation to PEMEX and other companies.
- *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services): This entity will aim to maximize energy use in PEMEX's operations by utilizing the heat and steam generated in PEMEX's industrial processes.
- *Pemex Fertilizantes* (Pemex Fertilizers): This entity will integrate the ammonia production chain up to the point of sale of fertilizers.
- *Pemex Etileno* (Pemex Ethylene): This entity will separate the ethylene business from Pemex-Petrochemicals in order to take advantage of the integration of the ethylene production chain.

(Figures stated in thousands, except as noted)

As per approved by the Board of Directors of Petróleos Mexicanos on March 27, 2015, the management of Petróleos Mexicanos will present to this Board a proposal of the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos and the creation resolutions of each productive state-owned subsidiary and their organic statutes.

As of the date of these consolidated financial statements, none of the productive state-owned subsidiaries has been formed.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled by PEMEX (see Note 3(a)).

"Associates", as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

PEMEX prepared its unaudited consolidated financial statements as of December 31, 2014 and 2013, and for the periods ended December 31, 2014 and 2013, in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

On February 26, 2015, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be presented for approval at the next Board's meeting of Petróleos Mexicanos,where it is expected that such governing board approves the results for the year in terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

(b) Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost, present value or deemed cost basis. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and reporting currency and translation of foreign currency operations

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

i. the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii. PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

iii. benefits to employees were approximately 51% of PEMEX's total liabilities as of December 31, 2014 and 50% of PEMEX's total liabilities as of December 31, 2013. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

iv. cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the year-end exchange rate for assets and liabilities reported in the consolidated statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income and expenses during the year.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Taxes and Federal Duties; Deferred Taxes
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements:

(a) Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are companies that are 100% owned by Petróleos Mexicanos (with the exception of Pemex Finance, Ltd. (“FIN”) and P.M.I.

Comercio Internacional, S.A. de C.V. ("PMI CIM")), and are as follows: PMI CIM[i]; P.M.I. Trading, Ltd. ("PMI Trading")[i]; P.M.I. Holdings North America, Inc. ("PMI HNA")[i]; P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")[i]; P.M.I. Holdings, B.V. ("PMI HBV")[i]; P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")[i]; Kot Insurance Company, AG ("KOT"); Pemex Procurement International, Inc. ("PPI")[ii] (in the past Integrated Trade Systems, Inc. (ITS)); P.M.I. Marine, Ltd. ("PMI Mar")[i]; P.M.I. Services, B.V. ("PMI SHO")[i]; Pemex Internacional España, S.A. ("PMI SES")[i]; Pemex Services Europe, Ltd. ("PMI SUK")[i][iii]; P.M.I. Services North America, Inc. ("PMI SUS")[i]; P.M.I. Field Management Resources, S.L. ("FMR")[i][iv]; P.M.I. Campos Maduros, S. de R.L. de C.V. ("SANMA")[iv]; Mex Gas International, Ltd. ("MGAS"); PEMEX Finance, Ltd. (FIN); Instalaciones Inmobiliarias para Industrias, S. A. de C. V. ("III")[iv]; III Servicios, S. A. de C. V. ("III Services")[iv]; PPQ Cadena Productiva, S.L. ("PPQCP")[iv] and Hijos de J. Barreras, S. A. ("HJ BARRERAS")[iv], Pro-Agroindustria, S. A. de C. V. (AGRO)[i][v], PMI Azufre Industrial, S. A. de C. V. (PMI AZIND)[i][v], PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID)[i][v].

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized

---

i Member company of the "PMI Group".
ii Formerly Integrated Trade Systems, Inc. ("ITS").
iii As of December 2013, PMI SUK is no longer included in the consolidated financial statements of PEMEX due to its liquidation.
iv As of 2013, these companies are included in the consolidated financial statements of PEMEX.
v As of August 2014, these companies are included in the consolidated financial statements of PEMEX.

in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests", in the consolidated statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c) Fair value measurement

PEMEX measures certain financial instruments such as derivative financial instruments at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured based on by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, equity investments, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments ("DFIs") presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Accounts, notes receivable and other

Accounts, notes receivable and other are recognized at recoverable value. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately. Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i) Crude oil and natural gas reserves

Under the Mexican Constitution, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation. As mentioned, and according to Petróleos Mexicanos Law, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

(j) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are primarily subject to the following special tax laws: *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH"), *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund) and *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP"), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the period in which they are incurred.

Petróleos Mexicanos is not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) and the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU"). The Subsidiary Entities are subject to these taxes. IETU was derogated as of January 1, 2014.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

(o) Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX's administrative personnel, such as depreciation, personnel-related expenses and operating expenses associated with these activities.

Other revenues and expenses, net

Other revenues consists primarily of income received due to the "negative" IEPS Tax rate.

Financing income and cost

Financing income and cost are comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the financing cost that is capitalized.

Exchange rate variations

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(s) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board management in order to allocate resources and assess the profitability of the segments.

(t) New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

a) IFRS 9, "Financial Instruments"

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for

(Figures stated in thousands, except as noted)

managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a more timely basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

b) *Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38)*

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate asis for amortization of an intangible asset. This presumption can

(Figures stated in thousands, except as noted)

only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

c) *Amendments to IFRS 11 "Joint Arrangements" ("IFRS 11")*

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

d) *IFRS 15, "Revenue from Contracts with Customers" ("IFRS 5")*

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant IFRS 15, an entity should:

- identify customer contracts that fall within the scope of the new standard;

- identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;

- determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) non-cash consideration; and d) the consideration payable to the customer;

- allocate the transaction price to each separate performance obligation; and

- Recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2017, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

e) Amendments to IAS 27, "Equity Method in Separate Financial Statements" ("IAS 27")

In August 2014, the IASB issued amendments to IAS 27. These amendments to IAS 27 permit entities that use the equity method for recording investments in subsidiaries, joint ventures and associates to prepare separate financial statements.

The amendments are effective for periods beginning on or after January 1, 2016, with earlier application permitted.

f) IFRS 8, "Operating Segments" ("IFRS 8")

(Figures stated in thousands, except as noted)

As part of the annual improvements to IFRS 2010-2012, the IASB published "Amendments to IFRS 8 Operating Segments (IFRS 8)." Entities are required to apply these amendments for annual periods beginning from July 1, 2014.

IFRS 8 has been amended to require disclosure of the judgments made by management in aggregating operating segments. Such disclosure includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the aggregated segments share similar economic characteristics. Additionally, an entity must provide reconciliations of the segment assets.

g) Amendments to IFRS 10 and IAS 28, "Investments in Associates and Joint Ventures" ("IAS 28 (2011)")

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

The amendment is effective for periods beginning on or after January 1, 2016, with earlier application permitted.

h) Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5")

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

i) Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards."

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

(Figures stated in thousands, except as noted)

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" and are effective for periods beginning on or after January 1, 2016.

j) *Amendments to IAS 19, "Employee Benefits" ("IAS 19")*

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" and are effective for periods beginning after January 1, 2016, with earlier application permitted.

k) *Amendments to IAS 24 – "Related Party Disclosures"*

These amendments specify that the management entity providing key management personnel ("KMP") services should be identified as a related party and payments made to a management entity in respect of KMP services should be separately disclosed.

The amendments are effective for annual periods beginning on or after July 1, 2014. Earlier application is permitted.

l) *Amendments to IAS 34, "Interim Financial Reporting" ("IAS 34")*

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented "elsewhere in the interim financial report" but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" and are effective for periods beginning after January 1, 2016, with earlier application permitted.

m) *Amendments to IAS 40 "Investment Property" ("IAS 40")*

(Figures stated in thousands, except as noted)

The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers in distinguishing between investment property and owner-occupied property. The amendments clarify that preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination.

The amendments are effective for annual periods beginning on or after July 1 2014. Earlier application is permitted.

n) Reclasifications

Due to the correct presentacion of imparment in fixed assets as of December 31, 2014 were reclassified from Other revenues and expenses - net line item to Cost of sales in the amount of:

Line item	Previous reported amount	Reclassification	Reclassified amount
Cost of sales	**814,006,338**	**25,608,836**	**839,615,174**
Other revenues and expenses - net	**64,526,850**	**25,608,836**	**90,135,686**

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

(Figures stated in thousands, except as noted)

As of / for the period ended December 31, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales:								
Trade	Ps. —	Ps. 758,988,560	Ps. 157,715,607	Ps. 28,293,812	Ps. 631,318,680	Ps. —	Ps. —	Ps. 1,576,316,659
Intersegment	1,134,519,972	78,453,236	84,198,317	15,181,899	432,007,135	65,377,208	(1,809,737,767)	—
Services income	—	4,016,699	2,038,629	779,978	777,160	4,743,987	(917,871)	11,438,582
Cost of sales	(357,576,627)	(916,867,969)	(238,920,142)	(47,661,733)	(1,057,230,682)	(3,730,490)	1,757,367,369	(864,620,274)
Gross income (loss)	776,943,345	(75,409,474)	5,032,411	(3,406,044)	6,872,293	66,390,705	(53,288,269)	723,134,967
Other revenues and expenses—net	(3,190,604)	39,332,749	376,111	(361,504)	649,406	1,005,155	(305,376)	37,505,937
Transportation, distribution and sale expenses	—	(31,071,231)	(3,024,325)	(1,061,157)	(526,348)	(468)	3,468,166	(32,215,363)
Administrative expenses	(43,131,979)	(31,941,961)	(11,038,955)	(14,107,044)	(1,805,882)	(59,318,153)	50,131,739	(111,212,235)
Operating income (loss)	730,620,762	(99,089,917)	(8,654,758)	(18,935,749)	5,189,469	8,077,239	6,260	617,213,306
Financing income	14,784,998	258,069	2,653,747	142,115	1,157,820	87,371,829	(103,354,391)	3,014,187
Financing cost	(74,492,786)	(9,917,204)	(346,660)	(72,354)	(1,069,203)	(69,026,534)	103,365,347	(51,559,394)
Profit (loss) derivative financial instruments	—	—	8,116	—	4,652,123	(14,098,809)	—	(9,438,570)
Exchange gain (loss)	(63,865,750)	(5,077,441)	(132,849)	(29,136)	(103,445)	(7,797,263)	—	(77,005,884)
Profit (loss) sharing in associates	203,285	—	284,080	—	(189,008)	(261,701,964)	261,496,270	92,663
Total taxes, duties and other	(760,627,534)	—	21,772,116	—	(3,839,551)	(3,441,210)	—	(746,136,179)
Net (loss) income	(153,377,025)	(113,826,493)	15,583,792	(18,895,124)	5,798,205	(260,616,712)	261,513,486	(263,819,871)
Total current assets	579,190,909	254,392,981	105,261,163	68,249,409	79,227,424	500,505,736	(1,304,786,603)	282,041,019
Permanent investments in associates	1,392,737	488,499	5,059,612	—	8,489,546	65,404,832	(58,766,447)	22,068,779
Wells, pipelines, properties, plant and equipment—net	1,347,194,064	277,719,686	99,635,112	38,928,597	2,267,191	17,590,911	—	1,783,335,561
Total assets	1,953,817,857	534,080,460	210,681,068	108,451,293	95,653,635	1,578,739,944	(2,358,103,288)	2,123,320,969
Total current liabilities	206,711,128	330,176,336	31,965,537	8,229,852	54,081,340	1,000,376,414	(1,297,534,751)	334,005,856
Long-term debt	963,274,628	23,142,209	1,117,618	191,070	3,588,666	986,028,120	(979,956,034)	997,386,277
Employee benefits	448,887,587	463,143,546	110,913,462	139,554,046	641,279	310,948,608	—	1,474,088,528
Total liabilities	1,694,872,519	828,444,509	145,106,320	148,149,492	61,047,041	2,314,531,877	(2,299,336,842)	2,892,814,916
Equity (Deficit)	258,945,338	(294,364,049)	65,574,748	(39,698,199)	34,606,594	(735,791,933)	(58,766,446)	(769,493,947)
Depreciation and amortization	(121,034,025)	(11,435,739)	(7,039,030)	(2,685,896)	(80,990)	(799,107)	—	(143,074,787)
Net periodic cost of employee benefits	(37,582,742)	(38,198,504)	(9,338,059)	(11,512,589)	(232,848)	(24,914,431)	—	(121,779,173)
Acquisition of wells, pipelines, properties, plant and equipment	174,019,012	39,087,896	5,632,770	4,709,838	2,391,124	8,007,600	—	233,848,240

(Figures stated in thousands, except as noted)

As of / for the year ended December 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales:								
Trade	Ps. —	Ps. 740,371,929	Ps. 143,290,615	Ps. 26,525,091	Ps. 687,677,633	Ps. —	Ps. —	Ps. 1,597,865,268
Intersegment	1,250,771,663	74,893,930	73,998,380	13,840,212	407,663,967	56,136,413	(1,877,304,565)	—
Services income	—	4,125,144	2,180,256	—	786,596	4,432,211	(1,184,850)	10,339,357
Cost of sales	(364,914,720)	(963,816,046)	(205,190,171)	(42,372,594)	(1,079,513,935)	(5,288,105)	1,821,480,397	(839,615,174)
Gross income (loss)	885,856,943	(144,425,043)	14,279,080	(2,007,291)	16,614,261	55,280,519	(57,009,018)	768,589,451
Other revenues and expenses—net	(842,289)	97,387,329	1,142,830	347,081	(6,525,139)	(1,082,910)	(291,216)	90,135,686
Transportation and distribution expenses	—	(28,989,721)	(2,623,144)	(880,839)	(395,725)	35	440,958	(32,448,436)
Administrative expenses	(42,809,551)	(32,927,261)	(11,352,890)	(12,706,033)	(1,789,969)	(54,012,586)	56,943,818	(98,654,472)
Operating income (loss)	842,205,103	(108,954,696)	1,445,876	(15,247,082)	7,903,428	185,058	84,542	727,622,229
Financing cost	24,936,100	289,978	3,403,910	382,930	1,092,642	68,541,251	(89,911,112)	8,735,699
Financing income	(48,381,896)	(15,049,203)	(246,075)	(67,170)	(1,237,519)	(64,390,791)	89,786,170	(39,586,484)
Profit (loss) derivative financial instruments	—	—	(33,305)	—	(232,801)	1,577,079	—	1,310,973
Exchange gain (loss)	(4,071,119)	699,215	(69,484)	17,082	(44,828)	(482,358)	—	(3,951,492)
Profit (loss) sharing in associates	207,132	—	933,927	—	(577,434)	(173,785,799)	173,928,884	706,710
Total taxes, duties and other	(856,978,971)	—	(1,525,410)	(21,349)	(3,930,748)	(2,439,584)	—	(864,896,062)
Net (loss) income	(42,083,651)	(123,014,706)	3,909,439	(14,935,589)	2,972,740	(170,795,144)	173,888,484	(170,058,427)
Total current assets	502,902,664	274,764,785	115,251,777	72,066,407	106,410,426	497,731,670	(1,302,213,859)	266,913,870
Permanent investments in associates	1,189,451	488,319	4,294,023	—	7,018,985	419,817,118	(416,028,395)	16,779,501
Wells, pipelines, properties, plant and equipment—net	1,315,399,260	253,117,660	101,513,879	39,008,884	1,982,647	10,556,411	—	1,721,578,741
Total assets	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303	(2,463,517,693)	2,047,390,353
Total current liabilities	213,952,321	352,932,603	35,977,158	6,145,414	81,810,182	863,145,326	(1,294,772,172)	259,190,832
Long-term debt	719,013,631	23,360,262	1,094,807	171,745	3,617,414	737,651,756	(734,346,144)	750,563,471
Employee benefits	342,612,970	354,166,740	83,372,338	107,202,896	1,222,116	230,630,810	—	1,119,207,870
Total liabilities	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634	(2,047,361,968)	2,232,636,993
Equity (Deficit)	494,067,978	(211,013,055)	77,613,946	(1,878,747)	31,761,294	(159,642,331)	(416,155,725)	(185,246,640)
Depreciation and amortization	(127,029,321)	(10,780,711)	(7,060,955)	(2,563,482)	(9,321)	(1,050,068)	2,154	(148,491,704)
Net periodic cost of employee benefits	(36,532,518)	(37,401,828)	(8,837,963)	(11,112,176)	(204,268)	(21,250,936)	—	(115,339,689)
Acquisition of wells, pipelines, properties, plant and equipment	205,579,644	31,587,666	5,170,234	5,237,725	1,907,105	2,162,441	—	251,644,815

(Figures stated in thousands, except as noted)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

As of / for the period ended December 31, 2014:		Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:							
By segment	Ps.	1,134,519,972	844,558,586	243,972,757	44,258,725	1,064,896,555	70,121,195
Less unrealized intersegment sales		—	(3,100,091)	(20,204)	(3,036)	(793,580)	—
Total consolidated sales	Ps.	1,134,519,972	841,458,495	243,952,553	44,255,689	1,064,102,975	70,121,195
Operating income (loss):							
By segment	Ps.	730,817,884	(101,970,712)	(9,527,142)	(19,066,287)	5,811,618	8,077,239
Less unrealized intersegment sales		—	(3,100,091)	(20,204)	(3,036)	(793,580)	—
Less unrealized gain due to production cost valuation of inventory		3,473,742	5,980,886	892,588	133,574	171,431	—
Less capitalized refined products		(3,789,845)	—	—	—	—	—
Less amortization of capitalized interest		118,981	—	—	—	—	—
Total consolidated operating income (loss)	Ps.	730,620,762	(99,089,917)	(8,654,758)	(18,935,749)	5,189,469	8,077,239
Net income (loss):							
By segment	Ps.	(153,150,787)	(116,707,288)	16,255,028	(19,129,147)	6,420,354	(262,211,907)
Less unrealized intersegment sales		—	(3,100,091)	(20,204)	(3,036)	(793,580)	—
Less unrealized gain due to production cost valuation of inventory		3,473,742	5,980,886	892,588	133,574	171,431	—
Less capitalized refined products		(3,789,845)	—	—	—	—	—
Less equity method for unrealized profits		(29,116)	—	(1,543,620)	103,485	—	1,595,195
Less amortization of capitalized interest		118,981	—	—	—	—	—
Total consolidated net income (loss)	Ps.	(153,377,025)	(113,826,493)	15,583,792	(18,895,124)	5,798,205	(260,616,712)
Assets:							
By segment	Ps.	1,973,640,698	581,098,635	215,606,269	113,896,129	103,690,154	1,577,144,749
Less unrealized intersegment sales		(9,479)	(3,766,102)	119,984	4,273	(2,813,424)	—
Less unrealized gain due to production cost valuation of inventory		(15,776,956)	(43,252,073)	(1,623,055)	(2,071,000)	(5,223,095)	—
Less capitalized refined products		(3,789,845)	—	—	—	—	—
Less equity method for unrealized profits		(365,542)	—	(3,422,130)	(3,378,109)	—	1,595,195
Less amortization of capitalized interest		118,981	—	—	—	—	—
Total consolidated assets	Ps.	1,953,817,857	534,080,460	210,681,068	108,451,293	95,653,635	1,578,739,944
Liabilities:							
By segment	Ps.	1,694,872,519	828,444,509	145,106,320	148,149,492	61,781,426	2,314,531,877
Less unrealized gain due to production cost valuation of inventory		—	—	—	—	(734,385)	—
Total consolidated liabilities	Ps.	1,694,872,519	828,444,509	145,106,320	148,149,492	61,047,041	2,314,531,877

(Figures stated in thousands, except as noted)

As of / for the period ended December 31, 2013:		Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:							
By segment	Ps.	1,250,785,620	820,912,682	219,332,517	40,360,373	1,096,302,859	60,568,624
Less unrealized intersegment sales		(13,957)	(1,521,679)	136,734	4,930	(174,663)	—
Total consolidated sales	Ps.	1,250,771,663	819,391,003	219,469,251	40,365,303	1,096,128,196	60,568,624
Operating income (loss):							
By segment	Ps.	850,636,276	(119,734,273)	873,221	(15,418,059)	2,568,759	185,058
Less unrealized intersegment sales		(12,826)	(1,521,678)	136,735	4,929	(174,663)	—
Less unrealized gain due to production cost valuation of inventory		17,747	12,301,255	435,920	166,048	5,509,332	—
Less capitalized refined products		(8,555,076)	—	—	—	—	—
Less amortization of capitalized interest		118,982	—	—	—	—	—
Total consolidated operating income (loss)	Ps.	842,205,103	(108,954,696)	1,445,876	(15,247,082)	7,903,428	185,058
Net income (loss):							
By segment	Ps.	(33,648,136)	(133,794,283)	3,336,785	(15,034,572)	(2,361,929)	(173,636,179)
Less unrealized intersegment sales		(12,826)	(1,521,678)	136,734	4,930	(174,663)	—
Less unrealized gain due to production cost valuation of inventory		17,747	12,301,255	435,920	166,048	5,509,332	—
Less capitalized refined products		(8,555,076)	—	—	—	—	—
Less equity method for unrealized profits		(4,342)	—	—	(71,995)	—	2,841,035
Less amortization of capitalized interest		118,982	—	—	—	—	—
Total consolidated net income (loss)	Ps.	(42,083,651)	(123,014,706)	3,909,439	(14,935,589)	2,972,740	(170,795,144)
Assets:							
By segment	Ps.	1,856,325,965	575,246,559	224,241,728	114,087,313	119,933,908	1,685,452,269
Less unrealized intersegment sales		(9,479)	3,753,919	140,189	7,310	3,232,537	—
Less unrealized gain due to production cost valuation of inventory		(11,777)	(49,232,959)	(2,515,644)	(2,204,574)	(1,050,304)	—
Less capitalized refined products		(16,755,002)	—	—	—	—	—
Less equity method for unrealized profits		(4,344)	—	—	(71,994)	—	2,841,034
Less amortization of capitalized interest		(2,498,608)	—	—	—	—	—
Total consolidated assets	Ps.	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303
Liabilities:							
By segment	Ps.	1,342,978,777	740,780,574	144,252,327	113,696,802	87,307,528	1,847,935,634
Less unrealized gain due to production cost valuation of inventory		—	—	—	—	3,047,319	—
Total consolidated liabilities	Ps.	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634

(Figures stated in thousands, except as noted)

NOTE 5—CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

As of December 31, 2014 and 2013, cash and cash equivalents were as follows:

	As of December 31,			
	2014		2013	
Cash on hand and in banks	**Ps.**	**68,330,390**	Ps.	45,942,338
Marketable securities		**49,658,138**		34,803,381
	Ps.	**117,988,528**	Ps.	80,745,719

(i) Cash on hand and in banks is primarily composed of cash in banks.

At December 31, 2014 and 2013, restricted cash was as follows:

	As of December 31,			
	2014		2013	
Restricted cash	**Ps.**	**6,884,219**	Ps.	7,701,798

Restricted cash at December 31, 2014 and 2013 primarily consists of a deposit of Ps. 6,848,332 made by Pemex-Exploration and Production in connection with the following: in December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project. Since the initiation of such claim, COMMISA and Pemex-Exploration and Production have filed several additional claims against one another. As a result of one of these additional claims, on September 25, 2013, the U.S. District Court ordered Pemex-Exploration and Production to deposit with COMMISA Ps. 6,848,332, as described above. Pemex-Exploration and Production subsequently deposited the judgment amount in a bank account in New York as a condition to filing a motion to appeal the resolution before the Second Circuit Court of Appeals.

(Figures stated in thousands, except as noted)

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2014 and 2013, accounts, notes receivable and other receivables were as follows:

	As of December 31,			
	2014		2013	
Export costumers	Ps.	22,000,347	Ps.	46,337,045
Domestic customers		38,434,202		38,648,470
Tax credits		29,203,240		15,416,955
Sundry debtors		12,926,911		7,818,554
Employee and officers		5,560,784		5,077,687
Negative IEPS Tax pending to be credit		-		4,293,619
Advances to suppliers		5,583,148		3,284,575
Insurance claims		212,069		1,618,828
Other account receivables		25,448		16,278
	Ps.	113,946,149	Ps.	122,512,011

NOTE 7—INVENTORIES:

As of December 31, 2014 and 2013, inventories were as follows:

	As of December 31,			
	2014		2013	
Crude oil, refined products, derivatives and petrochemicals products	**Ps.**	**43,732,046**	Ps.	51,638,624
Materials and products in stock		**4,811,740**		5,259,341
Materials and products in transit		-		16,535
	Ps.	**48,543,786**	Ps.	56,914,500

NOTE 8—AVAILABLE FOR SALE FINANCIAL ASSETS:

As of January 1, 2013, PEMEX had investment 59,804,431 shares of Repsol YPF S.A (Repsol), were valued at Ps. 15,771,202 which represented approximately 4.76% of Repsol's share capital.

(Figures stated in thousands, except as noted)

On July 13, 2013, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. As part of the same program, on January 21 and July 16, 2013, PMI HBV opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, Petroleos Mexicanos divested its direct interest in 9,289,968 shares of Repsol, dividend payments received declared by PMI HBV. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869,883, pursuant to which PEMEX retains economic and voting rights in such shares. Derived from performing these actions, Petroleos Mexicanos recognized a profit of Ps. 278,842, in its statement of comprehensive income.

On December 18, 2013, Repsol declared dividends to be paid to its shareholders. On January 17, 2014, PMI HBV opted to receive its dividends in the form of 1,454,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid in cash, equivalent on one euro per share. On June 6, 2014, PMI HBV received its dividends for a total amount of Ps. 381,900.

On June 3, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol, at the sale price of 20.1 euros per share. Derived from the sale of these shares, PMI HBV recognized a loss of Ps. 215,119, in its statement of comprehensive income.

On June 16, 2014, Repsol approved a flexible dividend to be paid, for which PMI HBV will receive 488,923 shares in July, 2014.

As of December 31, 2014, PMI HBV held 19,557,003 shares of Repsol.

As of December 31, 2014 and 2013, the investments in 19,557,003 and 55,155,370 shares of Repsol held by PMI HBV were valued at Ps. 5,414,574 and Ps. 17,728,490, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. (765,412) and as a gain of Ps. 4,453,495 respectively. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 736,548 in the statements of comprehensive income at December 31, 2014.

On December 31, 2013, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, which amounted to approximately 5.13% of Repsol's total shares. In May 2014 Petróleos Mexicanos, cancelled in advance the three equity swaps and converted them into one equity swap. On June 3, 2014, Petróleos Mexicanos cancelled the single equity swap.

(Figures stated in thousands, except as noted)

As of December 31, 2014, PEMEX's direct holdings of Repsol shares amounted to approximately 1.45% of Repsol's total shares and at December 31, 2013, PEMEX's direct holding of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.19% of Repsol's total shares. In addition, as of December 31, 2014, PEMEX holds one Repsol share through PMI SES.

NOTE 9—PERMANENT INVESTMENTS IN ASSOCIATES:

The permanent investments in associates as of December 31, 2014 and 2013, were as follows:

	Percentage of Investment	December 31, 2014	December 31, 2013
Deer Park Refining Limited	50.00%	Ps. 7,322,445	Ps. 6,710,317
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	4,778,939	4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.[1]	44.09%	3,521,924	3,253,978
Tag Norte Holding, S. de R.L. de C.V.[2]	45.00%	1,856,580	—
Compañía Mexicana de Exploraciones, S.A. de C.V.[3]	60.00%	1,255,742	1,141,065
Sierritas Pipeline, LLC.[4]	35.00%	885,792	—
Frontera Brownsville, L.L.C.	50.00%	546,463	517,945
InvTag Pipeline Sur	45.00%	489,781	—
Mexicana de Lubricantes, S.A. de C.V.	46.85%	488,499	488,321
Other—Net	Various	922,614	616,193
		Ps. 22,068,779	Ps. 16,779,501

(1) In September 2013, through a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in Petroquímica Mexicana de Vinilo, S.A. de C.V. by Ps. 2,993,531, allowing PEMEX to acquire a 44% interest in the company and 56% is owned by Mexichem S. A. B. de C. V.

(2) In order to expand natural gas distribution, PEMEX invested 50% of the equity of TAG Norte Holding, S. de R.L. de C.V. The remaining 50% is owned by Ductos y Energéticos del Norte, S. de R.L. de C.V.

(3) Compañía Mexicana de Exploraciones, S.A. de C.V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

(4) In order to expand natural gas distribution, PEMEX invested 35% of the equity of Sierrita Pipeline, LLC. The remaining 30% and 35% are owned by MIT Pipeline Investment Americas, Inc. and Kinder Morgan Operating L.P., respectively.

(Figures stated in thousands, except as noted)

Profit (loss) sharing in associates:

	December 31, 2014	December 31, 2013
Deer Park Refining Limited	Ps. 232,960	Ps. (591,472)
Gasoductos de Chihuahua, S. de R.L. de C.V.	244,958	475,942
Sierrita Pipeline, LLC	6,478	—
Petroquímica Mexicana de Vinilo, S.A. de C.V.	(89,280)	93,853
TAG Norte Holding, S. de R.L. de C.V.	(108,126)	—
TAG Pipelines Sur, S. de R.L. de C.V.	(57,330)	—
Other—Net	328,923	728,387
	Ps. 92,663	Ps. (706,710)

(Figures stated in thousands, except as noted)

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2014 and 2013, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total
INVESTMENT													
Balances as of January 1, 2013	Ps. 709,748,214	42,367,106	547,236,619	1,007,455,697	53,439,009	319,638,242	49,788,285	20,590,693	105,303,277	41,583,171	11,148,414	27,633	2,908,326,360
Acquisitions	29,336,696	3,106,174	5,387,150	62,580,630	1,965,492	5,633,305	3,644,600	3,701,628	134,079,686	1,100,230	1,104,295	4,929	251,644,815
Reclassifications	(6,388,178)	(433,975)	(1,109,962)	(5,474)	3,718,027	-	(1,378,015)	(99,191)	-	(23,662)	264,810	-	(5,455,620)
Capitalization	16,562,679	-	8,985,161	56,891,321	2,043,342	1,115,273	305,668	-	(85,903,444)	-	-	-	-
Impairment	1,650,664	-	-	(26,364,717)	-	-	-	-	(894,782)	-	-	-	(25,608,835)
Disposals	(15,360,225)	-	(2,057,115)	-	(903,509)	(62,212)	(424,245)	(875,443)	(3,154,696)	(301,882)	(2,249,721)	-	(25,389,048)
Balances as of December 31, 2013	735,549,850	45,039,305	558,441,853	1,100,557,457	60,262,361	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,517,672
Acquisitions	23,713,976	1,713,819	4,604,246	47,206,226	955,327	5,867,427	4,539,980	1,263,809	141,528,923	889,450	78,846	1,486,211	233,848,240
Reclassifications	(4,413,133)	(623,772)	964,517	-	3,301,769	(59,381)	(1,322,430)	841,578	(127,229)	167,016	487,390	97,917	(685,758)
Capitalization	16,072,431	-	9,197,666	62,848,040	787,907	5,113,356	35,512	401,187	(94,183,427)	128,515	-	(401,187)	-
Impairment	(1,137,399)	-	(1,972,994)	(19,226,711)	(308,592)	-	-	-	-	-	-	-	(22,645,696)
Disposals	(10,820,292)	-	(136,259)	-	(595,503)	-	(369,649)	(1,822,247)	(868,767)	(729,831)	(9,197)	(631,750)	(15,983,495)
Balances as of December 31, 2014	Ps. 758,965,433	46,129,352	571,099,029	1,191,385,012	64,403,269	337,246,010	54,819,706	24,002,014	195,779,541	42,813,007	10,824,837	583,753	3,298,050,963
ACCUMULATED DEPRECIATION AND AMORTIZATION													
Balances as of January 1, 2013	Ps.(284,287,710)	(23,066,280)	(202,092,704)	(559,752,873)	(33,723,880)	(95,137,552)	(32,563,194)	(12,334,674)			(6,633,408)		(1,249,592,275)
Depreciation	(36,154,914)	(2,790,948)	(16,457,891)	(71,831,243)	(1,779,543)	(14,669,152)	(3,468,615)	(1,339,398)			-		(148,491,704)
Reclassifications	2,513,262	358,288	1,290,514	1,153	(84,961)	-	1,230,624	146,740			-		5,455,620
Disposals	8,267,723	-	1,409,767	-	519,279	-	297,756	903,404			(708,501)		10,689,428
Balances as of December 31, 2013	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(35,069,105)	(109,806,704)	(34,503,429)	(12,623,928)	-	-	(7,341,909)	-	(1,381,938,931)
Depreciation	(38,183,033)	(2,879,780)	(16,640,385)	(64,135,419)	(1,414,222)	(15,143,005)	(3,418,783)	(1,260,160)					(143,074,787)
Reclassifications	735,813	607,072	(179,524)	-	(1,308,485)	26,842	760,648	173,184			(129,792)		685,758
Disposals	7,816,567	-	12,172	-	647,502	-	110,118	899,753			126,446		9,612,558
Balances as of December 31, 2014	Ps.(339,292,292)	(27,771,648)	(232,658,051)	(695,718,382)	(37,144,310)	(124,922,867)	(37,051,446)	(12,811,151)	-	-	(7,345,255)	-	(1,514,715,402)
Net wells, pipelines, properties, plant and equipment as of December 31, 2013	Ps. 25,888,211	19,540,365	342,591,539	468,974,494	25,193,256	216,517,904	17,432,864	10,693,759	149,430,041	42,357,857	2,925,889	32,562	1,721,578,741
Net wells, pipelines, properties, plant and equipment as of December 31, 2014	Ps. 419,673,141	18,357,704	338,440,978	495,666,630	27,258,959	212,323,143	17,768,260	11,190,863	195,779,541	42,813,007	3,479,582	583,753	1,783,335,561
Tasa de depreciación	4%	5%	3%	-	3%	4%	10%	5%	-	-	-	-	-
Vida útil estimada en años	25 years	20 years	33 years	-	33 years	25 years	10 years	20 years	-	-	-	-	-

(Figures stated in thousands, except as noted)

a. As of December 31, 2014, 2013 and 2012, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,997,121, Ps. 2,943,597 and Ps. 2,110,075 respectively.

b. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2014, 2013 and 2012, recognized in operating costs, was Ps. 143,074,787, Ps. 148,491,704and Ps. 140,537,720, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2014, 2013 and 2012 of Ps. 2,011,027, Ps. 2,000,230and Ps. 2,053,630, respectively (see Note 3-h).

c. As of December 31, 2014 and 2013, provisions relating to future plugging and abandonment costs amounted to Ps. 52,460,749 and Ps. 46,118,080, respectively, and are presented in the "Provisions for sundry credits" line item.

d. As of December 31, 2014, the value in use of the Integral Burgos and Macuspana projects were unfavorable due to the decline in gas prices in the international market as well as the condition of economic hydrocarbon reserves located at these projects, which resulted in impairment charges of Ps. (21,199,704) and Ps. (25,432,038), respectively, that were recognized in the consolidated statements of comprehensive income under the other revenues and expenses—net line item.

e. As a result of the sale of certain properties and plants of the Pajaritos petrochemical complex by Pemex-Petrochemicals to Petroquímica Mexicana de Vinilo, S.A. de C.V., value in use for the complex was favorable, reducing the impairment charge for previous years by Ps. 1,650,664. This reduction in impairment charges was offset by additional impairment charges totaling Ps. (894,782) due to the identification of additional impaired assets. As of December 31, 2014, the impairment charge amounted Ps. (1,445,992).

f. As a result of the award of Titles allocation, investment in Petróleos Mexicanos in those securities that are allocated not permanently will be affected by having to transfer ownership of those investments. These investments will be compensated to Petróleos Mexicanos at fair value in the terms provided by Secretary of Energy. As of December 31, 2014, investments and concepts related to these, which have not been definitively, assigned amounted Ps. 71,270,273.

g. New values likely to be transferred due the decree concerning the transfer of assets to CENAGAS, as of December 31, 2014 amounted Ps. 31,807,719.

These values may change between the date of issuance of these consolidated financial statements and the time the transfer agreements are carried out, either by adjustments

(Figures stated in thousands, except as noted)

to pipelines and / or inclusion of new asset classes, There is a two year period for its completion.

NOTE 11—OTHER ASSETS:

As of December 31, 2014 and 2013, the balance of other assets was as follows:

	December 31,			
	2014		2013	
Wells unassigned to reserves	Ps.	13,813,099	Ps.	7,892,474
Payments in advance		4,117,472		2,244,450
Intangible assets		2,941,953		2,213,210
Other		1,752,589		1,844,576
	Ps.	22,625,113	Ps.	14,194,710

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the *Secretaría de Hacienda y Crédito Público* (Ministry of Finance and Public Credit, or the "SHCP") for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to December 31, 2014, PEMEX participated in the following financing activities:

a. On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b. On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i)

(Figures stated in thousands, except as noted)

an international offering outside of Mexico of Ps. 2,616,050 of *Certificados Bursátiles* in the form of GDNs, and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the second reopening of the same series of *Certificados Bursátiles* due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of *Certificados Bursátiles* in two tranches: one at a floating rate for Ps. 2,000,000 due 2019, which was a reopening of the same series of *Certificados Bursátiles* due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for UDIs equivalent to Ps. 3,000,000 due 2026. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c. On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matures on May 22, 2014.

d. On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 2.351% plus 1.08% and matures in March 2018.

e. On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos' U.S. $42,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

f. On May 30, 2014, Petróleos Mexicanos obtained a loan for U.S. $10,000,000 from its revolving credit line, which bears interest at a floating rate linked to TIIE and matures on July 2, 2014.

g. On June 2, 2014, Petróleos Mexicanos obtained loans for U.S. $1,250,000 and U.S. $250,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matures during 2014.

h. On July 2, 2014, Petróleos Mexicanos issued Ps. 11,000,000 aggregate principal amount of its *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,353,100, of *Certificados*

(Figures stated in thousands, except as noted)

Bursátiles in the form of GDNs and (ii) a concurrent offering to the public in Mexico of Ps. 8,646,900 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the third reopening of its *Certificados Bursátiles* due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Ps. 4,000,000 aggregate principal amount of *Certificados Bursátiles* in two tranches: (i) the first at a floating rate due 2019 in an aggregate principal amount of Ps. 1,500,000, which was a reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to the UDI equivalent of Ps. 2,500,000, which was a reopening of the same series originally issued on January 30, 2014. These *Certificados Bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

i. On July 29, 2014, Petróleos Mexicanos entered into a syndicated credit facility in the amount of Ps. 26,000,000; the facility bears interest at a floating rate linked to TIIE and matures on July 25, 2024.

j. On September 10, 2014, Petróleos Mexicanos borrowed the full amount available under this credit facility, amending the terms of its syndicated credit facility and entering into in July 2014 in order to increase the amount available thereunder from Ps. 26,000,000 to Ps. 30,000,000.

k. On September 11, 2014, Petróleos Mexicanos issued Ps. 19,999,269 aggregate principal amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 3,418,200 of *Certificados Bursátiles* in the form of GDNs; and (ii) a concurrent offering to the public in Mexico of Ps. 16,581,069 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the fourth reopening of its *Certificados Bursátiles* due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014. Petróleos Mexicanos concurrently issued in the Mexican market *Certificados Bursátiles* in two tranches: (i) one at a floating rate due 2019 in an aggregate principal amount of Ps. 5,000,000, which was the fourth reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013, January 30, 2014 and July 2, 2014 and (ii) the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to 968,700 UDI equivalent of Ps. 5,000,731, which was the second reopening of the same series originally issued on January 30,

(Figures stated in thousands, except as noted)

2014 and subsequently reopened on July 2, 2014. These *Certificados Bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000,000 or UDI equivalent *Certificados Bursátiles* Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

l. On October 14, 2014, Petróleos Mexicanos issued U.S. $500,000 of notes due 2025, which bear interest at LIBOR for three months plus 0.35%. The notes are guaranteed by the Export-Import Bank of the United States.

m. On October 15, 2014, Petróleos Mexicanos issued U.S. $2,500,000of debt securities under its U.S. $42,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $1,000,000 of its 4.250% Notes due 2025, and (2) U.S. $1,500,000 of its 5.50% Bonds due 2044, which was the second reopening of its 5.50% Bonds due 2044 originally issued on June 26, 2012 and subsequently reopened on October 19, 2012. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

n. On October 20, 2014, Petróleos Mexicanos issued U.S. $500,000 of notes due 2025, which bear interest at a fixed rate of 2.378%. The notes are guaranteed by the Export-Import Bank of the United States.

o. On November 19, 2014, Petróleos Mexicanos entered into a revolving credit facility in the amount of Ps. 20,000,000; the facility bears interest at a floating rate linked to the TIIE and will be repaid during 2015.

p. On November 27, 2014, Petróleos Mexicanos issued in the Mexican market Ps. 15,000,000 aggregate principal amount of Certificados Bursátiles in three tranches: one at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 8,301,389; the second at a floating rate due 2020 in an aggregate principal amount of Ps. 5,000,000; and the third at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 325,000,000 UDIs, equivalent to Ps. 1,698,611, which was the third reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014 and September 11, 2014. These certificados bursátiles were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

q. On December 15, 2014, Petróleos Mexicanos obtained a loan for Ps. 3,500,000 bearing interest at a floating rate.

(Figures stated in thousands, except as noted)

r. On December 19, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 bearing interest at a floating rate, which matures on January 2, 2025.

s. On December 19, 2014, Petróleos Mexicanos entered into a credit facility with Crédit Agricole CIB in the amount of U.S. $700,000. On December 19, 2014, Petróleos Mexicanos borrowed U.S. $700,000 under this facility.

t. On December 23, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 bearing interest at a floating rate, which matures on March 19, 2025.

u. As of December 31, 2014, Petróleos Mexicanos had U.S. $2,500,000 and Ps. 23,500,000 in available lines of credit in order to ensure liquidity, which were fully drawn.

v. Between January 1 and December 31, 2014, PMI HBV obtained U.S. $7,075,000 from its revolving credit line and repaid U.S. $7,125,000.

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS:

(a) Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

(Figures stated in thousands, except as noted)

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2014 and 2013:

	Fair value hierarchy			Total as of December 31,
	Level 1	Level 2	Level 3	2014
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 1,562,556	Ps. —	Ps. 1,562,556
Available-for-sale financial assets	5,414,574	—	—	5,414,574
Permanent investments in associates	—	22,068,779	—	22,068,779
Financial Liabilities:				
Derivative financial instruments	—	(17,459,740)	—	(17,459,740)

	Fair value hierarchy			Total as of December 31,
	Level 1	Level 2	Level 3	2013
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 6,741,640	Ps. —	Ps. 6,741,640
Available-for-sale financial assets	17,728,490	81	—	17,728,571
Permanent investments in associates	—	16,779,501	—	16,779,501
Financial Liabilities:				
Derivative financial instruments	—	(6,284,482)	—	(6,284,482)

(b) Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(Figures stated in thousands, except as noted)

(c) Accounting treatment

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and IFRS 7, 9 and 13 as issued by the IASB, which detail the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, of DFIs entered into for trading and hedging purposes and of embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for designation as hedges under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the financing cost.

As of December 31, 2014 and 2013, the net fair value of PEMEX's outstanding DFIs was Ps. (15,897,184) and Ps. 457,158, respectively. As of December 31, 2014 and 2013, PEMEX did not have any DFIs designated as hedges.

For the periods ended December 31, 2014 and 2013, PEMEX recognized a net gain (loss) of Ps. (9,438,570) and Ps. 1,310,973, respectively, in financing cost with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, in accordance with its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX determined that these agreements do not meet the criteria required to generate embedded derivatives and therefore, for the periods ended December 31, 2014 and 2013, PEMEX did not recognize any effects related to embedded derivatives (either foreign currency or index) in its statement of comprehensive income.

(Figures stated in thousands, except as noted)

NOTE 14—PROVISIONS FOR SUNDRY CREDITORS:

At December 31, 2014 and 2013, the provisions for sundry creditors were as follows:

	December 31,			
	2014		2013	
Provision for plugging of wells	Ps.	52,460,749	Ps.	46,118,080
Provision for litigation and claims in process		19,787,440		17,624,737
Provision for environmental costs		6,174,754		5,466,581
	Ps.	78,422,943	Ps.	69,209,398

NOTE 15—CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merits of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that unfavorable resolutions are not expected in such proceedings, with the exception of the proceeding disclosed in Note 5 and described in further detail below.

(a) PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2014 and 2013, the reserve for environmental remediation expenses totaled Ps. 6,174,754 and Ps. 5,446,581, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2014 and 2013, PEMEX had accrued a reserve of

(Figures stated in thousands, except as noted)

Ps. 19,787,440 and Ps. 17,624,737, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA). On January 11, 2012, the ICA notified the parties of its final award. Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Court issued a judgment declaring the arbitration award valid without addressing the issue of expenses. Each party filed an *amparo* (No. D.C. 3/2014 and D.C. 4/2014, respectively), which was denied to Pemex-Refining and Petróleos Mexicanos. The defendants filed a motion to review this resolution with the *Suprema Corte de Justicia de la Nación* (Supreme Court of Justice), which was admitted and is still pending. Previously, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York seeking the recognition of an arbitration award. On October 17, 2013 the Court stayed the proceeding pending the conclusion of the trial in Mexico.

- In December 2004, COMMISA filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest. On September 25, 2013, the Court issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay to COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,820 guarantee. Each party is to pay its value added taxes and interests. In November 2013, Pemex-Exploration and Production deposited this amount with the Court as a guarantee and filed its appeal with the Court of Appeals on January 28, 2014. On November 20, 2014, a hearing was held. On February 5, 2015, the U.S. Department of Justice filed an *Amicus Curiae* before the Court of Appeals in New York to issue an opinion and its recommendations regarding this arbitration, which were favorable to Pemex-Exploration and Production.

(Figures stated in thousands, except as noted)

On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions, which was granted. Pemex-Exploration and Production filed a motion before the Supreme Court of Luxembourg on November 15, 2013 and COMMISA filed another motion on January 15, 2014. On February 11, 2014, Pemex-Exploration and Production requested an extension to file its response to the execution process, which was granted on February 14, 2014. The Court ordered Pemex-Exploration and Production to file its pleadings on March 25, 2014 and August 5, 2014 and ordered COMMISA to file its pleadings on May 25, 2014 and October 5, 2014. On March 25, 2014, Pemex-Exploration and Production filed its response. On January 19, 2015, COMMISA filed an appeal before the Court of Appeals in Luxembourg. A hearing is scheduled to be held on May 7, 2015.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the *Primera Sección de la Sala Superior* (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Exploration and Production filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which as of this date is still pending.

- On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service's assessment.

(Figures stated in thousands, except as noted)

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Refining filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which as of this date is still pending.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. As of this date, the parties are waiting for the final judgment to be issued.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014 a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal, which was admitted on January 8, 2015. As of the date of this report, a final resolution is still pending.

- In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works

(Figures stated in thousands, except as noted)

contract be declared null and void. As of this date, the parties are waiting for the final judgment to be issued.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. A judgment was issued ordering Pemex-Exploration and Production to pay Ps. 12,600 for contractual penalties. Pemex-Exploration and Production filed an appeal, which was granted to Pemex-Exploration and Production. The plaintiff filed an amparo against this resolution. Pemex-Exploration and Production also filed an amparo requesting that the expenses related to this trial have to be paid by Saboratto, S.A. de C.V. As of this date, a final resolution is still pending.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,000. On April 2, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, the file was sent to Second Section of the Superior Court of the Tax and Administrative Federal Court, which will issue a final judgment. On October 29, 2014, the file was sent back to the Second Regional Court to correct a procedural error detected. As of this date, a final judgment is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

(Figures stated in thousands, except as noted)

NOTE 16—SUBSEQUENT EVENTS:

During the period between January 1 to February 26, 2015, Petróleos Mexicanos participated in the following financing activities:

- On January 23, 2015, Petróleos Mexicanos issued U.S. $6,000,000 of its debt securities under its U.S. $42,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $1,500,000 of its 3.500% Notes due 2020; (2) U.S. $1,500,000 of its 4.500% Notes due 2026; and (3) U.S. $3,000,000 of its 5.625% Bonds due 2046.

- On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps 7,000,000 bearing interest at a floating rate linked to TIIE, which matures on January 16, 2016.

- On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $42,000,000 to U.S. $52,000,000 pursuant to authorization by the Board of Directors of Petróleos Mexicanos on December 19, 2014.

- On February 5, 2015, Petróleos Mexicanos issued Ps. 24,287,902 aggregate principal amount of *Certificados Bursátiles* in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000 of "Euroclearable *Certificados Bursátiles*," which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 UDIs, equivalent to Ps. 2,987,902. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program.

- Between January 1 and April 26, 2015, PMI HBV repaid U.S. $500,000 from its revolving credit line.

(Figures stated in thousands, except as noted)

On February 26, 2015, the exchange rate was Ps. 14.9712 per U.S. dollar, which represents a 1.72% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2014, which was Ps. 14.7180 per U.S. dollar.

On February 26, 2015, the weighted average price of the crude oil exported by PEMEX was U.S. $48.55 per barrel, an increase of 6.82% as compared to the average price as of December 31, 2014, which was U.S. $45.45 per barrel.

As of December 31, 2014, PEMEX has valued and recorded the 19,557,003 Repsol shares acquired through PMI HBV as an available for sale financial assets. The market value of Repsol shares has increased approximately 10.46%, from €15.54 per share as of December 31, 2014 to €17.16 per share as of February 26, 2015.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining Company	1	50.00	0	7,322,445
Gasoductos de Chihuahua, S. de R.L. de C.V.	Natural Gas Transportation	1	50.00	393,049	4,778,939
Petroquímica Mexicana de Vinilo, S.A. de C.V.	Multi Purpose Financial Entity	1	49.00	2,993,585	3,521,924
TAG Norte Holding, S. de R.L. de C.V.	Natural Gas Services	1	45.00	454,500	1,856,580
Cia. Mexicana de Exploraciones, S.A. de C.V.	Exploration Geologic Services	25,333,847	60.00	25,333	1,255,742
Sierrita Gas Pipeline LLC	Natural Gas Distribution	350	35.00	604,553	885,792
Frontera Brownsville	Operation of Whosale Storage and i	1	50.00	443,737	546,463
Mexicana de Lubricantes, S.A. de C.V.	Lubricants Trader	17,879,561	47.00	178,796	488,499
MGI Enterprises US LLC (Delaware)	Investment in the Tucso-Sásabe	1,000	100.00	281,248	281,248
Serv. Aéreos Esp. Mexicanos S.A. de C.V.	Air Transportation Services	1	49.00	142,094	158,525
CH4 Energía, S.A. de C.V.	Gas Purchase-Sale and Trading	2,358	50.00	2,358	162,524
InvTag Pipeline Sur	Natural Gas Transportation and	1	45.00	118,365	489,781
Pasco International, Ltd.	Pasco Terminals, Inc. Holding	16,600	100.00	95	118,149
Others		1	0.00	0	428,942
Allowance for Investment Fluctuations		0	0	0	-226,774
		0	0	0	0
TOTAL INVESTMENT IN ASSOCIATES				5,637,713	22,068,779

NOTES

THE OWNERSHIP PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY SHOWS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO OWNERSHIP PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2014**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL: CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL: CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
SECURED																
APPLE BANK FOR SAV (1) (8)	YES	30/11/2006	15/12/2015	0.34							N/A	432,883	0	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	19/12/2007	25/06/2017	0.37							N/A	346,306	346,306	173,152	0	0
BANCO BILBAO VIZCA (1) (8)	YES	30/12/2010	30/12/2020	1.06							N/A	200,935	200,935	200,935	200,935	401,870
BANK OF AMERICA N. (1) (8)	YES	03/11/2005	26/01/2015	0.36							N/A	346,307	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	30/11/2006	25/06/2015	0.39							N/A	303,018	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022	0.61							N/A	294,360	294,360	294,360	294,360	1,020,575
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.51							N/A	692,612	692,612	346,305	0	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.51							N/A	346,306	346,306	173,153	0	0
BNP PARIBAS (1) (8)	YES	14/12/2010	21/12/2020	0.64							N/A	588,720	588,720	588,720	588,720	1,177,440
CITIBANK INTERNATI (1) (8)	YES	22/12/2010	24/06/2019	1.11							N/A	713,726	713,726	713,726	713,726	356,863
CITIBANK NA (1) (8)	YES	27/06/2011	25/06/2015	0.39							N/A	259,729	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	30/11/2006	25/02/2017	0.36							N/A	48,674	48,674	24,337	0	0
EXPORT DEVELOPMENT (1) (7)	YES	21/03/2014	21/03/2018	2.35							N/A	0	0	0	4,414,974	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	23/06/2015	0.85							N/A	46,557	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.86							N/A	27,033	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	18/07/2012	18/07/2017	1.83							N/A	0	0	4,411,354	0	0
EXPORT DEVELOPMENT (1) (8)	YES	08/11/2010	09/11/2020	0.63							N/A	735,900	735,900	735,900	735,900	1,471,800
EXPORT IMPORT BANK (1) (7)	YES	14/07/2009	20/12/2019	3.81							N/A	1,545,390	1,545,390	1,545,390	1,545,390	1,545,390
EXPORT IMPORT BANK (1) (7)	YES	28/12/2011	30/12/2021	2.45							N/A	441,540	441,540	220,770	662,311	1,324,413
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/04/2015	5.45							N/A	2,365	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/05/2015	5.45							N/A	951	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	11/06/2015	5.45							N/A	392	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	22/07/2015	5.45							N/A	786	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/08/2015	5.45							N/A	4,214	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							N/A	5,461	0	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							N/A	177,775	177,775	88,888	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							N/A	7,276	7,276	3,638	0	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.46							N/A	7,365	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.28							N/A	185,726	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.45							N/A	10,746	0	0	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.46							N/A	104,401	0	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.45							N/A	28,574	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.45							N/A	5,118	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.53							N/A	87,837	87,837	43,918	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2010	22/07/2019	0.97							N/A	87,802	87,802	87,802	87,802	87,802
HSBC BANK PLC (1) (8)	YES	29/04/2010	31/03/2020	1.03							N/A	197,999	197,999	197,999	197,999	296,998
HSBC BANK PLC (1) (8)	YES	15/04/2010	15/04/2020	1.07							N/A	155,286	155,286	155,286	155,286	232,929
HSBC BANK PLC (1) (8)	YES	23/09/2011	30/06/2021	1.03							N/A	120,401	120,401	120,401	120,401	299,444
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.36							N/A	259,729	129,865	0	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.49							N/A	173,153	173,153	86,576	0	0
JAPAN BANK FOR INT (1) (7)	YES	30/09/2005	30/06/2015	4.97							N/A	2,617	0	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.56							N/A	63,841	63,841	31,920	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.86							N/A	2,653	2,653	1,326	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.96							N/A	345,292	345,292	172,644	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.06							N/A	36,878	36,878	18,439	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.16							N/A	154,121	154,121	77,054	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.36							N/A	102,784	102,784	51,390	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.56							N/A	10,790	10,790	5,395	0	0
JP MORGAN CHASE BA (1) (8)	YES	10/09/2008	20/06/2017	0.49							N/A	259,729	259,729	129,865	0	0
JP MORGAN CHASE BA (1) (8)	YES	28/07/2009	20/12/2019	1.19							N/A	70,427	70,427	70,427	70,427	70,428
JP MORGAN CHASE BA (1) (8)	YES	28/09/2009	20/12/2019	1.19							N/A	126,850	126,850	126,850	126,850	126,851
JP MORGAN CHASE BA (1) (8)	YES	26/08/2009	20/12/2019	1.19							N/A	244,262	244,262	244,262	244,262	244,263
JP MORGAN CHASE BA (1) (8)	YES	13/12/2010	21/12/2020	0.64							N/A	294,360	294,360	294,360	294,360	588,721
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.76							N/A	147,180	147,180	147,180	147,180	438,615
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.60							N/A	588,720	588,720	588,720	588,720	1,755,074
MIZUHO BANK LTD (1) (8)	YES	15/06/2009	14/12/2018	0.76							N/A	1,103,850	1,103,850	1,103,850	1,103,850	0
MIZUHO BANK LTD (1) (8)	YES	25/03/2010	24/03/2020	2.04							N/A	1,038,944	1,038,944	1,038,944	1,038,944	1,558,190
NACIONAL FINANCIER (3) (7)	NOT	07/11/1990	20/11/2015	2.90							N/A	395,470	0	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							N/A	46	23	0	0	0
SOCIETE GENERALE (1) (8)	YES	14/12/2010	21/12/2020	0.64							N/A	294,360	294,360	294,360	294,360	588,720
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							N/A	364,289	364,289	182,144	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.78							N/A	105,918	105,918	52,959	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.45							N/A	202,752	202,752	101,376	0	0
SOCIETE GENERALE (1) (8)	YES	13/01/2010	13/02/2017	0.45							N/A	51,572	51,572	25,786	0	0
SOCIETE GENERALE (1) (8)	YES	13/12/2010	21/12/2020	0.63							N/A	294,360	294,360	294,360	294,360	588,720
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.37							N/A	259,729	0	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.36							N/A	519,459	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
THE EXPORT-IMPORT (1) (7)	YES	07/12/2005	13/02/2017	4.77							N/A	124,707	124,708	62,356	0	0
INT DEV NO PAG	NOT		31/12/2015	0.00							N/A	171,886	0	0	0	0
COMMERCIAL BANKS																
BANCO MERCANTIL DE (6) (11)	NOT	23/12/2014	19/03/2025	4.16	N/A	975,610	975,609	975,610	975,610	6,017,562						
BANCO SANTANDER SA (6) (11)	NOT	12/12/2014	17/03/2015	3.85	N/A	3,500,000	0	0	0	0						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025	4.25	N/A	487,805	487,805	487,805	487,805	3,048,780						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025	4.56	N/A	0	0	0	0	5,000,000						
BBVA BANCOMER SA (6) (11)	NOT	21/11/2014	20/02/2015	3.85	N/A	20,000,000	0	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	29/12/2011	29/12/2016	3.85	N/A	1,166,666	1,101,299	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	29/07/2014	25/07/2024	4.25	N/A	2,600,000	2,600,000	2,600,000	2,600,000	14,817,015						
HSBC MEXICO SA INS (6) (11)	NOT	09/09/2014	25/07/2024	4.25	N/A	400,000	400,000	400,000	400,000	2,188,358						
NACIONAL FINANCIER (6) (7)	NOT	21/12/2012	21/12/2022	6.55	N/A	0	0	0	0	1,998,848						
INT DEV NO PAG	NOT		31/12/2015	0.00	N/A	273,873	0	0	0	0						
BANCO NACIONAL DE (1) (7)	YES	26/06/2003	02/07/2018	5.44							N/A	294,360	294,360	147,181	294,360	0
BBVA BANCOMER SA (1) (8)	NOT	10/12/2010	15/01/2016	1.17							N/A	0	29,436,000	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	18/12/2014	29/01/2015	0.99							N/A	10,302,600	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	02/06/2014	29/01/2015	1.29							N/A	18,397,500	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	20/03/2014	29/01/2015	0.97							N/A	14,718,000	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	02/06/2014	17/02/2015	0.97							N/A	3,679,500	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	29/12/2011	29/12/2016	1.36							N/A	0	2,939,830	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							N/A	54,073	56,999	60,081	63,331	167,558
BANAMEX (1) (7)	NOT	27/03/2012	27/01/2022	3.80							N/A	52,660	54,497	56,791	59,019	196,935
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							N/A	45,360	47,189	49,080	51,006	234,946
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							N/A	45,360	47,189	49,080	51,006	234,946
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	46,999	49,108	50,910	52,749	166,071
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							N/A	52,963	54,811	56,899	58,947	185,936
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	52,566	54,924	56,939	58,996	185,745
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							N/A	46,936	49,119	50,943	52,770	166,069
BBVA BANCOMER (1) (7)	NOT	26/03/2013	30/12/2021	3.50							N/A	45,447	47,306	49,051	50,843	227,041
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023	3.50							N/A	45,251	47,314	49,046	50,733	236,743
MIZUHO BANK LTD NEW (1) (7)	YES	04/12/2014	05/01/2015	0.85							N/A	2,207,700	0	0	0	0
INTESA SANPAOLO SPA (1) (7)	YES	12/12/2014	12/01/2015	1.08							N/A	3,679,500	0	0	0	0
SOCIETE GENERALE (1) (7)	YES	12/12/2014	02/01/2015	0.79							N/A	1,471,800	0	0	0	0
NACIONAL FINANCIER (1) (8)	NOT	17/12/2014	18/12/2017	1.65							N/A	0	0	3,329,546	0	0
INT DEV NO PAG	NOT		31/12/2015	0.00							N/A	40,540	0	0	0	0

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY - TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY - TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER																
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							N/A	402,864	371,875	371,875	371,875	1,363,541
COPFS (1) (8)	YES	01/02/2005	31/07/2017	1.95							N/A	6,785,220	1,522,823	444,772	62,668	0
DEUTSCHE BANK MX (1) (7)	NOT	28/11/2013	28/11/2023	4.45							N/A	185,580	194,009	202,820	212,032	1,213,666
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							N/A	111,026	120,130	129,981	104,435	0
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							N/A	96,817	104,757	113,348	91,070	0
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							N/A	109,844	118,899	128,700	139,309	0
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							N/A	109,844	118,899	128,700	139,309	0
TOTAL BANKS					0	29,403,954	5,564,713	4,463,415	4,463,415	33,070,563	0	79,451,509	48,850,564	20,854,320	15,885,575	18,754,303

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX SA INS (6) (11)	NOT	08/02/2010	03/02/2015	3.99	N/A	7,959,780	0	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	15/03/2011	08/03/2016	3.51	N/A	0	9,937,654	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	03/10/2011	10/04/2017	3.54	N/A	0	0	6,942,082	0	0						
BANCO INVEX SA INS (6) (11)	NOT	22/03/2013	23/11/2017	3.49	N/A	0	0	2,499,107	0	0						
BANCO INVEX SA INS (6) (11)	NOT	25/06/2013	23/11/2017	3.49	N/A	0	0	2,505,616	0	0						
BANCO INVEX SA INS (6) (11)	NOT	29/11/2012	23/11/2017	3.49	N/A	0	0	11,448,521	0	0						
BANCO INVEX SA INS (6) (11)	NOT	11/09/2014	28/02/2019	3.35	N/A	0	0	0	0	5,004,816						
BANCO INVEX SA INS (6) (11)	NOT	02/07/2014	28/02/2019	3.36	N/A	0	0	0	0	1,499,851						
BANCO INVEX SA INS (6) (11)	NOT	30/01/2014	28/02/2019	3.36	N/A	0	0	0	0	1,991,722						
BANCO INVEX SA INS (6) (11)	NOT	09/12/2013	28/02/2019	3.36	N/A	0	0	0	0	1,096,116						
BANCO INVEX SA INS (6) (11)	NOT	19/09/2013	28/02/2019	3.36	N/A	0	0	0	0	4,994,636						
BANCO INVEX SA INS (6) (11)	NOT	27/11/2014	19/11/2020	3.45	N/A	0	0	0	0	4,994,871						
BANCO INVEX SA INS (6) (7)	NOT	08/02/2010	27/01/2020	9.10	N/A	0	0	0	0	10,080,816						
BANCO INVEX SA INS (6) (7)	NOT	07/12/2011	24/11/2021	7.65	N/A	0	0	0	0	20,592,870						
BANCO INVEX SA INS (6) (7)	NOT	26/09/2013	12/09/2024	7.19	N/A	0	0	0	0	57,386,911						
BANCO INVEX SA INS (6) (7)	NOT	27/11/2014	12/11/2026	7.47	N/A	0	0	0	0	8,291,352						
BANCO INVEX SA INS (7) (7)	NOT	08/02/2010	27/01/2020	4.20	N/A	0	0	0	0	4,228,657						
BANCO INVEX SA INS (7) (7)	NOT	03/10/2011	20/09/2021	3.55	N/A	0	0	0	0	3,437,740						
BANCO INVEX SA INS (7) (7)	NOT	30/01/2014	15/01/2026	3.94	N/A	0	0	0	0	13,062,534						
BANCO INVEX SA INS (7) (7)	NOT	29/11/2012	11/05/2028	3.02	N/A	0	0	0	0	3,794,515						
SCOTIA INVERLAT CA (6) (7)	NOT	29/07/2005	16/07/2015	9.91	N/A	9,500,000	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	03/04/2009	28/03/2016	9.15	N/A	0	7,499,440	0	0	0						
SCOTIA INVERLAT CA (7) (13)	NOT	23/12/2004	05/12/2019	9.00	N/A	0	0	0	0	7,461,897						
SCOTIA INVERLAT CA (7) (13)	NOT	01/02/2005	05/12/2019	9.00	N/A	0	0	0	0	8,947,261						
INT DEV NO PAG	NOT		31/12/2015	0.00	N/A	2,663,246	0	0	0	0						
CREDIT SUISSE (4) (7)	YES	10/04/2012	10/04/2019	2.50							N/A	0	0	0	0	4,435,394
DEUTSCHE BANK AG (1) (7)	YES	22/10/2007	01/03/2018	5.75							N/A	0	0	0	36,628,215	0
DEUTSCHE BANK AG (1) (7)	YES	14/11/2001	01/02/2022	8.63							N/A	0	0	0	0	2,358,486
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/06/2035	6.63							N/A	0	0	0	0	25,756,500
DEUTSCHE BANK AG (1) (7)	YES	04/06/2008	15/06/2038	6.63							N/A	0	0	0	0	7,310,431
DEUTSCHE BANK AG (2) (7)	YES	07/10/2009	09/01/2017	5.50							N/A	0	0	17,731,085	0	0
DEUTSCHE BANK AG (2) (7)	YES	17/08/2009	06/11/2017	5.78							N/A	0	0	3,557,189	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK AG (2) (7)	YES	27/11/2013	27/11/2020	3.13							N/A	0	0	0	0	22,984,931
DEUTSCHE BANK AG (2) (7)	YES	22/02/2005	24/02/2025	5.50							N/A	0	0	0	0	17,810,300
DEUTSCHE BANK AG (2) (7)	YES	16/04/2014	16/04/2026	3.75							N/A	0	0	0	0	17,710,502
DEUTSCHE BANK AG (3) (7)	YES	05/12/2002	05/12/2023	3.50							N/A	0	0	0	0	3,681,000
DEUTSCHE BANK AG (5) (7)	YES	02/06/2009	02/06/2022	8.25							N/A	0	0	0	0	7,986,601
DEUTSCHE BANK AG (8) (7)	YES	26/04/2012	26/04/2017	6.13							N/A	0	0	1,801,286	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	01/04/1998	30/03/2018	9.25							N/A	0	0	0	1,719,710	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/07/2018	3.50							N/A	0	0	0	14,658,189	0
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2019	3.13							N/A	0	0	0	0	7,349,955
DEUTSCHE BANK TRUS (1) (7)	YES	03/02/2009	03/05/2019	8.00							N/A	0	0	0	0	29,176,514
DEUTSCHE BANK TRUS (1) (7)	YES	05/02/2010	05/03/2020	6.00							N/A	0	0	0	0	14,599,221
DEUTSCHE BANK TRUS (1) (7)	YES	21/07/2010	21/01/2021	5.50							N/A	0	0	0	0	44,317,511
DEUTSCHE BANK TRUS (1) (7)	YES	24/01/2012	24/01/2022	4.88							N/A	0	0	0	0	30,647,480
DEUTSCHE BANK TRUS (1) (7)	YES	30/01/2013	30/01/2023	3.50							N/A	0	0	0	0	30,795,227
DEUTSCHE BANK TRUS (1) (7)	YES	01/03/1993	01/12/2023	8.63							N/A	0	0	0	0	1,928,102
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/01/2024	4.88							N/A	0	0	0	0	21,945,181
DEUTSCHE BANK TRUS (1) (7)	YES	15/10/2014	15/01/2025	4.25							N/A	0	0	0	0	14,611,795
DEUTSCHE BANK TRUS (1) (7)	YES	30/12/2004	15/09/2027	9.50							N/A	0	0	0	0	3,323,207
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/1997	16/09/2027	9.50							N/A	0	0	0	0	1,504,592
DEUTSCHE BANK TRUS (1) (7)	YES	30/08/2010	15/06/2035	6.63							N/A	0	0	0	0	15,569,432
DEUTSCHE BANK TRUS (1) (7)	YES	02/06/2011	02/06/2041	6.50							N/A	0	0	0	0	44,266,329
DEUTSCHE BANK TRUS (1) (7)	YES	26/06/2012	27/06/2044	5.50							N/A	0	0	0	0	64,035,977
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2045	6.38							N/A	0	0	0	0	43,765,848
DEUTSCHE BANK TRUS (1) (7)	YES	28/09/2010	28/12/2046	6.63							N/A	0	0	0	0	14,699,816
DEUTSCHE BANK TRUS (1) (8)	YES	18/07/2013	18/07/2018	2.25							N/A	0	0	0	7,350,809	0
THE BANK OF NEW YO (2) (7)	YES	05/08/2004	05/08/2016	6.38							N/A	0	15,138,755	0	0	0
PEMEX FINANCE (1) (7)	YES	14/12/1998	15/11/2018	9.15							N/A	919,875	919,875	919,875	919,875	0
PEMEX FINANCE (1) (7)	YES	27/07/1999	15/08/2017	10.61							N/A	735,900	735,900	551,925	0	0
INT DEV NO PAG	NOT		31/12/2015	0.00							N/A	10,337,810	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
SUMITOMO MITSUI BA (3) (8)	YES	19/09/2008	29/09/2020	0.90							N/A	0	0	0	0	7,852,800
CREDIT AGRICOLE CI (1) (7)	YES	26/07/2012	20/12/2022	1.70							N/A	588,720	588,720	588,720	588,720	2,342,903

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022	1.95							N/A	588,720	588,720	588,720	588,720	2,342,003
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022	2.00							N/A	588,720	588,720	588,720	588,720	2,342,744
WELLS FARGO NA (1) (7)	YES	04/11/2013	15/02/2024	2.29							N/A	515,130	515,130	515,130	515,130	2,824,000
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.83							N/A	588,720	588,720	588,720	588,720	3,226,872
WELLS FARGO NA (1) (7)	YES	20/10/2014	15/04/2025	2.38							N/A	367,950	735,900	735,900	735,900	4,767,299
WELLS FARGO NA (1) (8)	YES	30/09/2013	15/02/2024	0.66							N/A	1,103,850	1,103,850	1,103,850	1,103,850	5,776,065
WELLS FARGO NA (1) (8)	YES	14/10/2014	15/04/2025	0.58							N/A	367,950	735,900	735,900	735,900	4,765,738
INT DEV NO PAG	NOT		31/12/2015	0.00							N/A	181,037	0	0	0	0
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	20,123,026	17,437,094	23,395,326	0	156,866,565	0	16,884,382	22,240,190	30,007,020	66,722,458	528,810,756

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
OTROS	NOT				N/A	116,147,511										
TOTAL SUPPLIERS					0	116,147,511					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
OTROS PASIVOS CIRCULANTES	NOT				N/A	29,743,529	0	0	0	0						
OTROS PASIVOS NO CIRCULANTES	NOT				N/A	0	1,560,229,559	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	29,743,529	1,560,229,559	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					0	195,418,020	1,583,231,366	27,858,741	4,463,415	189,937,128	0	96,335,891	71,090,754	50,861,340	82,608,033	547,565,059

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	14.71800
(2) EUROS	EUR	17.8103
(3) JAPANESE YEN	JPY	0.1227
(4) SWISS FRANCS	CHF	14.81220
(5) STERLING POUND	GBP	22.9483
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	5.270368
(8) AUSTRALIAN DOLLAR	AUD	12.0437

TYPE OF RATE
(7) FIXED RATE
(8) LIBOR RATE

NOTES

(9) FLOATING RATE
(10) DISCOUNT RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	7,990,979	117,611,228	1,396,165	20,548,758	138,159,986
CURRENT	7,979,787	117,446,504	1,396,086	20,547,597	137,994,101
NON CURRENT	11,192	164,724	79	1,161	165,885
LIABILITIES POSITION	59,152,819	870,611,189	18,289,581	133,386,350	1,003,997,539
CURRENT	16,904,090	248,794,399	10,111,227	13,017,329	261,811,728
NON CURRENT	42,248,729	621,816,790	8,178,354	120,369,021	742,185,811
NET BALANCE	-51,161,840	-752,999,961	-16,893,416	-112,837,592	-865,837,553

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	14.71800
AUSTRALIAN DOLLAR		12.0437
JAPANESE YENS	JPY	0.1227
STERLING POUNDS	GBP	22.9483
EUROS	EUR	17.8103
SWISS FRANC		14.81220
CANADIAN DOLLAR		12.70600

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2014**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS	0	0	0		
FUEL OIL	122	45,677,478	100.00		DISTRIBUITORS
DIESEL	389	225,691,894	100.00	PEMEX DIESEL	DISTRIBUITORS
L.P. GAS	281	78,084,309	0.00		DISTRIBUITORS
MAGNA SIN GASOLINE	639	347,895,959	100.00	PEMEX MAGNA	DISTRIBUITORS
PREMIUM GASOLINE	137	80,054,037	100.00	PEMEX PREMIUM	DISTRIBUITORS
JET FUEL	67	36,419,445	100.00		ASA
OTHER REFINED PRODUCTS	74	18,056,219	100.00		DISTRIBUITORS
PETROCHEMICAL PRODUCTS	0	0	0.00		
METHANE DERIVATES (A)	1,210	5,117,427	86.00		
ETHANE DERIVATES (B)	982	15,861,486	40.00		
AROMATICS AND DERIVATES (C)	247	4,179,588	34.00		
PROPYLENES AND DERIVATES (D)	76	6,823,311	20.00		
OTHER PETROCHEMICAL (E)	1,590	3,323,467	0.00		
DRY GAS	3,451	77,813,359	0.00		(F)
SERVICES INCOME	0	11,438,582	0		
	0	0	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,142	475,056,981	0	(G)	(H)
REFINED PRODUCTS (TBD)	195	45,469,764	0		(I)
PETROCHEMICAL PRODUCTS (TT)	432	28,959,674	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	81,832,261	0		
TOTAL	**11,034**	**1,587,755,241**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.
NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2014 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.

DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME

(THOUSAND PESOS)

(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET (AS OF SEPTEMBER 12, 2013, THE PAJARITOS PETROCHEMICAL COMPLEX WAS DIVESTED FROM PEMEX-PETROCHEMICALS).
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE PLANTS ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) PEMEX-PETROCHEMICALS DOES NOT CONSIDER PARTICIPATION TO THE DOMESTIC MARKET OF "OTHER PRODUCTS", SINCE THEY ARE NOT WITHIN THE SCOPE OF THE "MAIN SELECTED PRODUCTS".
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-DECEMBER 2014): 69.4% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 18.8% WAS DISTRIBUTED TO EUROPE, 3.1% TO THE REST OF THE AMERICAN CONTINENT AND 8.8% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-DECEMBER OF 2014 WAS 3.0%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFI should generally be used only for the purpose of mitigating financial risk. The use of DFI for any other purpose must be approved in accordance with PEMEX's internal regulation.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee which supervises the trading of DFIs.

Market Risk

(i) Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso *Tasa de Interés Interbancaria de Equilibrio* (TIIE).

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

(ii) Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties as well as the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, depending on market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound and Australian dollar, which are each swapped against the U.S. dollar. The UDI is swapped against the peso.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the board of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. This policy further states that the exchange rate risk generated by financing contracts denominated in currencies other than the functional one is to be fully covered immediately upon the execution of the contract. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

As of December 31, 2013, PMI HBV had outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros. These operations expired in 2014.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, are derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

(iii) Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFI, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the fourth quarter of 2014.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013 and to the fourth quarter of 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFI of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

(iv) Risk Relating to the Portfolio of Third-Party Shares

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol, S.A. through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. . All DFIs expired in 2014, 2013 and 2012, so there were no DFIs at the fourth quarter of 2014. Notwithstanding their execution for hedging purposes, these DFI were not recorded as hedges for accounting purposes.
As of December 31, 2014, PMI HBV owned 19,557,003 Repsol, S.A. shares. These shares are not being hedged through DFIs.

Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in four cross currency swaps during 2013 and three in 2014. These swaps were used to hedge the exchange rate exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market value of a DFI must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the Credit Value Adjustment (CVA) method to calculate the fair value of its DFIs.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. Since October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are cashed out, rights to guarantees are exercised and, if the guarantees total amount is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. The Board of Directors of Pemex-Gas and Basic Petrochemicals approves the credit requirements related to entering into DFIs with Pemex-Gas and Basic Petrochemicals.

PMI Trading's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through *CME-Clearport*.

Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves a healthy cash balance, maintaining a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations. In addition, PEMEX has acquired three committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*In-House Bank*". In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's Board of Directors.

Fair Value of Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Financing Cost (FC).

As of December 31, 2014 and 2013, the net fair value of PEMEX's outstanding DFIs was ($15,897,184) and $457,158, respectively. As of December 31, 2014 and 2013, PEMEX did not have any DFIs designated as hedges.

DERIVATIVE FINANCIAL INSTRUMENTS

For the periods ended December 31, 2014 and 2013, PEMEX recognized a net gain (loss) of ($9,438,570) and $1,310,973, respectively, in FC with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended December 31, 2014 and 2013, PEMEX has not recognized any effects in its statement of operations, due to embedded derivatives (foreign currency or index).

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos, except as noted, as of December 31, 2014)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Interest Rate Swaps	Hedging	17,569,613	LIBOR USD 3M=0.25560%	LIBOR USD 3M=0.23510%	(180,074)	17,279	1,471,800	1,839,750	1,839,750	1,839,750	1,839,750	8,738,813	0
Currency Swaps	Hedging	152,221,863	MXN = 14.718 1/EUR = 1.2101 1/GBP = 1.5592 JPY = 119.9511 UDI = 5.27037 CHF = 0.99364 AUD = 1.22205 Exchange rates against US dollar.	MXN = 13.4541 1/EUR = 1.2686 1/GBP = 1.6244 JPY = 109.37403 UDI = 5.17863 CHF = 0.9512 AUD = 1.14155 Exchange rates against US dollar.	(13,721,732)	(8,618,103)	1,211,734	758,874	27,681,391	0	20,941,090	101,628,773	0
Currency Swaps with credit linked options	Hedging	16,872,862	1/EUR = 1.2101 JPY = 119.9511 Exchange rates against US dollar.	1/EUR = 1.2686 JPY = 109.37403 Exchange rates against US dollar.	(1,921,766)	(1,065,561)	0	16,872,862	0	0	0	0	0

TABLE 2

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of December 31, 2014)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)(1)		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Long Swaps	Trading	3,173,172	4.20	3.92	(36,852)	(1,763)	2,743,512	429,660	0	0	0	0	0
Short Swaps	Trading	(3,173,172)	4.20	3.92	40,450	4,276	(2,743,512)	(429,660)	0	0	0	0	
European Call													
Long	Trading	2,554,450	4.20	3.92	1,843	7,625	2,018,500	401,950	134,000	0	0	0	
Short		(2,554,450)			(1,823)	(7,606)	(2,018,500)	(401,950)	(134,000)	0	0	0	

(1) Representative underlying asset value.

Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 3

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(in thousands of pesos, except as noted, open positions as of December 31, 2014)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year (in millions of barrels)						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Futures	Hedging	(1.7)	60.8	104.4	118,140	37,800	(1.7)	0	0	0	0	0	N.A
Exchange Traded Swaps	Hedging	(6.9)	45.2	85.4	1,831,963	211,617	(6.9)	0	0	0	0	0	N.A

(1) Net Volume.

(2) Representative underlying asset value per barrel.

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 528,548,842

TABLE 4

Treasury Financial Derivatives

(in thousands of pesos, except as noted, as of December 31, 2014)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,693,433	LIBOR USD 1M = 0.17125%	LIBOR USD 1M = 0.15650%	(77,229)	(63,797)	196,908	205,257	214,213	223,576	233,284	620,194	0

(1) Representative outstanding underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of September 30, 2014 Ps. 13.4541 = US$1.00 and December 31, 2014 Ps. 14.7180 = US$1.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Petróleos Mexicanos

By: ______________________

Carlos Caraveo Sánchez

Associate Managing Director of Finance

Date: June 22, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
- activities relating to the generation of electrical energy;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico including developments relating to the implementation of the laws that implement the new legal framework contemplated by the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.